Form 20-F
period 2002-12-31
QUEENSTAKE RESOURCES LTD
filed 2003-08-07
CIK 904121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	0-24096

Queenstake Resources Ltd.
(Exact name of registrant as specified in its charter)

Yukon, Canada
(Jurisdiction of incorporation or organization)

712C 12th Street, New Westminster, BC, Canada V3M 4J6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

67,984,045

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDING DURING
THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No		Not Applicable	X

Special Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information under the headings "Item 4-Information on the Company", "Item 5 - Operating and Financial Review and Prospects", Item 11 - Quantitative and Qualitative Disclosure about Market Risk" and elsewhere in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performances or achievements or other events expressly or impliedly predicted by such forward-looking statements. Statements in this Annual Report regarding, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements. Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications. Such risks, uncertainties and other factors include, but are not limited to, the Company's history of limited revenue, losses and negative cash flow; the Company's need for additional financing; precious and base metal price volatility; mining industry operational hazards and environment concerns; the absence of operating history of the Company's precious and base metal properties; currency fluctuations; uninsured risks; dependence on management; uncertainty of estimates of mineral deposits; risks related to mining exploration programs; government regulation and requirements for permits and licenses; title matters; risks of international operations; conflicts of interest; competition and stock market volatility. See Item 3. Key Information B. Risk Factors.

The information set forth in this Annual Report on Form 20-F is as at December 31, 2002 unless an earlier or later date is indicated.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F
QUEENSTAKE RESOURCES LTD.
TABLE OF CONTENTS

GLOSSARY

The following terms have the following meanings in this Form 20-F Annual Report:

"Company" or	Queenstake Resources Ltd., including, unless the context or otherwise requires, the Company's subsidiaries.
"Queenstake":

"deposit":	a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

"development":	the preparation of a known commercially mineable deposit for mining.

"diamond drill":	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

"exploration":	The prospecting, diamond drilling and other work involved in searching for ore bodies.

"Feasibility Study":	A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operation costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

"gpt":	grams per tonne

"heap leaching":	A process of extracting gold by placing broken material on sloping, impermeable pads and applying dilute cyanide solution that dissolves a portion of the contained gold, which is then recovered in a carbon column or Merrill-Crowe circuit.

"hectare":	Measurement of an area of land equivalent to 10,000 square meters or 2.47 acres.

"leach pad":	A large impermeable foundation or pad used as a base for material during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

"mill":	A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

"mineral reserves":	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant facts that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

"mineral resources":	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

"mineralization":	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

"mm":	millimeter, one thousandth of a meter

"net smelter return royalty/ NSR royalty":	A phrase used to describe a royalty payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"ore":	A metal or mineral bearing rock or a combination of these of sufficient value as toquality and quantity to enable it to be mined at a profit.

"ounces":	Troy ounces.

"ppm":	parts per million. One ppm has the same value as one gram per tonne.

"ppb":	parts per billion. One ppb has the same value as one thousandth of a gram per tonne.

"probable mineral reserves":	A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economical and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"production":	The exploitation of a mineral deposit or reserve.

"proven mineral reserves":	A proven mineral reserve is the economically mineable pat of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economical and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"Santa Cruz":	The Company amalgamated with Santa Cruz Gold Inc. on July 19, 1999.

"Share":	A common share without par value of the Company. Historical references to number of shares have been adjusted to reflect the share exchange ratio of 0.4993 used in the July 19, 1999 amalgamation with Santa Cruz Gold Inc.

"stripping ratio":	the ratio of the tonnage of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

"the Study":	Certain disclosure in Item 4D - Property, Plant and Equipment - the "Magistral Gold Project" is based on the Kappes Cassiday and Associates of Reno and Pincock Allen & Holt of Denver feasibility study report dated May 2000

"tailings":	Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted.

"Ton"	A short ton (2,000 pounds).

"Tonne"	A metric ton (2,204 pounds).

"TSX":	The Toronto Stock Exchange now known as the TSX.

"YBCA":	the Business Corporations Act (Yukon), R.S.Y. 1996, c.15, as amended.

PART I

ITEM 1         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

ITEM 2         OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

ITEM 3         KEY INFORMATION

A.     Selected Financial Data

The information in the following table summarizes selected financial data for the Company (stated in Canadian dollars) prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The information in the table was extracted from Note 17 of the more detailed financial statements included herein and should be read in conjunction with these financial statements and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects."

Results for the period ended December 31, 2002 are not necessarily indicative of results for future periods.

	Fiscal Year ended December 31, (1)
	2002	2001	2000	1999	1998
	(In Canadian Dollar thousands, except for per share amounts)

Revenue	$916	$50	$73	$314	$507
Net loss under U.S. GAAP	(1,575)	(5,587)	(2,788)	(8,889)	(4,488)
Net loss per share under U.S.
GAAP	(0.03)	(0.12)	(0.09)	(0.36)	(0.23)

Total assets under U.S. GAAP	7,402	6,141	2,564	3,726	8,948
Net assets under U.S. GAAP	6,682	4,463	379	1,457	7,779
Share capital	$55,414	$51,728	$49,829	$48,492	$46,158
Shares issued and outstanding	67,984,045	48,002,294	38,988,294	30,032,864	19,499,907

(1) No dividends were declared in any of the periods presented.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rates, based on the noon buying rates published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

The information set forth in this Form 20-F Annual Report, is as at December 31, 2002 unless an earlier or later date is indicated.

(a) On June 30, 2003, the noon rate of exchange, as reported by the Bank of Canada for the conversion of one United States dollars into one Canadian dollar was $1.3553 (U.S. $1.00 = Cdn. $0.7378)

(b) The following table sets out the high and low exchange rates for each month during the previous six months:

	High	Low
June 2003	1.3925	1.3323
May 2003	1.4263	1.3438
April 2003	1.4785	1.4334
March 2003	1.4944	1.4628
February 2003	1.5297	1.4840
January 2003	1.5672	1.5184

(c) The following table sets out the average exchange rates for each of the last five years, calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period:

	Year Ended December 31
	2002	2001	2000	1999	1998
Average for the year	1.5704	1.5488	1.4852	1.4858	1.4831

B. Capitalization and Indebtedness

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

C. Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

D. Risk Factors

An investment in the Shares of the Company must be considered highly speculative due to the nature of the Company's business and in particular the following risk factors apply. The order in which they appear does not necessarily reflect management's opinion of their order or priority.

Fluctuations in the Market Price of Precious Metals.

The future profitability of the Company's operations is directly related to the market price of gold and silver as well as factors including the cost of operations and variations in the grade of ore mined.

The price of gold has fluctuated in recent years. The price of gold has experienced volatile and significant price movements over short periods of time and is affected by numerous factors beyond the control of the Company, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macroeconomic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price.

Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production.

No Production Revenues; History of Losses

The Company has not recorded any significant revenues from its mining operations since 1991. The Company acquired the Jerritt Canyon mine effective June 30, 2003 and income from the mine prior to that date is not included in the Company's results of operations. The Company has accumulated net losses from its operations of approximately $49 million under Canadian GAAP to December 31, 2002. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future.

The Company anticipates that its operating expenses and capital expenditures will increase significantly in subsequent years with the acquisition of the Jerritt Canyon mine and as it adds the consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

The Company had completed its Jerritt Canyon acquisition financing by July 8, 2003 and the Company intends to rely on accumulated cash reserves, if any; cash generated from operations to fund its operations during the next twelve months.

Mining Industry Risks

Resource exploration, development and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. At present the Company's newly acquired Jerritt Canyon mine in Nevada, and its Magistral property in Mexico have known ore bodies and the other mineral properties in which the Company has an interest are without a known body of commercial ore. There is no assurance that mineral exploration activities will result in any additional discoveries of commercial bodies of ore.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for construction, exploration, development and operating expertise. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuant mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

No Assurance of Title

The Company has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties, and to the best of its knowledge, title to all properties is in good standing. This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. Any of the Company's properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Foreign Countries and Regulatory Requirements

Queenstake's Magistral property is in Mexico. Mineral exploration and mining activities in Mexico may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Queenstake and may adversely affect its business. Mexico is an economically developing country, which may make it more difficult for Queenstake to obtain any required exploration, development and production financing for projects located there.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Continued exploration activities, development and production activities on its properties, require permits from various foreign, federal, state and local governmental authorities and such activities will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company believes it is currently in substantial compliance with all material laws and regulations, which currently apply to its activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, could have a material adverse impact on the Company and cause increases in exploration expenditures and, in the future, on production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties and which are beyond the limits of the insurance coverage purchased by the Company.

Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations which are beyond the limits of the insurance coverage purchased by the Company.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental Regulations

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A violation of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner where stricter standards and enforcement are being applied and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations in all of the countries in which it is active.

Uncertainty as to Calculations of Material Reserves, Mineral Deposits and Ore Grades

There is a significant degree of uncertainty attributable to the calculation of ore reserves, mineral deposits and corresponding material grades. Until the material is actually mined and processed, ore reserves, mineral deposits and ore grade must be considered as estimates only. Consequently, there can be no assurance that any material reserve, mineral deposit or material grade information contained in this Annual Report will prove accurate. In addition, the quantity of material reserves and mineral deposits may vary depending on mineral prices and other factors. Any material change in reserves, ore grades or stripping ratios may affect the economic viability of the Company's projects. Furthermore, reserve and mineral deposit information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

Financing Risks

Queenstake expects to receive operating income from the Jerritt Canyon mine and operator fees from production at Magistral during the next twelve months; however, if production is delayed or is not profitable, then there may be delays in receiving this anticipated income.

Future development and exploration of the Company's properties may require additional financing. There can be no assurance that Queenstake will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional combination of equity and debt financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Uninsured Risks

The Company carries insurance to protect against certain risks, in such amounts as it considers adequate. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premium costs or for other reasons. The payment of any such liabilities would reduce the funds available for exploration and mining activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the financial position of the Company and a decline in the value of the Shares of the Company.

Competition

The Company competes with other mining companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Many of these companies have greater financial and technical resources than the Company.

Dependence on Management

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel. Investors must be willing to rely to a significant extent on their discretion and judgment.

Currency Fluctuation

The Company's operations are primarily conducted in U.S. dollars while its financial results are expressed in Canadian dollars. The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Company's financial position and results of operations.

The Company maintains the majority of its cash treasury in U.S. dollars. With respect to currencies to fund its operations in Mexico, the Company transfers funds to its subsidiaries on an "as needed" basis to avoid significant exposure to local currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Conflicts of Interest

Certain of the directors and officers of Company are also directors and/or officers of other natural resource companies. Such associations may give rise to conflicts of interest from time to time. The directors of Queenstake are required by law to act honestly and in good faith with a view to the best interests of Queenstake and to disclose any interest, which they may have in any project or opportunity of Queenstake. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not Queenstake will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Queenstake may be exposed and its financial position at the time.

Potential Volatility of Market Price of Common Shares

Both the Canadian and U.S. stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Shares. In addition, the market price of the Company's Shares may be highly volatile. Factors such as the price of gold and precious metals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions affecting other exploration and mining companies may have a significant effect on the market price of the Company's Shares. Moreover, it is likely that during future quarterly periods, the Company's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event the market price of the Company's Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Shares Reserved for Future Issuance: Dilution

The Company had unlimited authorized but unissued and unreserved Shares. The Company has reserved, as of June 30, 2003, 125,435,984 Shares for issuance on the exercise of subscription receipts, incentive stock options and warrants. Such amount of Shares represents a potential equity dilution of 152%, based upon the 82,298,243 Shares outstanding at June 30, 2003. Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Shares and may grant additional stock options and issue additional warrants. By July 8, 2003 the Company had completed the balance of the funding required to finance its June 30, 2003 acquisition of the Jerritt Canyon mine. The Company has reserved, as of July 8, 2003, 131,935,984 Shares for issuance on the exercise of incentive stock options and warrants. Such amount of Shares represents a potential equity dilution of 54%, based upon the 244,398,243 Shares outstanding at July 8, 2003. Issuance of additional Shares would be subject to certain regulatory approvals and compliance with applicable securities legislation

Payment Obligations

Under certain contractual agreements to which the Company is or may in the future become a party, the Company is or may become subject to payment and other obligations. If such obligations are not complied with when due, in addition to any other remedies, which may be available to other parties, this could result in dilution or forfeiture of interests held by the Company. The Company may not have, or be able to obtain, financing for all such obligations as they arise.

ITEM 4         INFORMATION ON THE COMPANY

A.     History and development of the Company

Queenstake Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on May 3, 1977 under the name "Queenstake Resources Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. To facilitate a business combination of the Company and Santa Cruz Gold Inc. ("Santa Cruz") on June 24, 1999, the Company's shareholders passed a special resolution authorizing the continuance of the Company from British Columbia to the Yukon, and the Company continued under the YBCA effective June 24, 1999.

Effective July 19, 1999, the Company merged with Santa Cruz through an amalgamation by way of statutory plan of arrangement under the YBCA and continued as one company with the name "Queenstake Resources Ltd.".

The registered office of the Company is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2.

The corporate office of the Company is located at 712C - 12th Street, New Westminster, British Columbia, V3M 4J6.

The executive offices of the Company are located at 999 Eighteenth Street, Suite 2940, Denver, Colorado U.S.A. 80202.

General

The Company's business is the acquisition, exploration, and if determined to be economically viable, the development and exploitation of mineral properties.

On June 30, 2003 the Company acquired the Jerritt Canyon gold mine (the "JC Mine") located in the Independence Mountain Range of Nevada, USA. Prior to June 30, 2003 the Company owned a 42.5% interest and is operator of the newly commissioned, small-scale Magistral gold mine in Mexico. The acquisition of the JC Mine has taken Queenstake from an emerging to a mid-tier gold producer with projected annual production in excess of 300,000 ounces per year on a pro-forma basis. Fundamental asset value attributable to Queenstake's shareholders is expected to be significantly enhanced through the addition of mature, stable cash flows, supported by the significant resource base at Jerritt Canyon and extensive exploration potential.

Jerritt Canyon mine, Nevada

On June 30, 2003, the Company completed the purchase of the JC Mine pursuant to a May 30, 2003 asset purchase and sale agreement (the "Purchase and Sale Agreement") with certain subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc. ("Meridian") (collectively the "Sellers") pursuant to which Queenstake agreed to acquire their respective 70% and 30% interests in the assets comprising the operating JC Mine.

Pursuant to the terms of the Purchase and Sale Agreement, Queenstake paid the Sellers US$1,500,000, and issued 32 million Shares of Queenstake. In addition Queenstake has agreed to pay the Sellers US$6 million payable in quarterly installments of US$1 million commencing on the earlier of repayment of Queenstake's senior debt financing or June 30, 2005. A net smelter return royalty on the JC Mine will also be payable to the Sellers commencing on the earlier of repayment of Queenstake's senior debt financing or June 30, 2005, based on a sliding scale ranging from 2% to 4% at gold prices above US$320 per ounce. The royalty is capped at US$4 million at which point the royalty will convert to a 1% net profits interest royalty payable only to AngloGold.

Queenstake assumed all reclamation and environmental liabilities of the Sellers. The required replacement of existing surety bonds was achieved by a closure and reclamation insurance policy underwritten by AIG Environmental Inc. The premium cost to Queenstake of such insurance policy, which will fund the pre-existing closure and reclamation costs, is US$31.75 million. The policy includes a US$1.5 million performance bond in favour of the Sellers.

By July 8, 2003 Queenstake had raised the financing totaling C$26 million equity and US$20 million debt.

On July 2, 2003 Subscription Receipts issued and sold by the Company on June 26, 2003 for gross proceeds of $21 million were exercised for no additional consideration, the Company issued 105,000,000 Shares and 52,500,000 Share purchase warrants ("Warrant"), and the proceeds were released from escrow. Each Warrant will entitle the holder to purchase one Share at an exercise price of $0.25 until June 25, 2005.

On July 4, 2003 the Company issued 25,000,000 units at $0.20 each on a private placement basis for gross proceeds of $5 million. The issue was made pursuant to an over-allotment option granted on June 19, 2003 to the Company's Agents, Westwind Partners Inc. and Loewen, Ondaatje, McCutcheon Limited, in connection with the Company's previously completed Subscription Receipt financing. Each unit comprised one Share and one half a Warrant. Each whole Warrant will entitle the holder to purchase one Share at an exercise price of $0.25 until June 25, 2005.

On July 8, 2003 the Company drew down a senior debt financing of US$20 million, bearing interest at U.S. Prime plus 7%, a current effective rate of 11% (the "JC Debt"). The JC Debt is fully secured by all of the JC Mine assets as well as a guarantee of the Company secured by its assets. The JC Debt is to be repaid, with minimum quarterly payments of US$2.5 million, by June 27, 2005. The lender was paid a 3% set up fee and was issued 37,000,000 Warrants with a five year term and a nominal exercise price of $0.01 per share and 2,000,000 Warrants at an exercise price of $0.25 expiring on July 7, 2005. The lender also guaranteed the Company's purchase of a series of gold put options by which the Company has effectively established a minimum price of US$330 per ounce for approximately 400,000 ounces of gold production from the JC Mine over the next 24 months. This method of price protection does not in any way limit the upside gold price potential. The Company will pay the cost of the put options out of cash flow as the puts become exercisable.

Westwind Partners Inc. ("Westwind") acted as financial advisor to Queenstake in connection with the acquisition and JC Debt and acted as lead agent in connection with the equity offerings. In consideration of the services of Westwind, Queenstake issued and paid to Westwind:

(i)	1,000,000 share purchase warrants exercisable to purchase 1,000,000 Shares of Queenstake at a price of $0.20 per share until June 11, 2004 as an engagement fee;

(ii)	a fee equal to 4% based on the value of the gross proceeds raised under the Debt Financing; and
(iii)	a cash commission equal to 6% of the total gross proceeds raised under the Equity Offerings together with broker's warrants entitling Westwind to purchase up to 6% of the number of units sold under the equity offerings for a period of twelve months.

Magistral Mine, Mexico

On September 14, 2001 the Company's subsidiary Pangea, owner of 100% of the share capital of Minera Pangea, which in turn owned 100% of the Magistral gold project, entered into a joint venture agreement (the "Magistral Joint Venture" or "MJV") with Midwest, a private Delaware corporation owned by Landon Clay. At June 30, 2003 Mr. Clay was a significant (25%) shareholder of the Company. Pangea contributed its beneficial ownership of 100% of the shares of Minera Pangea to an unincorporated joint venture known as the Magistral Joint Venture (or MJV) for the development of the Magistral gold mine in exchange for a 50% interest in the MJV. Midwest agreed to contribute a total of US$6,625,000 ("Preferred Capital") to fund the development of the Magistral gold mine in exchange for a 50% interest in the MJV and a 15% interest in the shares of Pangea. Midwest subsequently funded construction expenditures at the Magistral mine, through the MJV, with US$625,000 on September 1, 2001, US$3,000,000 on January 11, 2002, and US$3,000,000 on May 7, 2002.

In 2002, the Company and Midwest each loaned the Magistral Joint Venture US$1,150,000 at 18% annual interest (the "Operating Loans"), for a total of US$2,300,000, in order to fund completion of construction at the Magistral mine and provide initial required working capital.

Pursuant to the terms of the MJV, after full repayment pari passu of the Operating Loans and accrued interest thereon advanced by the Company and Midwest to the MJV for capital construction overruns and working capital for the Magistral mine, Midwest will receive preferential payback from 100% of the cash flow of the MJV until Midwest recovers its Preferred Capital of US$6,625,000 plus a return of 12% per year (combined, the "Payback Amount"). The Magistral Joint Venture agreement provides a mechanism for penalties and possible dilution of Queenstake's investment in the MJV if the Payback Amount is not paid within 5.5 years from the date of the production decision, being sixty-six months from funding the first tranche of development capital, or July 10, 2008 (the "Payback Date").

Midwest's joint venture and equity interests in respect of the Magistral mine are subject to put/call option arrangements. For a period running from one year prior to the Payback Date to 60 days after the Payback Date, Midwest has the right to cause the Company to purchase (the "Put Option") its interests at fair market value ("FMV"). The parties will determine FMV with provision for independent valuation and Queenstake shall have the right to pay the FMV in either cash or Shares. The Shares will be priced at that time based on the 20-day weighted-average trading price for the Company's Shares and subject to regulatory approval. If payback is achieved early, the Put Option period will be accelerated to expire 60 days from the date payback is achieved. If Midwest's Put Option is not exercised, Queenstake has the right, or call option, to purchase Midwest's joint venture and equity interests at FMV. Queenstake shall have the right to pay the FMV in either cash or Shares. The Shares will be priced at that time based on the 20-day weighted-average trading price per Share, but with a discount of 10% applied, and subject to regulatory approval. The JC Debt restricts the Company from paying the FMV in cash as long as the JC Debt has not been paid.

The MJV has effectively assumed through its ownership of Minera Pangea, all of the following agreements:

  On December 31, 2001, on behalf of the MJV, Queenstake notified Campbell Resources Inc. ("Campbell") of its intention to exercise its option acquired on August 31, 2001 to have Minera Pangea purchase the shares of Oro de Sotula S.A. de C.V. ("Oro"), a Mexican subsidiary of Campbell and past operator of the shut-down Santa Gertrudis gold mine in Sonora, Mexico. The assets of Oro included most of the equipment necessary for the development of the Magistral mine. In accordance with the MJV agreement these assets and a related contingent liability were contributed to the MJV by Queenstake. The purchase of Oro by Minera Pangea closed on January 31, 2002. Aggregate option payments paid to Campbell amounted to US$125,000 to December 31, 2001. The purchase price of Oro was satisfied by the issuance of two notes totalling US$2 million that are to be paid by the MJV as follows:

  The first US$1 million note (the "Gold Note") is contingently payable in tranches at certain milestone gold prices (US$150,000 at US$310, US$250,000 at US$330 and US$600,000 at US$350 per ounce) that must be reached and sustained for 120 days before December 31, 2005.  On September 9, 2002, the first US$150,000 tranche of the Gold Note was triggered and the Company elected to satisfy the MJV obligation by the issuance of 978,500 Shares to Campbell on behalf on the MJV. On January 30, 2003, the second tranche of the US$250,000 Gold Note was triggered and the Company elected to satisfy the MJV obligations by the issuance of 1,194,531 Shares to Campbell on behalf of the MJV. Should the final US$600,000 tranche of the Gold Note be triggered by the gold price reaching and sustaining for 120 days US$350 per ounce prior to December 31, 2005, it may only be paid in cash by the MJV.

  The second US$1,000,000 note, will become payable by the MJV on the earlier of completion of reclamation work at Santa Gertrudis and settlement of all assumed liabilities or January 31, 2005. The MJV has agreed to cover all the costs of acquiring Oro, including funding of the assumed liabilities of Oro and the reclamation costs of Santa Gertrudis. If the aggregate expenditures relating to these liabilities exceed US$2 million, all or a portion of the second US$1 million note will be reduced according to a formula.

  On March 22, 2002 Oro sold all the mineral claims comprising the Santa Gertrudis property owned by it to a Mexican subsidiary of International Coromandel Resources Ltd. ("Coromandel") for consideration of US$30,000 worth of shares of Coromandel, the assumption of any and all reclamation liabilities, and the retention of a 2% NSR royalty. Oro and Campbell Resources Inc. shared the consideration on the basis of two-thirds to Oro and one-third to Campbell so that Oro received 241,539 shares of Coromandel at a deemed value of US$20,000 and owns a 1 1/3% NSR from any future production from the Santa Gertrudis properties sold to Coromandel.
    The Magistral gold project is covered by five contiguous mining concessions totalling approximately 9,181 hectares owned 100% by Minera Pangea. In addition, Minera Pangea is leasing and has an option to purchase three nearby exploration mining concessions covering 445 hectares from a Mexican national. The lease and option to purchase agreement dated October 10, 1996, and amended March 30, 2000, gives Minera Pangea the right to explore the property until March 30, 2005 by paying a total of US$165,000 (which has been paid) including the final US$20,000 paid by the MJV on January 15, 2002. Minera Pangea may elect to purchase the mineral rights by making a final payment on or before March 30, 2005 of US$812,500 or may relinquish the three concessions at any time upon 30 days' notice to the owner.

    Minera Pangea also bought the right to use, process and exploit the tailings located at the Magistral gold project, from the surface landowners in the area on January 31, 2002 for US$20,000 and a further US$100,000 payable three months after the MJV begins processing of the tailings.
  On January 15, 2002, by making the final instalment of the purchase price of US$185,000, Minera Pangea purchased and eliminated a net smelter return royalty of 1.5% held by a third party on two of the concessions comprising the Magistral gold project.

  IAMGOLD Corporation, through its wholly-owned subsidiary Repadre International Corporation, holds a net smelter return royalty on gold recovered from the Magistral gold project. The royalty is calculated at a rate of 1% of net smelter returns on the initial 30,000 ounces of gold production, then at a rate of 3.5% of net smelter returns on the next 350,000 ounces of gold production and thereafter at a rate of 1% of net smelter returns on gold recovered from the Magistral gold project, in perpetuity.

  In January 2002, the Magistral Joint Venture made a production decision to proceed with construction of the Magistral mine and construction proceeded through to commencement of gold production at Magistral in October 2002. Construction began in February 2002 with road construction to the site and the dismantling and preparation for shipment of the equipment from the Santa Gertrudis mine site in Sonora. By the end of March, the transfer of equipment was essentially complete, together with site roads and work began on the earthworks for the leach pads, crusher workshops and a mine haul road. By the end of April the first liner was placed on the leach pad, the dams that form the solution ponds were nearing completion and reconstruction of the gold recovery plant and workshops was well in hand. In August the leach pads were completed, mining started at the outcrop of the San Rafael ore body, the primary and secondary crushers were commissioned and the resulting crushed ore began to be stacked on the pads. The ponds and excess solution dams were completed in mid September and the first cyanide solution was added to the stacked ore. The first carbon strip was completed in early October and on October 10, 2002, the first gold doré bar from Magistral was poured, weighing in at 255 ounces.

  During 2002, construction was credited with the production of 4,482 ounces of gold recovered from 247,000 tonnes of ore stacked on the leach pads between August and December of that year. Production was deemed to have commenced on January 1, 2003. During the first quarter of 2003, 228,585 tonnes were stacked at a grade of 1.56 gpt and 6,608 ounces of gold were poured. During the second quarter of 2003, 189,829 tonnes were stacked at a grade of 1.73 gpt and 6,371 ounces of gold poured.

  The whole of 2002 was considered to be the construction period for accounting purposes and the resulting US$1.5 million of production revenues were treated as a credit to construction costs, for net development costs of $US$10 million. This was more than the somewhat tight original budget estimate with increases resulting largely from difficult ground conditions in the preparation of the leach pad area resulting in substantially greater equipment requirements than had been budgeted. The difference in cost between the US$6.625 million provided by Midwest and the final cost was provided by the Operating Loans made equally between Midwest and the Company through the MJV. The loans bear interest at a rate of 18% per annum and have first priority in distribution of cash flows from the operation.

  On June 12, 2003 the management committee of the MJV approved an amended US$1.6 million program for the 2003 MJV work program and budget. The Company and Midwest have each agreed to fund their respective 50% share of this US $1.6 million program on the same basis as the 2002 Operating Loans. To date the Company has funded US$300,000 and in July it will fund the remaining US$500,000. In addition to approving the work program and budget the parties to the MJV agreed to hire a Denver based controller for the MJV and after paying the cost of the controller and shared office facilities, Queenstake and Midwest will share the balance of the monthly US$50,000 operator fee beginning in June 2003.

  Production during the first quarter was considered an encouraging build up toward full scale production but the second quarter was disappointing. Reasons for the shortfall in production included low tonnage placed on the leach pads due to poor equipment availabilities, lower than anticipated grade and continuing problems in the crushing and gold recovery areas. A new generator was purchased for the crushing area but was not fully commissioned at the end of the second quarter. A face shovel was transferred from Santa Gertrudis and is being re-erected at Magistral. When operational, this will help alleviate the constraint on loading capacity experienced to date.

  The problems encountered during the second quarter are perceived to be extended start up problems, somewhat exacerbated by the minimum initial capital used in the project. Production is expected to expand again in the third and fourth quarters as capacity constraints are removed.

  Significant Acquisitions and Significant Disposition

  For the year ended December 31, 2002, and to the date of this Annual Report, in addition to the June 30, 2003 acquisition of the JC Mine, and the development and construction at Magistral described above, of less significance to the Company were:

  The February 26, 2001 acquisition of various interests in six exploration permits and two diamond prospecting permits in Burkina Faso, West Africa through the acquisition of 100% of Incanore Gold Mines Ltd. ("Incanore Gold") a private Canadian company, in consideration for 7,600,000 Shares of the Company. Incanore Gold's most significant asset was its 18.5% joint venture interest in the Taparko project in Burkina Faso. During the year 2001, the Company either disposed of or returned to the Burkina Faso Government all of its interests in the properties acquired in the Incanore Gold acquisition except for its interest in the Taparko property. The joint venture majority partner, High River Gold Mines Ltd. ("High River"), had an option to purchase the Company's interest in the Taparko project for $1.4 million until February 26, 2004. On July 15, 2002, the Company accepted a discounted price of $1.2 million and sold all interest in the Taparko project to High River.

  The sale during 2000 of certain exploration properties in Peru to James Mancuso, a director of the Company, in exchange for a 1% net smelter return royalty.

  The sale on June 30, 2001 of all of the issued and outstanding share capital of its subsidiary,

  Intercontinental Resources Inc. ("IRI"), a private Cayman Islands Corporation, to Monterrico Metals PLC ("Monterrico"). Prior to that date Mr. Mancuso had contributed his Peru property interests acquired from the Company to Monterrico. For the sale of IRI to Monterrico, the Company received 300,000 shares of Monterrico, valued at $30,000 at the time and $3,750 in cash received in 2001 and $8,750 received in 2002. The Company also retains a 1% net smelter return royalty on Monterrico's, Carisla, Yarpun, Chupaca, Ancash 38, El Alcatraz 8 and 9 and IRI 63 properties in Peru. Monterrico is not required to maintain or retain any of these exploration properties. The shares of Monterrico trade on the London Stock Exchange under the symbol MNA.L and the Company's shares in Monterrico had an approximate market value of $340,000 on December 31, 2002. The Company has agreed to sell these shares for approximate proceeds of US$300,000 in a private sale expected to close in August 2003.

  B. Business overview

  The Company's business is the acquisition, exploration, and if determined to be economically viable, the development and exploitation of mineral properties.

  On June 30, 2003 the Company acquired the Jerritt Canyon gold mine (the "JC Mine") located in the

  Independence Mountain Range of Nevada, USA. Prior to June 30, 2003 the Company owned a 42.5% interest and is operator of the newly commissioned, small-scale Magistral gold mine in Mexico. The acquisition of the JC Mine has taken Queenstake from an emerging to a mid-tier gold producer with projected annual production in excess of 300,000 ounces per year on a pro-forma basis. Fundamental asset value attributable to Queenstake's shareholders is expected to be significantly enhanced through the addition of mature, stable cash flows, supported by the significant resource base at Jerritt Canyon and extensive exploration potential.

  The following information has been compiled by the Company from various sources the Company believes to be reliable.

  Operations - United States

  Property Interests in the United States

  U.S. federal and state governments and private parties own mineral interests in the United States. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the "General Mining Law") and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. Corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. Federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

  Substantially all of the Jerritt Canyon proven and probable ore reserves are located on unpatented mining claims owned or leased by the Company. The Jerritt Canyon mill is located on land owned by the Company.

  Foreign Operations - Mexico

  The Company's operations in Mexico are governed primarily by the following regulations:

  Mexico Foreign Investment Regulations

  Foreign investment regulation in Mexico is governed by the Law of Foreign Investment which provides investment rights to investors from all countries on the same basis as granted to investors from the United States and Canada under the North American Free Trade Agreement. Foreign investment of up to 100% in Mexican mining companies is freely permitted with the requirement that such companies must register with the National Registry of Foreign Investment, which is maintained by the Ministry of Commerce and Industrial Development.

  Mexico Mining Regulations

  Exploration and exploitation of minerals in Mexico may be carried out through Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions. Exploration concessions are granted by the Mexican government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable. Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by an exploration concession. Failure to do so prior to expiration of the term of the exploration concession will result in termination of the concession. An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years of the expiration of such concession. Both exploration and exploitation concessions are subject to annual work requirements and payment of annual surface taxes which are assessed and levied on a biannual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must be registered in order to be valid against third parties.

  The holder of a concession must pay biannual duties in January and July of each year which for 2002 were in the following amounts per hectare:

	Exploration Concessions			Exploitation Concessions
		(pesos)			(pesos)
	Year 1	Year 2-4	Year 5-6	Year 1-2	Year 3-4	Year 5-50
January	1.8464	5.5000	11.3600	22.8900	45.9600	80.6100
July	1.8883	5.6200	11.6100	23.4000	47.0000	82.4300

  The exchange rate at December 31, 2002 was approximately 10.42 pesos for each US$1.00.

  Concessionaires for both exploration and exploitation must perform work each year that must begin within ninety days of the concession being granted. Concessionaires must file each May proof of the work performed. Noncompliance of these requirements is cause for cancellation of the corresponding concessions.

  Foreign citizens or foreign corporations may also obtain mineral exploration and exploitation concessions. Foreign citizens are required to register their investment in the National Registry of Foreign Investment. In the case of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Commerce and Industrial Development is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

  Mexican mining law does not require payment of finder's fees or royalties to the government, except for a discovery premium in connection with national mineral reserves, concessions and claims or allotments contracted directly from the Council of Mineral Resources. None of the claims held by any subsidiaries of the Company are under such a discovery premium regime.

  There are no limitations on the total amount of surface covered by exploration or exploitation concessions or on the amount of land held by an individual or company. Excessive accumulation of land is regulated indirectly through the duties levied on the property and the production requirements as outlined above.

  Mexico - Taxation

  The Mexican general corporate tax rate is 35%. The tax procedures allow for the carry-forward of losses for a period of up to 10 years, indexed for inflation. The project is not expected to attract corporate tax for the first several years of production due to loss carry-forwards.

  Mexico Environmental Law

  The Environmental Law in Mexico called the General Law of Ecological Balance and Protection to the

  Environment ("General Law"), provides for general environmental policies, with specific requirements set forth in regulations called "Ecological Technical Standards". Responsibility for enforcement of the General Law, the regulations and the Ecological Technical Standards is with the Ministry of Environment, Natural Resources and Fishing, which regulate all environmental matters with the assistance of the National Institute of Ecology and the Procuraduria Federal de Proteccion al Ambiente.

  The primary laws and regulations governing environmental protection for mining in Mexico are found in the General Law, the Ecological Technical Standards and also in the air, water and hazardous waste regulations, among others. In order to comply with the environmental regulations, a concessionaire must obtain a series of permits during the exploration stage. Generally, these permits are issued on a timely basis after the completion of an application by a concession holder. The subsidiaries of the Company are currently in full compliance with the General Law and its regulations in relation to their mineral property interests.

  C.    Organizational structure

  Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries. The following chart illustrates the inter-corporate relationships of the Company and its active subsidiaries and their jurisdictions of incorporation. For definitions of certain terms used throughout this document, see the Glossary at the beginning of this Annual Report.

  The Company owns its interest in the JC Mine through its 100% ownership of Queenstake Resources U.S.A., Inc.

  The Company owns its interest in the Magistral property through its 85% ownership of Pangea Resources Inc. owner of a 50% interest in the Magistral Joint Venture. The Magistral Joint Venture beneficially owns 100% of Minera Pangea S.A. de C.V. ("Minera Pangea"). Minera Pangea owns 100% of the shares of Oro de Sotula S.A. de C.V. Midwest Mining Inc. owns 15% of Pangea Resources Inc. and a 50% interest in the Magistral Joint Venture.

  The Company's 100% owned subsidiary, Castle Exploration Inc., Denver, Colorado, provides office space for the Company's business activities and its Denver-based employees. It is expected that all the Company's USA based employees will ultimately become employees of Queenstake Resources U.S.A., Inc.

Queenstake Resources Ltd.
(Yukon)
100%
Queenstake Resources U.S.A. Inc.
(Delaware)
100%
Castle Exploration Inc.
(Colorado)
85%
Pangea Resources Inc.
(Arizona)
50%
Magistral Joint Venture
(U.S.A.)
100%
Compania Minera Pangea S.A. de C.V.
(Mexico)
100%
Jerritt Canyon Mine
(Nevada, USA)
Oro de Sotula S.A. de C.V.
(Mexico)
Magistral Mine
(Sinaloa, Mexico)

  D.    Property, plant and equipment

  The Company's primary asset is its newly acquired 100% interest in the Jerritt Canyon mine, Elko, Nevada. The Company's secondary asset is its 50% joint venture interest in the Magistral property in Sinaloa, Mexico. The Company retains a 1% net smelter return interest on certain mineral exploration properties in Peru.

  June 30 2003 acquisition - Jerritt Canyon mine, Nevada

  On June 30, 2003, the Company completed the purchase of the Jerritt Canyon mine (or the JC Mine) pursuant to a May 30, 2003 asset purchase and sale agreement with certain subsidiaries of AngloGold Limited and Meridian Gold Inc. pursuant to which Queenstake agreed to acquire their respective 70% and 30% interests in the assets comprising the operating JC Mine (see "History and Development of the Company").

  The following summary, covering much of the information from this page to page 34, relating to the JC mine has been extracted from the technical report dated June 9, 2003, prepared by Pincock Allen and Holt ("PAH") entitled "Jerritt Canyon Mine Technical Report". Company updates to the information extracted from this report are noted where appropriate.

  "Project Description
  The Jerritt Canyon project is an operating gold property with four underground mines currently in production feeding ore to a process plant. It is located in Elko County, Nevada approximately 50 miles north of Elko, Nevada. The property operated as the Jerritt Canyon Joint Venture (JCJV), which comprised of AngloGold (70%) and Meridian Gold, Inc. ("Meridian") (30%). Queenstake announced on May 30, 2003, that it has entered into a Purchase and Sale Agreement with said owners to acquire the mine. The transaction closed effective June 30, 2003 with the transfer of the operating permits.

  Gold mineralization was originally discovered in 1972 by Meridian. Mining at Jerritt Canyon commenced in 1981 and has continued uninterrupted until the present. Open pit mining occurred from 1981 through 1999. Underground mining started in 1993 and is currently continuing. The JC Mine property covers approximately 100 square miles.

  The property has been subjected to numerous drill campaigns since the 1970s. Thousands of drill holes exist on the property. In 2002, more than 300,000 feet were drilled. Several resource areas both adjacent to the existing mines and elsewhere in the district show potential for resource expansion and reserve development.

  Tenure
  The JC Mine operations are conducted on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on public lands and the process plant administrative facilities and tailings impoundment located on private lands obtained in part through a land swap with the Bureau of Land Management.

  At the present time, Jerritt Canyon includes 2,177 owned and leased claims, 12,433 acres of fee land, 934 acres of patented claims, and 9,911 acres of leased fee land with mineral rights as shown in the following table.

  Total Land Available to the Company for Exploration
  And Exploitation in the Jerritt Canyon Area

Land Status	No. Claims	Acres
Owned Claims	1,845	36,900
Leased Claims	332	6,640
Total Claims	2,177	43,540
Fee Land Owned		12,433
Patented Claims Owned		934
Fee Land Leased		9,911
		23,278
Total acreage of Project		66,818

  Location and Access
  The Jerritt Canyon Mine operation is located in Elko County, Nevada within the Independence Mountain Range, approximately 50 miles north of the City of Elko, Nevada. Access to the property is by means of State Road 225 to the main entrance road to the mine. The roads are in excellent condition and are paved all the way to the mine gate where the administrative offices are located. The active mining areas are located at elevations that range from approximately 6,400 feet at the administration offices, process plant, and tailings impoundment site to 8,000 feet at the mine sites. Sagebrush vegetation dominates the lower elevations in the southern part of the range. The northern part of the range is mostly dominated by scrublands. Small forest stands of sub alpine fir grow in canyons and north slopes.

  Climate and Local Resources and Infrastructure
  The climate is characterized by winters with temperatures between 0 and 40 degrees Fahrenheit and summer temperatures between 35 and 85 degrees Fahrenheit. Average annual precipitation at the tailings impoundment area is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Only rarely are conditions severe enough to halt mine operations. Mill operations are located at lower elevations and are not exposed to the severe weather.

  The nearest city, Elko, has a population of 34,000 and is serviced by regular scheduled air service from Reno, Nevada and Salt Lake City, Utah. All services required by the operation are readily available.

  Regional Geology
  The Jerritt Canyon district deposits are hosted by a Paleozoic sedimentary sequence that underlay the

  Independence Mountain range and consists of four distinct assemblages: (1) the western facies (upper plate of the Roberts Mountains thrust fault), (2) the eastern facies (lower plate of the Roberts Mountains thrust fault), (3) the Schoonover sequence, and (4) the Antler overlap sequence.

  The western facies consists of chert, argillite, siltstone, shale, quartzite, and limestone-greenstone complex and is considered to be a deep-water sequence. The eastern sequence is a Cambrian to Silurian continental shelf carbonate sequence that includes the Hanson Creek Formation, and the Roberts Mountains Formation, which are the main hosts to the gold mineralization in the district.

  Deposit Geology
  Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountain and Hanson Creek Formations of the eastern facies. The Roberts Mountain Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members and consists of medium-grained limestone, dolomitic limestone, carbonaceous micrites, and chert beds.

  Mineralization
  Gold mineralization at Jerritt Canyon is preferentially found within the base of the Roberts Mountain Formation and the Upper Hanson Creek Formation. Gold mineralization is structurally controlled by high angle northwest and northeast trending structures that acted as conduits for mineralizing fluids. Much of the higher grade and more continuous gold mineralization occurs where two sets of high angle structures intersect and cut the favourable stratigraphic intervals that contain high proportions of clay-sized materials. The deposits are considered to be Carlin-type, sediment-hosted, replacement fine-grained gold deposits in carbonaceous sediments. Gold occurs as very fine-grained micron size particles deposited in carbonates and fine-grained, calcareous, clastic sedimentary rocks. The average size of gold particles is in the order of two microns.

  Exploration and Production History
  Prospectors explored for antimony in the area in the 1910s. Reportedly, 30 to 40 tons of stibnite as antimony ore were mined and shipped from the Burns Basin mine in the Independence Mountain range between 1918 and 1945. In the early 1970s there was a short burst in antimony exploration when its price reached historic highs of $40 a pound. Around 1971, FMC Inc. began exploring for antimony in the range. In 1972, Meridian discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport-McMoRan Inc., to explore and develop the area, and mining at Jerritt Canyon commenced in 1981. In 1990, Freeport sold its interest in Jerritt Canyon to a predecessor of Anglogold.

  While open pit mining was done at the site from startup in 1981 until 1999, the Jerritt Canyon Mine currently consists of four underground mining operations feeding ore to a process plant consisting of a roaster followed by carbon-in-leach processing. The mines are mechanized operations using backfilling for ground control and to increase ore recovery. From the time of start-up, the less refractory ores mined at the operation were processed through a "wet" mill. This wet mill continued to operate until 1997 and is still located on site. With ores becoming more carbonaceous and refractory as well as with the introduction of higher-grade ore from underground operations, a dry mill with an ore roasting circuit was added in 1989 and is currently in operation. Since its inception, the Jerritt Canyon mine has produced in excess of five million ounces of gold. Annual production has historically averaged between 300,000 and 350,000 ounces of gold, at historical cash costs ranging from US$245 to US$260 per ounce. Anglo Gold reports production from Jerritt Canyon at 1,467,469 tons in 2002 with 338,660 ounces of gold attributed to the operation.

  Resource Estimation
  Resources at Jerritt Canyon have been developed from the extensive drilling data, using geology-constrained standard kriging and polygonal methods using MineSight modeling and planning package. Mineral resources are contained in 16 mineral deposits in the Jerritt Canyon area. The operation employs block modeling techniques supported by relatively small block sizes. PAH has reviewed the estimation parameters and found them to be in compliance with accepted engineering practices. PAH also noted that the current resource models have been supported by the production from the mines which generally show good reconciliations. Current measured and indicated resources as of December 31, 2002 are presented in the following table. An additional 3.8 million tons at a gold grade of 0.268 ounces per ton of gold ("opt") for about 1.0 million ounces of contained gold exist in the inferred resource category. This resource estimate is current as of December 31, 2002 and reflects the advancing underground mines situation and corresponding depletion of the reserves due to on-going mining. The metal ounces listed in the table are on a contained basis without adjustment for process or smelting recoveries. Jerritt Canyon personnel report resources and reserves in accordance with SEC regulations stated in Form S-18 under the Securities and Exchange Act of 1933 and guidelines within the Australasian Code for reporting identified mineral resources and ore reserves as proposed by the Joint Ore Reserve Committee (JORC) of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia in 2000.

  Quenstake Resources Ltd.
  Jerritt Canyon Project
  Mineral Resource Estimate - December 31, 2002

	MEASURED			INDICATED			TOTAL
DEPOSIT / AREA	Tons	Au oz/st	Cont'd Au Oz	Tons	Au oz/st	Cont'd Au Oz	Tons	Au oz/st	Cont'd Au Oz
MURRAY	275,000	0.371	102,000	490,000	0.300	147,000	765,000	0.325	249,000
MCE	56,000	0.464	26,000	36,500	0.301	11,000	92,500	0.400	37,000
SSX	475,000	0.394	187,000	1,345,000	0.288	388,000	1,820,000	0.316	575,000
SMITH	223,500	0.403	90,000	403,500	0.289	116,500	627,000	0.329	206,500
B-Pit	-	-	-	136,000	0.250	34,000	136,000	0.250	34,000
Smith East	-	-	-	253,000	0.332	84,000	253,000	0.332	84,000
Mahala	-	-	-	362,000	0.316	114,500	362,000	0.316	114,500
Subtotal (underground)	1,029,500	0.393	405,000	3,026,000	0.296	895,000	4,055,500	0.321	1,300,000
Stockpiles	74,000	0.108	8,000	782,000	0.084	65,500	856,000	0.086	73,500
U/G (Polygonal)	-	-	-	1,384,000	0.258	357,000	1,384,000	0.258	357,000
open pit (Polygonal)	-	-	-	683,500	0.158	108,000	683,500	0.158	108,000
Total M & I Resource	1,103,500	0.374	413,000	5,875,500	0.243	1,425,500	6,979,000	0.263	1,838,500

  Note:   Cutoff Grade for open-pit material is 0.075 opt gold.
              Cutoff grade for underground material is 0.15 opt gold.

  PAH found that the resource and reserve models developed by Jerritt Canyon conform to the definitions set forth in Canadian National Instrument 43-101 in sections 1.3 and 1.4 which classify the resource into measured, indicated, and inferred categories. The standards applied by Jerritt Canyon conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum - Definitions adopted by CIM Council August 20, 2000.

  Classification Categories
  Jerritt Canyon bases its definition of measured, indicated, and inferred resources on probability values, distance to the nearest composite, number of drill holes used to estimate a block, and mining history. A block is considered Measured if it has a probability value greater or equal to 0.75, at least one composite within 30 feet, a minimum of three drill holes within the search ellipsoid and mining history (i.e. located at or near an active mine operation). An Indicated block needs a 0.5 indicator and must lie within the interpreted envelopes. An Inferred block lies outside the envelopes.

  PAH has reviewed the method used to classify the blocks in the measured, indicated, and inferred resource categories and believes these methods to be reasonable and that they meet industry standards.

  PAH Resource Checks
  PAH conducted a number of global checks on the completed resource model including transferring the Jerritt Canyon models to Gemcom software for independent checks on data and results, reconciling resource tons and grade for several areas, reconciling geologic/grade envelopes against actual block model grades, etc.

  In all cases, PAH found no material evidence of improper methods or applications. PAH considers that the Jerritt Canyon models have been constructed in compliance with accepted engineering practice and can be considered reasonable global predictors of resources within the modeled areas.

  Mineral Reserve Estimation
  All current reserves at Jerritt Canyon (except stockpiles) are contained in deposits being developed and mined by underground methods. Once the mineralized envelopes and gold grades are estimated as described in the above sections, the mine geologists draw high grade envelopes (based on cutoff grade), using the block model values, the status of the mine workings and the cutoff grades provided by operations for each mine. In order to determine the portion of the measured and indicated resource that would qualify for proven and probable mineable ore reserve status, it is necessary to configure the measured and indicated resource into mineable shapes for the selected mining method, and then apply tests for economic viability and include factors for mining dilution and recovery.

  The mineable reserves, using Jerritt Canyon's "design cutoff" as of December 25, 2002, are listed in the table below. Since Jerritt Canyon estimates their reserve statements mid-year, the reserves listed in the table are the mid-year, 2002 estimates, less tons mined during the last six months of 2002. The stockpiled ore included in the "proven" category in the mineable reserve is a combination of stockpiled ore from underground production, and that part of the open pit stockpiled material that has been screened and upgraded. The stockpiled ore included in the "probable" category is that part of the open pit stockpile that has not been screened, but has been assumed to have been screened and upgraded.

  Queenstake notes that the reserves indicated will have been diminished by another six months of production by completion of the Company's acquisition of the Jerritt Canyon mine on June 30, 2003.

  Jerritt Canyon Project
  Mineral Reserves - December 2002

Mine	Proven			Probable			Total
	Tons	o.p.t.	Ounces	Tons	o.p.t.	Ounces	Tons	o.p.t.	Ounces
SSX	237,909	0.442	105,192	639,329	0.255	162,828	877,238	0.306	268,020
Murray	185,904	0.364	67,629	232,066	0.270	62,640	417,970	0.312	130,269
Smith	142,301	0.396	56,319	112,057	0.298	33,407	254.358	0.353	89,726
MCE	28,300	0.474	13,427	29,358	0.211	6,194	57.658	0.340	19,621
Stockpiles	74,221	0.107	7,907	782,075	0.084	65,370	856,296	0.086	73,277
Total	668,635	0.375	250,474	1,794,884	0.184	330,439	2,463,519	0.236	580,913

  Other Relevant Data And Information
  PAH noted that Queenstake is planning to continue operating Jerritt Canyon within the current Life of Mine plans lay out by the previous owners which extends into the years 2003 and most of 2004, mining out the currently available proven and probable reserves. Queenstake is also planning to pursue an aggressive program of resource development with the goal of converting a good portion of the current measured and indicated resources into mineable reserves. To achieve this resource conversion Queenstake is planning to spend US$7.0 million in reserve development (drilling plus ore access and development), in 2003, US$6.2 million in 2004, US$2.8 million in 2005 and US$4.2 million in 2006.

  PAH has reviewed the Queenstake proposed reserve development expenditures and believes that they are adequate to evaluate, access, and develop the resource areas proposed for eventual conversion to reserves. If this program is successful, Queenstake plans to continue mining and processing ore at a lower rate of about 800,000 tons per year for the years 2005 through 2007.

  Based on the exploration and development drilling data currently available, PAH found that there is a reasonable expectation of converting some of Jerritt Canyon's currently defined geologic resources to mineable reserves, with some of the areas considered by PAH to have more of a priority than others. PAH believes it is important to focus exploration and development activity on higher priority areas including the SSX and Smith mines, the SSX Zone 5, and the Smith mine Mahala areas. PAH believes the Murray mine, SSX Saval, Dash West, Dash East and Wright Window pit areas have medium priority. The MCE mine, Murray Zone 7, SSX West Mahala, B-Pit, and North Burns areas have a low potential for conversion of resources to reserves in PAH's view.

  PAH is not aware of any relevant data or information not already presented in its report.

  Interpretation and Conclusions
  PAH considers the Jerritt Canyon mine to be a relatively low-risk project at least for the short term within the next two years during which the current reserves will be exhausted. For 2005 and beyond, the operation will largely depend, like many underground mines with short mine life, on its ability to replace mined-out reserves by timely converting resources to reserves. The success of the reserve development expenditure program that Queenstake has put in place will be the critical item in prolonging the mine life of Jerritt Canyon.

  The current reserves are largely substantiated by the production history of the mine. The operating staff of Jerritt Canyon is competent and has successfully executed operating plans for the years reviewed.

  Mine Plans
  The mine production schedule maintains current levels of ore production of about 1.0 million tons for the years 2003 and 2004. For the nine months of 2003 (April-December), a total of 1.2 million tons at a gold grade of 0.233 ounces per ton of ore are planned to be milled, 0.8 million tons will come from the mines and 0.4 million tons from existing low grade stockpiles. In 2004, 1.4 million tons at 0.228 opt are scheduled for milling, 0.9 million tons from the mines and 0.5 million tons from the surface stockpiles.

  After 2004, Queenstake is proposing that the processing plant be operated with only one roaster on line, instead of the present two roasters. The plant would then accept ore at the rate of 800,000 tons per year (2,220 t/d) after 2004. This would allow only mined (not stockpiled) ore, at a higher grade, to be sent to the plant. PAH notes that current proven and probable reserves are sufficient to meet the schedule only until the last quarter of 2004.

  Beyond that time, the schedule is based on the conversion of resources to reserves. Based on the exploration and development drilling data currently available, PAH found that there is a reasonable expectation of converting some of Jerritt Canyon's currently defined geologic resources to mineable reserves to meet the production forecast through the year 2007.

  Plant

  Metallurgy
  The ore processing facility at Jerritt Canyon is unusual in that it is one of only three gold ore processing plants in Nevada that process refractory gold ore by roasting. However, as a producing mine, metallurgical or recovery risks at Jerritt Canyon are considered minimal. The Jerritt Canyon life of mine plan for years 2003 and 2004 forecasts gold recoveries of 86.4 percent and 86.5 percent, respectively. These recovery values are lower than historic values realized by Jerritt Canyon (88% in 2000 and 87.6% in 2001), and PAH considers they should be easily achievable. Queenstake's project development plan is based on projected recovery for the succeeding years of 87.5 percent, which is also somewhat lower than has been achieved by Jerritt Canyon in the past. Accordingly, PAH considers the projected recoveries acceptable.

  The ore processing facility at Jerritt Canyon, as originally built, processed oxide and mildly refractory ores by conventional cyanide leaching in conjunction with chlorine-gas pre-oxidation of the mildly refractory fraction. About a decade ago the roasting section of the plant was built to process the highly refractory ores that started to be mined at that time.

  The basic unit processes and facilities of the current plant are as follows:

  Primary and secondary crushing
  Crushed ore drying
  Tertiary crushing
  Dry grinding
  Roasting
  Oxygen plant
  Carbon-in-leach (cyanide leaching and carbon adsorption)
  Carbon stripping and reactivation
  Zinc cementation of gold and precipitate refining
  Tailing containment
  Assay laboratory

  Basic parameters of the operation are presented in the following Table.

  Jerritt Canyon Project
  Ore Processing, Principal Parameters

Item	Units	Value
Processing Rate
Annual	Tons/year	1,500,000
Daily	Tons/day	4,000
Ore Grade	Ounces gold/ton	0.25
Recovery	Percent	88
Ore Processing Cost	$/ton milled	US$16

  Much of the ore processed has a high clay content and also has a high moisture content leading to serious handling problems, particularly the plugging of chutes. Freezing and mud in winter also contribute to handling problems.

  Operating Costs
  Total mining operating costs for the years 2003 and 2004 (assuming the same production rate from the mines and processing plant configuration), are expected to be about the same as the year 2002, or about US$45 million per year (approx. US$40 per ton of ore). If production continues beyond 2004, and the production rate is lowered to 800,000 tons per year as anticipated, the total mining cost should reduce to around US$30 million in constant dollars (approx. US$37.5 per ton of ore), since the majority of the production would come from the SSX and Smith mines.

  Ore processing costs
  Ore processing costs have remained reasonably steady over the last three years, averaging about US$24 million per year or about US$16 per ton. PAH expects that future costs will remain at close to the existing level where the plant continues to operate at 1.5 million tons per year. Were one of the roasters shut down, unit costs would rise significantly since the oxygen plant cannot be turned down to operate at half rate. In the judgment of Jerritt Canyon operating personnel, unit operating costs would probably rise about 40 percent; accordingly, the cost would be about US$22 per ton of ore processed. The figures proposed by Queenstake are in agreement with this assessment; accordingly, PAH considers the Queenstake projected values acceptable.

  Other Costs
  Costs for surface services have averaged about US$4 million per year. A cost reduction is expected by eliminating stockpile ore screening, and by reducing the ore tonnage from the mines beginning in 2005. The costs for surface services, beginning in 2005, will probably be about US$2.0 million per year. This is the value used by Queenstake in their economic model and PAH considers it acceptable.

  The general and administrative costs are essentially independent of the production rate and reasonably steady at about US$9.5 million per year. Queenstake believes it can reduce these costs by about US$2.0 million by realizing savings in environmental charges, legal and professional fees, and head office expenses. PAH considers the Queenstake's revision of the general and administration operating costs acceptable, within the accuracy of the current definition of future operations.

  Capital Costs
  In general, the Jerritt Canyon capital expenditures for 2002 and 2003 reflect the conclusion that the mines were scheduled by the previous owners to shut down at the end of 2004. With mining continuing beyond 2004 as planned by Queenstake, an additional US$19.65 million is estimated to be required for development access, stope preparation, ventilation raises, definition drilling, etc. to access and convert current resource blocks to reserves between 2003 and 2005.

  Sustaining capital costs for ore processing have averaged US$464,000 in the last three years. On this basis and on a general rule-of-thumb of about 2 percent of operating cost for ore processing plant sustaining capital costs, PAH projects about US$500,000 per year for the plant operated at full rate and about US$300,000 per year with the plant operated at half rate as planned for 2005 and beyond.

  This cost has varied significantly but has not exceeded US$500,000 in any of the last three years. PAH considers a sustaining capital cost of about US$250,000 per year a reasonable estimate when operating at full capacity and about US$200,000 per year when the plant production rate drops to half in the latter years of operation. General and administration capital costs have averaged about US$150,000 for the last three years and the budget for 2003 is the same. PAH would expect it to remain at the current level for the life of the property and remain essentially independent of production rate.

  Environmental Issues
  As is common for a mining operation like Jerritt Canyon, there are several environmental liabilities associated with the project that are primarily related to closure and reclamation. Final reclamation issues for the project include closure of the tailings impoundment and waste rock dumps, reclamation of pits by partially backfilling the pits with mine waste from underground operations, sealing of underground portals and dismantling of buildings and structures. It should be noted that current geochemical characterization of the waste rock produced from mining operations has been demonstrated to be generally non-acid generating.

  Environmental management systems are in place and there is a qualified environmental staff onsite. Various mitigation programs are in place as required under the various plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified. Approved reclamation and closure plans are in place and Jerritt Canyon is progressing with concurrent reclamation in an orderly manner. A 2002 estimate of closure costs has been prepared for support of bonding. Assuming work is completed by Jerritt Canyon, costs are estimated at US$39.4 million including a US$7.98 million cost for environmental management over a 16 year post-closure period that would include operation of the seepage pumpback system for the tailings impoundment. The cost estimate for the agency bond was estimated at US$33.47 million as calculated under the US Forest Service bonding guidelines.

  Queenstake has purchased from American International Group (AIG) a closure cost cap insurance policy which will serve both to fund reclamation and post-closure site management by Queenstake and meets the agency requirements for bonding. IMA Environmental Insurance acted as Queenstake's broker. PAH did not review the terms and conditions of this policy, however considers the current closure cost estimates developed by Jerritt Canyon to be reflective of the post-closure reclamation costs.

  Queenstake is planning to implement an aggressive reserve development program once the acquisition of Jerritt Canyon is complete. It is critical for the sustainability of the operation beyond 2004 that mineable reserves are maintained at least at current levels of about 1.5 years. Drilling and mine development into highly prospective resource areas should be given a high priority for the conversion of resources to reserves. Primary targets for resource conversion should be areas immediately adjacent to current operations primarily at the SSX and Smith mine such as Zone 5 and Main Mahala.

  Sample Preparation, Analyses And Security
  Samples from surface drilling are sent to an outside laboratory (Chemex Labs) for assaying. Blanks or standards are routinely submitted with these samples. Underground drill samples are sent to the Jerritt Canyon laboratory on site. The assay laboratory is located in a separate building close to the ore processing plant. The laboratory has all the normal sample preparation equipment and facilities. The laboratory operates continually with a crew of 16 and does about 500 fire assays per day with a 24-hour turn around from receipt of sample to reporting of assays. Several programs are followed to track assay quality including internal checks, check samples sent in by the mine department, weekly dispatch of samples to other laboratories, and participation in a Round Robin program with other mining laboratories in the area where random samples are sent out and others received. Blanks, standards and/or pulps are routinely submitted with the sample stream. Check samples of core holes (pulps and rejects) are sent to Chemex Labs for analysis.

  PAH reviewed the Jerritt Canyon assay checks, blanks and standards data for the year 2002 and found the checks adequate within industry standards. The Jerritt Canyon assay data versus the Jerritt Canyon pulp checks show that 90 percent of the checks fell within 15 percent of the original assay values. The Jerritt Canyon assay data checked against Chemex labs shows that 90 percent of the checks fell within 19 percent of the original value and that 74 percent of the checks fell within 10 percent of the Jerritt Canyon assay. The blanks data, however, shows a few samples outside acceptable limits suggesting some degree of sample contamination. All assaying at Jerritt Canyon follows accepted industry standards using industry practices at recognized laboratories. PAH notes that as a producing operation with sales records and recorded income, no unusual security measures are warranted.

  Data Verification
  The operation has thousands of drill holes at each of the four active mines. In addition, there are thousands of drill holes in other mined-out areas, and at several resource areas located throughout the Jerritt Canyon-controlled land package.

  In June 2000, an independent consultant conducted a review and audit of resources and reserves of the Jerritt Canyon operation. The consultant reviewed the database, stored as Vulcan software files, used at the Murray and SSX mines and did not find any problems or errors. A review of the spreadsheets used for resource and reserve tabulation found no errors.

  PAH reviewed a portion of the databases as part of its due diligence review of the Jerritt Canyon operations in early 2003. Checks of several records of the SSX mine database performed against original logs confirmed the assays values and geological-geotechnical codes included. Data validation checks identified a few errors in the drill hole databases such duplicate holes and missing intervals in downhole surveys (e.g. Smith mine), which were relayed to and corrected by the operation.

  The vast majority of drill holes (except rotary percussion holes) are measured for down hole deviations and recorded in the database. Very few exploration holes do not get measured for deviations. This may occur in shallow vertical holes or when holes collapse or logistics are such that timely measurement is not permitted. The operation is currently working on centralizing the storage of drill hole samples and assaying data into the AcQuire software package. Assay data is directly downloaded from the lab and goes through automatic validations before being recorded allowing for virtually no chance of data entry errors. The data for the Murray and SSX mines have already been entered into AcQuire, and the Smith and MCE mines will follow. The data is normally maintained in MineSight for interpretation and modeling at each mine.

  PAH believes that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices, providing generally reasonable results. PAH believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

  Additional Information for Producing Properties
  Jerritt Canyon is an operating property with over 20 years of production experience, during which in excess of 5.0 million ounces of gold have been produced.

  The Jerritt Canyon mine consists of four operating underground mines located several miles west of the ore processing plant and administration complex that is situated about 60 miles north of Elko, Nevada.

  All of the mines feed the same processing plant, with the four mines typically producing and trucking about 3,115 tons per day (t/d) to the plant. An additional 960 tons per day of plant feed comes from surface stockpiles. The individual mines, with their average, approximate, production rates for the year ending December 25, 2002, are listed as follows:

Saval/Steer Extension (SSX)	1,460 t/d
Murray	1,050 t/d
Lee Smith (Smith)	425 t/d
Marlboro Canyon Extension (MCE)	180 t/d
Stockpiles	960 t/d
Total	4,075 t/d

  The processing plant has the capability of treating approximately 4,100 t/d. This rate was more easily attainable when the plant was being fed with ore from several open pits, along with minor underground production. However, now that all of the open pits have been shut down, the plant feed is being derived solely from the underground mines. The four underground mines currently developed are not capable of producing the 4,100 t/d production required by the plant. Therefore, low-grade stockpiles, left over from earlier open pit mining, and underground low-grade ore is being utilized to augment the underground production and provide the additional tonnage required to keep the processing plant operating at full capacity.

  The open pit stockpile material carries a very low grade (approximately 0.06 oz Au/t) and is "borderline" when the economics of the material is considered, even when using an incremental cutoff. On-site studies indicated that the gold values were relatively higher in the fines portion of the stockpiled material, and that screening of the material to upgrade it could be justified. This screening is currently being performed, resulting in a recovery of about 70 percent, with an average grade of 0.094 oz Au/t.

  Stockpiled material and low-grade feed would be eliminated until there is space in the plant at the end of the mine lives. Production from the Murray mine would be limited to newly converted resources that meet the ore cutoff grade. Production beyond 2004 would primarily come from the SSX and Smith mines, and other newly converted resources to reserves.

  All of the mines are operated by trackless equipment and send their production from surface stockpiles located at the respective portals to the processing plant in 150-ton haul trucks.

  Good, wide, haul roads connect the individual mines to the processing plants and the administration area next to the plant. In the winter months, the mine and plant areas receive a fair amount of snow that causes the roads, which have been constructed for the most part in carbonaceous sediments, to become covered with a black mud, that also covers the equipment operating on the roads.

  The Jerritt Canyon gold deposits are Carlin-Type deposits, where replacement gold occurs in carbonaceous sediments, particularly along major structures. The gold is generally very fine, and the host rocks are altered, resulting in poor to fair rock conditions within the individual mines. All openings underground must be supported with rockbolts and wire mesh, and shotcrete where conditions are more severe, or where traffic is concentrated. Generally, the mines are relatively dry, except for the Smith mine which has underground water inflows of about 850 gallons per minute (gpm). A dewatering system with the capacity to handle 1,500 gpm has been installed and the water table is being lowered.

  Typical openings underground are 15 feet x 15 feet in cross-section, with ramps of 12 to 15 percent inclination. Ventilation and road conditions are excellent in all mines, and the ground is being well supported and maintained. The safety records at all mines are also excellent.

  Mine drilling, mucking, and hauling equipment maintenance is typically performed in small surface shops located at each mine, or at the central shop located adjacent to the processing plant. Access to all underground mines is by inclined ramp. Interior development includes haulage levels, stope access ramps, crosscutting, and drifting alongside the ore.

  Ventilation boreholes (6 and 8 foot diameter, with some lined) connect the underground mine workings with the surface. Typically, the access ramps are fresh-air intakes, while the ventilation raises are used as exhaust conduits. These ventilation raises are typically equipped with variable-pitch, or belt driven, axi-vane, 125 hp to 150 hp main fans, located either underground adjacent to the ventilation raise, or on the surface. Secondary fans within the mine are typically 42" diameter, 125 hp, axi-vane units.

  On June 30, 2003 effective with the Company's acquisition of the Jerritt Canyon mine, Queenstake Resources U.S.A., Inc., a wholly owned subsidiary of the Company, became the employer of 411 people at the Jerritt Canyon mine. The employees will remain non-union and the Company will continue to provide them with the benefits they had while employed by the previous owners of the mine, including most significantly medical insurance coverage and 401K participation. The record of past safety practices and resulting lost-time accident records have been good.

  Recommendations and Comments
  The following is a summary of PAH's conclusions and recommendations.

  The Jerritt Canyon mine is a robust property, with reserves and resources designed and developed in accordance with accepted engineering practice. Within the constraints of the existing mineable reserves which are sufficient to meet production for the years 2003 and 2004, project risks should be considered low.

  For 2005 and beyond, the operation will largely depend, like many underground mines with short mine life, on its ability to replace mined-out reserves by timely conversion of resources to reserves. The success of the reserve development expenditure program that Queenstake has put in place will be a critical item in prolonging the mine life of Jerritt Canyon. PAH has reviewed the Queenstake proposed reserve development expenditures and believes that they are adequate to evaluate, access, and develop the resource areas proposed for eventual conversion to reserves. Based on the exploration and development drilling data currently available, PAH finds that there is a reasonable expectation of converting some of Jerritt Canyon's currently defined mineral resources to mineral reserves.

  PAH considers an important project risk to be associated with long-term metal prices. Metal prices for gold over the last year have been fluctuating greatly and have been higher in the last few months than at most times within the last five years, and hence forecasting the price of gold over the long term is difficult.

  Notwithstanding Queenstake's intention to protect the downside gold price for the project through the purchase of put options, the gold price assumed by Queenstake in the cash flow projection is $339/ounce. This gold price includes the effect of hedging 60 percent of the gold production at $365/ounce and an unhedged gold price of $300/ounce. The gold prices employed by Queenstake are in line with current price levels."

  The lender of the JC Debt guaranteed the Company's purchase of a series of gold put options by which the Company has effectively established a minimum price of US$330 per ounce for approximately 400,000 ounces of gold production from the Mine over the next 24 months. This method of price protection does not in any way limit the upside gold price potential. Premiums will be paid by the Company out of cash flow as the gold put options become exercisable.

  The Magistral Gold property

  Magistral - Recent Technological Report

  Pincock, Allen and Holt ("PAH") was retained by the Company in 2002 to update the mineral resource model, ultimate pit design and mine production schedule for the Magistral project's San Rafael and Samaniego Hill areas. PAH previously had prepared resource models and mine designs for the Magistral Project Feasibility Study completed in May 2000 (the "Feasibility Study"). The basis for the update was additional drilling conducted by the Company in the La Prieta zone of the Samaniego Hill deposit during late 2001 and early 2002. Additionally, a second geologic model and resource estimate specific to just the La Prieta zone was developed for use in evaluating the potential for mining part of the mineral resource with underground methods. PAH was retained by Queenstake to generate this report to present the results of this resource and reserve update in a form that meets the requirements of National Instrument 43-101. The resulting report dated January 16, 2003 and titled "Magistral Gold Project, Sinaloa, Mexico, Resource and Reserve Update" was filed by the Company on Sedar in January 2003. Certain of the information in the following description of the Magistral mine is drawn from this report.

MEXICO
0
50
100
KILOMETERS
N
SINALOA
DURANGO
PACIFIC OCEAN
TAMCAPA
MAGISTRAL PROJECT
BADIRAGUATO
POTRERO
CULIACAN
NAVOLATO
ALTATA
COSTA RICA
EL SALADO
EL DORADO
COSALA
TASAJERA
CONITACA
TOPIA
CAMEDERO
COACOYOLE
LA CIENECA
TAYOLTITA
TENCHOQUELITE
SAN JUAN
DIMAS
SANTIAGO PAPASQUIARO
BARRAZAS
SAPIORIES
EL SALTO
LOS ALTARES
MAZATLAN
VILLA UNION
ROSARIO
ESCUINAPA
15
40

FIGURE 4-1
GENERAL LOCATION MAP
MAGISTRAL PROJECT (Mexico)

QUEENSTAKE RESOURCES

Magistral Project

Jan/2003

  Location
  The Magistral property, which encompasses the Magistral mine, is located in the State of Sinaloa in northwestern Mexico, approximately 100 kilometres northwest of the state capital of Culiacan and 40 kilometres east of the town of Guamuchil. The Magistral property consists of 9,626 hectares of land located in the western foothills of the Sierra Madre Occidental mountain range. The project site is located in the Municipio of Mocorito, approximately 22 kilometres east of the town of Mocorito, which has a population of approximately 15,000. The general location of the project is shown on the map.

  Climate
  The climate is predominantly warm and dry with well-defined wet and dry seasons. The majority of the 827 millimetres of annual rainfall is received during the July through September wet season. The yearly temperature in the area averages approximately 25 degrees centigrade. Typical high temperatures are estimated to reach 43 degrees centigrade with low temperatures being about 2 degrees centigrade.

  Elevation
  Topography at the project site is characterized by moderate to steep terrain, with elevations ranging from 300 meters to 600 meters. A relatively steep feature known as Samaniego Hill forms the northern portion of the project area. The central and southern portions of the project area comprise a series of hills and ridges.

  Access
  Access to the project from the Sinaloa State capital city of Culiacan is via the paved, four-lane Pacific Highway (Highway 15) for a distance of 100 kilometres to Guamuchil. From Guamuchil, a local paved road extends 18 kilometres to the east to Mocorito. A gravel road that travels through the villages of El Valle and Lo de Gabriel connects Mocorito to the project site. Driving time from Guamuchil to the site is about one hour. Access within the project area itself is currently provided by several rough dirt roads. Roads leading to the project site are upgraded and maintained as necessary to provide for reliable year-round access.

  Power
  Power for the project is self-generated by diesel powered generators.

  Water
  Based on a water exploration program, a well location approximately 1.5 kilometres north of the processing facilities was located. Water for the project is pumped from the well to a small pond and then distributed throughout the project as required. Bottled water is supplied for the project's potable water requirements.

  Socioeconomic
  The opportunity for employment, improved wages, an increased tax base, and better access to services have been positive results of the Magistral mine for the surrounding area.

  Geology and Resources

  Geology

  The Magistral project occurs in the Sierra Madre Occidental mountain range, a late Cretaceous to Tertiary age volcanic province that extends for hundreds of kilometres through northwestern Mexico. Gold mineralization has been found along a series of structural zones that cut the volcanic sequence in four areas, referred to as San Rafael, Samaniego Hill, Sagrado Corazon, and Lupita. The structural zones have dimensions in the order of hundreds of meters along strike and down dip, with the thickness of the zones ranging from a few meters to several tens of meters. Individual zones consist of sheared and faulted volcanic rock that hosts variable stockwork, breccia, and local quartz veining. Gold and silver minerals are typically present as microscopic sized particles of native gold and electrum associated with quartz. Silver and copper mineralization is also locally present in the zones.

  Exploration

  According to Mogul Mining N.L., in a report dated October 1995, gold mining activity in Sinaloa has occurred sporadically since the arrival of the Spanish expeditions in the 1500's. Mining activities in the region reached a peak in the late 1800's and early 1900's, with more than 400 mines and 53 mills in operation.

  Gold mining in the project area began in the late 1800's, with production from the Magistral area continuing intermittently until the 1950's. Past exploration of the project area was conducted by Materias Minerales de Lampazos S.A. de C.V. (a subsidiary of Vitro Industrias Basicas) and by Minera Tomex (a subsidiary of the Lacana/Corona group). Exploration by both companies included geologic mapping and geochemical sampling, with some drilling by Vitro.

  In early 1995, Pangea Resources Inc. began exploring the project, initially for Mogul Mining N.L. and subsequently for Santa Cruz Gold Inc. Between 1995 and 1997 extensive drilling was conducted by Pangea Resources/Santa Cruz Gold. Santa Cruz Gold took control of all exploration activities in 1998 and continued a drilling program that included core holes for metallurgical test purposes and condemnation drilling. The Company gained control of the project through its merger with Santa Cruz Gold Inc. effective July 19, 1999.

  Drilling
  Exploration of the San Rafael and Samaniego Hill deposits by Queenstake and its predecessors has included extensive exploration drilling, with lesser drilling along the Sagrado Corazon Central-Lupita trend. Most of the drilling has consisted of reverse circulation holes, with a minor number of core holes. A summary of the exploration drilling through May 2000 of the San Rafael, Samaniego Hill, Sagrado Corazon and Lupita deposits by the Company and its predecessors has included the drilling (mostly reverse circulation) of 754 holes, for a total of 84,000 meters of drilling with a total of 54,000 sample intervals. For database purposes, San Rafael and Samaniego Hill have been considered together as one combined exploration area, as has the Sagrado Corazon-Central-Lupita Zones. In addition to the exploration holes used in the resource modeling, 18 core holes were drilled for metallurgical sampling purposes. Drill hole collar locations were surveyed to determine the drill collar coordinates. The collars have been cemented and monumented and can generally be found in the field. Drilling in the San Rafael-Samaniego Hill area was generally conducted with inclined holes to better test the dipping mineralization. Drill hole locations were placed on lines that are variably spaced from 20 to 40 meters apart. Drill hole spacing along the lines ranges from 15 to 25 meters, for an overall drill hole spacing of approximately 25 meters.

  Drilling in the Sagrado Corazon-Central-Lupita was with inclined holes to better test the dipping mineralization. Drill hole locations were irregularly placed on lines that are variably spaced from 20 to 40 meters apart, with drill hole spacing along the lines ranging from 15 to 40 meters. In the more prospective Sagrado Corazon and Lupita parts of this structural trend, the overall average drill hole spacing is approximately 30 meters. In these areas, PAH found that the drill hole spacing was adequate for establishing the degree of confidence necessary for defining resources and reserves. Locally along the trend, however, PAH noted that deeper drilling below mineralized outcrops identified mineralization, but the lack of shallow drilling data in these areas has resulted in an inferred or unassigned resource category for this near surface resource, which further drilling could "prove up."

  2001 and 2002 Drilling Programs

  In late 2001 and early 2002, Queenstake conducted additional drilling on the Samaniego Hill deposit. This drilling program was designed to identify the extension of the high grade La Prieta Zone along strike and down dip that was identified during Queenstake's 1999 drilling program. The program covered an area of 150 meters along strike and 90 meters down dip. A total of 45 drill holes were drilled for a total of about 8,500 meters. Significant widths of the La Prieta Zone were intercepted, with the zone showing a thickening along a nearly horizontal orientation. A northwest trending fault (La Prieta Fault) displaces the downdip part of the zone, offsetting it upwards by 10 to 20 meters. The high-grade zone remains open in both directions along strike as well as down dip.

  Drill results for all of the 2001 and 2002 drilling are presented in the following table. This tabulation includes the significant intercepts from these drilling programs. The composites of holes 724 and 728 have been stated without the cutting of high grades, which PAH found to be statistically unnecessary.

  Results are presented on a section-by-section basis with holes in each section tabulated in a NE to SW order, corresponding to the down dip direction of the overall structure. Sections are generally at 25 meter spacing and hole penetration points at approximately 30-meter spacing along section. The dip in this area is low to flat and drill holes are generally vertical or near vertical; drilled widths therefore approximate true widths. It should be noted that in a number of cases the depth of the mineralized zone decreases to the southwest. This is now interpreted as the result of post mineral faulting which has uplifted the lower part of the zone. This fault appears to strike to the northwest, a direction comparable to that of the strike of the mineralized structure. The faulting has the effect of bringing mineralization to the west of the fault, the down dip direction, up to the same depth as that in the currently planned Samaniego open pit. The zone represented by the new drilling is contiguous with reserves in the Samaniego open pit.

  The structure typically includes a distinct high-grade zone at or near the hanging wall. This zone is reported in the attached tabulation, where appropriate, as an inclusion within each overall intersection, and generally consists of material grading greater than 2 gpt gold. The zone is also present in previously reported drilling, up dip from the currently reported drilling, on sections 36 to 40.

  The high-grade zone appears to be open to the southwest and to the north. The single hole drilled on section 44 is now seen to have targeted the mineralized zone on the up dip side of the fault. On the sections immediately to the south (42 and 43), the zone is absent on the up-dip side of the fault but well developed on the down dip side. Surface mapping indicates that the potential exists to extend the structure approximately 500 meters on strike.

  2001 and 2002 Exploration
  Drill Results at Magistral

					Drilled	Grade	Including
		Inclination	From	To	Width	gpt	Meters	Grade
Section	Hole	(degrees)	(meters)	(meters)	(meters)	gold		gpt gold
SAM 35	749	75	100.6	106.6	6.0	1.11
SAM 35	752	90	103.6	109.6	6.0	1.32
SAM 35	753	90	no significant intercepts
SAM 36	734	62	80.6	83.6	3.0	1.22
			and 121.1	131.6	10.5	4.83	7.5	5.99
SAM 36	737	77	79.2	86.7	7.5	2.23
			and 110.7	118.2	7.5	2.58
SAM 36	739	90	91.4	100.4	9.0	5.11
SAM 36	754	90	no significant intercepts
SAM 37	723	62	109.4	119.9	10.5	3.70	7.5	4.85
SAM 37	724	75	116.8	175.3	58.5	2.56	7.5	13.52
SAM 37	735	90	119.9	137.9	18.0	5.61	15.0	6.57
SAM 37	740	90	117.3	120.3	3.0	1.09
SAM 37A	725	75	127.6	132.1	4.5	1.91
SAM 37A	772	90	no significant intercepts
SAM 37A	726	90	121.5	124.5	3.0	1.36
SAM 37A	738	90	118.4	121.4	3.0	1.89
SAM 38	727	90	109.6	121.6	12.0	5.89	10.5	6.60
SAM 38	728	90	103.5	132.0	28.5	5.68	7.5	16.66
SAM 38	741	85	112.8	120.3	7.5	0.88
			and 130.8	139.8	9.0	0.86
SAM 38	742	90	99.4	106.9	7.5	2.58	3.0	5.96
SAM 39	729	60	140.0	149.0	9.0	6.17	6.0	8.92
SAM 39	730	72	135.4	141.4	6.0	5.22	3.0	10.05
SAM 39	743	85	117.3	129.3	12.0	3.98	6.0	7.12
SAM 39	744	90	120.4	154.9	34.5	6.47	21.0	9.45
SAM 39	745	90	126.5	162.5	36.0	1.63	21.0	2.23
SAM 39	766	90	121.9	147.4	25.5	2.23	6.0	6.42
SAM 39	768	90	109.8	121.8	12.0	2.58	4.5	6.15
SAM 40	731	70	132.4	142.9	10.5	4.02	7.5	6.09
SAM 40	732	82	120.2	148.7	28.5	2.79	7.5	5.92
SAM 40	736	90	138.4	171.4	33.0	6.61	21.0	9.99
SAM 40	746	90	137.1	171.6	34.5	2.68	13.5	5.00
SAM 40	747	90	134.1	143.1	9.0	2.65	3.0	4.55
SAM 41	733	60	149.2	155.2	6.0	1.07
SAM 41	769	78	125.0	131.0	6.0	5.38	3.0	8.08
SAM 41	748	90	126.5	167.0	40.5	5.01	25.5	7.02
SAM 41	751	90	140.2	164.2	24.0	2.11	4.5	5.84
SAM 41	758	90	152.4	156.9	4.5	2.66
SAM 41	757	90	141.7	152.2	10.5	1.31
SAM 42	770	78	no significant intercepts
SAM 42	759	90	132.6	147.6	15.0	1.91	7.5	2.79
SAM 42	763	90	150.9	170.4	19.5	2.25	6.0	4.17
SAM 42	755	90	146.3	152.3	6.0	3.42	3.0	6.41
SAM 43	771	80	no significant intercepts
SAM 43	760	90	137.2	140.2	3.0	1.81
			and 144.7	147.7	3.0	1.26
SAM 43	756	90	146.3	153.8	7.5	1.69	3.0	3.46
SAM 44	761	90	no significant intercepts
*gpt = grams per tonne

  PAH noted that most of the drill holes in the database were not surveyed for directional deviation down the hole when they were drilled. Although this is not necessarily a problem, the drill holes may have deviated from the planned direction and dip, particularly in deeper holes, resulting in mineralized intercept locations potentially being displaced from their actual locations. A previous operator previously tested for down hole deviation by surveying thirteen drill holes at San Rafael and generally found only minor deviation. The degree of deviation found does not appear to be a major issue, but PAH has recommended that future deep drill holes be down hole surveyed.

  PAH found that the drill hole spacing is generally reasonable for establishing the degree of confidence necessary for defining resources and reserves.

  Mineral Resource and Mineral Reserve Estimates

  PAH updated the San Rafael/Samaniego Hill resource block models from the Feasibility Study based on the additional exploration drilling that was conducted in 2001 and 2002. This update was done using an approach similar to the one used to develop the Feasibility Study resource block model. The following provides a description of the modeling work that was done for the update. For a detailed description of the modeling procedures the reader should refer to the Magistral Project Feasibility Study of May 2000 prepared by Kappes Cassiday and Associates of Reno and PAH of Denver first reported by Queenstake in Item 4D of its Annual Information Form for the year ended December 31, 2000. The Feasibility Study was filed with the Company's Securities and Exchange Commission Annual Report on Form 20F dated March 24, 2001, and subsequently filed on Sedar on January 16, 2002.

  Mineralization in the Magistral project area consists of structural zones consisting of stockwork, breccia, and locally quartz vein mineralization occurring within sheared, broken, and propylitically altered volcanic rocks. The San Rafael structural trend consists of one main structural zone and several minor zones, with a general east-west strike and a moderate dip to the south. The Samaniego Hill structural trend consists of a complex set of major and minor structural zones, with a general northwest strike and a moderate dip to the southwest.

  In late 2001 and early 2002, Queenstake conducted additional drilling in the Samaniego Hill deposit, intercepting the down dip extension of the La Prieta Zone. The drilling included 45 holes for a total of about 8,500 meters of drilling. Significant widths of the La Prieta Zone were intercepted, with the zone showing a thickening along a nearly horizontal orientation. A northwest trending fault (La Prieta Fault) displaces the downdip part of the zone, offsetting it upwards by 10 to 20 meters.

  Model Description

  The geology/grade zones of the lower part of the La Prieta Zone were reinterpreted in light of the new in-fill and down-dip drilling, based on a nominal 0.2 g/t gold grade limit. Sections SAM-35 to SAM-44 were revised in section and then in plan for the La Prieta Zone.

  PAH updated the resource block model created for the 2000 Feasibility Study with the new geologic interpretations. Previous sample and topography data files were converted from MicroModel and uploaded into MineSight, along with the new drill holes. The modeling approach and parameters used for the update were similar to that used originally for the Feasibility Study and are discussed in detail there. Block model limits were extended for the update to accommodate the new drilling results. The model western limit was extended 100 meters west to 9,100 west and the bottom limit was extended 50 meters downward to 200 meters elevation. Individual model blocks were 5 by 5 meters in plan, with a 5-meter bench height.

  The La Prieta Zone in the resource model was divided into three geologic sectors based on the dip of the structure. The upper sector included the La Prieta Zone from the surface outcrops to an elevation of 335 meters, and was modeled with a search ellipsoid oriented downdip at an azimuth of 240 degrees with a 50-degree dip. The middle sector included the La Prieta Zone from an elevation of 335 meters downwards, but east of the La Prieta Fault and was modeled with a search ellipsoid oriented downdip at an azimuth of 250 degrees with a 20-degree dip. The lower sector included the La Prieta Zone from an elevation of 335 meters downwards, but west of the La Prieta Fault, and was modeled with a search ellipsoid oriented downdip at an azimuth of 0 degrees with a 0 degree dip (horizontal). Tailings were estimated using a 40 x 40 x 20 meter search using a search ellipsoid oriented downdip at an azimuth of 0 degrees with a 0 degree dip (horizontal). Gold grade capping was conducted on the samples as shown in the Feasibility Study, with no additional capping done on new drill hole assays. Composites were generated at 5-meter intervals down the hole and were allowed to cross the envelope boundaries. All other zones were estimated as indicated in the Feasibility Study, with only minor differences due to the change in software packages.

  PAH's geologic resource for the San Rafael/Samaniego Hill model includes all material in the model without regard to mineability, based on a density factor of 2.6 tonnes per cubic-meter for all rock material and 1.5 tonnes per cubic-meter for tailings. The resource model accounted for known underground workings and stopes, which are not a significant part of the tonnage being considered by the Magistral project. At a 0.40 g/t gold cutoff grade, the San Rafael/Samaniego Hill measured and indicated resource consists of 8.3 million tonnes averaging 1.84 g/t gold for a total of 492,700 contained ounces of gold. The table below summarizes the resource by structural zone. Samaniego mill tailings constitute an additional measured resource, at a 0.40 g/t gold cutoff grade, of 166,000 tonnes averaging 2.10 g/t gold for a total of 11,200 contained ounces of gold.

  Definition of Resource Categories

  PAH reported resources/reserves based on the classification defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The resource was assigned a confidence category classification by PAH based on distance from the block centroid to the nearest gold composite value within the search ellipsoid, similar to that used in the Feasibility Study, with measured resources extending from 0 to 15 meters and indicated resources extending from 15 to 30 meters.

  Updated Resource Estimate

  PAH prepared an updated resource model for the San Rafael/Samaniego Hill area as discussed previously. Only the Samaniego Hill deposit changed as a result of the new drilling data. The Sagrado Corazon and Lupita resources are all as reported in the Feasibility Study. At a 0.40 g/t gold cutoff grade, the total Magistral mine measured and indicated resource consists of 11.8 million tonnes averaging 1.62 g/t gold for a total of 616,000 contained ounces of gold. The following table summarizes the resource by deposit and classification.

  Resources are classified in five areas corresponding to four discrete mineralized zones and an old tailings pile. It is anticipated that the mineralized zones will be mined in four separate pits, known as San Rafael (currently being mined), Samaniego, Sagrado Corazon and Lupita. PAH reported the updated resources by zone as follows:

		Measured			Indicated			Total

	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained
Zone	(x 1000)	Gpt	ounces	(x 1000)	Gpt	ounces	(x 1000)	Gpt	ounces
San Rafael	2,133	1.75	120,100	449	1.23	17,800	2,582	1.66	137,900
Samaniego Hill	4,596	1.93	284,900	1,163	1.87	69,900	5,759	1.92	354.800
Sagrado Corazon	978	1.08	33,900	238	0.82	6,300	1,216	1.03	40,200
Lupita	1,257	1.11	44,900	842	1.00	27,000	2,099	1.07	71,900
Magistral Mill tailings	166	2.1	11,200	-	-	-	166	2.1	11,200
Total	9,130	1.69	495,000	2,692	1.40	121,000	11,822	1.62	616,000
*Resources reported by PAH at a cut off grade of 0.40 grams per tonne on January 16, 2003.

  Mineral Reserve Estimation

  Upon completion of the resource model update, PAH updated the San Rafael/Samaniego Hill mineral reserve estimate from the Feasibility Study based on the updated resource block model. This update was done using an approach similar to the one used to develop the Feasibility Study mineral reserve estimate. The following provides a description of the work that was done to update the mineral reserve. For a detailed description of the mineral reserve estimation procedures, the reader should refer to the Feasibility Study as filed on Sedar on January 16, 2003.

  At the request of Queenstake, PAH produced a revised ultimate pit design for the Samaniego Hill and San Rafael deposits. The Sagrado Corazon and Lupita ultimate pits were not revised. Revisions to the Samaniego Hill ultimate pit were the result of additional exploration drilling. Modifications to the San Rafael ultimate pit were based on a reduced haul road width, which resulted from smaller trucks being used than anticipated in the Feasibility Study.

  Mineral Reserve Estimation Procedures

  PAH used the same approach as in the Feasibility Study to determine the ultimate pit for the Samaniego Hill deposit. This procedure started with the construction of an economic model, based on the revised resource model, and then the generation of floating cones. These are the same economic and slope parameters as were used in the Feasibility Study.

  Mineral Reserve Classification Categories

  PAH reported resources/reserves based on the classification defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The reserve was assigned a confidence category classification by PAH based on distance from the block centroid to the nearest gold composite value within the search ellipsoid, similar to that used in the Feasibility Study, with proven reserves extending from 0 to 15 meters and probable reserves from 15 to 30 meters.

  Updated Mineral Reserve Estimate

  The following table contains the updated reserve estimate for the entire Magistral project summarized by mine area (San Rafael, Samaniego Hill, Sagrado Corazon and Lupita). For Samaniego Hill the reserve estimate increased over the Feasibility Study as a result of the change in the ultimate pit design resulting from the new drilling in the La Prieta Zone. In October 2001, PAH modified the San Rafael ultimate pit design based on using single lane roads in most of the pit. This revised pit design was used for the reserve estimate shown in the following table. The Sagrado Corazon and Lupita reserves are as reported in the Feasibility Study. Due to differing economics, different gold cutoff grades were applied to the deposits. At respective economic cutoff grades, the total Magistral proven and probable reserve consists of 7.0 million tonnes averaging 2.07 g/t gold for a total of 465,200 contained ounces of gold.

	Gold			Contained
	Cutoff	Ore	Gold grade	ounces of	Waste tonne	Strip Ratio
Mine Area	Grade gpt	Tonnes	gpt	gold	s	waste:ore
San Rafael
Proven	0.40	1,213,000	2.27	88,500	6,368,000	4.8:1
Probable	0.40	111,000	1.97	7,000
Subtotal		1,324,000	2.24	95,500
Samaniego Hill
Proven	0.42	3,212,000	2.29	236,500	27,809,000	6.8:1
Probable	0.42	705,000	2.29	51,900
Tailings	0.42	165,000	2.12	11,200
Subtotal		4,082,000	2.28	299,600
Sagrado Corazon
Proven	0.43	524,000	1.41	23,700	816,000	1.40:1
Probable	0.43	58,000	1.23	2,300
Subtotal		582,000	1.39	26,000
Lupita
Proven	0.43	672,000	1.40	30,200	4,148,000	4.16:1
Probable	0.43	325,000	1.33	13,900
Subtotal		997,000	1.38	44,100
Total		6,985,000	2.07	465,200	39,141,000	5.60:1
Estimate is based on a gold price of US$300 per ounce.

  It will be noted that most of the additional resources defined in the Samaniego area have also become reserves; the geometry of the high-grade zone now at the bottom of the newly designed pit has widened the pit dramatically, allowing a more rational design of ramps than was possible at the time the feasibility study was completed. This has actually resulted in a reduction in strip ratio of the Samaniego pit despite the depth of the new resources.

  Mining Operations
  The Magistral property is an open-pit, heap leach gold mining project, which utilizes front-end loaders and trucks as the primary mining equipment. Production is scheduled for one million tonnes of ore and on average 5.6 million tonnes of waste per year over the now 8 year mine life of the project (originally 6.5 years prior to the reserve update).

  For the Feasibility Study, PAH developed the equipment requirements, and capital and operating cost estimates based on utilizing high quality used equipment with low hours. The majority of the equipment used at Magistral was actually acquired by purchasing Oro de Sotula S.A. de C.V. and its used equipment from the shut-down Santa Gertrudis mine in Sonora. The primary crusher, designed for 1 million tonnes per year, was included in this acquisition and a secondary crusher was separately purchased by the Magistral Joint Venture. A third crusher may be purchased and added to process the Samaniego deposit ore when mining commences at that deposit.

  The equipment acquired through the purchase of Oro de Sotula S.A. de C.V. and moved from the Santa Gertrudis mine site has generally performed well and early problems with availability have been overcome. The two-stage crushing plant is producing at design tonnage, although the generator sets moved from Santa Gertrudis have proved to be less than totally reliable. It is planned to make additional investment in a new generating plant and to move a face shovel from Santa Gertrudis in order to give greater crushing and loading capacity. The plant will then be capable of producing more ore in order to bring gold production rates to planned levels if current lower than projected grades persist.

  After evaluating a range of bench heights, 5-meter benches were selected because they provided a reasonable trade off between selectivity for grade control and operating costs.

  The production schedule was developed so that the San Rafael pit, with its higher grades, is mined out before the end of the second year. Mining of the tailings in the Samaniego Hill area, as well as the pit itself, start in the third quarter of Year 1. Mining in the Sagrado Corazon pit is scheduled for Year 4. This was done to offset the required waste stripping that is encountered in the Samaniego Hill pit in Year 4. Lupita is scheduled to be the final pit mined with mining starting in Year 6 and completing in Year 8.

  The mine equipment and manpower requirements are based on the mine operating three 8-hour shifts per day, 6 days per week. Additionally, the mine schedule allows for 11 days per year being lost due to holidays and weather. Mining of ore occurs during the day shift and swing shifts but is avoided on night shift, where waste production is the focus.

  Mining Production Schedule

		Ore Grade,	Stripping Ratio,	Oz. Gold
Year	Tonnes Ore	Grams/Tonne	Waste to Ore	Mined
0	36,000	1.85	1.85	2,100
1	930,000	1.89	6.54	56,600
2	1,032,000	1.95	5.52	64,800
3	1,030,000	1.73	6.94	57,300
4	1,049,000	1.42	6.82	47,900
5	1,003,000	2.31	6.12	74,500
6	907,000	4.03	2.97	117,400
7	769,000	1.30	5.02	32,100
8	228,000	1.63	1.25	11,900
Total	6,984,000	2.07	5.61	464,600

  During 2002, construction was credited with the production of 4,482 ounces of gold recovered from 247,000 tonnes of ore stacked on the leach pads between August and December of that year. Production was deemed to have commenced on January 1, 2003. During the first quarter of 2003, 228,585 tonnes were stacked at a grade of 1.56 gpt and 6,608 ounces of gold were poured. During the second quarter of 2003, 189,829 tonnes were stacked at a grade of 1.73 gpt and 6,371 ounces of gold poured.

  Production during the first quarter was considered an encouraging build up toward full scale production but the second quarter was disappointing. Reasons for the shortfall in production included low tonnage placed on the leach pads due to poor equipment availabilities, lower than anticipated grade and continuing problems in the crushing and gold recovery areas. A new generator was purchased for the crushing area but was not fully commissioned at the end of the second quarter. A face shovel was transferred from Santa Gertrudis and is being re-erected at Magistral. When operational, this will help alleviate the constraint on loading capacity experienced to date.

  The problems encountered during the second quarter are perceived to be extended start-up problems, somewhat exacerbated by the minimum initial capital used in the project. Production is expected to expand again in the third and fourth quarters as capacity constraints are removed.

  Processing
  The ore is processed using heap leach technology, which in worldwide application over the past twenty years, has proven to be a safe, efficient, and environmentally responsible means of gold recovery. It is estimated that 338,200 ounces of gold will be recovered over the life of the project.

  The ore is crushed in two stages to produce a size of 80% passing 24 mm. A third-stage crusher is being considered to process the Samaniego ore when mining of that deposit commences. Lime is added and the ore hauled by trucks to the leach pad where it is stacked in 8 meter lifts up to a maximum heap height of 48 meters. The leach pad is being built in three phases and will ultimately cover a total of approximately 177,200 square meters. Phase I is completed and Phase II is under construction. The leach pad is constructed with a single 1.5 mm thick linear low density polyethylene (LLDPE) geomembrane lain over a low permeability underliner.

  The ore is directly leached in two cycles of 60 days each. Leach solution exits the heap discharge into the process ponds. Pregnant solution is processed through a five stage carbon adsorption system. Gold is recovered from the loaded carbon using a pressure elution system followed by precipitation by zinc powder and finally smelting of the precipitate to recover a gold doré product which is shipped to a commercial refiner. The pregnant and intermediate ponds were constructed with dual synthetic geomembrane overlying a low permeability underliner material. There are appropriate leak detection systems in each of the ponds. The excess solution pond was constructed with a single synthetic geomembrane overlying a low permeability underliner material and also includes a leak detection system. The ponds have been sized to allow operation of the entire heap leach facility as a zero-discharge system.

  Based on laboratory testing, gold recoveries and reagent consumptions for the various deposits were projected as shown below:

  Recovery and Reagent Requirements

		Cyanide	Lime
		Consumption	Required
	Recovery	kg/tonne	kg/tonne
San Rafael	76.0%	0.86	4.0
Samaniego	72.4%	0.64	2.6
Samaniego Tailings	63.1%	0.15	2.0
Lupita & Sagrado Corazon
	71.7%	0.18	2.5
Average	72.9%	0.55	2.9

  Crushing and stacking on the heaps follow, a two shift per day (8 hours per shift), 6 day per week schedule. Leaching and operation of the recovery plant follows a 24 hour per day, 7 day per week schedule.

  Capital Costs
  In the Feasibility Study, PAH had estimated initial capital costs of bringing Magistral into production at approximately US$12,581,000, and working capital, IVA (refundable Mexican tax) and supply inventory estimated at an additional US$2,034,000. Capital cost estimates were based on the purchase of used equipment for the mining fleet, mining support equipment, transformers, crushers, the stripping and electrowinning portions of the Adsorption, Desorption and Refining ("ADR") plant, the mobile support equipment in the processing areas, the back-up power generator, and on-site office trailers. All other capital estimates were based on the purchase of new equipment.

  The Company, and its joint venture partner, Midwest, had initially planned for a cash construction cost of US$6.625 million, in addition to the deferred cost of acquiring Oro de Sotula S.A. de C.V. in order to acquire its used equipment. The whole of 2002 was considered the construction period of the Magistral mine for accounting purposes and the resulting US$1.5 million of production revenues were treated as a credit to construction costs, for net development costs of US$10 million. This was more than the somewhat tight original budget estimate and resulted largely from difficult ground conditions in the preparation of the leach pad area resulting in substantially greater equipment requirements than had been budgeted. The difference in cost between the US$6.625 million provided by Midwest and the final cost was provided by Operating Loans made equally by Midwest and the Company. The loans bear interest at a rate of 18% per annum and have first priority in distribution of cash flows from the operation.

  Operating Cost
  Operating costs for the project were estimated from a zero base using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs.

  The operating costs were estimated and presented without added contingency allowances based upon the design and operating criteria present in the Feasibility Study. The processing, general and administrative operating costs were considered to have an accuracy range of +/-10%. The direct mining operating costs were considered to have an accuracy of +/-15%. Projected unit operating costs over the life of mine averaged US$7.95 per tonne of ore processed equating to an average over the life of mine cost per ounce of US$180.

  The project employs a total of 184 people for project operations, of which 126 are hourly and 58 are salary. Only the project general manager is an expatriate. The remainder of the salaried and hourly workforce were recruited locally, and where particular expertise and experience were required, nationally. Most of the workforce originates in the local region. This eliminates the need for project accommodations and minimizes relocation expenses.

  Projected annual gold production rates, which included an allowance for the startup period, are projected to be:

  Mining Production Schedule

		Ore Grade,	Stripping Ratio,	Oz. Gold
Year	Tonnes Ore	Grams/Tonne	Waste to Ore	Mined
0	36,000	1.85	1.85	2,100
1	930,000	1.89	6.54	56,600
2	1,032,000	1.95	5.52	64,800
3	1,030,000	1.73	6.94	57,300
4	1,049,000	1.42	6.82	47,900
5	1,003,000	2.31	6.12	74,500
6	907,000	4.03	2.97	117,400
7	769,000	1.30	5.02	32,100
8	228,000	1.63	1.25	11,900
Total	6,984,000	2.07	5.61	464,600

  Production Plans and Schedules
  The general time line for the project is as follows.

Activity	Time Frame
Project Development	9 months (completed)
Mining	7.25 years
Processing	8.5 years
Reclamation	1 year
Total project	8.75 years

  Reclamation and Closure
  Reclamation of project facilities are being funded on an ongoing basis during operations and will be completed according to an engineered reclamation plan. Appropriate actions to mitigate the project's impact on the environment have been taken in the design and construction phases, and will be taken in the operation and closure phases of the ore heap, waste dumps, and other project facilities. At closure, reclamation is anticipated to cost a total of US$1,837,500, not including IVA. Reclamation will include neutralization of the ore heap, recontouring of the waste dumps and ore heap, removal of project structures, reclamation of site roads and other operating surfaces, and site revegetation. The estimated cost for reclamation will be accrued at the rate of approximately US$0.045 per tonne of material mined.

  ITEM 5         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  Consolidated Financial Statements for the Three Months ended March 31, 2003

  Reference is made to the unaudited Consolidated Financial Statements of Queenstake Resources Ltd. for the three months ended March 31, 2003 upon which the following discussion is based.

  A.     Operating Results

  Three months ended March 31, 2003 compared with the three months ended March 31, 2002

  The Company earned $226,470 (U.S.$150,000) as operator of the Magistral Joint Venture in the first quarter of 2003 as it did in the first quarter of 2002. Interest income for the three months ended March 31, 2003 in the amount of $84,033 related to accrued interest on the Company's loan to the Magistral Joint Venture. Interest at this time last year was negligible. General and administration expenses increased to $389,806 from $317,120 for the same period last year primarily an overall increase of 23% a reflection of increased corporate and corporate development activities. At this time last year the Company, as operator of the Magistral Joint Venture, was concentrated on construction of the Magistral mine. Corporate development was $423,230 compared to $837 this time last year a reflection of the Company's entire focus in the first quarter 2003 of the first attempt to acquire the Jerritt Canyon mine in Nevada begun on February 27, 2003 and terminated on April 7, 2003. Additional costs from this failed attempt will be recognized in the second quarter. On May 20, 2003 (QRL - News Release 2003-9) the Company announced it had signed a letter of intent to acquire the Jerritt Canyon Mine and its intended methods of financing that acquisition. The Company's technical due diligence was complete in its first attempt and need only be updated to the current quarter. As a cost of financing the acquisition, the Company will be responsible for the cost of the equity and debt financers due diligence and document preparation.

  A foreign exchange loss of $190,822 was a significant amount for the first time because of the Company's U.S. dollar denominated receivables and loans to the Magistral Joint Venture and the loss in value of the U.S. dollar against the Canadian dollar in the period.

  Three months ended March 31, 2002 compared with the three months ended March 31, 2001

  The Company earned $239,115 (U.S.$150,000) as operator of the Magistral Joint Venture in the first quarter of 2002. Interest income for the three months ended March 31, 2002 was negligible compared to $16,982 for the same period last year. General and administration expenses increased to $317,120 from $167,056 for the same period last year primarily because the Company is no longer capitalizing a portion of the salaries of two of its executives to the Magistral project. In addition the Company has hired a Controller and secretary both working from the Denver office to assist in the Company's growth. Corporate development was $837 compared to $26,064 this time last year a reflection of the Company's entire focus in the first quarter 2002 of beginning construction at the Magistral project. It is expected that this category of costs will increase in the second quarter as the focus shifts to reviewing potential acquisitions of near term cash flow producing assets as construction at Magistral is well in hand. Interest expense of $4,845 to the period of January 15, 2002 compares to $48,269 for the period of January 1 to March 31, 2001 were in both cases settled by the issuance of shares of the Company and were non-cash charges to the loss. Current exploration expense in the quarter was nil compared to $19,356 expensed last year at this time on examining the assets in Burkina Faso prior to abandoning all but the interest in the Taparko project. The most significant item on the statement of loss is the non-cash expense of $679,634 relating to the early conversion of a note that would have matured in September 2003. The charge is calculated in accordance with the pronouncement of the CICA, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. The charge to earnings in the amount of $1,304 was calculated in accordance with the new requirements of CICA of accounting for stock-based compensation expense. Under this method, compensation expense on stock options granted to consultants is recorded as an expense in the period the options are vested. Stock options granted to consultants are accounted for using the fair value method. Stock options granted to employees and directors are reported on a pro-forma basis and are not included in the current loss.

  Consolidated Financial Statements for the Fiscal Year ended December 31, 2002

  Reference is made to the audited Consolidated Financial Statements of Queenstake Resources Ltd. for the years ended December 31, 2002, 2001 and 2000 upon which the following discussion is based.

  Overview

  The significant accounting events of 2002 comprised (1) the early conversion of the convertible secured note on January 15, 2002 (2) the disposal of the Company's minority interest in the Taparko Joint Venture for $1,200,000 (3) the Company's $785,445 management fees earned as operator of the Magistral Joint Venture (the 'MJV") (4) the exercise of stock purchase warrants for cash proceeds of $1,588,880 and subsequent to year end (5) receipt of $1,581,520 gross proceeds pursuant to a private placement of Shares and Share purchase warrants in January 2003.

  (1)    Early conversion of Convertible Secured Note

  On January 15, 2002, the Company agreed with the holder of the Company's convertible note that in exchange for its immediate conversion Queenstake would seek regulatory approval to adjust the conversion price to $0.10 per share from $0.18 per share. The Toronto Stock Exchange approved the modification and the holder was issued 9,687,830 Shares and 1,779,864 Share purchase warrants at the original exercise price.

  On January 31, 2002, the debt component of the convertible note in the amount of $864,450 and the equity component of the convertible unsecured note in the amount of $163,953 was transferred to share capital, and an additional non-cash amount of $680,000 was charged to operations with a corresponding increase in share capital in accordance with the pronouncement of the Canadian Institute of Chartered Accountants, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. This non-cash charge to earnings represents the value of the additional shares issued to induce the early conversion of the debt.

  (2)     Sale of minority interest in the Taparko Joint Venture

  In February 2001 Queenstake completed the acquisition of Incanore Gold Mines Ltd. and its mineral projects in Burkina Faso, of which the most significant asset was an 18.5% interest in the Taparko project. The majority partner, High River Gold Mines Ltd., had an option to purchase the Company's interest for $1.4 million until February 26, 2004. On July 15, 2002, the Company accepted a discounted price of $1.2 million rather than $1.4 million on February 26, 2004.

  (3)    Management fees as operator of the Magistral Joint Venture

  The Company is operator of the MJV and as such receives U.S.$50,000 per month management fees. It recorded $785,445 (U.S.$500,000) as income in 2002, of which $315,920 (U.S.$200,000) was included as an accounts receivable at December 31, 2002.

  (4)    Stock purchase warrants exercised

  During 2002 the Company issued 8,732,591 Shares and received $1,588,880 proceeds pursuant to the exercise of stock purchase warrants.

  (5)    January 2003 non-brokered private placement

  On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing announced December 20, 2002 the Company issued a total of 6,589,667 Shares and 6,589,667 Share purchase warrants for gross proceeds of $1,581,520. The first tranche of 5,060,000 Share purchase warrant entitles the holder to purchase one Share at an exercise price of $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 30, 2004. The Company paid a total cash finders' fee of $126,522 and issued 506,000 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 15, 2004 and 152,967 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 30, 2004.

  (6)    February 2003 MJV's second tranche gold note triggered

  On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the MJV owed U.S.$250,000 Gold Note. The Company will be entitled to recover the cash equivalent from the MJV from future MJV cash flows and this amount will increase the carrying value of the Company's long-term investment in the MJV. U.S. Generally Accepted Accounting Principles

  See Note 15 to the Consolidated Financial Statements for the differences between Canadian and United States generally accepted accounting principles as applicable to the Company's operations. Significant differences include:

  a)     U.S. GAAP requires that mineral property costs that are deferred under Canadian GAAP be expensed until there is substantial evidence of the existence of a mineable ore deposit that can be commercially exploited by the Company.

  b)     Under U.S. GAAP, the convertible note issued in 2000 and the convertible note assumed as part of the Santa Cruz acquisition are recorded entirely as debt with no portion segregated into an equity component. Under Canadian GAAP both convertible notes have been segregated into their liability and equity components measured at their respective fair values at the date the convertible notes were issued or assumed (Note 8 Consolidated Financial Statements).

  c)     Until January 1, 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements. Commencing January 1, 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment. Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method. The Company has elected to continue to measure compensation cost for employees under Accounting Principles Board ("APB") Opinion No. 25, including interpretations provided in Interpretation ("FIN") No. 44. Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options. Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

  d)     Under U.S. GAAP, investments held for re-sale are recorded at market value. The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income. Once the investment is sold, the comprehensive income for that investment is cleared out to income. Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market. There is no comprehensive income category in Canada. The comprehensive income under U.S. GAAP for 2002 relates to the investment in Monterrico Metals PLC (Note 5(b)).

  Critical Accounting Policies

  Use of estimates
  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other disclosures at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting periods. Actual results may differ from those estimates.

  Accounting for the Magistral Joint Venture ("MJV")
  The Company owns an 85% interest in Pangea Resources Inc. ("Pangea"). Pangea's 50% interest in the MJV, the 100% owner of Compania Minera Pangea S.A. de C.V. (Mexico, which owns the Magistral Property and 100% of the shares of Oro de Sotula S.A. de C.V., is carried on the cost basis, as a long-term investment and the accounts of the MJV are excluded from the consolidated financial statements.

  The equity method of accounting for the Company's long-term investments is utilized when significant influence exists without control or when joint control of the investment exists. In the case of the MJV, the cost method has been applied as the Company has no significant influence over the joint venture.

  The Company reviews the carrying values of its long term investments on a regular basis by reference to, amongst other things, the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a long term investment exceeds its estimated net recoverable amount, provision is made for the decline in value.

  Resource properties and deferred expenditures
  The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties are capitalized. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on estimated proven and probable recoverable reserves. The net costs related to abandoned properties are charged to earnings.

  The Company reviews the carrying values of its mineral properties and equipment on a regular basis by reference to, amongst other things, the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

  During the year ended December 31, 2000, the Company adopted the requirements of AcG-11 issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

  Environmental Expenditures
  The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

  No provision has been made in the accounts of the MJV for future removal and site restoration costs as the ultimate liability is not reasonably determinable at this time.

  Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001

  Management fees totaled $785,445 (U.S.$500,000) in this first year of being operator of the MJV. Interest income was $129,041 for the year 2002 and included $128,281 (U.S.$81,211) accrued but not yet collected interest on a $1,816,951 working capital loan made to the MJV. Interest income for the year of 2001 was $31,330 for the year of 2001 consisted principally of interest income on surplus cash. Queenstake's cash balance at December 31, 2002 was $177,692 compared to $354,795 at December 31, 2001.

  General and administrative expenses for the year of 2002 increased to $1,416,766 from $675,096 for the year of 2001. The $741,670 increase was anticipated as the additional administrative and accounting staff were hired to support the increase in the Company's activities as operator of the MJV and as it intensified its search for another near-term cash flow producing asset to purchase. The increase in consulting fees and salaries was $452,167 or 61% of the increase and is explained in part by the hiring of a controller and full time secretary for the Denver office. In 2001 there were $134,943 of salaries paid to Chris Davie and Dusty Nicol that were capitalized to the Magistral property prior to the MJV. In 2002 all of the salaries paid to Mr. Davie and Mr. Nicol were expensed. Office expenses increased by $52,896 over half of which was an increase in telephone long-distance charges and the remainder a reflection of the increased number of employees. Shareholder information and transfer agent fees increased by $78,794 or 85% a reflection of increased exposure for the Company by way of a sponsored research report with distribution by Loeb Aron & Company in London and increased advertising in industry periodicals and web site. Travel and conference attendance increased by $174,157 as the Company attended investment conference in 2002 in New York, New Orleans, Vancouver, Calgary, Toronto and San Francisco as well as visiting a number of institutional investors to increase the Company's profile in the investment community.

  Corporate development expense in 2002 was about the same in both years. This category includes the internal allocation of officers' salaries based on time spent on this activity as well as direct travel costs, and the cost of outside consultants' time and travel relating to new acquisitions. The first quarter of 2003 will see a significant increase as the costs of due diligence for the Jerritt Canyon acquisition are reported.

  See Note 7 to the Consolidated Financial Statements for a full discussion of the $679,634 non-cash loss on early conversion of debt. The write down of mineral properties and equipment in the amount of $298,161 relates to the sale of the Company's interest in the Taparko joint venture and is the difference between the $1,400,000 worth of shares issued in 2001 for the acquisition and the sale for cash of the 18.5% interest in Taparko for cash of $1,200,000 in 2002 plus $98,161 costs deferred against the asset in 2001.

  The 15% non-controlling interest in Pangea Resources Inc. share of income of $23,486 relates to the interest earned by the Company's 85% owned subsidiary on the operating loan made by it to the MJV and a gain on foreign exchange.

  Fiscal year ended December 31, 2001 compared to fiscal year ended December 31, 2000

  Interest income was $31,330 for the year of 2001 compared to $39,002 for the year of 2000 and consisted principally of interest income on surplus cash. Queenstake's cash balance at December 31, 2001 was $354,795 compared to $2,330,674 at December 31, 2000. Other income in 2001 of $18,481 included a one time recovery of $12,678 realized on the sale of 657,000 shares of E.T.C. Industries Ltd., being all the shares received by the Company as settlement of debt in 2000 and not recorded as income until realized in 2001. Other income in 2000 included $29,708 of one-time capital tax refunds in British Columbia for Queenstake and in Ontario for the former Santa Cruz Gold Inc. that were a result of the continuance of both corporations to the Yukon Territory prior to amalgamating in 1999.

  General and administrative expenses for the year of 2001 decreased to $675,096 from $839,612 for the year of 2000. The $164,516 decrease was primarily attributed to a reduction in staffing and office costs in the Canadian office, and a significant reduction in corporate investor relations' related travel.

  Corporate development expense in 2001 was reduced by about 17% to $106,649 from $128,794 in 2000. This category includes the internal allocation of officers' salaries based on time spent on this activity as well as direct travel costs, and the cost of outside consultants' time and travel relating to new acquisitions. The reduction was caused primarily by a greater portion of management's time spent on financing the Magistral Joint Venture, and less time and travel on corporate development.

  Current exploration of $77,750 in 2001 compared to $97,017 in 2000 was the Company's cost of administering and maintaining exploration properties in Burkina Faso, Peru and Mexico during the 2001 year. Deferred costs of $506,458 incurred prior to August 31, 2001 for development on the Magistral property were capitalized. During the year ended December 31, 2001 a loss on dilution of $4.6 million was charged to operations and the remaining Company's interest in the Magistral property was reclassified from Resource Properties to Long-Term Investments. A Non-Controlling Interest was recorded on the consolidated balance sheets representing the 15% interest in Pangea that is owned by Midwest. See the discussion in Overview - Item 4 and Note 6 (1) to the Consolidated Financial Statements.

  The 2001, $33,750 non-recurring gain on disposition of its subsidiary is described in Overview - Item 3 and Note 4 (b) to the Consolidated Financial Statements.

  Interest expense includes cash and non-cash interest relating to the Convertible unsecured note totaling $180,374 in 2001 - $11,921 was paid in cash, $90,000 was paid by the issue of 1,000,000 shares in August 2001 (including the previous years accrued liability of $29,605) $48,438 was included as a current liability at December 31, 2001 and $59,620 was the non-cash accounting accretion of the liability portion of the note. The unsecured convertible note with a face value of $968,783 that matured on September 15, 2003 was fully extinguished effective January 15, 2002. See the discussion in Overview - item 4 and Note 7 to the Consolidated Financial Statements.

  Fiscal year ended December 31, 2000 compared to fiscal year ended December 31, 1999

  Interest income was $39,002 for the year of 2000 compared to $301,357 for the year of 1999. The reduction of $262,355 was the combined result of the reduced interest rates, a lower average cash balance on hand during the 2000 year and penalties to interest caused by the early redemption of some of the money market instruments in which the Company had invested its surplus cash balances. Queenstake's cash balance at December 31, 2000 was $2,330,674, which included $1,286,577 of private placement proceeds received in late December, compared to $2,899,422 at December 31, 1999. Other income in 2000 included $29,708 of one-time capital tax refunds in British Columbia for Queenstake and in Ontario for the former Santa Cruz Gold Inc. that were a result of the continuance of both corporations to the Yukon Territory prior to amalgamating in 1999.

  Current exploration of $97,017 (compared to $1,111,109 in 1999) was the Company's cost of administering and maintaining exploration properties in Peru and Mexico during the 2000 year. Deferred costs of $1,533,136 for exploration, maintenance and the feasibility study on the Magistral property were capitalized.

  The annual review of mineral property and equipment carrying values compared to estimated net realizable values resulted in a $56,171 write down of equipment in 2000 in addition to losses on sales of equipment in 2000 of $7,317. By comparison the Company wrote down $3,806,440 of mineral properties in 1999 and recorded a net loss on sale of equipment of $19,599.

  General and administrative expenses for the year of 2000 decreased to $839,612 from $1,396,530 for the year of 1999. The $556,918 decrease was primarily attributed to the non-recurring costs in 1999 relating to the termination settlement with the former Chief Operating Officer and post-amalgamation costs relating to the closure of the Toronto office of Santa Cruz.

  Corporate development expense in 2000 of $128,794 compared to $193,694 in 1999 and included the internal allocation of officers' salaries based on time spent on this activity as well as direct travel costs, and the cost of outside consulting time and travel relating to new acquisitions.

  Interest expense both accreted, accrued and paid totaled $106,015 for 2000. Interest of $61,691 was paid to D.H. Blattner & Sons Inc. ("Blattner") in relation to the note assumed by the Company with the amalgamation of Santa Cruz. Principal payments of $329,480 were paid in 2000 and $737,577 were paid in 1999. At December 31, 2000 the Company owed Blattner $974,675 (U.S.$650,000) which was settled on February 27, 2001 for approximately $487,338 (U.S.$325,000) and the conversion to 414,000 shares of the Company.

  On September 14, 2000, the Company issued an unsecured convertible 12% interest bearing note with a face value of $968,783 that matures on September 15, 2003. Interest expense of $29,605 was accrued at December 31, 2000.

  B.     Liquidity and Capital Resources

  Historically, Queenstake's capital needs have been met through sales of equity securities.

  Queenstake's activities in 2002 as operator of the Magistral Joint Venture completed construction and commissioning of the Magistral gold mine in Sinaloa Mexico, where commercial production has begun on January 1, 2003 and continued to investigate and negotiate potential acquisitions culminating in an Asset Purchase and Sale agreement on February 27, 2003 (the "Agreement') to acquire the assets of the Jerritt Canyon joint venture. On April 8, 2003 the Company terminated the Agreement. On June 30, 2003 the Company completed a second attempt and acquired the JC Mine.

  It is expected that cash flow from production from the JC Mine and operator fees from the MJV, if any, will be sufficient to fund the Company's activities for the next twelve months. If the cash flow from production and operator fees are not sufficient there can be no assurance that equity financing will be available to Queenstake on favorable terms or at all. Queenstake is subject to various risks and uncertainties, most of which are inherent to conducting mineral exploration and development activities. Foreign investments are subject to taxation as imposed at various levels within each country, capital investments and repatriation limitations, and the effects of changes in foreign currency rates. Environmental laws imposed presently or in the future may also result in additional costs of conducting mineral exploration or mining activities. Amounts recorded by Queenstake as long-term investments are dependent upon future profitable operations of the underlying mineral properties.

  Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of the JC Mine, the Magistral project's profitable production, the price of gold and the ability of the Company to successfully expand and prolong the life of its current mineral reserves.

  Three months ended March 31, 2003 compared with the three months ended March 31, 2002

  The Company used a total of $808,363 cash in the three month period ending March 31, 2003, net of accrued revenues of $310,503:  $693,355 to fund operations, $109,021 to fund non-cash working capital and $5,987 to purchase office furniture and equipment. The Company issued a total of 7,814,198 shares in the three month period of which $1,372,167 was for cash and $382,250 for deemed proceeds to be recovered from the Magistral Joint Venture in the future.  Queenstake's cash balance at March 31, 2003 was $741,496 and represents unrestricted corporate cash.  As previously stated these financial statements do not include the accounts of the Magistral Joint Venture.

  Three months ended March 31, 2002 compared with the three months ended March 31, 2001

  The Company used a total of $124,729 cash in the three month period ending March 31, 2002, net of revenues of $239,467:  $98,543 to fund operations, $4,364 the cash costs to issue shares to settle liabilities and $21,822 to upgrade the Denver office computer equipment for its four personnel.  The Company issued a total of 10,211,660 shares to the holder of the convertible secured note in full settlement of that note and accrued interest to settlement date.  The face value of the note was $968,783 and would have matured on September 15, 2003.  Queenstake's cash balance at March 31, 2002 was $239,115 and represents unrestricted corporate cash.

  Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001

  At December 31, 2002 the Company's current assets totaled $2,628,667 compared to $435,546 at December 31, 2001.  Within current assets, accounts receivable increased to $634,024 from $80,751.  In 2002 current assets included $315,920 (U.S.$200,000) of accrued but unpaid management fees from the MJV, $128,281 (U.S.$81,211) accrued but unpaid interest income on the working capital loans made by the Company to the MJV and $96,620 (U.S.$61,167) of eligible expenses recoverable from the MJV as well as $93,203 (compared to $80,751 in 2001) of combined recoverable value added taxes (Canada and Mexico), accrued interest income and employee advances   The Company loaned $1,816,951 (U.S.$1,150,000 at 18% interest per annum) to the MJV and the MJV partner loaned the same.  The Company expects to be repaid this operating loan in the first half of 2003 by the MJV either through cash flow from production or the MJV's replacement of the working capital facility with outside lenders.

  The Company's investment in the MJV increased by $431,876 comprised of reallocating the investment in Oro de Sotula S.A. de C.V.of $197,034 from a resource property in the Company's balance sheet to the balance sheet of the MJV and the Company's long term investment in that entity.  The remainder of the increase of $234,842 was the non-cash increase for the issuance of shares of the Company in satisfaction of the trigger to the MJV of the first U.S.$150,000 tranche of the MJV's liabilities to Campbell Resources Inc. The Company will recover the cash equivalent from cash flow of the MJV in the future.

  Total liabilities decreased from $1,583,537 to $720,565 as at December 31, 2002 compared to December 31, 2001.  The primary component of the $862,972 decrease was the conversion of the $864,450 convertible unsecured note into 9,687,830 Shares discussed below.

  Share capital as at December 31, 2002 was $55,414,258 up from $51,728,011 as at December 31, 2001.  The increase was caused by the issuance of a total of 19,981,751 of Queenstake Shares for cash and non-cash proceeds of $3,686,247 consisting of:

  (a)

  On January 15, 2002, the Company agreed with the holder of the Company's convertible note that in exchange for its immediate conversion the Company would seek regulatory approval to adjust the conversion price to $0.10 per share from $0.18 per share.  The Toronto Stock Exchange approved the modification and the holder was issued 9,687,830 Shares and 1,779,864 Share purchase warrants.  The exercise price and term of each warrant was unchanged from the original conversion terms of $0.18 per warrant until September 13, 2002 and $0.207 per warrant until expiry on September 15, 2003.  This transaction left the Company debt free.

  On January 31, 2002, the debt component of the convertible note in the amount of $864,450 and the equity component of the convertible unsecured note in the amount of $163,953 was transferred to share capital, and an additional non-cash amount of $680,000 was charged to operations with a corresponding increase in share capital in accordance with the pronouncement of the Canadian Institute of Chartered Accountants, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion.  This non-cash charge to earnings represents the value of the additional shares issued to induce the early conversion of the debt.

  (b)

  Accrued interest on the convertible note from August 1, 2001 to the deemed conversion date of January 15, 2002 amounted to $53,283 ($48,437 accrued as a liability at December 31, 2001), and the holder was issued 532,830 Shares in satisfaction thereof.

  (c)

  On September 9, 2002, the first U.S.$150,000 tranche of the MJV's Gold Note was triggered and the Company elected to satisfy the MJV obligation by the issuance of 978,500 Shares of the Company to Campbell on behalf of the MJV

  (d)

  Incentive stock options were exercised in the year and 50,000 Shares were issued for proceeds of $5,000

  (e)

  Stock purchase warrants were exercised in the year and 8,732,591 Shares were issued for proceeds of $1,588,880.

  Queenstake's working capital at December 31, 2002 was $2,523,072.

  Fiscal year ended December 31, 2001 compared to fiscal year ended December 31, 2000

  At December 31, 2001 the Company's current assets totaled $435,546 compared to $2,465,384 at December 31, 2001.  The decrease was primarily attributed to the funding of operations, repayment of debt and funding Magistral prior to entering into the Magistral Joint Venture.  During the same period total liabilities decreased from $2,015,764 to $991,962 (excluding the non-controlling interest from liabilities).

  At December 31, 2001, the decrease in assets caused by the dilution of the Company's interest in the Magistral property was offset by the acquisition of the Taparko mineral property.

  Share capital as at December 31, 2001 was $51,728,011, up from $49,829,265 as at December 31, 2000.  The increase was caused by the issuance of a total of 9,014,000 of Queenstake Shares for non-cash proceeds of $1,898,746 consisting of:

  (a)

  7,600,000 Queenstake Shares issued effective February 23, 2001, pursuant to a share exchange agreement, where Queenstake Resources Ltd. purchased all of the outstanding shares of Incanore Gold Mines Ltd., a private Canadian company.  The Company's shareholders approved this acquisition at a special meeting held on December 15, 2000;

  (b)

  414,000 Queenstake Shares issued effective February 27, 2001 pursuant to the exercise of D. H. Blattner & Son's conversion rights on its matured convertible secured note;

  (c)

  1,000,000 Queenstake Shares issued in August 2001 in satisfaction of a portion of interest accrued on the convertible unsecured note to July 31, 2001.

  Queenstake's working capital at December 31, 2001 was $308,034, of which $48,437 of current liabilities was paid by the issuance of shares in January 2002.

  C.  Research and Development, Patents and Licenses, etc.

  The Company is a gold mining company and the information required by this section is not applicable.

  D.  Trend Information

  The Company is a gold mining company and the information required by this section is not applicable.

  ITEM 6      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.

  Directors and Senior Management

  The names, municipality of residence, position(s) with the Company and principal occupation(s) of the directors and officers of the Company as of June 30, 2003 follows, including, in the case of directors, any other reporting companies they are a director of. There is no family relationship between any Director or Executive Officer and any other Director or Executive Officer.

  Christopher Davie

  Christopher Davie is the President and Chief Executive Officer and a Director of the Company who resides in Denver, Colorado, U.S.A. After graduating from Camborne School of Mines, as a mining engineer and metallurgist, Mr. Davie amassed over thirty years experience in the mining industry.  While part of the Castle Group, Mr. Davie was a member of the management team of the Emerging Markets Gold Fund. He assessed for investment numerous exploration properties on all continents, structured investment transactions and negotiated investment terms. He became president of Castle Exploration Inc. when it evolved from Castle Group, responsible for the overall direction and vision of the company, structuring and negotiating deals and raising equity financing.  Mr. Davie became President of Santa Cruz in late 1998 prior to restructuring it and negotiating and closing the amalgamation of Santa Cruz with Queenstake.

  Dorian (Dusty) Nicol

  Dorian (Dusty) Nicol is the Vice President Exploration and a Director of the Company who resides in Denver, Colorado, U.S.A.  Mr. Nicol holds a Masters Degree in Geology from Indiana University (1980) and a B.Sc. in Earth Science from the Massachusetts Institute of Technology (1976). He is fluent in English, Spanish, Portuguese and French. He is a member of the Society of Mining Engineers, a fellow of the Society of Economic Geologists and a former Trustee of the Northwest Mining Association.  Mr. Nicol was Vice President of Castle Exploration Inc., then Vice President of Santa Cruz in late 1998 prior to its amalgamation in July 1999 with Queenstake.

  Doris Meyer

  Corporate Secretary of Queenstake, May 1993 to present; Vice President Finance of Queenstake, May 1987 to present.  President and 70% owner of Golden Oak Corporate Services Ltd., a private British Columbia company that provides corporate and financial services to public mining companies

  James Mancuso

  James Mancuso is the Non-Executive Chairman and a Director of the Company who resides in Aurora, Colorado, U.S.A. He completed his B.A. Geology at Carleton College, Northfield, Minnesota in 1953 and his M.S. Geology and Mining Engineering at South Dakota School of Mines, Rapid City, South Dakota in 1955. Until 1992, Mr. Mancuso was President of the Chevron Minerals Business Unit. From 1985 to 1990, Mr. Mancuso was Vice President, Exploration for Chevron Resources Company.  From November 1, 1995 to July 19, 1999 Mr. Mancuso was Chief Executive Officer of the Company.  Mr. Mancuso is Chairman and Director of Monterrico Metals PLC June 2001 to present.

  Gordon Gutrath

  Gordon Gutrath is a Director of the Company who resides in Vancouver, B.C., Canada.  Mr. Gutrath graduated from the University of British Columbia in 1960 as a geologist, B.Sc. and he is a Professional Engineer registered in the Province of British Columbia.  After 20 years, serving as President, Chairman and founder of Queenstake Resources Ltd., he retired to pursue personal interests in 1997. On May 20, 1999, the Company's Board of Directors welcomed him back as a Director. Mr. Gutrath has been a Director of Golden Queen Mining Co. since 1988.

  Hugh Mogensen (2)

  Mr. Mogensen is a Director of the Company who resides in Saanichton, B.C., Canada.  He is a Professional Geologist (Alberta 1956).  Mr. Mogensen has operated his own private natural resources investment company for the last five years and more, and is a Director of several public natural resource companies.

  Grant Edey (2)

  Grant Edey is a Director of the Company who resides in Oakville, Ontario, Canada.  Mr. Edey received a B.Sc. in Mining Engineering from Queen's University in 1971 and an MBA from the University of Western Ontario in 1975.  Mr. Edey is the Vice President and Chief Financial Officer of IAMGOLD Corporation, January 7, 2003 to present; Vice President, Finance of Repadre Capital Corporation January 5, 1996 to January 7, 2003 and he was a Director of Santa Cruz Gold Inc. July 15, 1997 to July 19, 1999.

  Peter Bojtos (2)

  Peter Bojtos is a Director of the Company who resides in Lakewood, Colorado, U.S.A.  Mr. Bojtos graduated from the University of Leicester, England in 1972 and is a Professional Engineer registered in the Province of Ontario, with over 30 years of worldwide experience in the mining industry.  Mr. Bojtos has been a Vice President and Director of Fischer-Watt Gold Company Inc. since 1996 and he serves as an independent Director of several public mining companies.

  (1) Information as to municipality of residence and principal occupation has been furnished by the respective individuals.

  (2)  Members of the Audit Committee

  (3) Information as to connection to other reporting companies has been provided by the individuals concerned.

  B.

  Compensation

  The Company currently has three paid executive officers.  During the year ended December 31, 2002 the Company paid, in salary, fees and health and life insurance premiums, in all capacities:

Executive Officer and/or Director	Salary or fees	Health and Life Insurance premiums	Securities under option granted at an exercise price of Cdn $0.315 and a 5 year term expiring June 2, 2007
Christopher Davie, President and Chief Executive Officer	U.S.$120,000	U.S.$ 17,707	500,000
Dorian Nicol, Vice President Exploration	U.S.$99,000	U.S.$13,665	500,000
Doris Meyer (1) Vice President Finance and Corporate Secretary	Cdn. $91,797	Cdn $6,153	450,000
James Mancuso, Non-Executive Chairman, Director	Nil	Nil	200,000
Gordon Gutrath, Director	Nil	Nil	200,000
Hugh Mogensen, Director	Nil	Nil	200,000
Grant Edey, Director	Nil	Nil	200,000
Peter Bojtos, Director	Nil	Nil	250,000

  (1)

  paid to Golden Oak Corporate Services Ltd., a private British Columbia company owned 70% by Doris Meyer, the Company's Vice President, Finance.

  During the year ended December 31, 2002 no direct remuneration was paid to any of the directors of the Company in their capacity as such.  No funds were set aside or accrued by the Company during the year ended December 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

  Stock Option Plan

  The Company has two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The Company's Incentive Share Option Plan dated May 17, 1995, as previously amended on May 14, 1997, June 24, 1999 and May 30, 2002 (the "1995 Plan") is the only active incentive stock option plan.  A maximum of 5,800,000 five-year options may be granted under the 1995 Plan at market value on the day before granting.  One half of any options granted are exercisable immediately and the remainder one year later.   At December 31, 2002, there were 379,838 options available for granting under the 1995 Plan.

  The Company's shareholders approved a resolution at the Annual General and Special Meeting of Shareholders held on June 5, 2003 to amend Queenstake's 1995 Plan to increase the number of Shares that may be reserved for issuance under the 1995 Plan from 5,800,000 Shares to 7,600,000 Shares an amount that approximates 10% of the currently issued and outstanding shares of the Company.

  C.

  Board Practices

  Directors were elected at the last Annual General Meeting of the Company held on June 5, 2003 and shall serve until the next Annual General Meeting, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the Board.

  The Company's Audit Committee is made up of three unrelated directors, thereby meeting the requirements of applicable corporate legislation, being Hugh Mogensen, Peter Bojtos and Grant Edey.  The mandate of the Audit Committee is to review the Company's financial statements and certain other legally required financial documents before they are approved by the Board.  In so doing, the Committee meets independently with the Company's Auditors to review the adequacy of the Company's systems and procedures of internal control and to review the nature and scope of the annual audit.

Directors	Director or Officer of the Company since
Christopher Davie, President and Chief Executive Officer	July 19, 1999
Dorian (Dusty) Nicol, Vice President Exploration	July 19, 1999
James Mancuso	November 1, 1995
Gordon Gutrath	May 20, 1999
Hugh Mogensen	January 17, 1992
Grant Edey	July 19, 1999
Peter Bojtos	June 16, 2000

  Termination of Employment, Change of Responsibilities and Employment Contracts

  The Company entered into an employment contract with Christopher Davie on April 1, 2002 pursuant to which the Company agreed to pay Mr. Davie his annual salary of US$120,000 per year, plus benefits.  If the Company terminates the agreement without cause then within 30 days Mr. Davie shall be paid one and one half times his annual salary and an amount equal to six months of Mr. Davie's group health insurance premium.  If the agreement is terminated by either the Company or Mr. Davie within 90 days of a change of control Mr. Davie would be entitled to one year's salary in a lump sum within thirty days.

  The Company entered into an employment contract with Dorian (Dusty) Nicol on April 1, 2002 pursuant to which the Company agreed to pay Mr. Nicol his annual salary of US$100,000 per year, plus benefits.  If the Company terminates the agreement without cause then within 30 days Mr. Nicol shall be paid one and one half times his annual salary and an amount equal to six months of Mr. Nicol's group health insurance premium.  If the agreement is terminated by either the Company or Mr. Nicol within 90 days of a change of control Mr. Nicol would be entitled to one year's salary in a lump sum within thirty days.

  .

  The Company and Doris Meyer and her 70% owned company, Golden Oak Corporate Services Ltd. ("Golden Oak") operate under a contract service agreement to which the Company agreed to pay Golden Oak an annual service fee of C$100,000 plus benefits to Ms. Meyer.  Either party may terminate the agreement with 90 days notice.

  Compensation of Directors

  Each Director is granted stock options of the Company commensurate with his involvement and activity in the Company.  No director's fee or other compensation for serving as a director is paid.

  D.

  Employees

  On December 31, 2002 the Company had 5 employees who worked out of the Company's Denver office, including the President and Vice President Exploration.  The Company's Vice President Finance was under contract in New Westminster, Canada.  The General Manager, Magistral and all Mexican personnel are paid by the Magistral Joint Venture discussed in Item 4.

  On June 30, 2003 effective with the Company's acquisition of the Jerritt Canyon mine, Queenstake Resources U.S.A., Inc., a wholly owned subsidiary of the Company, became the employer of 411 people at the Jerritt Canyon mine.  The employees will remain non-union and the Company will continue to provide them with the benefits they had while employed by the previous owners of the mine, including most significantly medical insurance coverage and 401K participation.  The record of past safety practices and resulting lost-time accident records have been good.

  On December 31, 2001 the Company had 6 employees of whom 2 worked out of the Company's Denver office, including the President and Vice President Exploration, one administrator worked out of the Company's Mexican office and 2 watchmen lived at the Magistral, Mexico site and the Company's Vice President Finance was under contract in New Westminster, Canada.  The General Manager, Magistral and all Mexican personnel will be paid by the Magistral Joint Venture discussed in Item 4.

  On December 31, 2000 the Company had 7 employees of whom 3 worked out of the Company's Denver office, including the President and Vice President Exploration, one administrator worked out of the Company's Mexican office and 2 watchmen lived at the Magistral, Mexico site and the Company's Vice President Finance was under contract in New Westminster, Canada.

As at December 31,	2002	2001	2000
Denver operating office	4	2	3
Vancouver corporate office	1	1	1
Mexico office	-	3	3
Total	5	6	7

  E.

  Share Ownership

  The following table sets for the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares held at June 30, 2003	Number of Options outstanding at June 30, 2003	Exercise Price	Expiry Date
Christopher Davie	287,481	500,000 200,000 50,000 100,000	$0.315 $0.25 $0.155 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 December 18, 2006
Grant Edey	1,955	200,000 50,000 50,000 15,525 50,000	$0.315 $0.25 $0.155 $3.86 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 September 25, 2005 December 18, 2006
Gordon Gutrath	351,933	200,000 50,000 50,000 50,000	$0.315 $0.25 $0.155 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 December 18, 2006
James Mancuso	557,823	200,000 50,000 50,000 50,000	$0.315 $0.25 $0.155 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 December 18, 2006
Peter Bojtos	8,000	250,000 50,000 50,000	$0.315 $0.155 $0.09	June 2, 2007 June 16, 2005 December 18, 2006
Hugh Mogensen	539,944	200,000 50,000 50,000 50,000	$0.315 $0.25 $0.155 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 December 18, 2006
Dorian (Dusty) Nicol	26,754	500,000 150,000 50,000 100,000	$0.315 $0.25 $0.155 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 December 18, 2006
Doris Meyer	34,612	450,000 100,000 50,000 100,000	$0.315 $0.25 $0.155 $0.09	June 2, 2007 September 17, 2004 June 16, 2005 December 18, 2006

  ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A.

  Major Shareholders

  The following table sets forth the share ownership of those persons holding greater than 5% of the Company's Shares held by such persons:

Name	Number of Shares held at June 30, 2003	Percentage of Shares outstanding at June 30, 2003
Canadian Imperial Bank of Commerce	8,771,824	11%
Landon Clay	20,278,939	25%
CEDE & Co.	11,261,432	14%
CDS & Co.	42,101,634	51%

  The Canadian Imperial Bank of Commerce acquired 5,405,405 Shares by private placement in December 2000.  It acquired an additional 3,155,308 Shares on February 26, 2001 in exchange for its portion of the shares owned of Incanore Gold Mines Ltd and an additional 211,111 Shares from Incanore Resources Ltd. in a private arrangement with them.

  Landon Clay owned 178,365 Shares and he acquired 3,550,025 Shares and 3,550,025 Share purchase warrants by private placement in two closings in September and December 2000. In September 2000, the Company issued a three year convertible note to Landon Clay for proceeds of $968,683 convertible into up to 5,382,128 units of the Company with each unit comprised one Share and one Share purchase warrant.  On January 15, 2002 Mr. Clay agreed to an immediate conversion of the entire balance of the note if the Company would seek regulatory approval to adjust the conversion price to $0.10 per share from $0.18 per share.  The Toronto Stock Exchange approved the modification and on January 31, 2002 Mr. Clay was issued 9,687,830 Shares and 1,779,864 Share purchase warrants.  Mr. Clay was issued 1,000,000 Shares in 2001 and 532,830 Shares in 2002 for accrued interest on the note prior to conversion.  In September 2002 Mr. Clay exercised 5,329,889 Share purchase warrants and was issued 5,329,889 Shares.

  The Company's major shareholders do not have different voting rights.

  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

  As at June 30, 2003 there were 82,298,243 Shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1, as at such date there were 777 registered holders of the Company's Shares resident in the United States, holding an aggregate 33,075,702 Shares.  This number represents approximately 40% of the total issued and outstanding Shares of the Company as at June 30, 2003.

  B.

  Related Party Transactions

  There were no material transactions in the fiscal year ended December 31, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

  a.

  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

  b.

  associates;

  c.

  individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individual's family;

  d.

  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individual's families;

  e.

  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

  C.

  Interests of Experts and Counsel

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  ITEM 8     FINANCIAL INFORMATION

  A.

  Consolidated Statements and Other Financial Information

  This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2002 which contain an Audit Report dated April 18, 2003, Balance Sheets as at December 31, 2002 and 2001, Statements of Loss and Deficit for the Fiscal Years ended December 31, 2002, 2001 and 2000, Statements of Cash Flows for the Fiscal Years ended December 31, 2002, 2001 and 2000 and Notes to the Financial Statements.

  This Annual Report contains the unaudited financial statements for the three month period ended March 31, 2003 and the three months ended March 31, 2002.

   Legal Proceedings

  There are no legal proceedings against the Company at June 30, 2003.

  Dividends

  The Company intends to invest all available funds to finance the growth of the Company's business and therefore investors cannot expect to receive a dividend on the Company's Shares in the foreseeable future.

   B.

  Significant Changes

  No significant change has occurred since the date of the annual financial statements and notes included in this Annual Report on Form 20F, with the exception of the completion of the acquisition of the Jerritt Canyon mine and its related financing as discussed in Item 4.

  ITEM 9     THE OFFER AND LISTING

  A.

  Offer and Listing Details

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the common shares of the Company on The Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

	High	Low
2003
June	$0.290	$0.205
May	$0.295	$0.180
April	$0.380	$0.175
March	$0.435	$0.350
February	$0.480	$0.280
January	$0.360	$0.285
2002	$0.390	$0.090
Fourth Quarter	$0.330	$0.180
Third Quarter	$0.300	$0.160
Second Quarter	$0.390	$0.220
First Quarter	$0.310	$0.090
2001	$0.140	$0.070
Fourth Quarter	$0.120	$0.070
Third Quarter	$0.125	$0.070
Second Quarter	$0.140	$0.070
First Quarter	$0.110	$0.070
2000	$0.270	$0.060
1999	$0.670	$0.125
1998	$0.890	$0.170

  The closing price of the Company's Shares on The Toronto Stock Exchange on June 30, 2003 was $0.275.

  B.

  Plan of Distribution

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  C.

  Markets

  The Company's Shares have traded on the Toronto Stock Exchange since April 20, 1982 and prior to that the stock traded on the Toronto Venture Exchange (formerly the Vancouver Stock Exchange) from May 1979 until April 19, 1982.

  D.

  Selling Shareholders

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  E.

  Dilution

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  F.

  Expenses of the Issue

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  ITEM 10

  ADDITIONAL INFORMATION

  A.

  Share Capital

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  B.

  Memorandum and Articles of Association

  Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 filed on May 27, 2002.

  C.

  Material Contracts

  The Company has entered into Material Contracts that are other than in the ordinary course of business during the previous two years as follows:

  June 30, 2003, Asset Purchase and Sale Agreement (the "Purchase and Sale Agreement") with certain subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc. ("Meridian") pursuant to which Queenstake acquired their respective 70% and 30% interests in the assets comprising the operating JC Mine.  Assumed with the purchase of the JC Mine are the following additional material contracts:

  •

  Equipment Lease Agreement between Senstar Capital Corporation ("Lessor") and Independence-FMC Jerritt Canyon Joint Venture, dated December 29, 1995 assumed by Queenstake with the purchase of the JC Mine.

  •

  Freeport-McMoRan Inc., now Crescent Technology, Inc., pursuant to that certain Patented Technology Agreement dated March 26, 1990, and that certain Unpatented Technology Agreement dated March 26, 1990.

  •

  Oxygen Plant note to AngloGold (Jerritt Canyon) Corp. dated July 1, 2003.

  •

  Production Payment and Royalty Agreement between AngloGold (Jerritt Canyon) Corp. and AngloGold Mineral Ventures Company and Meridian Jerritt Canyon Corp.

  July 2, 2003 Subscription Receipts issued and sold by the Company on June 26, 2003 for gross proceeds of $21 million were exercised for no additional consideration, the Company issued 105,000,000 Shares and 52,500,000 Share purchase warrants ("Warrant"), and the proceeds were released from escrow.  Each whole Warrant will entitle the holder to purchase one Share at an exercise price of $0.25 until June 25, 2005.

  July 4, 2003 the Company issued 25,000,000 units at $0.20 each on a private placement basis for gross proceeds of $5 million.  The issue was made pursuant to an over-allotment option granted on June 19, 2003 to the Company's Agents, Westwind Partners Inc. and Loewen, Ondaatje, McCutcheon Limited, in connection with the Company's previously completed Subscription Receipt financing.  Each unit comprised one Share and one half a Warrant.  Each whole Warrant will entitle the holder to purchase one Share at an exercise price of $0.25 until June 25, 2005.

  On July 8, 2003 the Company drew down a senior debt financing of US$20 million, bearing interest at U.S. Prime plus 7%, a current effective rate of 11% (the "JC Debt").  The JC Debt is fully secured by all of the JC Mine assets as well as a guarantee of the Company secured by its assets.  The JC Debt is to be repaid, with minimum quarterly payments of US$2.5 million, by June 27, 2005. The lender was paid a 3% set up fee and was issued 37,000,000 Warrants with a five year term and a nominal exercise price of $0.01 per share and 2,000,000 Warrants at an exercise price of $0.25 expiring on July 7, 2005.  The lender also guaranteed the Company's purchase of a series of gold put options by which the Company has effectively established a minimum price of US$330 per ounce for approximately 400,000 ounces of gold production from the JC Mine over the next 24 months.  The Company will pay the cost of the put options out of cash flow as the puts become exercisable.

  Westwind Partners Inc. ("Westwind") acted as financial advisor to Queenstake in connection with the acquisition and JC Debt and acted as lead agent in connection with the equity offerings. In consideration of the services of Westwind, Queenstake issued and paid to Westwind:

  (i)

  1,000,000 share purchase warrants exercisable to purchase 1,000,000 Shares of Queenstake at a price of $0.20 per share until June 11, 2004 as an engagement fee;

  (ii)

  a fee equal to 4% based on the value of the gross proceeds raised under the Debt Financing; and

  (iii)

  a cash commission equal to 6% of the total gross proceeds raised under the Equity Offerings together with broker's warrants entitling Westwind to purchase up to 6% of the number of units sold under the equity offerings for a period of twelve months.

  September 14, 2001 the Company's subsidiary Pangea, owner of 100% of the share capital of Minera Pangea, which in turn owned 100% of the Magistral gold project, entered into a joint venture agreement (the "Magistral Joint Venture" or "MJV") with Midwest, a private Delaware corporation owned by Landon Clay, now a significant (26.8%) shareholder of the Company.  Pangea contributed its beneficial ownership of 100% of the shares of Minera Pangea to an unincorporated joint venture known as the Magistral Joint Venture (or MJV) for the development of the Magistral gold mine in exchange for a 50% interest in the MJV.

  In 2002, the Company loaned the Magistral Joint Venture US$1,150,000 at 18% annual interest (the "Operating Loans") in order to fund completion of construction at the Magistral mine and provide initial required working capital.

  The MJV has effectively assumed through its ownership of Minera Pangea, all of the following agreements:

  •

  On December 31, 2001, on behalf of the MJV, Queenstake notified Campbell Resources Inc. ("Campbell") of its intention to exercise its option acquired on August 31, 2001 to have Minera Pangea purchase the shares of Oro de Sotula S.A. de C.V. ("Oro"), a Mexican subsidiary of Campbell and past operator of the shut-down Santa Gertrudis gold mine in Sonora, Mexico.  The purchase of Oro by Minera Pangea closed on January 31, 2002.  The purchase price of Oro was satisfied by the issuance of two notes totalling US$2 million that are to be paid by the MJV as follows:

  •

  The first US$1 million note (the "Gold Note") is contingently payable in tranches at certain milestone gold prices (US$150,000 at US$310, US$250,000 at US$330 and US$600,000 at US$350 per ounce) that must be reached and sustained for 120 days before December 31, 2005.  On September 9, 2002, the first US$150,000 tranche of the Gold Note was triggered and the Company elected to satisfy the MJV obligation by the issuance of 978,500 Shares to Campbell on behalf on the MJV.  On January 30, 2003, the second tranche of the US$250,000 Gold Note was triggered and the Company elected to satisfy the MJV obligations by the issuance of 1,194,531 Shares to Campbell on behalf of the MJV.  Should the final US$600,000 tranche of the Gold Note be triggered by the gold price reaching and sustaining for 120 days US$350 per ounce prior to December 31, 2005, it may only be paid in cash by the MJV.

  •

  The second US$1,000,000 note, will become payable by the MJV on the earlier of completion of reclamation work at Santa Gertrudis and settlement of all assumed liabilities or January 31, 2005.  The MJV has agreed to cover all  the costs of acquiring Oro, including funding of the assumed liabilities of Oro and the reclamation costs of Santa Gertrudis.  If the aggregate expenditures relating to these liabilities exceed US$2 million, all or a portion of the second US$1 million note will be reduced according to a formula.

  •

  Minera Pangea also bought the right to use, process and exploit the tailings located at the Magistral gold project, from the surface landowners in the area on January 31, 2002 for US$20,000 and a further US$100,000 payable three months after the MJV begins processing of the tailings.

  •

  On January 15, 2002, by making the final instalment of the purchase price of US$185,000, Minera Pangea purchased and eliminated a net smelter return royalty of 1.5% held by a third party on two of the concessions comprising the Magistral gold project.

  •

  IAMGOLD Corporation, through its wholly-owned subsidiary, Repadre International Corporation holds a  net smelter return royalty on gold recovered from the Magistral gold project.  The royalty is calculated at a rate of 1% of net smelter returns on the initial 30,000 ounces of gold production, then at a rate of 3.5% of net smelter returns on the next 350,000 ounces of gold production and thereafter at a rate of 1% of net smelter returns on gold recovered from the Magistral gold project, in perpetuity.

  D.

  Exchange Controls

  Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See "Item 10.E - Taxation".

  There are no limitations under the laws of Canada or Yukon or in the memorandum and articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than Cdn$189 million (in 1999). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

  Subject to the comments contained in the following paragraph regarding WTO investors, investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more; all indirect acquisitions of Canadian businesses with assets between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation). In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

  The Act was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in the shares of the Issuer by or from a WTO investor win be reviewable only if it is an investment to acquire control of the Issuer and the value of the assets of the Issuer is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold is Cdn$184,000,000.

  If any non-Canadian, whether or not a WTO Investor, acquires control of the Issuer by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Issuer is then a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

  For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Issuer is then Cdn$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Issuer is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Issuer and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Issuer forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of Cdn$184,000,000 (in 1999) for a WTO investor or a threshold of Cdn$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

  If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

  The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

  Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

  To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

  Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the Act or the regulations.

  The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

  E.

  Taxation

  Material Canadian Federal Income Tax Consequences

  The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act").  This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada from a fixed base therein if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to June 30, 2002.  It has been assumed that there will be no other relevant amendment of any governing law, although no assurance can be given in this respect.  This summary does not cover any provincial, local and foreign tax consequences (see "United States Income Tax Consequences" below).

  The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention") as amended by the Protocols signed on June 14, 1983, March 28, 1984, March 17, 1995, and July 27, 1997.

  The existing Convention between the United States and Canada essentially calls for taxation of shareholders by the shareholder's country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owned in the country of residence is generally available, subject to limitations.

  Dividends on common shares

  Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada.  The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

  The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

  Disposition of Common Shares

  Under the Tax Act, a taxpayer's taxable capital gain or allowable capital loss from a disposition of a common share of the Company is 50% of the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the common share and reasonable expenses of disposition.  The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

  A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares represent "taxable Canadian property".

  Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the common shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company was owned by the non-resident, persons with whom the non-resident shareholder did not deal at arm's length or the non-resident and such non arms-length persons and in certain other circumstances.

  Where a United States resident realizes a capital gain on a disposition of common shares that constitutes "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

  a.

  the value of the common shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

  b.

  the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares were owned by him when he ceased to be resident in Canada, or

  c.

  the common shares formed part of the business property of a "permanent establishment" or pertained to a fixed based used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

  Material United States Federal Income Tax Consequences

  The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation - "Canadian Federal Income Tax Consequences" above).

  The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time and this does not cover any state, local and foreign tax consequences.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

  U.S. Holders

  As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

  Distribution on Common Shares of the Company

  To the extent that the Company has current or accumulated earnings and profits the amount of gross distributions to a U.S. Holder received with respect to common shares of the Company (including constructive receipt) will be treated as dividend and is includible in gross income of a U.S. Holder for United States federal income tax purposes in the amount equal to the U.S. dollar value of such dividend on the date of receipt (based on the exchange rate on such date) without reduction for any Canadian income tax withheld from such distributions.    Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

  In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

  Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns common shares representing at least 10% or 20%, respectively, of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

  Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of Company's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax for payments made in 2002 and 2003 (29% in 2004 and 2005), unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

  Foreign Tax Credit

  A U.S. Holder who pays (or has withheld form distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

  There are significant and complex limitations which apply to the credit, among which is the general limitation that the maximum credit is roughly equal to the percentage of U.S. tax that equals the U.S. Holder's foreign source taxable income as a percentage of worldwide taxable income.    Complex rules govern classification of various items of income and deductions into foreign and domestic sources.  Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced top federal tax rate for dividends received by individuals to 15% (5% for those whose incomes fall in the 10- or 15% rate brackets). As a result, U.S. Holders who are individuals must reduce foreign source taxable income and worldwide taxable income by the rate differential portion of any dividend income before calculating the proportions that make up the credit limitation. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

  Disposition of Common Shares of the Company

  A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains and loss if the common shares are a capital asset in the hands of a U.S. Holder who is an individual.  The long-term capital holding period is in excess of one year. U.S. Holders who are individuals may carry over net capital loss to be deducted in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

  Eligibility of U.S. Holders who are Individuals for the reduced federal 15% rate on Dividends

  As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003 U.S. Holders who are individuals will pay the top federal 15% tax rate on eligible common stock dividends received from January 1, 2003, through December 31, 2008.  Eligible dividends are the dividends received during the tax year from (i) a domestic corporation, or (ii) a qualified foreign corporation (incorporated in a U.S. possession; traded on a U.S. exchange; or eligible for benefits under a comprehensive income tax treaty).  Dividends paid by foreign corporations that are (i) a foreign investment company (FIC), (ii) a passive foreign investment company (PFIC), or (iii) a foreign personal holding company (FPHC) (as defined below) do not qualify for the reduced 15% federal tax rate.  Also, beginning in 2009 the reduced 15% federal tax rate on dividends for individuals expires and those dividends will be taxed again at a marginal tax rate (35%).

  Other Considerations

  In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

  Foreign Personal Holding Company

  If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding common shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

  Foreign Investment Company

  If 50% or more of the combined voting power or total value of the Company's outstanding common shares are held, directly or indirectly by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(30)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246(b) of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

  Passive Foreign Investment Company

  Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it was not a PFIC for its fiscal years ending December 31, 1992 to 1994.  The Company believes that it was a PFIC for the fiscal years ended December 31, 1995 through to December 31, 2001.  Although it is considered unlikely, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund ("QEF'). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States Federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a controlled foreign corporation (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

  A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

  A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain in the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

  The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his common share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such interest charge would be treated as "personal interest" that is not deductible.

  The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company's first tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

  If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election.  Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company.  Upon the U.S. Holder's reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold  (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such common shares as of the close of the tax year, or (ii) the excess, if any, of (A) the market-to market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to non-electing U.S. Holders, over (B) the mark-to market losses for common shares that were allowed as deductions for prior tax years.  U.S. Holder's adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election.  A mark-to-market election only applies to the taxable year in which the election was made.  A separate election must be made by a U.S. Holder for each subsequent taxable year.  Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

  If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", as specifically defined, by the Company.

  A non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares and all excess distributions over the entire holding period for the Company 's common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

  If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is not longer definitionally a PFIC.  A non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

  Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

  Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as a security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such common shares.

  Controlled Foreign Corporation

  If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" ("CFC") under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of the CFC which is subject to current U.S. tax.  The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. Tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.  This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

  F.

  Dividends and Paying Agents

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  G.

  Statements by Experts

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

  H.

  Documents on Display

  Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 712C 12th Street, New Westminster, British Columbia V3M 4J6, upon appointment during normal business hours.

  I.

  Subsidiary Information

  Not applicable.

  ITEM 11.

  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Foreign Currency Exchange Rate Sensitivity

  The Company's operations current cash treasury is held in Canadian dollars and its financial results are expressed in Canadian dollars while a significant portion of the Company's current operations are conducted in U.S. dollars.  The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Company's financial position and results of operations.

  With respect to currencies to fund its operations in Mexico, in 2002 the Company transfers funds to its subsidiaries on a monthly "as needed" basis to avoid significant exposure to local currency fluctuations.  There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. From January 1, 2002 the companies operations in Mexico are completely funded by the Magistral Joint Venture as described in Item 10 and the notes to the Consolidated Financial Statements.

  The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

  The Shares of the Company are only listed on The Toronto Stock Exchange in Canada and thus, the Shares are purchased and sold in Canadian dollars.  Therefore, please refer to Item 9 for more information relating to the Company's share price information and the tables in Item 3 - Key Information relating to the U.S./Canadian dollar currency translations.

  Commodity Price Sensitivity

  The Company's market value of its Shares can be subject to price risk due to changes in the market value of gold as its relates to the Company's future sales revenues and carrying values of its mineral reserves and resources.

  ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

  PART II

  ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  There have been no defaults, dividend arrearages or delinquencies.

  ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  There have been no modifications to securities of any class of the Company.

  ITEM 15.     (RESERVED)

  Not applicable

  ITEM 16.     (RESERVED)

  Not applicable

  PART III

  ITEM 17.      FINANCIAL STATEMENTS

  See Pages F-1 through F16 incorporated herein by reference.

  ITEM 18.     FINANCIAL STATEMENTS

  Not applicable

  ITEM 19     EXHIBITS

  (a)

  Financial Statements

  Description of Document

  Page number

  Cover Sheet

  F-1

  Management's Responsibility for Financial Reporting

  F-2

  Auditor's Report dated April 18, 2003

  F-3

  Balance Sheets as at December 31, 2002 and 2001

  F-4

  Statements of Loss and Deficit for the Fiscal Years ended

  December 31, 2002, 2001 and 2000

  F-5

  Statements of Cash Flows for the Fiscal Years ended

  December 31, 2002, 2001 and 2000

  F-6

  Notes to the Financial Statements

  F-7

  Unaudited Balance Sheets as at March 31, 2003

  F-4

  Unaudited Statements of Loss and Deficit for the Three months ended

  March 31, 2003 and 2002

  F-5

  Unaudited Statements of Cash Flows for the Three months ended

  March 31, 2003 and 2002

  F-6

  Notes to the unaudited First Quarter Financial Statements

  F-7

  All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

  (b)

  Exhibits

  Index to Exhibits

  *1.1

  Certificate of Continuance of Queenstake Resources Ltd. to the Yukon dated June 24, 1999, as set out in the attached Articles of Continuance, under section 190 of the Business Corporations Act (Yukon)

  *1.2

  Certificate of Arrangement of Queenstake Resources Ltd., Santa Cruz Gold Inc. and 18463 Yukon Inc. effective June 29, 1999

  *1.3

  Certificate of Amalgamation of Queenstake Resources Ltd. dated July l9, 1999, Articles of Amalgamation and By-laws

  *2.1

  Net Smelter Return Royalty Agreement dated June 2, 1997 between Compania Minera Pangea, S.A. de C.V. and Repadre International Corporation

  *2.2

  Settlement Agreement dated June 30, 1999 among Santa Cruz Gold Inc., Compania Minera Lluvia de Oro, S.A. de C.V., International Minera S.A. de C.V. and D. H. Blattner & Sons, Inc. as amended May 1, 2000.

  4.1

   Share Exchange Agreement dated February 2001 among Incanore Resources Ltd., CIBC Capital Partners, a Division of the Canadian Imperial Bank of Commerce, Jacques Beauregard as Vendors and Queenstake Resources Ltd. as Purchaser and Constantin Salamis as Shareholder.

  4.2

   Joint Venture Agreement between High River Gold Mines Ltd. and Incanore Resources Ltd. dated January 10, 1997 assumed with acquisition of Incanore Gold Mines Ltd. and Ontario Superior Court of Justice between High River Gold Mines Ltd. and Incanore Resources Ltd. and Incanore Gold Mines Ltd. Minutes of Settlement modifying the terms of the Joint Venture Agreement.

  4.3

   Exploration, Development and Mine Operating Agreement, Magistral Joint Venture between Midwest Mining, Inc. and Queenstake Resources Ltd., Pangea Resources Inc., Compania Minera Pangea S.A. de C.V., Magistral Project, State of Sinaloa Mexico, September 14, 2001.

  4.4

  Put and Call Option Agreement dated September 14, 2001 by and between Midwest Mining, Inc. and Pangea Resources, Inc.

  4.5

   Agreement of Purchase and Sale dated January 31, 2002 between Campbell Resources Inc., Sotula Gold Corp., and Queenstake Resources Ltd. whereby Queenstake Resources Ltd. acquired all of the outstanding shares of Oro de Sotula, S.A. de C.V.

  * Incorporated by reference to the exhibits of the Company's Registration Statement on Form 20-FR effective on September 8, 1994 and subsequent Annual Reports.

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

  QUEENSTAKE RESOURCES LTD.

"Chris Davie"	"Doris Meyer"
Christopher Davie, President and Chief Executive Officer	Doris Meyer, Vice President, Finance and Chief Financial Officer

  Date:  August 1, 2003

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  Management's Responsibility for Financial Reporting

  Auditor's Report dated April 18, 2003

  F-3

  Balance Sheets as at December 31, 2002 and 2001

  F-4

  Statements of Loss and Deficit for the Fiscal Years ended

  December 31, 2002, 2001 and 2000

  F-5

  Statements of Cash Flows for the Fiscal Years ended

  December 31, 2002, 2001 and 2000

  F-6

  Notes to the Financial Statements

  F-7

  Unaudited Balance Sheets as at March 31, 2003

  F-4

  Unaudited Statements of Loss and Deficit for the Three months ended

  March 31, 2003 and 2002

  F-5

  Unaudited Statements of Cash Flows for the Three months ended

  March 31, 2003 and 2002

  Notes to the unaudited First Quarter Financial Statements

  MANAGEMENT'S REPORT

  Management's Responsibility for the Consolidated Financial Statements

  The accompanying financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.  The financial statements necessarily include some amounts that are based on management's best estimates, which have been made using careful judgement.

  The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  Financial and operating data elsewhere in the Annual Report are consistent with the information contained in the financial statements.

  In fulfilling their responsibilities, management of Queenstake Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

  Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

  The Board of Directors carries out its responsibility for the financial statements in this Annual Report principally through its Audit Committee, consisting of non-executive directors.  The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the financial statements and financial reporting matters.

  The financial statements have been audited by Staley, Okada & Partners, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management.  Their report follows.

/s/ Chris Davie	/s/ Doris Meyer
Christopher Davie President and Chief Executive Officer	Doris Meyer Vice President, Finance and Chief Financial Officer

  April 18, 2003

  AUDITORS' REPORT

  To the Shareholders of

  Queenstake Resources Ltd.:

  We have audited the consolidated balance sheet of Queenstake Resources Ltd. as at December 31, 2002 and the consolidated statements of loss and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

  With respect to the consolidated financial statements for the year ended December 31, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

  The financial statements of the Company for the year ended December 31, 2001 and 2000 were audited by another firm of Chartered Accountants who issued their report without reservation dated March 8, 2002.

  /s/  Staley, Okada & Partners

  Chartered Accountants

  Surrey, British Columbia, Canada

  April 18, 2003

  COMMENTS BY AUDITORS FOR U.S. READERS ON

  CANADA-UNITED STATES REPORTING DIFFERENCES

  In the United States of America, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.   Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated April 18, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

  In the United States of America, reporting standards for auditors also require the addition of an explanatory paragraph following the opinion paragraph outlining changes in accounting principles that have been implemented in the financial statements, such as those described in Note 2 for enterprises in the development stage and earnings per share.  The impact of these changes in accounting policies are also as set out in Note 2 to the financial statements.

  /s/  Staley, Okada & Partners

  Chartered Accountants

  Surrey, British Columbia, Canada

  April 18, 2003

  QUEENSTAKE RESOURCES LTD.

  CONSOLIDATED BALANCE SHEETS

  (In Canadian Dollars)

December 31	2002	2001
ASSETS
Current assets
Cash and short-term investments	$177,692	$354,795
Accounts receivable - Magistral Joint Venture (Note 4 (a))	540,821	-
Accounts receivable - Other	93,203	80,751
Loan to Magistral Joint Venture (Note 4 (b))	1,816,951	-
	2,628,667	435,546
Long-term investments (Note 5)	4,405,708	3,973,832
Resource properties (Notes 6)	-	1,695,195
Other capital assets (Note 7)	56,108	36,054
	$7,090,483	$6,140,627
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$105,595	$127,512

Convertible unsecured note (Note 8)	-	864,450
Non-controlling interest (Note 3)	615,061	591,575
	720,656	1,583,537
SHAREHOLDERS' EQUITY
Share capital (Note 9 (a)) Authorized: unlimited common shares without par value
Issued: 67,984,045 shares (2001- 48,002,294 shares)	55,414,258	51,728,011
Contributed surplus	227,232	227,232
Equity component of convertible notes (Note 8)	-	163,953
Stock option compensation	4,282	-
Deficit	(49,275,945)	(47,562,106)
	6,369,827	4,557,090
	$7,090,483	$6,140,627
Continuing operations (Note 1) Commitments (Note 16)

  (See accompanying notes to the Consolidated Financial Statements)

  Approved by the Board of Directors

/s/ James Mancuso	/s/ Christopher Davie
J. Mancuso	C. Davie
Director	Director

  QUEENSTAKE RESOURCES LTD.

  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

  (In Canadian Dollars)

Years Ended December 31	2002	2001	2000
Revenue
Management fees	$785,445	$-	$-
Interest	129,041	31,330	39,002
Other income	1,518	18,481	34,395
	916,004	49,811	73,397
Costs and expenses
General and administrative (Note 10)	1,416,766	675,096	839,612
Corporate development	113,091	106,649	128,794
Current exploration	-	77,750	97,017
Depreciation	11,119	24,767	38,333
Interest	4,845	180,374	106,015
	1,545,821	1,064,636	1,209,771
Loss before the undernoted	(629,817)	(1,014,825)	(1,136,374)
Other (income) expense
Non-cash loss on early conversion of debt (Note 8)	679,634	-	-
Non-cash stock compensation	4,282	-	-
Loss on dilution of interest in mineral resource property	-	4,611,576	-
Write-down of mineral properties and equipment	-	-	56,171
Loss on sale of resource property	298,161	-	-
(Gain) loss on sales of equipment	(9,845)	(5,259)	7,317
(Gain) loss on foreign exchange	(41,009)	(760)	55,135
Gain on disposition of subsidiary (Note 5 (b))	(9,137)	(33,750)	-
	922,086	4,571,807	118,623
Loss before non-controlling interest	(1,551,903)	(5,586,632)	(1,254,997)
Non-controlling interest	(23,486)	-	-
Net loss	$(1,575,389)	$(5,586,632)	$(1,254,997)
Basic and diluted net loss per share	$(0.03)	$(0.12)	$(0.04)
Weighted average number of shares outstanding	62,191,274	46,751,127	31,169,150
Deficit, beginning of year as previously reported	$(47,562,106)	$(41,975,474)	$(34,458,977)
Cumulative effect of change in accounting policy	-	-	(6,261,500)
Deficit, beginning of year as restated	(47,562,106)	(41,975,474)	(40,720,477)
Net loss	(1,575,389)	(5,586,632)	(1,254,997)
Accretion of liability component of convertible secured note (Note 8)	(138,450)	-	-
Deficit, end of year	$(49,275,945)	$(47,562,106)	$(41,975,474)

  (See accompanying notes to the Consolidated Financial Statements)

  QUEENSTAKE RESOURCES LTD.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (In Canadian Dollars)

Years Ended December 31	2002	2001	2000
CASH FLOWS FROM (USED IN): OPERATING ACTIVITIES
Net loss	$(1,575,389)	$(5,586,632)	$(1,254,997)
Items not involving cash
Loss on early conversion of note	679,634	-	-
Depreciation	11,119	24,767	38,333
Interest accrued and not paid	-	48,437	33,907
Interest paid in shares	4,845	90,000	-
Non-controlling interest	23,486	-	-
Loss on dilution of interest in mineral resource property	-	4,611,576	-
Write down of mineral properties and equipment	-	-	56,171
Loss on sale of resource property	298,161	-	-
Non-cash stock compensation	4,282	-	-
(Gain) loss on sales of equipment	(3,629)	(5,259)	7,317
Gain on disposal of subsidiary	(9,137)	(33,750)	-
Accretion of liability component of convertible Notes	-	59,620	10,417
	(566,628)	(791,241)	(1,108,852)
Net changes in non-cash working capital items: Accounts receivable Accounts payable and accrued liabilities	(553,274) 26,521	71,459 (210,173)	363,278 (309,276)
	(1,093,381)	(929,955)	(1,054,850)
FINANCING ACTIVITIES
Issue of shares	-	-	1,337,648
Issue of shares on warrant exercises	1,588,880	-	-
Issue of shares on option exercises	5,000	-	-
Share issuance costs	(42,244)	(97,931)	-
Deferred share acquisition costs	-	37,060	(37,060)
Cash acquired on acquisition of subsidiary	-	300	-
Repayment of notes	-	(483,145)	(329,480)
Issue of convertible note	-	-	968,783
	1,551,636	(543,716)	1,939,891
INVESTING ACTIVITIES
Proceeds from sale of resource property	1,200,000	-	-
Proceeds from sales of equipment	5,000	500	79,347
Loan to Magistral Joint Venture	(1,816,951)	-	-
Proceeds from sale of subsidiary	9,137	3,750	-
Expenditures on resource properties and equipment	(32,544)	(506,458)	(1,533,136)
	(635,358)	(502,208)	(1,453,789)
Decrease in cash and short-term investments	(177,103)	(1,975,879)	(568,748)
Cash and short-term investments, beginning of year	354,795	2,330,674	2,899,422
Cash and short-term investments, end of year	$177,692	$354,975	$2,330,674

Cash in banks	$177,692	$354,795	$1,128,174
Short-term investments	-	-	1,202,500
Total cash and short-term investments	$177,692	$354,795	$2,330,674

  SUPPLEMENTAL DISCLOSURES (NOTE 14)

  (See accompanying notes to the Consolidated Financial Statements)

  QUEENSTAKE RESOURCES LTD.

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  December 31, 2002, 2001 and 2000 (In Canadian Dollars)

  1.

  Continuing Operations

  The Company is incorporated under the laws of the Yukon, Canada, and is engaged in gold mining and mineral exploration and related activities, including the acquisition, exploration, and development of resource properties. These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The Company recorded a net loss of $1,575,389 for the year ended December 31, 2002 ($5,586,632 in 2001 and $1,254,997 in 2000) and has an accumulated deficit of $49,275,945 as at 31 December 2002.  The Company's ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests.

  These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions taken or planned will mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these financial statements.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used.

  2.

  Summary Of Significant Accounting Policies

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP), which, in the case of the Company, differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") as explained in Note 15.

  The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

  Basis of consolidation

  These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company").  The Company's active subsidiaries are as follows:

  •

  The Company's 85% owned subsidiary Pangea Resources Inc. ("Pangea") (Arizona)

  •

  Castle Exploration Inc. (Colorado)

  •

  Incanore Gold Mines Ltd. (Canada)

  •

  Queenstake Resources U.S.A. Inc. (Delaware)

  •

  Minera IRI de Mexico, S.A. de C.V. (Mexico)

  •

  Compania Minera Vulcan S.A. de C.V. (Mexico)

  Pangea's 50% interest in the Magistral Joint Venture ("MJV"), the 100% owner of Compania Minera Pangea S.A. de C.V. (Mexico), which owns the Magistral property, is carried on the cost basis, as a long-term investment and the accounts of the MJV are excluded from these consolidated financial statements. The investment in the MJV is accounted for on the cost basis, as the Company has no vote on matters concerning the operation of the joint venture within the management committee until the U.S.$6,625,000 capital contribution made by its joint venture partner has been repaid from the cash flows from operations as explained in Note 5(a).

  Use of estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other disclosures at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting periods.  Actual results may differ from those estimates.

  Foreign currencies

  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses are included in operations.

  Cash and short-term investments

  Cash and short-term investments include cash and highly liquid money market instruments with terms to maturity, at the date of acquisition, of less than ninety days.

  Long term investments

  The equity method of accounting for the Company's long-term investments is utilized when significant influence exists without control or when joint control of the investment exists.  In the case of the Magistral Joint Venture, the cost method has been applied as the Company has no significant influence over the joint venture.  The cost method has been applied to the Company's long-term investment in shares of Monterrico Metals PLC as significant influence in that investment does not exist.

  The Company reviews the carrying values of its long term investments on a regular basis by reference to, amongst other things, the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others.  The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows.  When the carrying value of a long term investment exceeds its estimated net recoverable amount, provision is made for the decline in value.

  Resource properties and deferred expenditures

  The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties are capitalized.  Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on estimated proven and probable recoverable reserves.  The net costs related to abandoned properties are charged to earnings.

  The Company reviews the carrying values of its mineral properties and equipment on a regular basis by reference to, amongst other things, the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others.  The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

  During the year ended December 31, 2000, the Company adopted the requirements of AcG-11 issued by the Canadian Institute of Chartered Accountants.  Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

  Environmental Expenditures

  The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner.  Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

  Other capital assets

  Other capital assets are recorded at cost.  Depreciation is provided over their estimated useful lives of five to ten years on a straight-line basis.

  Stock-based compensation plans

  The Company has two stock-based compensation plans, which are described more fully in Note 8.  No compensation expense is recognized for these plans when stock options are issued to employees or members of the Board of Directors.  Any consideration paid by the optionees upon exercise of stock options is recorded as an increase to share capital.

  During the year, the Company adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which applies to all awards of stock options, stock appreciation rights, etc., granted on or after January 1, 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

  Non-employees

  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

  Employees

  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

  Loss per share

  The Company adopted the new accounting standard of the CICA in 2001 with respect to earnings per share whereby the treasury stock method is used instead of the imputed earnings approach for determining the potential dilution of common shares by including other common share equivalents in the weighted average number of common shares outstanding, if dilutive.  Common share equivalents consist of the incremental number of shares issuable upon the exercise of stock options, share purchase warrants, and conversion of convertible debt.  The retroactive application of this standard in fiscal 2001 had no impact on previously reported loss per share amounts.

  Future Income Taxes

  The future income tax asset and liability method of accounting for income taxes is used, whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases.  Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.  This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

  Enterprises in the development stage

  During the year ended December 31, 2000, the Company adopted the requirements of AcG-11 issued by the Canadian Institute of Chartered Accountants.  Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.  Previously, the Company capitalized all exploration costs incurred on its mineral properties, providing exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce resource properties at January 1, 2000 by $6,261,500 (net of minority interest of $453,217).  Prior periods have not been restated.

  Comparative figures

  Certain of the prior years' comparative figures have been reclassified to the current year's presentation.

  3.

  Non-controlling Interest

	December 31,	December 31,
	2002	2001
Balance - Beginning of year	$591,575	$-
Transfer of 15% of Pangea to Midwest
Mining Inc.	-	591,575
Non-controlling interest in income of
Pangea
	23,486	-
Balance - End of year	$615,061	$591,575

  4.

  Amounts due from the Magistral Joint Venture

	December 31,	December 31,
	2002	2001
(a) Accounts Receivable
Accrued Interest (Note 4(b))	$128,281	$-
Other recoverable expenses	96,620	-
Management fee receivable	315,920	-
	$540,821	$-

(b) Loan Receivable	$1,816,951	$-

  Pursuant to the terms of the Magistral Joint Venture, the Company received a cash call, which is treated as a loan, in the amount of U.S. $1,150,260 during the year ended December 31, 2002. Midwest Mining Inc. also contributed its full cash call in the amount of U.S.$1,150,000 as a loan. The loans bear interest at 18% per annum and are repayable, pari passu, from the cash flow of the joint venture before any other distributions, loan repayments or repayments of capital to the joint venture participants. The loans are secured by a first charge over all assets of the joint venture.

  5.

  Long-term Investments

	December 31, 2002	December 31, 2001
(a) Magistral Joint Venture, Mexico	$ 4,375,708	$ 3,943,832
(b) Monterrico Metals PLC, Peru	30,000	30,000
	$ 4,405,708	$ 3,973,832

  (

  a

  )

     Magistral Joint Venture, Sinaloa Mexico

  On September 14, 2001 the Company's subsidiary Pangea Resources, Inc. ("Pangea"), then owner of 100% of the shares of Compania Minera Pangea S.A. de C.V., ("Minera Pangea"), which in turn owned 100% of the Magistral gold project, Sinaloa, Mexico, entered into a joint venture (the "Magistral Joint Venture" or "MJV") agreement with Midwest Mining Inc. ("Midwest"), a private Delaware corporation.  Pangea contributed beneficial ownership of the shares of Minera Pangea to the MJV in exchange for a 50% interest in the MJV.  Midwest contributed U.S.$6,625,000 to the MJV to fund the development of the Magistral gold mine in exchange for a 50% interest in the MJV and a 15% interest in Pangea. In 2001, the Company recorded a loss on dilution of its investment in the Magistral Gold Project ("Magistral") in the amount of $4,611,576 calculated on the basis that the Company disposed of 50% of its interest in Magistral and a 15% interest in Pangea for nil proceeds.

  After full repayment of the operating loans and accrued interest payable pursuant to cash calls on the joint venture (Note 4(b)), Midwest will receive preferential payback from 100% of the cash flow of the MJV until Midwest recovers its U.S.$6,625,000 capital contribution plus a return of 12% per year ("Preferential Accrual Amount") (combined the "Payback Amount").  The Preferential Accrual Amount to December 31, 2002 is $686,967. The MJV Agreement provides a mechanism for penalties and possible dilution of Queenstake's investment in MJV if the Payback Amount is not achieved within 5.5 years from the date of the production decision (the "Payback Date").

  Midwest's joint venture and equity interests are subject to put/call arrangements. For a period from one year prior to the Payback Date to 60 days after the Payback Date, Midwest can put its interest to Queenstake at fair market value ("FMV").  The parties will determine FMV with provision for independent valuation and Queenstake shall have the right to pay the FMV in either cash or common shares of Queenstake. The common shares shall be priced at that time based on the 20-day weighted-average trading price per share and subject to regulatory approval.  If payback is achieved early, the put option period will be accelerated to 60 days from the date payback is achieved.  If the put options are not exercised, Queenstake can call the joint venture and equity interests at FMV.  Queenstake shall have the right to pay the FMV in either cash or common shares of Queenstake. The common shares shall be priced at that time based on the 20-day weighted-average trading price per share discounted at a rate of 10% and subject to regulatory approval.

  Queenstake is the operator of the MJV and prior to cash flow distributions, receives a corporate management fee of U.S.$50,000 per month, which began on September 1, 2002 with commencement of operations during the commissioning phase.  The Company also received management fees of U.S.$300,000 for the period January 1 to August 31, 2002, during the construction phase, for a total of U.S.$500,000 during 2002. Commercial production commenced on January 1, 2003, following the commissioning phase.

  The MJV has assumed through its ownership of Minera Pangea, all of the following agreements:

  *

  On December 31, 2001, on behalf of the MJV, Queenstake Resources Ltd. notified Campbell Resources Inc. ("Campbell") of its intention to exercise its option, acquired on August 31, 2001, to purchase the shares of Oro de Sotula S.A. de C.V., ("Oro") a Mexican subsidiary of Campbell and past operator of the Santa Gertrudis gold mine in Sonora, Mexico.  In accordance with the MJV agreement, these assets and contingent liabilities were contributed to the MJV. The purchase of Oro by Minera Pangea closed on January 31, 2002.  The assets of Oro included most of the equipment necessary for the development of Magistral.  Aggregate option payments paid to Campbell amounted to U.S.$125,000 to December 31, 2001, were transferred from the Company's balance sheet to the MJV balance sheet. The purchase price of Oro will be satisfied by two Notes totaling U.S.$2 million that will be paid by the MJV.

  The first U.S.$1 million (the "Gold Note") is contingently payable in tranches at certain milestone gold prices ($150,000 at $315, $250,000 at $330 and $600,000 at $350 per ounce) that must be reached and sustained for 120 days before December 31, 2005.  On September 9th, 2002, the first U.S.$150,000 tranche of the Gold Note was triggered and the Company elected to satisfy the MJV obligation by the issuance of 978,500 shares of the Company to Campbell on behalf of the MJV. On January 30, 2003, the second U.S.$250,000 tranche of the Gold Note was triggered and the Company elected to satisfy the MJV obligation by the issuance of 1,194,531 shares of the Company to Campbell on behalf of the MJV. The Company expects to recover the deemed value of the shares $234,840 (U.S.$150,000) and C$382,250 (U.S.$250,000) from the MJV after Midwest is repaid its preferred U.S.$6,625,000.  Should the final U.S.$600,000 tranche of the Gold Note be triggered by the gold price reaching and sustaining for 120 days U.S.$350 per ounce prior to December 31, 2005 it may only be paid in cash by the MJV.

  The second U.S.$1 million note will be become payable by the MJV on the earlier of completion of reclamation at Santa Gertrudis and settlement of all assumed liabilities or January 31, 2005.   The MJV will meet the cost of acquiring Oro, including funding of the assumed liabilities of Oro and the reclamation costs of Santa Gertrudis.  In the event that the aggregate expenditures relating to these liabilities exceed U.S.$2 million, all or a portion of the second U.S.$1 million will be reduced according to a formula.  No provision has been made in the accounts of the MJV for future removal and site restoration costs as the ultimate liability is not reasonably determinable at this time.

  *

  The Magistral gold project is covered by five contiguous mining concessions totaling approximately 9,181 hectares owned 100% by Minera Pangea.  In addition, Minera Pangea has an option to purchase three near-by exploration mining concessions covering 445 hectares from a Mexican national.  The option to purchase agreement, dated October 10, 1996, and amended March 30, 2000, gives Minera Pangea the right to explore the property until March 30, 2005 by paying a total of U.S.$165,000 which has been paid, including a final U.S.$20,000 paid by the MJV on January 15, 2002.  Minera Pangea may elect to purchase the mineral rights by making a final payment on or before March 30, 2005 of U.S.$812,500 or may relinquish the property at any time upon 30 days notice to the owner.

  *

  Minera Pangea bought the right to use, process and exploit the tailings located at the Magistral gold project, from the Ejido surface landowners in the area on January 31, 2002 for U.S.$20,000 and a further U.S.$100,000 payable three months after the MJV begins processing the tailings.

  *

  On January 15, 2002, by paying U.S.$185,000, Minera Pangea bought out a net smelter return royalty of 1.5% on two of the concessions comprising the Magistral gold project, from the production of mineral products mined on these concessions, that encompass the current known gold resources.

  *

  Repadre International Corporation holds a net smelter return royalty on gold recovered from the Magistral gold project.  The royalty will be calculated at a rate of 1% of net smelter returns on the initial 30,000 ounces of gold production, at a rate of 3.5% of net smelter returns on the next 350,000 ounces of gold production and thereafter at a rate of 1% of net smelter returns on gold recovered from the Magistral gold project, in perpetuity.

Magistral Joint Venture Condensed Balance Sheet U.S. dollars	As at December 31, 2002	As at December 31, 2001
Current assets	$1,204,559	$180,682
Magistral development costs (net of recoveries from gold sales during commissioning phase)	9,952,671	319,318
Equipment, net	2,556,164	125,000
	$13,713,394	$625,000

Liabilities and equity
Current liabilities
Interest payable on operating loans	$158,094	$-
Operating loan - Pangea (Note 4)	1,150,260	-
Operating loan - Midwest	1,150,000	-
Other current liabilities	1,940,341	-
	4,398,695	7,962
Long-term liabilities
Gold Note to Campbell Resources Inc.	850,000	-
Note to Campbell Resources Inc.	1,000,000	-
Midwest preferred capital loan	6,625,000	625,000
Accrued interest on preferred capital loan	686,967	-
Pangea preferred capital loan	150,000	-
	9,311,967	625,000
Equity	2,732	-
	$13,713,394	$625,000

Magistral Joint Venture Statement of Loss U.S. dollars	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Revenue
Interest income	$13,658	$-
Shares received on sale of Santa Gertrudis	20,000	-
	33,658	-
Costs and expenses
Santa Gertrudis operating costs	30,926	-
Net income	$2,732	$-

  (b)

  Monterrico Metals PLC

  On June 30, 2001, the Company sold all of the issued and outstanding share capital of its subsidiary, Intercontinental Resources Inc., a private Cayman Islands corporation, to Monterrico Metals PLC ("Monterrico"), a company with a director in common with the Company.  The purchase price was paid by the issuance to the Company of 600,000 shares of Monterrico, valued at $30,000 and $3,750 in cash resulting in a gain on disposition of $33,750 reported in 2001. Additional contingent consideration of $9,137 was recorded in 2002 when it became due upon the shares of Monterrico being listed on a public stock exchange and Monterrico completing an initial financing.  The Company now owns 300,000 shares (the shares were rolled back prior to listing) of Monterrico that trade on The London Stock Exchange under the symbol MNA.L and had an approximate market value of $340,000 on December 31, 2002 and $550,000 on March 31, 2003.  The Company has agreed with the principals of Monterrico to not trade the shares for at least one year following listing in June 2002.   The Company retained a 1% net smelter return royalty on the Cajatamba Oro, Carisla, Curivilca, Yarpun, Ancash 38, IRI 17, IRI 42 and Ancash 26 concessions in Peru.

  6.

  Resource Properties

	December 31, 2002	December 31, 2001
(a) Taparko, Burkina Faso	$ -	$ 1,498,161
(b) Option to acquire shares of Oro de Sotula S.A. de C.V., Mexico	-	197,034
	$ -	$ 1,695,195

  (a)  The Company's partner, High River Gold Mines Ltd., had an option to purchase the Company's interest in the Taparko project for $1.4 million until February 26, 2004. The Company accepted a discounted price of $1.2 million on July 15, 2002 rather than $1.4 million on February 26, 2004 resulting in a loss on sale of resource property of $298,161, representing the $200,000 difference between the acquisition price and the sale price and $98,161 of asset evaluation and exploration costs capitalized in 2001.

  (b)  On December 31st, 2001, on behalf of the MJV, Queenstake Resources Ltd. notified Campbell Resources Inc. ("Campbell") of its intention to exercise its option, acquired on August 31, 2001, to purchase the shares of Oro de Sotula S.A. de C.V., ("Oro") a Mexican subsidiary of Campbell and past operator of the Santa Gertrudis gold mine in Sonora, Mexico.  In accordance with the MJV agreement, these assets and contingent liabilities were contributed to the MJV and are not included in these consolidated financial statements. The purchase of Oro by Minera Pangea closed on January 31, 2002.  The assets of Oro included most of the equipment necessary for the development of Magistral.  Aggregate option payments paid to Campbell amounted to C$197,034 (U.S.$125,000) to December 31, 2001 have been transferred from the Company's balance sheet to the Magistral Joint Venture balance sheet (see Note 5 a).

  7.

  Other Capital Assets

	December 31, 2002			December 31, 2001
	Cost	Accumulated depreciation	Net book value	Net book value

Mining equipment	$61,451	$50,781	$10,670	$12,041
Office equipment	119,667	74,229	45,438	24,013
	$181,118	$125,010	$56,108	$36,054

  8.

  Debt

	December 31, 2002	December 31, 2001
Debt component
Convertible unsecured note	$-	$864,450

Equity component
Convertible unsecured note	$-	$163,953

  On January 15, 2002 the holder of the Company's convertible unsecured note, issued on September 14, 2000 with a face value of $968,783 and a maturity date of September 15, 2003, agreed to an immediate conversion of the entire balance of the note if the Company would seek regulatory approval to adjust the conversion price to $0.10 per share from $0.18 per share. The Toronto Stock Exchange approved the modification and on January 31, 2002 the holder was issued 9,687,830 common shares and 1,779,864 share purchase warrants which were subsequently exercised at $0.18 on September 11, 2002.  On January 31, 2002, the debt component of the convertible note in the amount of $864,450 and the equity component of the convertible unsecured note in the amount of $163,953 were transferred to share capital. An additional non-cash amount of $679,634 was charged to operations on the debt portion of the beneficial conversion and a non-cash amount of $138,450 was charged to deficit on the equity portion of the beneficial conversion, with a corresponding increase in share capital in accordance with the pronouncement of the CICA, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. The note bore interest at the rate of 12% per year payable each July 31 in cash or, alternatively, in shares at the Company's discretion with further regulatory approval being required at the time of payment. Accrued interest on the convertible note from August 1, 2001 to the deemed conversion date of January 15, 2002 amounted to $53,283 and on January 31, 2002 the holder was issued 532,830 common shares in satisfaction thereof.  Of this $53,283 interest payment, $48,438 was recorded as a current liability on the consolidated balance sheet at December 31, 2001.

  9.

  Share Capital

  Authorized:

  Unlimited common shares

  (a)

  During the year ended December 31, 2002 changes in share capital were as follows:

	December 31, 2002		December 31, 2001
	Shares	Amount	Shares	Amount
Balance beginning of period	48,002,294	$51,728,011	38,988,294	$49,829,265
Issued during the period (net of issue costs)
For Incanore Gold Mines Ltd.	-	-	7,600,000	1,314,569
Conversion of note(s)	9,687,830	1,820,808	414,000	506,677
For interest on convertible note	532,830	53,283	1,000,000	77,500
Shares issued to Campbell Resources Inc.	978,500	218,276	-	-
For cash on exercise of incentive stock options	50,000	5,000	-	-
For cash on exercise of warrants	8,732,591	1,588,880	-	-
	19,981,751	3,686,247	9,014,000	1,898,746
Balance end of period	67,984,045	$55,414,258	48,002,294	$51,728,011

  On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing announced December 20, 2002 the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1,581,520.  The first tranche of 5,060,000 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 30, 2004.  The Company paid a total cash finders' fee of $126,522 and issued 506,000 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 15, 2004 and 152,967 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 30, 2004.

  On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note.  See Note 5(a).

  On March 21, 2003 the Company issued 30,000 shares pursuant to the exercise of stock options at an exercise price of $0.11.

  (b)

  At December 31, 2002 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The Company's 1995 Plan is the only active incentive stock option plan.  It was established on May 17, 1995, and amended most recently on May 30, 2002.  A maximum of 5,800,000 five-year options may be granted under the 1995 Plan at market value on the day before granting.  One half of any options granted are exercisable immediately and the remainder one year later.   At December 31, 2002, there were 5,120,162 options granted and 379,838 options available for granting under the 1995 Plan.

  Options outstanding at December 31, 2002 are exercisable in the following amounts and exercise prices:

Number of Shares	Exercise Price	Expiry Dates
2,665,000	$0.315	June 3, 2007
100,000	$0.215	November 3, 2007
25,000	$0.26	December 9, 2007
100,000	$0.19	August 2, 2007
30,000	$0.11	January 14, 2007
650,000	$0.09	December 18, 2006
410,000	$0.155	June 16, 2005
755,000	$0.25	September 17, 2004
51,750	$0.97	January 31, 2004
152,287	$1.24	January 30, 2003
46,575	$2.61	September 25, 2005
134,550	$3.86	September 25, 2005
5,120,162

  Option activity for the year is as follows:

	December 31, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	2,603,674	0.89	2,316,472	1.39
Granted	2,970,000	0.31	650,000	0.09
Exercised	(50,000)	(0.10)	-	-
Expired	(403,512)	(2.77)	(362,798)	(2.65)
Balance, end of period	5,120,162	0.41	2,603,674	0.89

  Pursuant to the CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees using the fair value method is disclosed as pro-forma information.

  The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions made as at the date of grant.

Risk-free interest rate	4.8%
Expected dividend yield	-
Expected stock price volatility	28%
Expected option life in years	5

  The pro forma effect on net loss and loss per share for the year ended December 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

  Net loss for the period

  Reported

  $(1,575,389)

  Pro forma

  $(1,718,775)

  Basic and diluted loss per share

  Reported

  $(0.03)

  Pro forma

  $(0.03)

  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

  (c)

  As at December 31, 2002 the Company has no outstanding purchase warrants.

  Warrant activity for the year is as follows:

	December 31, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	8,955,430	0.18	8,955,430	0.18
Issued	1,779,864	0.18	-	-
Exercised	(8,732,591)	0.18	-	-
Expired	(2,002,703)	0.18	-	-
Balance, end of period	-	-	8,955,430	0.18

  On March 4, 2003 the Company issued Standard Bank London ("Standard") 500,000 share purchase warrants at a strike price of $0.30 and expiry of March 5, 2007.  Standard is acting as financial advisors to Queenstake and the warrants are a part of their fee for services.

  10.

  General and administrative expenses

For the year ended December 31,	2002	2001	2000
Consulting fees and salaries	$761,120	$308,953	$372,306
Office and administration	174,241	121,345	174,826
Professional fees	82,857	99,202	57,239
Shareholder information and transfer agent	171,495	92,701	101,149
Travel and conference attendance	227,053	52,896	134,093
	$1,416,766	$675,096	$839,612

  11.

  Income taxes

  The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2002	2001	2000
Statutory tax rates	39,62%	43.12%	44.62%

Provision for recovery of income taxes computed at the statutory rates	$(624,169)	$(2,408,956)	$(560,061)
Tax benefits not recognized on current year losses	208,031	1,846,468	562,056
Lower effective tax rate on losses in foreign jurisdictions	37,098	612,087	70,045
Non-deductible items and others	379,040	(49,599)	(72,040)
Provision for recovery of income taxes	$-	$-	$-

  The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

	2002	2001
Future income tax assets:
Non-capital loss carry forwards	$9,312,483	$8,693,784
Unutilized exploration expenditures	3,134,057	3,134,057
Capital assets	1,712,295	1,679,751
Total gross future income tax assets	14,155,325	13,507,592
Less: Valuation allowance	(14,155,235)	(13,507,592)
Net future income taxes	$-	$-

  The Company has income tax loss carry-forwards of approximately $16.1 million, which may be used to reduce future income taxes otherwise payable and which expire principally in the years 2003 to 2010.  In addition there are loss carry-forwards in other jurisdictions which will likely not be utilized before their expiry.  The tax benefit of the above noted loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

  12.

  Segmented Information

  The Company considers its business to consist of one operating segment.  Details of revenues and capital assets by geographic segment are as follows:

Year ended December 31	2002		2001		2000
	Revenue	Capital Assets	Revenue	Capital Assets	Revenue
Canada	$1,541	$13,705	$44,008	$16,246	$67,991
United States	914,463	27,699	5,803	5,104	4,472
Mexico	-	14,704	-	211,738	934
Burkina Faso, Africa	-	-	-	1,498,161	-
	$916,004	$56,108	$49,811	$1,731,249	$73,397

  Capital assets consist of resource properties and other capital assets.

  13.

  Fair Value Of Financial Instruments

  The fair value of the Company's cash and short-term investments, accounts receivable - Magistral Joint Venture, accounts receivable - other, Loan to Magistral Joint Venture and accounts payable at December 31, 2002 and 2001 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments, unless otherwise noted.

  At December 31, 2002, the Company held U.S. currency totalling U.S.$50,850 (C$80,323), which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and U.S. dollar.

  At December 31, 2002, the Company had accounts receivable and the Loan to Magistral Joint Venture, which are denominated in U.S. dollars totalling U.S.$342,378 (C$540,821) and U.S.$1,816,951 (C$1,150,260) respectively. These amounts are exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and U.S. dollar.

  14.

  Supplemental disclosure of non-cash investing and financing activity

  As stated in Note 8, on January 15, 2002 the Company issued 9,687,830 common shares and 1,779,864 share purchase warrants to the holder of the Convertible note in full settlement of a principal debt of $968,783 and 532,830 common shares in satisfaction of interest accrued on the note prior to conversion of $53,283.

  In September 2002, the Company issued 978,500 common shares to Campbell Resources Inc. in settlement of a U.S.$150,000 promissory note owed by the Magistral Joint Venture.  The cash equivalent will be recoverable by the Company from cash flow from the Magistral Joint Venture after Midwest Mining Inc. is repaid its preferred capital.

  Cash paid for interest in 2002 amounted to $4,845 (2001 - $42,317, 2000 - $95,598).  There was no cash paid for income taxes in any of the three years ended December 31, 2002.

  15.

  Reconciliation Between Canadian And United States General Accepted Accounting Principles

  These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, differs in some respects from U.S. GAAP.  The differences between Canadian and U.S. GAAP, in the case of the Company's consolidated financial statements, are summarized below:

  Consolidated Balance Sheets

		2002	2001
Total assets under Canadian GAAP		$7,090,483	$6,140,627
Decrease in resource properties due to expensing of exploration costs	(a)	-	-
Unrealized holding gains on investments held for resale	(d)	312,000	-
Total assets under U.S. GAAP		$7,402,483	$6,140,627
Total liabilities and non-controlling interest under Canadian GAAP		$720,656	$1,583,537
Equity component of convertible notes	(b)	-	163,953
Accretion of liability component of convertible notes	(b)	-	(70,037)
Total liabilities and non-controlling interest under U.S. GAAP		$720,656	$1,677,453
Shareholders' equity under Canadian GAAP		$6,369,827	$4,557,090
Cumulative deferred resource property costs adjustment	(a)	-	-
Other comprehensive income - unrealized holding gains on investments held for resale	(d)	312,000	-
Equity component of convertible notes	(b)	-	(163,953)
Accretion of liability component of convertible notes	(b)	-	70,037
Shareholders' equity under U.S. GAAP		$6, 681,827	$4,463,174

  Consolidated Statements of Loss

Years ended December 31		2002	2001	2000
Net loss under Canadian GAAP		$(1,575,389)	$(5,586,632)	$(1,254,997)
Deferred resource property costs incurred	(a)	-	-	(1,533,136)
Reverse write-down of resource properties recorded	(a)	-	-	-
Net loss under U.S.GAAP		$(1,575,389)	$(5,586,632)	$(2,788,133)
Basic loss per share under U.S.GAAP		$(0.03)	$(0.12)	$(0.09)
Other comprehensive income - unrealized holding gains on investments held for resale	(d)	$312,000	$-	$-
Comprehensive loss under U.S.GAAP		$(1,263,389)	$(5,586,632)	$(2,788,133)

  Consolidated Statement of Cash Flows

Years ended December 31		2002	2001	2000
Cash flows from operating activities under Canadian GAAP		$(2,910,332)	$(929,955)	$(1,054,850)
Deferred resource property costs incurred	(a)	-	-	(1,533,136)
Cash flows from operating activities under U.S. GAAP		$(2,910,332)	$(929,955)	$(2,587,986)
Cash flows from investing activities under Canadian GAAP		$1,181,593	$(502,208)	$(1,453,789)
Deferred resource property costs	(a)	-	-	1,533,136
Cash flows from investing activities under U.S. GAAP		$1,181,593	$(502,208)	$79,347

  (a)

  Under Canadian GAAP, acquisition and exploration costs are capitalized on an individual property basis until such time as an economic ore body is defined or an event occurs, which indicates a need to consider the recoverability of the carrying value and are treated as investing activities.  Under U.S. GAAP, the Company capitalizes certain acquisition costs, which are treated as investing activities, and expenses exploration costs as incurred, which are treated as operating activities.

  (b)

  Under Canadian GAAP, convertible security instruments are allocated between liability and equity based upon the fair value of the components at the inception of the related contractual obligation.  Further, additional interest expense is recorded on amortization of the related interest discount over the term of the related debt.  Under U.S. GAAP, no allocation is calculated unless the equity component is detachable from the liability component and no amortization of the interest discount is required.  Under U.S. GAAP, the convertible note issued in 2000 and the convertible note assumed as part of the Santa Cruz acquisition  are recorded entirely as debt with no portion segregated into an equity component.  Under Canadian GAAP both convertible notes have been segregated into their liability and equity components measured at their respective fair values at the date the convertible notes were issued or assumed (Note 8).

  (c)

  Until January 1, 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing January 1, 2002, Canadian GAAP treatment is consistent with U.S. GAAP treatment.  Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the fair value method. The Company has elected to continue to measure compensation cost for employees under Accounting Principles Board ("APB") Opinion No. 25, including interpretations provided in Interpretation ("FIN") No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options. Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

   (d)

  Under U.S. GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.  The comprehensive income under U.S. GAAP for 2002 relates to the investment in Monterrico Metals PLC (Note 5(b)).

  (e)

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract.  In June 15, 1999, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.   The Company's adoption of these statements, for U.S. GAAP purposes, did not have a significant effect on the Company's financial position or results of operations.

  (f)

  In July 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company has determined that the adoption of SFAS No. 141 did not have a significant impact on its financial position or results of operations.

  (g)

  In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires a transitional goodwill impairment test six months from the date of adoption.  The Company has determined that the adoption of SFAS No. 142 did not have a significant impact on its financial position or results of operations.

  (h)

  In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This Statement also amends Accounting Research Bulletin No. 7, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on its financial position or results of operations.

  16.

  Commitments

  The Company has an agreement to lease office space until August 31, 2005, with a net annual lease commitment of approximately U.S.$73,720 for 2003, U.S.$75,500 for 2004 and U.S.$50,340 for 2005.

  17.

  Subsequent Events

  The events that occurred subsequent to the December 31, 2002 have been fully described within the appropriate note.

  Refer to the notes on Long Term Investments, Mineral Properties, Debt and Share Capital.

  On April 8th, 2003 the Company terminated the February 27, 2003 Asset Purchase and Sale Agreement (the "Agreement") with AngloGold (Jerritt Canyon) Corp. and Meridian Jerritt Canyon Corp. (the "Sellers") to acquire the Jerritt Canyon Mine.

  The Agreement calls for a break fee of US$250,000 to be paid in the event the transaction does not close for certain reasons.  The Company has received a demand for payment of the b reak free from the Sellers; however the Company is asserting a claim for payment of the break fee from the Sellers fro breach of the Agreement.  We anticipate there will be a dispute regarding these matters and the company intends to vigorously assert its position.

  QUEENSTAKE RESOURCES LTD.

  CONSOLIDATED BALANCE SHEETS

  (In Canadian Dollars)

   (unaudited - Prepared by Management)

As at	March 31, 2003	December 31, 2002
ASSETS
Current assets
Cash and short-term investments	$741,496	$177,692
Accounts receivable-Magistral Joint Venture	805,227	540,821
Accounts receivable-Other	95,233	93,203
Loan to Magistral Joint Venture	1,688,352	1,816,951
	3,330,308	2,628,667
Long-term investments (Note 3)	4,787,958	4,405,708
Other capital assets, less accumulated depreciation (Note 5)	60,642	56,108
	$8,178,908	$7,090,483
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$134,414	$105,595
	134,414	105,595

Non controlling interest (Note 2)	608,956	615,061
	743,370	720,656
SHAREHOLDERS' EQUITY
Share capital (Note 7) Authorized: unlimited common shares without par value
Issued: 75,798,243 (2002 - 67,984,045 shares)	57,168,672	55,414,258
Contributed surplus	227,232	227,232
Stock option compensation (Note 7)	4,282	4,282
Deficit	(49,964,648)	(49,275,945)
	7,435,538	6,369,827
	$8,178,908	$7,090,483

  Approved by the Board of Directors

/s/ James Mancuso	/s/ Christopher Davie
J. Mancuso	C. Davie
Director	Director

  QUEENSTAKE RESOURCES LTD.

  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

  (In Canadian Dollars)

   (unaudited - Prepared by Management)

For the three months ended	March 31, 2003	March 31, 2002
Revenue
Management fees	$226,470	$239,115
Interest and other income	84,033	352
	310,503	239,467
Costs and expenses
General and administrative	389,806	317,120
Corporate development	423,230	837
Depreciation	1,453	2,517
Interest	-	4,845
	814,489	325,319
Loss before the undernoted	(503,986)	(85,852)
Other (income) expense
Loss (gain) on foreign exchange	190,822	(2,181)
Non-cash loss on early conversion of note	-	679,634
Non-cash stock compensation	-	1,304
Loss on sale of equipment	-	-
Loss before non-controlling interest	(694,808)	678,757
Non-controlling interest	6,105	-
Net loss	$(688,703)	$(764,609)
Net loss per share	$(0.01)	$(0.01)
Weighted average number of shares outstanding	75,171,311	56,519,511
Deficit, beginning of period	$(49,275,945)	$(47,562,106)
Net loss	(688,703)	(764,609)
Accretion of liability component of convertible secured note	-	(138,450)
Deficit, end of period	$(49,964,648)	$(48,465,165)

  QUEENSTAKE RESOURCES LTD.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (In Canadian Dollars)

   (unaudited - Prepared by Management)

For the three months ended	March 31, 2003	March 31, 2002
CASH FLOWS FROM (USED IN): OPERATING ACTIVITIES
Net loss	$(688,703)	$(764,609)
Items not involving cash
Loss on early conversion of note	-	679,634
Stock based compensation expense	-	1,304
Interest expense	-	4,845
Depreciation	1,453	2,517
Non-controlling interest	(6,105)	-
	(693,355)	(76,309)
Net changes in non-cash working capital items: Accounts receivable Accounts payable and accrued liabilities	(137,839) 28,818	(26,731) 4,497
Cash used for operating activities	(802,376)	(98,543)
FINANCING ACTIVITIES
Shares issued for cash	1,372,167	-
Cost to issue shares on conversion of note	-	(4,364)
Cash from financing activities	1,372,167	(4,364)
INVESTING ACTIVITIES
Expenditures on resource properties and equipment	(5,987)	(21,822)
	(5,987)	(21,822)
Increase (decrease) in cash	563,804	(124,729)
Cash, beginning of period	177,692	354,795
Cash, end of period	$741,496	$230,066

  SUPPLEMENTAL DISCLOSURE

  On February 14, 2003 the Company issued 1,194,531 shares of the Company at a deemed value of C$382,250,  to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note.

  QUEENSTAKE RESOURCES LTD.

  NOTES TO INTERIM FINANCIAL STATEMENTS

  For the three months ended March 31, 2003 (in Canadian Dollars)

   (unaudited - Prepared by Management)

  1.

  Interim Unaudited Financial Statements

  These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

  2.

  Non-controlling Interest

	March 31, 2003	December 31, 2002
Balance - Beginning of period	$615,061	$591,575
Non-controlling interest in income of Pangea	(6,105)	23,486
Balance - End of period	$608,956	$615,061

  3.

  Amounts due from the Magistral Joint Venture

	March 31, 2003 Canadian $	March 31, 2003 US $	December 31, 2002 Canadian $	December 31, 2002 US $
(a) Accounts Receivable
Accrued interest on loan	199,427	135,868	128,281	81,211
Other recoverable expenses	92,070	62,726	96,620	61,167
Management fee receivable	513,730	350,000	315,920	200,000
	805,227	548,594	540,821	342,378
(b) Loan Receivable	1,688,352	1,150,260	1,816,951	1,150,260

  Amounts due from the Magistral Joint Venture include interest accrued on a US$1,150,260 loan receivable, management fees at the rate of U.S.$50,000 per month and other recoverable travel and other expenses.

  Pursuant to the terms of the Magistral Joint Venture, the Company received a cash call, which is treated as a loan, in the amount of U.S.$1,150,260 during the year ended December 31, 2002.  Midwest Mining Inc. also contributed its full cash call in the amount of U.S.$1,150,000 as a loan. The loans bear interest at 18% per annum and are repayable, pari passu, from the cash flow of the joint venture before any other distributions, loan repayments or repayments of capital to the joint venture participants. The loans are secured by a first charge over all assets of the joint venture.

  The Canadian dollar to U.S. dollar exchange rate at March 31, 2003 was 1.4678 compared to 1.5796 at December 31, 2002.  The Company recorded  an unrealized foreign exchange loss of $166,877 against the December 31, 2002 receivable as part of the first quarter 2003 foreign exchange loss.

  4.

  Long-term Investments

	March 31, 2003	December 31, 2002
(a) Magistral Joint Venture, Mexico	$4,757,958	$4,375,708
(b) Monterrico Metals PLC, Peru	30,000	30,000
	$4,787,958	$4,405,708

  On January 30, 2003, the second U.S.$250,000 tranche of an amount owed by the Magistral Joint Venture (the "MJV") to Campbell Resources Inc. was triggered and the Company elected to satisfy the MJV obligation by the issuance of 1,194,531 shares of the Company to Campbell on behalf of the MJV. The Company expects to recover the deemed value of the shares C$382,250 (U.S.$250,000), together with the 2002 settlement of  $234,840 (U.S.$150,000) from the MJV after Midwest Mining Inc. is repaid its preferred U.S.$6,625,000 by the MJV.

  5.

  Other Capital Assets

	March 31, 2003			December 31, 2002
	Cost	Accumulated depreciation	Net book value	Net book value

Mining equipment	$61,451	$50,781	$10,670	$10,670
Office equipment	125,086	75,114	49,972	45,438
	$186,537	$125,895	$60,642	$56,108

  6.

  Share Capital

  Authorized:

  Unlimited common shares

  (a)

  During the three months ended March 31, 2003 changes in share capital were as follows:

	Shares	Amount
Balance, December 31, 2002	67,984,045	$ 55,414,258
Issued during the period (net of issue costs)
For cash	6,589,667	1,369,164
For cash on exercise of incentive stock options	30,000	3,000
Shares issued to Campbell Resources Inc.	1,194,531	382,250
	7,814,198	1,754,414
Balance, March 31, 2003	75,798,243	$ 57,168,672

  On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing announced December 20, 2002 the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1,581,520.  The first tranche of 5,060,000 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 30, 2004.  The Company paid a total cash finders' fee of $126,522 and issued 506,000 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 15, 2004 and 152,967 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 30, 2004.

  On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note.  See Note 4.

  On March 21, 2003 the Company issued 30,000 shares pursuant to the exercise of stock options at an exercise price of $0.11.

  (b)

  At March 31, 2003 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The Company's 1995 Plan is the only active incentive stock option plan.  It was established on May 17, 1995, and amended most recently on May 30, 2002.  A maximum of 5,800,000 five-year options may be granted under the 1995 Plan at market value on the day before granting.  One half of any options granted are exercisable immediately and the remainder one year later.   At March 31, 2003, there were 4,797,350 options granted.

  Options outstanding at March 31, 2003 are exercisable in the following amounts and exercise prices:

Number of Shares	Exercise Price	Expiry Dates
2,615,000	$0.315	June 3, 2007
100,000	$0.215	November 3, 2007
25,000	$0.26	December 9, 2007
100,000	$0.19	August 2, 2007
650,000	$0.09	December 18, 2006
410,000	$0.155	June 16, 2005
680,000	$0.25	September 17, 2004
51,750	$0.97	January 31, 2004
46,575	$2.61	September 25, 2005
119,025	$3.86	September 25, 2005
4,797,350

  Option activity for the period is as follows:

	March 31, 2003		December 31, 2002
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	5,120,162	0.41	2,603,674	0.89
Granted	-	-	2,970,000	0.31
Exercised	(30,000)	(.11)	(50,000)	(0.10)
Expired	(292,812)	(1.18)	(403,512)	(2.77)
Balance, end of period	4,797,350	0.38	5,120,162	0.41

  7.

  General and administrative expenses

For the three months ended March 31,	2003	2002
Consulting fees and salaries	$208,241	$184,771
Office and administration	65,332	48,037
Professional fees	9,944	11,764
Shareholder information and transfer agent	38,556	56,110
Travel and conference attendance	67,733	16,438
	$389,806	$317,120

  8.

  Segmented information

  The Company considers its business to consist of one operating segment and one geographic segment being Mexico.

  9.

  Subsequent event

  On May 30, 2003 the Company signed an asset sale and purchase agreement with subsidiaries of AngloGold Limited and Meridian Gold, Inc. to acquire their respective 70% and 30% interests in the Jerritt Canyon mine,

  located in the Independence Mountain Range of Nevada and just north of the Carlin Trend.  Jerritt Canyon has historically produced between 300,000 and 350,000 ounces of gold annually from Carlin-style mineralization.

  Six weeks ago, on April 8, Queenstake announced that its earlier planned acquisition of the mine had ended due to changes in market conditions, namely a significant drop in the gold price since negotiations commenced and the uncertainties created by the onset of war in Iraq.  All parties have signed a mutual release from the February 27, 2003 purchase agreement.  Queenstake has exclusivity to negotiate a new definitive purchase agreement, subject to regulatory and any required shareholder approval, to acquire the Jerritt Canyon mine

  with closing expected to take place

  by

  June 25, 2003.

  Queenstake's cost to acquire

  *

  US$250,000 cash paid on May 20, 2003.

  *

  US$1.25 million cash to sellers on closing.

  *

  32 million common shares of Queenstake to the sellers on closing.

  *

  Quarterly cash payments of US$1 million totaling US$6 million, to begin at the earlier of full repayment of the senior project debt or June 30, 2005.

  *

  A

  Net Smelter Return

  royalty payable to the sellers, to begin the earlier of full repayment of the senior debt financing or June 30, 2005, based on a sliding scale ranging from 2% to 4% at gold prices above $320 an ounce. The royalty is capped at US$4 million at which point it converts into a 1%

  Net Profits Interest

  payable only to AngloGold.

  *

  US$31.75 million premium to acquire a closure and reclamation insurance policy underwritten by AIG Environmental.  This policy is to fund the replacement of existing surety bonds and the pre-existing closure and reclamation costs.  The policy also includes a US$1.5 million performance bond in favour of the sellers.

  Intended financing for acquisition

  *

  A US$20 to $25 million secured, senior debt financing with a two-year term.

  *

  A US$15 to $20 million brokered equity financing.

  A financial institution has delivered a summary of principal terms and conditions under which it is prepared to enter into a secured senior debt financing with Queenstake.  The debt financing is subject to due diligence and equity financing of at least

  US$15 million.  The lender will require a floor price of not less than $330 an ounce of gold be in place as part of the conditions of providing the debt financing.  Queenstake will likely provide this price protection by way of purchasing put options, which will not limit the upside potential for the gold price.

  A Toronto based broker has agreed to act as lead underwriter in connection with an equity offering of not less than US$15 million of Queenstake units comprised of common shares and share purchase warrants.  The offering is subject to completion of due diligence and having senior debt financing of a minimum of

  US$20 million in place that will be priced in the context of the market.

  Westwind Partners Inc. acted as financial advisors to Queenstake for this acquisition and Queenstake has received regulatory approval to issue 1 million common share purchase warrants to Westwind as part of a financial advisory fee entitling Westwind to acquire up to 1 million shares of the Company, exercisable at C$0.20 until May 3, 2004.

  Due diligence is underway by both the broker and the financial institution.