Form 20-F
QUEENSTAKE RESOURCES LTD
filed 2004-06-30
CIK 904121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION  STATEMENT PURSUANT TO SECTION  12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number

0-24096

Queenstake Resources Ltd.

(Exact name of registrant as specified in its charter)

Yukon, Canada

(Jurisdiction of incorporation or organization)

999 18th Street, Suite 2940, Denver, Colorado  80202

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

360,312,493

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

Yes

  No

Not Applicable   X         The number of outstanding shares of the issuer's Common Shares, no par value, as of December 31, 2003 was 360,312,493.

GLOSSARY OF TERMS

Following is a glossary of terms used in this Form 20-F:

"Company" or

"Queenstake"

Queenstake Resources Ltd., including, unless the context otherwise requires, the Company's subsidiaries.

"carbonaceous"

Containing carbon or coal or other rock containing small particles of carbon distributed throughout the whole mass.

"deposit"

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

"development"

Driving openings to access the mineral reserve.

"diamond drill"

A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

"feasibility study"

A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operation costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

"indicated mineral

resource" (1)

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral

resource" (1)

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"measured mineral

resource" (1)

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"mineral reserve" (1)

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

"mineral resource" "mineral resource" (1)

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal,  environmental, socioeconomic and governmental factors.  The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.

"mineralization"

Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

"mineralized"

Metallic mineral-bearing; the minerals may have been either a part of the original rock unit or injected at a later time.

"net smelter return

royalty/NSR royalty"

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"net proceeds interest"	The right to receive a portion of the net proceeds, based on gross revenues less all operating, capital and similar expenses from the production and sale of metal from the property.

"ounces"

Troy ounces.

"probable mineral

reserve" (1)

The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proven mineral

reserve" (1)

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"Qualified Person"

An individual who, in accordance with Canadian National Instrument 43-101:

(a)

is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)

has experience relevant to the subject matter of the mineral project and the technical report; and

(c)

is a member in good standing of a recognized professional association.

"ramp"

An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

"refractory"

Mineralized material in which gold is not amenable to recovery by conventional cyanide methods due to either encapsulation by other minerals or the presence of elemental carbon.

"roast"

The treatment of ore by heat in order to oxidize those elements causing the ore to be refractory.

"share"

A common share without par value of the Company.  Historical references to numbers of Shares have been adjusted to reflect the share exchange ratio of 0.4993 to one used in the July 19, 1999 amalgamation with Santa Cruz Gold Inc.

"tailings"

Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted.

"ton" or "t"

A short ton (2,000 pounds).

(1)

Please refer to "Use of Mineral Reserve and Resource Terminology" on page 5 of this document.

Forward-Looking Statements

This Form 20-F contains certain statements which may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, and costs and expenditures.  In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements involve known and unknown risks and uncertainties and other factors, including those described under the heading "Item 3. Key Information-D Risk Factors", which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  These factors include, among others, gold price volatility; volatility of commodity prices; mining industry operational hazards and environment concerns; uncertainty of estimates of mineral deposits; government regulation and requirements for permits and licenses; and competition. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Mineral Reserve and Resource Terminology

The Company is organized under the laws of the Yukon Territory in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U. S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This document uses the terms "measured and indicated resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This document uses the term "inferred resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3 KEY INFORMATION

A)

Selected Financial Data

The following financial information has been extracted from the Company's consolidated financial statements for the periods indicated and is expressed in U.S. dollars. The information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects - A. Results of Operations" and "B. Liquidity and Capital Resources," and the consolidated financial statements of the Company filed herewith.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. For information about significant differences between Canadian and United States GAAP as applicable to the Company's financial statements, see Note 22 to the consolidated financial statements.

Had the Company followed United States GAAP, certain items in the statements of loss and balance sheets would have been reported as follows:

B)

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C)

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

D)

Risk Factors

The operation of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial may also impair the Company's operations.  The order in which the following risk factors appear does not necessarily reflect management's opinion of their order or priority.

Gold Price Volatility

The Company's business is affected by the world market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Company's control. These include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. The profitability of the Company's operations is directly related to the price of gold. If the world market price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, this would materially and adversely affect production and the Company's profitability and cash flow would be negatively affected.

A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company's investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties This may reduce its ability to invest in exploration and development which would materially and adversely affect future production earnings and the Company's financial position.

Price Volatility of Other Commodities

The Company's profitability is also affected to a lesser extent by the market prices of commodities which are consumed or otherwise used in connection with operations, such as diesel fuel, natural gas and electricity. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control.

Mining Risks and insurance Risks

The operations of the Company are subject to significant risks and hazards, incidental to the exploration, development and production of gold including environmental hazards, industrial accidents, unusual or unexpected rock formations, pressures, cave-ins, flooding and gold bullion losses, some of which are beyond the Company's control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability for such damage. Although the Company maintains and intends to continue to maintain insurance which it considers adequate to cover some of these risks and hazards to the extent available and consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums.  The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons.

Mineral Reserves and Resources

The Company's mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated level of gold will be able to be mined and processed. Fluctuations in the price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company  to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a mine or mines. This could cause the Company to reduce its reserves, which could have a negative impact on its operations and financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty of inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves.

There is no assurance that the Company will obtain the estimated levels of recovery of gold or the prices assumed in determining gold reserves.

Mine Development

The Company's ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Production and Cost Estimates

The Company prepares estimates of future production and cash costs of production for its operations. No assurance can be given that such estimates will be achieved. The failure of the Company to achieve production or cost estimates could have an adverse impact on any or all of the Company's future cash flows, results of operations and financial condition.  The Company's actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages. Cash costs of production may be affected by a variety of factors, including: ore grade, metallurgy, labour costs, the cost of supplies and services. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Exploration

Gold exploration is highly speculative in nature.  The Company's exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves or result in the discovery of new ore bodies.

Environmental, Health and Safety Regulations

The Company's mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous existing owners or operators of the properties. There may be costs and production delays associated with compliance with these laws and regulations. Bonds or other forms of financial assurances are required for security for these reclamation activities.  The unknown nature of possible future additional regulatory requirements creates uncertainties related to future environmental, health and safety costs. The Company has set aside all of the cash required to reclaim the Jerritt Canyon mine based on current assessments and has purchased insurance against unexpected reclamation costs beyond the current estimated amounts. There can be no assurance, however, that actual environmental and reclamation obligations will not exceed such provisions.

Bills proposing major changes to the mining laws of the United States have been considered by Congress. If these Bills, which may include royalty fees or net profits interests, are enacted in the future, they could have a significant effect on the ownership and operation of patented and unpatented mining claims in the United States, including claims that the Company owns or holds.  Any amendment to current laws and regulations governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company's financial condition and results of operations.

Employee Relations

The Company's ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. Although the Jerritt Canyon mine employees are not unionized, production at its mining operations is dependent upon the efforts of the Company's employees, and a prolonged labour disruption at Jerritt Canyon could have a material adverse impact on the Company's operations as a whole.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant government authorities in whose jurisdictions the Company carries on business.  Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

Title to Properties

The validity of mining claims, which constitute most of the Company's property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by other undetected defects and may be defective.

Competition

The mineral exploration and mining business is competitive in all of its phases.  The Company competes with other mining companies and individuals, including competitors with greater financial, technical and other resources than the Company for mining claims and leases on exploration properties, acquisition of gold mining assets, capital and qualified employees.  The Company cannot assure that it will continue to be able to compete successfully with its competitors in acquiring such properties, capital and employees or terms it considers acceptable, if at all.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, a small group of individuals.  Investors must be willing to rely to a significant extent on management's discretion and judgment.  The Company does not have in place formal programs for the succession of management and training of management.  The Company does not maintain any key man insurance on any of its employees.  The loss of any one member of the management group could have a material adverse effect on the Company's business.

Conflicts of Interest

Certain of the directors and officers of Company are also directors and/or officers of other natural resource companies.  Such associations may give rise to conflicts of interest from time to time.  The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter in accordance with applicable corporate laws.

Dilution

The Company frequently issues common shares to finance asset acquisitions and working capital, to settle liabilities, to acquire services and to compensate employees.  As at June 8, 2004, approximately 369.3 million common shares were outstanding; approximately 19.0 million common shares were issuable upon the exercise of warrants and approximately 6.6 million common shares were issuable upon the exercise of stock options. If all of the current warrants and options are exercised, the number of outstanding shares would increase by approximately 6.9% to approximately 394.9 million.  It is possible that the Company will enter into more agreements to issue common shares and warrants and options to purchase common shares.  The impact of the issuance of a significant amount of common shares from these warrant and option exercises could place downward pressure on the market price of the Company's common shares.

Future Capital Requirements

As of December 31, 2003, the Company had cash equivalents of approximately $9.5 million. The Company intends to use these funds together with future cash flow from operations to fund its other planned exploration and development work and for general corporate purposes. The Company estimates that planned capital expenditures and funds for exploration in 2004 will total approximately $24 million. The Company does not currently have sufficient funds to carry out all its planned capital and exploration expenditures, but expects that operations will generate sufficient cash flow to fund capital expenditures and exploration.

The Company may have other additional capital or exploration funding requirements to the extent it decides to develop other properties or makes additional acquisitions. The Company may also encounter significant unanticipated liabilities or expenses. The Company's ability to continue its planned exploration and development activities depends in part on its ability to generate free cash flow from its operating mine, which is subject to certain risks and uncertainties. The Company may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects. The Company has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Payment Obligations

The Company is, or may in the future become, a party to certain contractual agreements pursuant to which the Company is or may become subject to payments and comply with other obligations.  If such obligations are not complied with when due, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by the Company.  The Company may not have, or be able to obtain, financing for all such obligations as they arise.

The Company's senior debt facility, the Amaranth Loan described under "Item 4. Information on the Company-D) Property, Plant and Equipment-Jerritt Canyon Acquisition", is secured by a first security interest on all of the Company's assets, including the Jerritt Canyon Mine.  In the event of a default that cannot be cured, Amaranth may declare the outstanding balance of the facility due and payable and realize upon any portion of the collateral.

Dividends

No dividends on the common shares of the Company have been paid to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company's board of directors, after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

ITEM 4 INFORMATION ON THE COMPANY

A) History and Development of the Company

Queenstake Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on May 3, 1977 under the name "Queenstake Resources Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  To facilitate a business combination of the Company and Santa Cruz Gold Inc. ("Santa Cruz") on June 24, 1999, the Company continued its corporate jurisdiction from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon), as amended (the "YBCA").   Effective July 19, 1999, the Company merged with Santa Cruz through an amalgamation by way of statutory plan of arrangement under the YBCA to form one continuing company with the name "Queenstake Resources Ltd."

The registered office of the Company is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2.  The corporate office address of the Company is  999 Eighteenth Street, Suite 2940, Denver, Colorado U.S.A. 80202.

Effective with the Santa Cruz business combination in July 1999, the Company acquired Santa Cruz's 100% interest in the Magistral gold deposit located in Sinaloa, Mexico.  The Company's activities in 2000 and 2001 concentrated on studying the feasibility of the Magistral project, performing additional exploration drilling on the project and evaluating financing alternatives.  In 2001, the project was partially financed through the formation of a joint venture known as the Magistral Joint Venture ("MJV") with Midwest Mining Inc. ("Midwest").  Terms of the joint venture financing included preferential loan payback to Midwest and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid. The Magistral mine was constructed through 2002 and began small-scale commercial production on January 1, 2003.

On June 30, 2003, the Company acquired 100% of the operating Jerritt Canyon gold mine, 50 miles north of Elko, Nevada, and thus transformed itself into a significant gold producer. The Jerritt Canyon Mine is a large-scale underground gold mining operation with significant exploration potential.  Full details of this acquisition and related financing transactions are discussed under "-D) Property, Plant and Equipment-Jerritt Canyon Acquisition," below.

In September 2003, based on an upward trend in costs at the Magistral mine and the apparent need for significant additional capital, the Company wrote off its investment in the MJV. In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon Mine, the Company determined that it would no longer participate in the MJV.  Accordingly, the Company committed to a plan to sell its interest in the MJV.  In order to facilitate this sale, the Company recognized the need to eliminate the MJV preferential loan payback to Midwest, and to consolidate ownership of the MJV.  On December 15, 2003, the Company acquired Midwest's entire interest in the MJV. As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.  On December 19, 2003, the Company agreed to arm's length terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell Pangea Resources Inc. ("Pangea"), the Company's 100% owned subsidiary that owned the Magistral mine, to NPG. On February 2, 2004, the sale of Pangea and all related assets including the Magistral mine to NPG was completed.  Full details of these transactions are discussed under "-D) Property, Plant and Equipment-Magistral Mine" below.

Principal Capital Expenditures/Divestitures Over the Last Three Fiscal Years

Burkina Faso Property Interests

On February 26, 2001 the Company acquired various interests in six exploration permits and two diamond prospecting permits in Burkina Faso, West Africa through the acquisition of 100% of Incanore Gold Mines Ltd. ("Incanore Gold") a private Canadian company, in consideration for 7,600,000 Shares of the Company.  Incanore Gold's most significant asset was its 18.5% joint venture interest in the Taparko project in Burkina Faso. During the year 2001, the Company either disposed of or returned to the Burkina Faso Government all of its interests in the properties acquired in the Incanore Gold acquisition except for its interest in the Taparko property. The joint venture majority partner, High River Gold Mines Ltd. ("High River"), had an option to purchase the Company's interest in the Taparko project for $1.4 million until February 26, 2004.  On July 15, 2002, the Company accepted a discounted price of $1.2 million and sold all interest in the Taparko project to High River.

Sale of Intercontinental Resources Subsidiary

On June 30, 2001 the Company sold all of the issued and outstanding share capital of its subsidiary, Intercontinental Resources Inc. ("IRI"), to Monterrico Metals PLC ("Monterrico") for the following consideration:  300,000 shares of Monterrico, valued at $30,000 at the time and $3,750 in cash received in 2001 and $8,750 received in 2002.  The Company also retained a 1% net smelter return royalty on certain Monterrico properties in Peru. The Company sold all of its Monterrico shares in 2003 for $0.5 million.

Jerritt Canyon Mine

In June 2003, pursuant to a purchase and sale agreement with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc., (collectively the "Sellers") the Company acquired the Sellers' respective 70% and 30% interests in the assets comprising the Jerritt Canyon gold mine in Nevada.

The Jerritt Canyon acquisition was completed at arm's-length.  Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers: $1.5 million and issued 32 million common shares of the Company with a fair value of $4.1 million.  In addition, $6.0 million is payable to the Sellers in quarterly instalments of $1.0 million, commencing on the earlier of repayment of the Company's term loan (see Note 11 of the consolidated financial statements), including any restructuring or refinancing thereof, or June 30, 2005.  The fair value of this series of payments was estimated at $4.5 million at the time of the acquisition.  A net smelter return royalty on the Jerritt Canyon mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is also payable to the Sellers commencing on the earlier of the repayment of the term loan, including restructuring or refinancing thereof, or June 30, 2005.  The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold. Subsequent to the acquisition the Company invested an additional $5.9 million in the Jerritt Canyon Mine, principally for the underground mine development and reserve expansion programs.

The Company also assumed certain of the Sellers' liabilities associated with the Jerritt Canyon mine and all of the Sellers' Jerritt Canyon related reclamation and environmental liabilities.  These liabilities are reported on a fair value basis and are more fully discussed in Note 8 and Note 14 of the consolidated financial statements.

The fair value of the reclamation liability was independently estimated at $25.8 million as at June 30, 2003 by American Insurance Group Environmental ("AIG"), a division of American International Companies. This amount has been fully funded through an environmental risk transfer program (the "ERTP") underwritten by AIG.

The Jerritt Canyon acquisition related costs and the ERTP were funded by issuing equity (see Note 15 of the consolidated financial statements) and by way of a term loan (see Note 11 of the consolidated financial statements).

Magistral Mine

The Magistral Joint Venture (the "MJV") was formed in 2001 to facilitate financing for the construction of the Magistral mine in Sinaloa, Mexico.  Terms of the financing included preferential loan payback to the funding joint venture partner, Midwest Mining Inc. ("Midwest") and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid.  The Magistral mine was constructed through 2002, and began small-scale commercial production on January 1, 2003.  Because it had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, until September 2003. The accounts of the MJV were therefore not consolidated in the Company's financial statements.  Similarly, the Company did not report gold production from the MJV.

The whole of 2002 was considered to be the construction period for accounting purposes and the resulting $1.5 million of production revenues were treated as a credit to construction costs, for net development costs of $10 million. The difference in cost between the $6.6 million provided by Midwest and the final cost was provided by the Operating Loans made equally between Midwest and the Company through the MJV.  The loans bear interest at a rate of 18% per annum and have first priority in distribution of cash flows from the operation.

In September 2003, an upward trend in repair costs for the mining equipment at the Magistral mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability.  After considering the resulting operating deficits, the apparent need for significant additional capital, and the preferential nature of the repayment of loans made by Midwest to the joint venture, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings (see Note 9 of the consolidated financial statements).

In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon mine, the Company determined that it would no longer participate nor provide additional capital to the MJV.  Accordingly, the Company committed to a plan to sell its interest in the MJV.  In order to facilitate this sale, the Company recognized the need to consolidate ownership in Pangea and its related assets including the Magistral mine, and to eliminate the MJV debt, including the preferential loan payback.

On December 15, 2003, the Company issued to Midwest 11,200,000 common shares of the Company with an estimated fair value of $6.1 million and 2,000,000 two-year warrants to acquire common shares of the Company at Cdn $1.00 each, and paid Midwest $0.9 million, all as consideration for Midwest's interest in the MJV and its 15% equity interest in Pangea Resources Inc. ("Pangea"), the Company's 85% owned subsidiary, which held the Company's interest in the MJV. As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.

On December 19, 2003, the Company agreed to arm's length terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell 100% of Pangea and all its related assets including the Magistral mine to NPG for a total of $7.0 million in cash and 2,000,000 common shares of NPG.  This transaction was completed in February 2004.  Please see "-D) Property, Plant and Equipment -Magistral Mine" for further detail concerning the terms of the acquisition and funding of the acquisition-related costs.

Current and Planned Capital Expenditures/Divestitures

Jerritt Canyon Mine

The Company plans to spend approximately $14.9 million for development access, stope preparation, ventilation raises, definition drilling, and related activities to access and convert current resource blocks to reserves in 2004. Included in the $14.9 million is $3.3 million that is also included in the planned $8 million exploration expenditures for 2004. Please see "Item 5. Operating and Financial Review and Prospects-A) Operating Results-Jerritt Canyon Outlook-Exploration", for further discussion concerning exploration. In addition, sustaining capital costs during this period are estimated at $3.4 million.  The Jerritt Canyon operation is expected to generate cash in excess of these planned capital expenditures.  In addition, the Company is studying opportunities to develop and exploit new mining areas which may require additional capital.

Public Takeover Offers

During the current year and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B)  Business Overview

The Company engages in the production and sale of gold, including related activities such as mining, processing, development and exploration. The Company's principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, acquired on June 30, 2003.  The Jerritt Canyon Mine acquisition effectively transformed the Company from an emerging small-scale gold producer to a mid-tier gold producer with projected annual gold production in the range of 280,000 to 320,000 ounces.  In addition, the approximately 100 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets, and solid potential to expand the currently defined reserves and resources proximal to the producing mines.

Gold Mining Industry

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company's gold production is currently refined to market delivery standards by Johnson Matthey Inc., at its refinery in Salt Lake City, Utah. The Company believes that because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of Johnson Matthey Inc.

Applicable Government Regulation

For a discussion of government regulations relating to the Company's only operating property, the Jerritt Canyon Mine, please see "Operating Property-Jerritt Canyon Mine, Government Regulation", and "-Environmental Laws" below in Item 4.D.

C)

 Organizational Structure

The following chart illustrates the inter-corporate relationships of the Company and its active subsidiaries and their jurisdictions of incorporation.

D)  Property, Plant and Equipment

The Company's only producing asset is its 100% interest in the Jerritt Canyon Mine, Elko, Nevada.

On June 30, 2003, the Company acquired the Jerritt Canyon Mine, in Nevada. See "Jerritt Canyon Acquisition", below. Jerritt Canyon Mine is an operating gold property with four producing underground mines and significant ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant.  Transition of the mine to Queenstake was effected without interruption to mining operations, and as a result the Company was not exposed to any start-up or project completion risks.

As a result of the Jerritt Canyon acquisition, the Company controls a large and historically prolific gold producing district that has produced over seven million ounces of gold over the past twenty-three years. The Company believes that the Jerritt Canyon property has significant exploration and reserve expansion potential.  Based on historical trends and recent exploration results, the Company believes that Jerritt Canyon will sustain gold production in the range of 280,000 to 320,000 ounces per year for the next three years and possibly longer. Related environmental and reclamation costs have been funded and insured.

Jerritt Canyon Acquisition

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the "Purchase and Sale Agreement") with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc., (collectively the "Sellers") pursuant to which the Company agreed to acquire the Sellers' respective 70% and 30% interests in the assets comprising the Jerritt Canyon gold mine ("Jerritt Canyon"), located in the Independence Mountain Range, 50 miles north of Elko, Nevada.

The Jerritt Canyon acquisition was an arm's-length transaction, completed on June 30, 2003. Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers $250,000 at the completion of the letter of intent and $1.25 million on closing of the acquisition, together with the issuance of 32 million common shares of the Company with an estimated fair value of $4.1 million.  In addition, $6.0 million is payable to the Sellers in quarterly installments of $1.0 million commencing on the earlier of repayment of the Company's senior project debt, more fully described below, or June 30, 2005.  A net smelter return royalty on the Jerritt Canyon Mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is also payable to the Sellers commencing on the earlier of repayment of the senior project debt or June 30, 2005.  Aggregate royalty payments are capped at $4.0 million at which point the royalty will convert to a 1% net proceeds interest royalty payable only to AngloGold.

Under the terms of the Purchase and Sale Agreement, the Company also assumed $4.2 million of the Sellers' operating liabilities and all of the Sellers' Jerritt Canyon Mine related reclamation and environmental liabilities.  Fair value of the Jerritt Canyon Mine reclamation and environmental liabilities, at the time of acquisition, has been independently estimated at $25.8 million, and this amount has already been funded through an environmental risk transfer program (the "ERTP") underwritten by American Insurance Group Environmental ("AIG"), a division of American International Companies. Under the terms of the ERTP, the Company deposited into an interest-bearing account with AIG $25.8 million (the "Commutation Account").  The Commutation Account principal plus interest earned will be used to pay for the currently existing mine closure and reclamation liabilities. The ERTP also includes a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  The insurance component provides insurance coverage for reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost related to the currently existing disturbance, is more than the Commutation Account balance, the insurance portion of the ERTP is activated and AIG would pay the excess costs up to a defined maximum. The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions.  In addition to reclamation insurance, AIG has posted a total of $33.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection.  For these services, the Company paid AIG premiums totalling $5.6 million in addition to establishing the Commutation Account.  Management believes that the ERTP effectively limits the Company's Jerritt Canyon reclamation and mine closure liabilities.

The Company engaged Pincock, Allen & Holt (PAH), an independent consulting firm to review the reserve and resource estimates of the Jerritt Canyon Mine and to prepare a Technical Report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on June 11, 2003.

The Jerritt Canyon acquisition was funded with a combination of equity and senior debt financing.  On June 12, 2003 the Company issued 6,500,000 common shares and 6,500,000 common share purchase warrants for gross proceeds of $0.9 million.  Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until December 11, 2004. The Company paid a cash brokers' fee of $52,000 and issued 390,000 brokers' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until June 11, 2004.

On June 25, 2003 the Company sold 105,000,000 subscription receipts for gross proceeds of $15.7 million ($14.7 million net of 6% cash commission and listing fees). On July 2, 2003, following completion of the Jerritt Canyon acquisition, the subscription receipts were exercised for no additional consideration and the Company issued 105,000,000 common shares and 52,500,000 warrants.  Each whole warrant will entitle the holder to purchase one common share at an exercise price of Cdn $0.25 until June 25, 2005. In addition to cash commissions, the Company issued 6,300,000 brokers' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until June 25, 2004.

On July 4, 2003 the Company issued 25,000,000 units at Cdn $0.20 each on a private placement basis for gross proceeds of $3.7 million ($3.5 million net of 6% commission).  Each unit comprised one common share and one half a common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at an exercise price of Cdn $0.25 until June 25, 2005.  In addition to cash commissions, the Company issued 1,500,000 brokers' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until July 3, 2004.

On July 3, 2003, the Company completed a $20 million senior debt facility for the Jerritt Canyon project, bearing interest at the U.S. prime interest rate plus 7%, with Amaranth LLC as lender.  On July 8, 2003 the Company drew down the entire senior debt financing.  The debt is fully secured by all of the Jerritt Canyon assets and is also guaranteed by the Company and secured by its assets.  The loan is to be repaid by June 27, 2005, with minimum quarterly payments of $2.5 million, starting September 30, 2003.  Loan covenants are consistent with similar senior debt facilities within the mining sector. The lender was paid a 3% set up fee in cash ($600,000) and was issued 37,000,000 share purchase warrants with a five year term and a nominal exercise price of Cdn $0.01 per share and 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 7, 2005.  The lender also guaranteed approximately 75% of the premiums related to the Company's purchase of approximately 400,000 ounces of gold put options with a strike price of $330 per ounce.  Purchase of the put options was required by the terms of the senior debt facility in order to assure a minimum gold price for a substantial portion of the gold production through the term loan period.

On March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the approximately $6 million term loan balance at March 26, 2004 (i.e. the term loan balance prior to the March 31, 2004 scheduled $2.5 million repayment); to repay the approximately $1 million Oxygen plant note owed to AngloGold, a liability assumed as part of the consideration for the Jerritt Canyon Mine acquisition; and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by the term loan lender, Amaranth. The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral mine. The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%.  The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

Recent Operations

Following closing of the acquisition on June 30, 2003, the Company integrated the Jerritt Canyon Mine without interruption to the mine operations.  The skilled work force and mine management team at Jerritt Canyon, which the Company hired immediately following the acquisition, provided the Company with operating depth.

Gold production during the three months ended September 30, 2003, the Company's first quarter of operations, was consistent with production levels achieved by the former owners.

In December 2003, an unusually early and severe onset of winter conditions at the site negatively affected mill processing and unit costs in the fourth quarter.  Despite these conditions, Jerritt Canyon produced 150,001 ounces of gold during the last six months of the year, essentially meeting the Company's production target established at the time of acquisition.

Table 4.1, below, summarizes certain Jerritt Canyon production information for the year 2003 under the Company's ownership.

Table 4.1

During the few years prior to the Company's acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up. Underground mine development had been severely curtailed for several years and through the first half of 2003 by the former owners, based on their plans to close the mine at the end of 2004, a decision made at a time when gold prices were significantly lower.

Immediately following the Jerritt Canyon Mine acquisition, the Company began to pursue two principal priorities: (1) to expand the underground development at Jerritt Canyon to provide the mines with more operating flexibility; and (2) to begin exploration focused on resource to reserve conversion and resource expansion and on district-wide target generation and follow-up on the approximately 100 square-mile Jerritt Canyon property.

During the latter half of 2003, the Company invested approximately $3.2 million in underground mine development to expand the inventory of resources and reserves, commensurate with the Company's planned scale of on-going operations.

Through the latter six months of 2003, the Company invested approximately $1.6 million in exploration, which consisted mainly of underground drilling proximal to current workings, and was focused on expanding resources and graduating measured and indicated resources to proven and probable reserves. Some surface drilling focused on extensions to known ore bodies was also completed. In addition to drilling, extensive mine planning was performed in order to bring into the reserve category that portion of resources that had sufficient drill data to meet reserve criteria, but lacked only a mine plan.

As a result of these initiatives, at December 31, 2003, proven and probable gold reserve estimates and the measured and indicated resource estimate at Jerritt Canyon had increased significantly, as detailed in Tables 4.2 and 4.3, respectively, below. The December 31, 2003 proven and probable reserves, were double the estimated June 30, 2003 reserves, net of depletion.

The Company plans to spend approximately $8 million on exploration programs, including approximately 350,000 feet of exploration drilling, through 2004.  The Company expects to fund these programs with cash generated by operations.

The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company's reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was completed in February 2004.

Property Description and Location

The Jerritt Canyon Mine is located in Elko County, Nevada within the Independence Mountain Range, approximately 50 miles north of the City of Elko, Nevada.  Elko has a population of 34,000 and is serviced by regular scheduled air service from Reno, Nevada and Salt Lake City, Utah.  All services required by the operation are readily available in the surrounding area.  Access to the property is by means of State Road 225, a paved road, to the main entrance road to the mine where the administrative offices are located.

OREGON
IDAHO
NEVADA
UTAH
CALIFORNIA
ARIZONA
ELKO
HUMBOLDT
LANDER
EUREKA
WHITE PINE
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
JERRITT CANYON MINE
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
THOUSAND SPRINGS
DEETH
WELLS
HALLECK
ELKO
CARLIN
SPRING CREEK
DUNPHY
PALISADE
BEOWAWE
CRESCENT VALLEY
BATTLE MOUNTAIN
VALMY
GOLD ACRES
RUBY VALLEY
EUREKA
INDEPENDENCE
CORTEZ MTNS.
TUSCARORA MTNS.
N
0 10 20
MILES

Jerritt Canyon operations are conducted on a combination of public and private lands, with the mines and mining related surface facilities located primarily on public lands and the process plant administrative facilities and tailings impoundment located on private lands.  Jerritt Canyon property interests cover an area of approximately 100 square miles, containing a total of 2,896 owned and leased mineral claims, 12,433 acres of fee surface lands, 1,011 acres of patented mineral claims and 10,351 acres of leased fee land with mineral rights.

The climate is characterized by winters with temperatures between 0 and 40 degrees Fahrenheit and summer temperatures between 35 and 85 degrees Fahrenheit.  Average annual precipitation at the tailings impoundment area is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches.  A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas.  The administration offices, process plant and tailings impoundment are located at an elevation of approximately 6,400 feet; the mines are located at elevations up to 7,500 feet.

Government Regulation

Mining operations and exploration activities are subject to various federal and state laws and regulations in the United States which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Company has obtained those licenses, permits or other authorizations currently required to conduct its exploration and other programs. The Company believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in jurisdictions in which the Company operates. There are no current orders or directions relating to the Company with respect to the foregoing laws and regulations.

Environmental Laws

U.S. Federal Laws

The U.S. Forest Service requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project undertaken by the Company.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. The Company's mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on the Company's production levels or create additional capital expenditures for pollution control in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, ("CERCLA") imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. The Company cannot predict the potential for future CERCLA liability with respect to its Nevada property or surrounding areas.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Jerritt Canyon Mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, the Company is required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on the Company's financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

As is common for mining operations in Nevada, there are numerous environmental obligations associated with Jerritt Canyon that are related to ongoing operations as well as mine closure and reclamation.  Environmental management systems are in place and there are qualified environmental staff onsite at Jerritt Canyon.  Various mitigation programs are in place as required under the various plans of operations that have been filed and approved for the project.  No unusual costs associated with any of these programs have been identified.  Approved reclamation plans are in place and Jerritt Canyon is progressing with concurrent reclamation in an orderly manner.  Final reclamation obligations for the project include closure of the tailings impoundment and waste rock dumps, reclamation of pits by partially backfilling the pits with mine waste from underground operations, sealing of underground portals and dismantling of buildings and structures.  Current geochemical characterization of the waste rock produced from mining operations has been demonstrated to be generally non-acid generating.

An integral element of the Jerritt Canyon Mine acquisition was the Environmental Risk Transfer Program (the "ERTP"), an innovative insurance/assurance product purchased from American Insurance Group ("AIG").  The Company believes the ERTP effectively limits environmental and reclamation liabilities and risks associated with the Jerritt Canyon Mine.  The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by AIG at $25.8 million as at June 30, 2003. This amount has been fully funded by the Company by means of a cash Commutation Account deposited with AIG. The cash plus interest earned in the Commutation Account will be used only to pay for Jerritt Canyon's currently existing reclamation and mine closure liabilities. In addition, the ERTP provides to government regulators the surety bonds, totalling $33.5 million, which allow the Company to operate the Jerritt Canyon Mine under the existing operating permits. The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  This cost cap insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the defined maximum.  The cost of the ERTP, in addition to the $25.8 million of Commutation Account funding, was $5.9 million, comprised of premiums paid to AIG and Nevada state taxes on the ERTP transaction.

History

In 1972, FMC Gold (renamed Meridian Gold Inc. in 1996) discovered a disseminated gold deposit in the Jerritt Canyon area.  In 1976, FMC Gold formed a joint venture with Freeport McMoRan Inc., to explore and develop the area, and mining at Jerritt Canyon commenced in 1981.  In 1990, Freeport McMoRan Inc. sold its interest in Jerritt Canyon to a predecessor of AngloGold. Since inception, mining has continued uninterrupted at Jerritt Canyon, producing over 7 million ounces of gold to date.  Open pit mining occurred from 1981 through 1999; underground mining started in 1993. Annual production has historically averaged between 300,000 and 350,000 ounces of gold, at historical cash operating costs ranging from $245 to $270 per ounce.  The previous owners of the Jerritt Canyon Mine had planned to shut the operation down by the end of 2004.

Under the Company's ownership, operational objectives at the Jerritt Canyon Mine have changed significantly; the Company anticipates that, subject to expected resource conversion and other reserve expansion, Jerritt Canyon will be in operation for the next three years and possibly longer.

Geology

The Jerritt Canyon district deposits are hosted by a Paleozoic sedimentary sequence that underlies the Independence Mountain range and consists of four distinct assemblages:  (1) the western facies (upper plate of the Roberts Mountain thrust fault), (2) the eastern facies (lower plate of the Roberts Mountain thrust fault), (3) the Schoonover sequence, and (4) the Antler overlap sequence. The western facies consists of chert, argillite, siltstone, shale, quartzite, and limestone-greenstone complex and is considered to be a deep-water sequence.  The eastern sequence is a Cambrian to Silurian continental shelf carbonate sequence that includes the Hanson Creek Formation, and the Roberts Mountains Formation, which are the main hosts to the gold mineralization in the district.

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies.  The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones.  The Hanson Creek Formation is divided into five members and consists of medium-grained limestone, dolomitic limestone, carbonaceous micrites, and chert beds.

Gold mineralization at Jerritt Canyon is preferentially found within the base of the Roberts Mountains Formation and the Upper Hanson Creek Formation.  Gold mineralization is structurally controlled by high angle northwest and northeast trending structures that acted as conduits for mineralizing fluids.  Much of the higher grade, more continuous gold mineralization occurs where two sets of high angle structures intersect and cut the favourable stratigraphic intervals that contain high proportions of clay-sized materials.  The deposits are considered to be Carlin-type, sediment-hosted, replacement fine-grained gold in carbonaceous sediments.  Gold occurs as very fine-grained micron size particles deposited in carbonates and fine-grained, calcareous, clastic sedimentary rocks.

Mineral Reserve and Resource Estimates

The Company calculates and reports resources and reserves in accordance with Canadian National Instrument 43-101.  In the United States, Industry Guide 7 (under the United States Securities Act of 1933, as interpreted by the staff of the Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve.  Accordingly, for U.S. reporting purposes, mineralization that is not included in proven and probable reserves, would be classified as mineralized material rather than a resource.

On January 19, 2004, the Company completed an internal estimate of gold reserves and resources at Jerritt Canyon. Reserves were calculated on the basis of a $350 gold price. The resource and reserve estimates were supervised by Mr. Donald Colli, Superintendent of Geology, and Mr. Mark Odell, Mining Manager, both of whom are Qualified Persons as defined by Canadian National Instrument 43-101.  The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company's reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was completed in February 2004.

Table 4.2, below, summarizes estimated proven and probable reserves at December 31, 2003.   Reserves are calculated using cut-off grades as follows: Murray - 0.260 opt; MCE - 0.300 opt; SSX, including Steer - 0.200 opt; Smith, including Mahala - 0.190 opt; Wright Window - 0.100 opt, Stockpiles - 0.090 opt.  See also "Mining" below.

Table 4.2

(1) Based on a gold price of $350 per ounce.

(2) Contained metal is subject to recovery losses.

Table 4.3, below summarizes the estimated measured, indicated and inferred resources, calculated in accordance with Canadian NI 43-101.  Gold reserves, see Table 4.2 above, are included in measured and indicated resources.  Underground resources are calculated using a cut-off grade of 0.150 opt; open pittable resources are calculated using a cut-off grade of 0.070 opt.

Table 4.3

(1)

Contained metal is subject to recovery losses.

The net change in reserves relative to the previously estimated reserves at June 30, 2003 is comprised of depletion due to production, additions due to increased definition drilling and inclusion of some blocks of resource which previously met reserve drill density criteria but which were not included in the June 30, 2003 reserve estimate because they were not included in the mine plan.

The rate of reserve depletion was lower than that of the production amount as some resource material and some material that was neither resource nor reserve was mined during the period.  Historically, some 20% or more of gold production at Jerritt Canyon comes from mineralization that has never been formally classified as proven or probable reserve.  This is because it is discovered by underground drilling and frequently developed and mined before being included in annual reserve recalculations.

Except for ore stockpiles, substantially all the current reserves at Jerritt Canyon are contained in deposits being developed, or to be developed, and mined by underground methods.  Once the mineralized envelopes and gold grades are estimated the mine geologists draw grade envelopes (based on cutoff grade), using the block model values, the status of the mine workings and the cutoff grades provided by engineers for each mine.  In order to determine the portion of the measured and indicated resource that would qualify for proven and probable mineable ore reserve status, it is necessary to configure the measured and indicated resource into mineable shapes for the selected mining method, and then apply tests for economic viability and include factors for mining dilution and recovery.

Resources at Jerritt Canyon have been developed from the extensive drilling data, using geology-constrained standard kriging and polygonal methods using the MineSight modeling and planning package.  Mineral resources are contained in 16 mineral deposits in the Jerritt Canyon area.  The operation employs block modeling techniques supported by relatively small block sizes.

All assaying at Jerritt Canyon follows accepted industry standards using industry practices at recognized laboratories.  Samples from surface drilling are sent to an outside laboratory for assaying. Blanks or standards are routinely submitted with these samples.  Underground drill samples are sent to the Jerritt Canyon laboratory on site. The laboratory has all the usual sample preparation equipment and facilities.  Several programs are followed to track assay quality including internal checks, check samples sent in by the mine department, weekly dispatch of samples to other laboratories, and participation in a round robin program with other mining laboratories in the area where random samples are sent out and others received.  Blanks, standards and/or pulps are routinely submitted with the sample stream.  Check samples of core holes (pulps and rejects) are sent to an outside laboratory for analysis.

Although the Company has carefully prepared and verified the mineral resource and reserve figures above (and elsewhere in this document), such figures are estimates, and there can be no assurance given that the indicated amount of gold will actually be mined and processed.  See also "Item 3. Key Information-D. Risk Factors-Mineral reserves and resources".

Mining

The Jerritt Canyon Mine currently consists of four operating underground mines, MCE, SSX, Murray and Smith, and a new mine under development, Steer, all located several miles west of an ore processing plant and administration complex.  The safety record at all mines is excellent. Access to all underground mines is by inclined ramp. Typical openings underground are 15 feet x 15 feet in cross-section, with ramps of 12% to 15% inclination. All openings underground must be supported with rockbolts and wire mesh, and shotcrete where conditions are more severe, or where traffic is concentrated. Generally, the mines are relatively dry, except for the Smith mine which has underground water inflows of about 850 gallons per minute (gpm). A dewatering system with the capacity to handle 1,500 gpm has been installed and the water table is being lowered. Interior development includes haulage levels, stope access ramps, crosscutting, and drifting alongside the ore. Ventilation boreholes connect the underground mine workings with the surface.

Mechanized, trackless underground mining is employed together with cemented backfill for ground control and to increase ore recovery.  Almost half the ore is mined by long-hole benching, the remainder is mined by drift-and-fill methods.  Underground trucks deliver ore to windrows on the surface at each mine portal, where the ore is sampled before being delivered by 150 ton haul trucks to the processing plant.  Good, wide, haul roads connect the individual mines to the processing plants and to the administration area next to the plant. All of the mines feed the same processing plant, with the four mines typically producing and trucking about 3,200 tons per day to the plant.

Mine drilling, mucking, and hauling equipment maintenance is typically performed in small surface shops located at each mine, or at the central shop located adjacent to the processing plant.

Processing

The ore processing facility at Jerritt Canyon, as originally built, processed oxide and mildly refractory ores by conventional cyanide leaching in conjunction with chlorine-gas pre-oxidation of the mildly refractory fraction.  This process continued to operate until 1997.  With ores becoming more carbonaceous and refractory, and with the introduction of higher-grade ore from underground operations, a dry mill with dual ore roasting circuits was added in 1989 and is currently in operation.  Mill feed is subjected to primary and secondary crushing before being dried, milled and roasted to prepare the refractory ores for gold recovery in a carbon-in-leach circuit.  Gold is recovered using a Merrill-Crowe process, is smelted on site and shipped to the refinery as high quality dore bars. The plant has a processing capacity of 1.5 million tons per year.

Underground ore production is supplemented with lower grade stockpiled ore from previous open pit operations. Although this has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has advantageous effects on the metallurgical performance of the mill.

Capital Costs

The level of capital expenditures made by the former owners at Jerritt Canyon in the immediate period prior to the sale of the mine reflected that the mines were scheduled to shut down at the end of 2004.  Underground development and reserve expansion drilling, critical to the long-term sustainability of the operation, had been curtailed.  Consequently, the Company has begun, and will continue, an aggressive underground development and reserve and resource expansion program.  Drilling and mine development into highly prospective resource areas has been given highest priority.  Primary targets for conversion of resources to reserves include areas immediately adjacent to current operations primarily at the SSX, Smith and Murray mines.

The Company plans to spend approximately $14.9 million for development access, stope preparation, ventilation raises, definition drilling, and related activities to access and convert current resource blocks to reserves in 2004. Included in the $14.9 million is $3.3 million that is also included in the planned $8 million exploration expenditures for 2004. Please see "Item 5. Operating and Financial Review and Prospects-A) Operating Results-Jerritt Canyon Outlook-Exploration", for further discussion concerning exploration. In addition, sustaining capital costs during this period are estimated at $3.4 million.  The Jerritt Canyon operation is expected to generate cash in excess of these planned capital expenditures.  In addition, the Company is studying opportunities to develop and exploit new mining areas which may require additional capital.

Prior to the end of 2003, in situ reserves were limited to the immediate vicinity of existing workings at each of the four Jerritt Canyon underground mines known as SSX, Murray, Smith and MCE. The new reserve estimate, completed in January 2004, includes mineralization at of the SSX and Smith mines that constitute separately mineable zones of mineralization.  In each case, the newly estimated reserve lies within a greater zone of measured and indicated resources.  The newly estimated reserve near SSX is known as the Steer reserve, and it is expected to support a new mine, to be accessed from the Steer open pit.  In the Smith mine area, two new zones of mineralization, known as Mahala and East Dash were brought to the reserve category.  These are both accessible from the existing underground workings at Smith by means of new development drifts.

At Steer, the reserve lies some 800 feet from and slightly below the portal site and development to the reserve, complete with a ventilation and emergency egress raise, is expected to be completed in early 2005, after which definition drilling will be completed to finalize mine plans.

Stoping, or mining the ore, is expected to begin by mid-2005.  The Steer portal was commenced in April 2004.

At Smith, development toward Mahala, a distance of about 1,500 feet, is in progress.  An average advance rate of about 200 feet per month is expected, allowing definition and resource conversion drilling to start in late 2004.  At the end of April 2004, the development had advanced over 500 feet.  Development toward East Dash is currently expected to start in 2005.

Capital costs for Steer and Mahala development are currently estimated to total $7.7 million over the next two years, approximately $5.7 of which is expected to be incurred in 2004.  East Dash development is estimated to cost $6.0 million over a period from 2005 to 2007.  The Company currently expects to finance this development with cash flow generated from operations.

Production outlook

Over the past few years, the operating practice at Jerritt Canyon has been to blend ore mined from underground, at a typical average grade of 0.280 opt, with ore stockpiled from earlier open pit operations at a typical average grade of 0.080 opt.  The resulting mill feed has averaged 1.5 million tons per year at a typical average grade of 0.220 opt.  The development of new reserves, discussed above, is expected to allow underground mined production to be increased to approximately 1.5 million tons per year, thus displacing the lower grade stockpile material with higher grade underground ore.  The resulting average mill feed grade is therefore expected to increase to approximately 0.280 opt.  This is expected to result in an increase in gold production by some 15% to 20% by mid-2005, with no addition to the mill plant or increase in mill operating costs.

Exploration

The Company intends to expand its mineral resources and reserves at Jerritt Canyon through focused exploration on its 100 square mile Jerritt Canyon district landholdings.  The Company believes much of the exploration work done in past years was in search of either shallow open pit targets or multi-million ounce underground targets.  Known reserves were not aggressively expanded; and advanced stage targets were not systematically followed-up.  Through the latter six months of 2003, the Company's exploration consisted mainly of underground drilling proximal to current workings, focused on expanding resources and graduating resources to proven and probable reserves. Some surface drilling focused on extensions to known ore bodies has also been completed.  Drilling results to date include significant grade and width intercepts that are outside the current reserve and resource envelope, but proximal to current workings and thus indicative of additional mineral inventory that management believes can be converted to reserves and/or mined during 2004.  Once proven, management believes that new reserves can be developed quickly and profitably given the existing infrastructure at Jerritt Canyon.

The Company has essentially only begun the district-wide evaluation and exploration process using current target concepts and geologic understanding. Based on a preliminary review of the Jerritt Canyon geologic data base, the objective of which was to identify and prioritize targets for follow-up drilling, over 30 distinct targets have been identified.  These targets broadly fall into 3 categories:

1.

Targets in the southern part of the district, where drilling by prior owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes. Some of these targets are Starvation Canyon, Waterpipe Canyon, and Pie Creek.

2.

Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings, such as Winters Creek Window and Mahala Creek, where there is potential to establish both continuity and extension by further drilling. These targets are on structural trends from orebodies that are currently in production or have previously been mined.

3.

Numerous areas where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology. In some cases, some additional work is required to define specific drilling targets.

The Company plans to spend approximately $8 million on exploration programs, including approximately 350,000 feet of exploration drilling, through 2004.  The Company expects to fund these programs with cash flow generated from operations.

Magistral Mine

The Magistral Joint Venture (the "MJV") was formed in 2001 to facilitate financing for the construction of the Magistral mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to the funding joint venture partner, Midwest Mining Inc. ("Midwest") and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid.  The Magistral mine was constructed through 2002, and began small-scale commercial production on January 1, 2003.  Because it had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, until September 2003. The accounts of the MJV were therefore not consolidated in the Company's financial statements.  Similarly, the Company did not report gold production from the MJV.

In September 2003, an upward trend in repair costs for the mining equipment at the Magistral mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability.  After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings.

In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon Mine, the Company determined that it would no longer participate in the MJV nor provide additional capital.  Accordingly, the Company committed to a plan to sell its interest in the MJV.  In order to facilitate this sale, the Company recognized the need to eliminate the MJV debt, including the preferential loan payback to Midwest, and to consolidate ownership of the MJV.

On December 15, 2003, the Company issued to Midwest 11,200,000 common shares of the Company, with an estimated fair value of $6.1 million, and 2,000,000 two-year warrants to acquire common shares of the Company at Cdn $1.00 each, and paid Midwest $0.9 million, all as consideration for Midwest's interest in the MJV and its 15% equity interest in Pangea Resources Inc. ("Pangea"), the Company's 85% owned subsidiary, which held the Company's interest in the MJV. As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.

On December 19, 2003, the Company agreed to arm's length terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell 100% of Pangea and all its related assets including the Magistral mine to NPG for a total of $7.0 million in cash and 2,000,000 common shares of NPG.

On February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG, subject to a mandatory four month hold period, and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets.  Based on the fair value of the consideration received in the sale of Pangea and related assets, the Company recognized a gain of $661,000 in fiscal 2004.  The shares of NPG trade on the TSX Venture Exchange.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A)  Operating Results

This discussion and analysis should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2003 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  Differences from United States GAAP are described in Note 22 to the consolidated financial statements.  All dollar figures are in U.S. dollars, unless otherwise indicated.

Overview

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine, 50 miles north of Elko, Nevada.  With this acquisition, the Company achieved its strategic objective of becoming a mid-tier gold producer. This was accomplished without start-up or completion risk, while effectively containing mine reclamation and closure liabilities through an innovative reclamation and environmental insurance program.

These financial statements include the effects of the Jerritt Canyon acquisition and related acquisition financing, and six months of operation of the Jerritt Canyon Mine, from July 1, 2003 to December 31, 2003, being the Company's first six months of gold production from Jerritt Canyon. In addition, effective December 31, 2003, the Company changed its reporting currency from Canadian dollars to U.S. dollars.  Consequently, the content and the format of the Company's consolidated financial statements have changed from prior periods.

Jerritt Canyon Mine Acquisition

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the "Purchase and Sale Agreement") with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc., (collectively the "Sellers") pursuant to which the Company agreed to acquire the Sellers' respective 70% and 30% interests in the assets comprising the Jerritt Canyon gold mine ("Jerritt Canyon"), located in the Independence Mountain Range, 50 miles north of Elko, Nevada.  The Jerritt Canyon Mine comprises four underground mines which, together with extensive stockpiles, feed ore to a 1.5 million ton per year capacity ore processing plant.  The Jerritt Canyon Mine includes a highly prospective, approximately 100 square mile land position, together with a geological data base compiled over the past 25 years.

The Jerritt Canyon acquisition was completed at arm's-length.  Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers at closing: $1.5 million and 32.0 million common shares of the Company with a fair value of $4.1 million.  In addition, a $6.0 million production payment is payable to the Sellers in quarterly installments of $1.0 million, commencing on the earlier of repayment of the Company's term loan, more fully described in Note 11 of the consolidated financial statements, or June 30, 2005.  The fair value of this series of payments was estimated at $4.5 million at the time of the acquisition.  A net smelter return royalty on the Jerritt Canyon Mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is also payable to the Sellers commencing on the earlier of the repayment of the term loan or June 30, 2005.  The royalty is capped at an aggregate of $4.0 million, following which the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.

The Company also assumed certain of the Sellers' liabilities associated with the Jerritt Canyon Mine and all of the Sellers' Jerritt Canyon related reclamation and environmental liabilities.  These liabilities are reported on a fair value basis and are more fully discussed in Notes 3 and 14 of the consolidated financial statements.

The fair value of the reclamation liability was independently estimated at $25.8 million as at June 30, 2003 by American Insurance Group Environmental ("AIG"), a division of American International Companies. This amount has been fully funded through an environmental risk transfer program (the "ERTP") underwritten by AIG.

The Company incurred $1.8 million in legal, due diligence and other costs directly related to the Jerritt Canyon acquisition.  Allocation of the purchase price to the acquired assets is summarized in Note 3 of the consolidated financial statements.

The Jerritt Canyon acquisition related costs and the ERTP were funded by issuing equity of approximately $19.5 million, net of related issue costs, and by means of a $20 million term loan.

Jerritt Canyon Operations

2003 Production

The Company integrated the Jerritt Canyon Mine without interruption to the mine operations.  The skilled work force and mine management team at Jerritt Canyon, which the Company hired immediately following the acquisition, provided the Company with operating depth.

Jerritt Canyon production data for the latter six months of 2003 are provided in the Table 5.1, below.

Table 5.1

Mining continued through the latter six months of the year at an average rate of approximately 3,000 tons per day and an average grade of 0.288 ounces of gold per ton (opt); ore processing continued at a average rate of approximately 4,200 tons per day at an average grade of 0.221 opt.  Ore processing included an average of 1,200 tons per day of lower grade ore, stockpiled by the former owners. Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.  Plant recoveries averaged 88.5% for the latter six months of the year, consistent with past performance.

Total gold production at Jerritt Canyon for calendar 2003 was 302,096 ounces, of which 152,095 ounces were to the account of the former owners and 150,001 were to the Company's account.  Gold production since the Company acquired the property on June 30, 2003 was 152,332 ounces, 2,331 ounces of which were for the account of the former owners.  In 2003, the Company sold 146,823 ounces of its gold production.

Gold production at Jerritt Canyon was consistent with expectations for overall annualized gold production of 300,000 ounces, established at the time Jerritt Canyon was acquired.  The Company's 2003 gold production of 150,001 ounces was, however, approximately 6,000 ounces below recent forecasts.  Mining, processing, operating costs and gold production were negatively affected during December by the unusually early and severe onset of winter at the Jerritt Canyon Mine, which reaches altitudes of over 7,500 feet. In addition to heavy snowfall, some three times average for the month, frequent high winds caused severe drifting at the mine portals and on the haul roads. The snow and drifting snow affected grade control by preventing the separate stockpiling of material at the mine portals for grade determination purposes; it also blocked haul roads and added unwanted moisture to the ore, which must be dried in an ore dryer before further processing.

Cash operating costs per ounce for the year were $270.  Costs per ounce were driven higher than the recently forecasted $250 per ounce by the lower than forecasted production and the increased costs resulting from the severe December weather.

Priorities

Immediately following the Jerritt Canyon Mine acquisition, the Company began to pursue two principal priorities: (1) to expand the underground development at Jerritt Canyon to provide the mines with more operating flexibility; and (2) to begin exploration focused on reserve and resource expansion and on target generation and follow-up on the approximately 100 square-mile Jerritt Canyon property.

Underground mine development had been severely curtailed for several years and through the first half of 2003 by the former owners, based on their plans to close the mine at the end of 2004, a decision made at a time when gold prices were significantly lower. The Company initiated a comprehensive analysis of resources accessible for conversion to reserves, and of areas with strong potential for extension of resources immediately after acquisition, and during the latter half of 2003, invested approximately $3.2 million in underground mine development to re-establish an inventory of resources and reserves, commensurate with the Company's planned scale of on-going operations.

Much of the exploration done throughout the Jerritt Canyon district in past years was in search of either shallow open pit targets or multi-million ounce targets.  During the few years prior to the Company's acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up.  Management believes that there is potential for significant reserve and resource expansion that would essentially represent extensions of the known ore bodies.   In addition, management believes that the property offers potential for discovery of significant new ore bodies that would result from systematic district scale exploration.

Through the latter six months of 2003, the Company invested approximately $1.6 million in exploration, which consisted mainly of underground drilling proximal to current workings, and was focused on expanding resources and graduating measured and indicated resources to proven and probable reserves. Some surface drilling focused on extensions to known ore bodies has also been completed. In addition to drilling, extensive mine planning was performed in order to bring into the reserve category that portion of resources that met reserve criteria, but lacked only a mine plan.

As a result of these initiatives, at December 31, 2003, proven and probable gold reserve estimates at Jerritt Canyon had increased to 3,065,274 tons with an average grade of 0.268 opt, containing 820,104 ounces of gold, an addition of 425,561 contained ounces, or more than double the depleted June 2003 reserve estimate.  Depletion of reserves during the second half of 2003 totaled 129,625 contained ounces.  Historically, approximately 20% of Jerritt Canyon's gold production comes from mineralization that has never been formally classified as proven or probable reserve.  This is because it is discovered during underground mine development and simply mined before being included in periodic reserve recalculations.

At December 31, 2003, the newly calculated measured and indicated resource estimate, which includes the proven and probable reserve estimate, totaled 9,496,930 tons, with an average grade of 0.242 opt, containing 2,295,303 ounces of gold, which increased from 1,952,590 contained ounces estimated at June 30, 2003. The newly calculated inferred resource estimate totalled

5,415,417 tons with an average grade of 0.191 opt, containing 1,034,044 ounces of gold, which increased from 818,925 contained ounces estimated at June 30, 2003.

The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company's reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 26, 2004.

The Environmental Risk Transfer Program

Integral to the Jerritt Canyon Mine acquisition is the Environmental Risk Transfer Program (the "ERTP"), more fully described in Note 14 of the consolidated financial statements.  The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by AIG at $25.8 million as at June 30, 2003. This amount has been fully funded by the Company by means of a Commutation Account with AIG. The cash plus interest earned in the Commutation Account will be used only to pay for Jerritt Canyon's currently existing reclamation and mine closure liabilities. In addition, the ERTP provides to government regulators the surety bonds, which allow the Company to operate the Jerritt Canyon Mine under the existing operating permits. The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  The insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the defined maximum.  The cost of the ERTP, in addition to the $25.8 million of Commutation Account funding, was $6.9 million, comprised of premiums paid to AIG and Nevada state taxes on the ERTP transaction.

The Company believes the ERTP effectively limits environmental and reclamation liabilities and risks associated with the Jerritt Canyon Mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company's provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

New Reserve Areas

The reserve estimate calculated at the end of 2003 is significant not only in the degree of increased reserves but also in the location of the reserves. Prior to the end of 2003, in situ reserves were limited in location to the immediate vicinity of existing workings at each of the four Jerritt Canyon underground mines known as SSX, Murray, Smith and MCE. The new reserve estimate includes mineralization in the general vicinity of the SSX and Smith mines that constitute separately mineable zones of mineralization. In each case, the newly estimated reserve lies within a greater zone of measured and indicated resources. The newly estimated reserve near SSX is known as the Steer reserve, and it is expected to support a new mine, to be accessed from the

Steer open pit. In the Smith mine area, two new zones of mineralization, known as Mahala and East Dash were brought to the reserve category. These are both accessible from the existing underground workings at Smith by means of new development drifts.

Production Parameters

Over the past few years, the operating practice at Jerritt Canyon has been to blend ore mined from underground, at a typical average grade of 0.280 opt, with ore stockpiled from earlier open pit operations at a typical average grade of 0.080 opt.  The resulting mill feed has averaged 1.5 million tons per year at a typical average grade of 0.220 opt. The development of new reserves will allow underground mined production to be increased to approximately 1.5 million tons per year, thus displacing the lower grade stockpile material with higher grade underground ore.  The average mill feed grade is therefore expected to increase to approximately 0.280 opt.  This is expected to result in an increase in gold production by some 15% to 20% by mid-2005, with no addition to the mill plant or increase in mill operating costs.

New Mine Production - Steer and Smith Mines

In order to increase mine capacity to accomplish this projected 15% to 20% gold production increase, it is necessary to open a new portal at Steer and also to develop toward the Mahala reserve from Smith. At Steer, the reserve lies some 800 feet from and slightly below the portal site and development to the reserve, complete with a ventilation and emergency egress raise, is expected to be complete in early 2005, after which definition drilling will be completed to finalize mine plans. Stoping, or mining the ore, is scheduled to begin by mid-2005.  There is a substantial resource between the portal site and the reserve, and the process of resource to reserve conversion is expected to continue while development is in progress.

At Smith, development toward Mahala, a distance of about 1500 feet, is in progress.  An advance rate of about 200 feet per month is expected, allowing definition and resource conversion drilling to start in late 2004. The reserve grade at Mahala is expected to be high at 0.386 opt and this is expected to have a positive effect on average mill grade as stoping starts in this zone later in 2005.

Capital costs for Steer and Mahala development are estimated to total $7.7 million over the next two years.  East Dash development is estimated to cost $6.0 million over a period from 2005 to 2007.  The Company currently expects to finance this development with cash flow generated from operations.

Other Mines

At the other Jerritt Canyon mines, MCE is expected to be depleted in 2004 and will be decommissioned, with much of the equipment being redeployed at Steer. At Murray, the main ore body will be depleted by late 2005, but additional resources are being developed in dikes that cross and control the mineralization, while two new zones, West Murray and Zone 7 are being drilled from both surface and underground with a view to converting measured and indicated resources to reserves in these zones.

2004 Production

The Company expects 2004 gold production to approximate 280,000 ounces.  Mill capacity during summer is 50% to 60% higher than in winter, largely because as a dry mill, capacity is adversely affected by moisture in the feed, while snowfall and icing also have a deleterious effect.  In an effort to minimize the seasonal impacts on mining and processing, the Company plans to concentrate on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months.

Exploration

Underground exploration has been and continues to be successful, and the Company anticipates generating new measured and indicated resources and proven and probable reserves in the immediate mine areas at a rate that will at least keep pace with mining depletion for the foreseeable future.

Drilling results since the completion of the December 31, 2003 reserve estimate continue to be encouraging, with significant grade and width intercepts that are outside the current reserve and resource envelope, but proximal to current workings and thus indicative of additional mineral inventory that management believes can be converted to reserves and/or mined during the next year.  In addition, management believes that recent high grade drilling intercepts, particularly at the Starvation Canyon target in the southwest area of the Jerritt Canyon district, validate the concept that potentially economic gold mineralization exists outside currently and previously mined areas of the Jerritt Canyon district.

A substantial exploration program, consisting of approximately 350,000 feet of drilling and a budget of approximately $8.0 million is planned for 2004. The Company expects to finance this exploration with cash flow generated from operations. Exploration near the existing resources will be carried out by both surface and underground drilling, while exploration in remote areas of the Jerritt Canyon district will consist of mapping, geochemistry and drilling, exploring for new resources that may become the basis of new mining operations.  In the latter category, over 30 distinct targets have been identified.  These targets broadly fall into 3 categories:

1.

Targets in the southern part of the district, where drilling by previous owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes. Some of these targets are Starvation Canyon, Waterpipe Canyon, and Pie Creek.

2.

Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings, such as Winters Creek Window and Mahala Creek, where there is potential to establish both continuity and extension by further drilling. These targets are on structural trends from ore bodies that are currently in production or have previously been mined.

3.

Numerous areas where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology. In some cases, some additional work is required to define specific drilling targets.

Life of Mine Plan

The Company has begun the process of integrating the newly estimated reserves and resources, together with its six-month's experience operating the Jerritt Canyon Mine into a life-of-mine plan.  The life-of-mine plan envisages that ore production will increase to approximately 1.5 million tons per year from underground sources only, by mid 2005; and continue at this rate through 2007. The plan is predicated on the continuing conversion of measured and indicated resources to proven and probable reserves at rates achieved in the past, but does not assume additional exploration success.  Management believes that these assumptions are conservative.

During this time, the SSX mine will continue to produce at a rate of 500,000 to 600,000 tons of ore per year, while Smith production, with the addition of Mahala and eventually East Dash ore, will increase from the order of 250,000 tons of ore per year to approximately 400,000 tons of ore per year. Steer production is expected to be initially 150,000 tons per year, rising to approximately 300,000 to 350,000 tons of ore per year, gradually replacing Murray production which will start to decline during 2005 from the current 250,000 tons per year. Gold production is expected to approximate 325,000 ounces in 2005, anticipated to increase to 350,000 ounces per year by 2006. Unit costs are expected to improve as production rates increase.

JERRITT CANYON
Elko County, Nevada

Winters Ck
MCE MINE
West Murray
Zn 7
Wright Window
MURRAY MINE
Mill site
East Dash
Steer
SSX MINE
SMITH MINE
Mahala
Pie Creek
Starvation
Water Pipe
0
2.5
5
10 Miles
N

Magistral Joint Venture

The Magistral Joint Venture (the "MJV") was formed in 2001 to facilitate financing for the construction of the Magistral mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to the joint venture partner, Midwest Mining Inc. ("Midwest") and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid.  The Magistral mine was constructed through 2002, and began commercial production on January 1, 2003.  Because it had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, until September 2003. The accounts of the MJV were therefore not included in the Company's financial statements.  Similarly, the Company did not report gold production from the MJV.

In September 2003, an upward trend in repair costs for the mining equipment at the Magistral mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability.  After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings.

In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon Mine, the Company determined that it would no longer participate in the MJV nor provide additional capital.  Accordingly, the Company committed to a plan to sell its interest in the MJV.  In order to facilitate this sale, the Company recognized the need to eliminate the MJV debt, including the preferential loan payback to Midwest, and consolidate ownership of the MJV.

On December 15, 2003, the Company issued to Midwest 11,200,000 common shares of the Company, and 2,000,000 two-year warrants to acquire common shares of the Company at Cdn $1.00 each, and paid Midwest $900,000, all as consideration for Midwest's interest in the MJV and its 15% equity interest in Pangea Resources Inc., the Company's 85% owned subsidiary ("Pangea"). As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.

On December 19, 2003, the Company agreed to terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell Pangea and all its related assets including the Magistral mine to NPG for a total of $7.0 million in cash and 2,000,000 common shares of NPG.  Subsequent to the period end, on February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG, subject to a mandatory four month hold period, and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets.

Because of the Company's commitment to sell the MJV, at December 31, 2003 the Company classified the group of assets sold to NPG as 'assets to be disposed of by sale', a current asset.  The Company believes that the fair value of the consideration received in the sale equals or exceeds the carrying value of its investment as at December 31, 2003.  The December 31, 2003 carrying value was mainly comprised of the fair value of the consideration issued to Midwest to acquire Midwest's interest in the MJV and Pangea.

Subsequent to the period end, on February 2, 2004, the $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan incurred for the Jerritt Canyon Mine acquisition.  Cash which may be realized from the 2,000,000 common shares of NPG and the $3.0 million note issued by NPG, also received in the sale, will be used to further reduce the term loan and/or to support exploration and underground development activities at the Company's principal operation, the Jerritt Canyon Mine.   Accordingly, the Company believes that this disposition will have no material adverse effect on the Company's future operating results.

Financial Review

During 2003, the Company incurred a net loss of $7.8 million or $0.04 per share.  The principal components of this loss are:  earnings from operations of $3.1 million, before interest expense, unusual items and other income and expense; a $6.2 million write-down of the Company's investment in the Magistral Joint Venture as reported in the third quarter and $4.9 million of interest expense.

Earnings from operations are illustrated in Table 5.2 below.

Table 5.2

Gold sales

Revenue for 2003 results from the sale of 146,823 ounces of gold, all produced at the Jerritt Canyon Mine after June 30, 2003.  Revenue is net of $0.7 million for gold put premiums that expired during the year.  The Company had no commercial gold production in prior years.

The Company sells its gold at the spot price.  The average price realized for 2003 was $377 per ounce, comprised of $365 in the 3rd quarter and $391 in the 4th quarter.  The spot gold price at June 30, 2003, when the Company acquired the Jerritt Canyon Mine, was $346 per ounce. Gold prices rose through the latter six months of 2003 to a high of $416 per ounce on December 31, 2003.  The Company has no forward sales commitments.

At December 31, 2003, the Company had 265,014 gold put options, each with a strike price of $330 per ounce and a maximum settlement value of $40 per ounce.  The puts were purchased as a condition of the term loan related to the Jerritt Canyon acquisition.  They expire monthly through June, 2005 with a total of 209,202 puts expiring through 2004 and 55,812 puts expiring in the first six months of 2005. The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $0.7 million in 2003.

The Magistral mine produced 23,122 ounces of gold (100% basis) in 2003. The Company's financing arrangement, accounting treatment, and sale of its interest in the Magistral mine, discussed more fully above, precluded the reporting of any portion of this gold production, or the inclusion of related revenues and operating costs in the Company's financial statements.

Operating costs

Operating costs comprise Jerritt Canyon total cash costs for the latter six months of 2003. For a reconciliation of operating costs in Table 5.2 to cash operating costs per ounce in Table 5.1, refer to Table 5.3 below.

Table 5.3

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses are substantially all attributed to Jerritt Canyon property, plant and equipment. Depreciation of the processing plant and mining equipment comprises $1.7 million of this total; amortization and depletion expenses comprise the remaining $7.5 million.  Amortization and depletion expenses for the fourth quarter have been reduced from those incurred in the third quarter as a result of the increase in estimated gold reserves.  Reference should be made to Note 3 of the consolidated financial statements, wherein the allocation of the Jerritt Canyon acquisition cost is discussed, and Note 2 where accounting policies for depreciation, depletion and amortization are discussed.

The Company had no commercial-scale gold production and consequently no gold sales, mine operating costs or related depreciation, depletion and amortization costs during the first six months of 2003 or in 2002 and 2001.

General and administrative

General and administrative costs for the year ended December 31, 2003 were significantly higher than in 2002, reflecting increased management, investor relations and administrative staff and related costs associated with the transition to a significant gold producing company. General and administrative costs in 2002 had increased $0.4 million from 2001 reflecting the Company's evolution from an exploration company in 2001, to an emerging producer in 2002, during which time the Company was managing the construction of the Magistral mine for the Magistral Joint Venture.

Interest expense and unusual items

The principal remaining components of the Company's net loss: interest expense, unusual items and other income and expense, are illustrated in the Table 5.4 below.

Table 5.4

Interest expense for the year ended December 31, 2003, results from the $20 million term loan used to complete the acquisition of the Jerritt Canyon Mine and the related ERTP, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%.  Interest expense includes $3.3 million in amortization of costs incurred in arranging the term loan, more fully discussed in Note 6 of the consolidated financial statements.  Imputed interest expense is recognized for capital leases and other obligations associated with the Jerritt Canyon acquisition, for which interest rates have not been specified. Interest expense will be reduced in future periods as the term loan and other obligations are paid down.  Note 17 of the consolidated financial statements, provides details of interest expense.  The Company incurred no material interest expense in 2002 and 2001.

The Magistral Joint Venture (the "MJV") was formed in 2001 to facilitate financing for the construction of the Magistral mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to the joint venture partner, Midwest Mining Inc. ("Midwest") of $6.6 million, and precluded the Company from voting on certain matters concerning the operation of the MJV, until the preferential amounts were repaid.  In 2001, the Company contributed its 100% owned Magistral mine to the MJV in exchange for 50% of the MJV, and consequently recognized a loss of $2.9 million on the dilution of its ownership in the Magistral mine.  Because the Company had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment. In September 2003, an upward trend in repair costs for the mining equipment at the Magistral mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability.  After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings.

B)    Liquidity and Capital Resources

During 2003, the Company realized significant asset growth from $4.6 million in 2002 to $97.9 million at December 31, 2003, as a result of the Jerritt Canyon acquisition and the related financings.  December 31, 2003 working capital was $9.2 million, including $9.5 million in cash.

The Company's cash holdings increased by $9.4 million through 2003, from $0.1 million at the end of 2002 to $9.5 million in 2003.  This increase resulted from generating cash of $13.5 million from operations at the Jerritt Canyon Mine and raising a net amount of $41.0 million in debt and equity financings, less investments of $45.1 million, principally in the Jerritt Canyon Mine acquisition, subsequent mine development and exploration at Jerritt Canyon, and in funding the ERTP.

The $13.5 million cash generated from operations results from the gold production and related gold sales at the Jerritt Canyon Mine during the latter six months of the year.  The Company had no similar operations in prior periods and therefore comparisons to prior periods are not meaningful.

The Company paid a total of $41.8 million to acquire the Jerritt Canyon Mine (see Note 3 of the consolidated financial statements).  Of this amount, $3.3 million was incurred in cash ($1.5 million was paid to the Sellers and $1.8 million was incurred in acquisition related costs), and $38.5 million was incurred in the form of non-cash consideration including liabilities assumed from the Sellers, notes payable to the Sellers and 32 million shares issued to the Sellers (see Note 20 of the consolidated financial statements).  Subsequent to the acquisition the Company invested an additional $5.9 million in the Jerritt Canyon Mine, principally for underground mine development and reserve expansion programs.

The Company has placed $26.3 million in restricted cash deposits.  Substantially all of this was used to fund a commutation account, a component of the ERTP.  The commutation account is with AIG and this cash and interest earned will be used only to pay for Jerritt Canyon's currently existing reclamation and mine closure liabilities (see Note 8 of the consolidated financial statements).

The Company also invested $2.9 million in the MJV during 2003.  This investment comprised funding operating deficits prior to September 30, 2003, payment for past due trade accounts and notes payable, and the payment of $0.9 million, as part of the consideration to acquire from Midwest its 50% interest in the MJV and the remaining 15% of Pangea not owned by the Company (see Note 7 of the consolidated financial statements).   In 2002 the Company invested $1.2 million in the MJV to fund construction cost overruns.

The Company raised a total of $32.3 million, net of related costs, through a series of equity financings in 2003.  The financings, completed by way of private placements of equity units consisting of common shares and warrants to purchase common shares, provided $19.5 million initially, and an additional $12.5 million from the subsequent exercise of warrants (see note 15 of the consolidated financial statements).  An additional $0.3 million was raised through the exercise of incentive stock options.  The Company raised $1.0 million in 2002 through the exercise of warrants, and raised no cash in 2001.

As a component of the funding for the purchase of the Jerritt Canyon Mine and the related ERTP, the Company arranged a $20.0 million term loan, the terms and conditions of which are described in Note 11 of the consolidated financial statements.  At December 31, 2003, the Company had repaid $10.0 million of this amount: $5.0 million of scheduled payments, $3.0 million of voluntary prepayments, and $2.0 million of cash sweeps, which are mandatory repayments based on excess available cash.  The Company also used $1.3 million to meet scheduled payments for certain of the notes and liabilities assumed in the Jerritt Canyon acquisition. The Company had no similar financing activity in 2002 and 2001. Subsequent to the period end, on February 3, 2004, the Company applied an additional $4.0 million to the term loan, bringing the remaining balance to approximately $6.0 million.

Subsequent to the period end, on March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the current $6 million term loan, and to repay the approximately $1 million Oxygen plant note owed to AngloGold, a liability assumed as part of the consideration for the Jerritt Canyon Mine acquisition; and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by current term loan lender, Amaranth. The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of Nevada Pacific Gold ("NPG") and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral mine. The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%.  The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

The Company plans to spend approximately $14.9 million for development access, stope preparation, ventilation raises, definition drilling, and related activities to access and convert current resource blocks to reserves in 2004. Included in the $14.9 million are $3.3 million that is also included in the planned $8 million exploration expenditures for 2004. Please see, "Item 5 Operating and Financial Review and Prospects-A) Operating Results-Jerritt Canyon Outlook-Exploration", for further discussion concerning exploration. In addition, sustaining capital costs during this period are estimated at $3.4 million.  The Jerritt Canyon operation is expected to generate cash in excess of these planned capital expenditures.  In addition, the Company is studying opportunities to develop and exploit new mining areas which may require additional capital.

C)              Research and Development, Patents and Licenses, etc.

The Company has no research and development activities.

D)              Trend Information

The December 31, 2003 proven and probable reserves, were double the estimated June 30, 2003 reserves, net of depletion.

As a result of aggressive exploration and mine development programs, the Company has significantly increased the estimated proven and probable gold reserves at the Jerritt Canyon Mine, and the Company believes that there is potential for further significant increases.

At the time of the Company's acquisition of the Jerritt Canyon Mine, the property contained  estimated proven and probable reserves consisting of 2,899,175 tons, with an average grade of 0.181 ounces of gold per ton ("opt"), containing 524,168 ounces of gold. This reserve was included within 8,068,080 tons at an average grade of 0.242 opt containing 1,952,590 ounces of gold in estimated measured and indicated resources.

Much of the historical exploration done throughout the Jerritt Canyon underground district by past operators was in search of either shallow open pit targets or multi-million ounce targets.  During the few years prior to the Company's acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up. Underground mine development to convert gold resources to reserves at Jerritt Canyon had been severely curtailed through the first half of 2003 because the former owners' plans had been to close the mine at the end of 2004.  Immediately after the acquisition, the Company initiated a comprehensive analysis of resources accessible for conversion to reserves, and of areas with strong potential for expansion of resources; and a program of mine development to re-establish an inventory of reserves and resources commensurate with the Company's planned scale of on-going operations was started.  The Company's average rate of related underground development focused on reserve/resource expansion during the latter half of 2003 was approximately 31% higher than during the first half of the year by the former owners.

Through the latter six months of 2003, the Company invested approximately $1.6 million in exploration, which consisted mainly of underground drilling proximal to current workings, and was focused on expanding resources and graduating measured and indicated resources to proven and probable reserves. Some surface drilling focused on extensions to known ore bodies was also completed. In addition to drilling, extensive mine planning was performed in order to bring into the reserve category that portion of resources that had sufficient drill data to meet reserve criteria, but lacked only a mine plan.

As a result of these initiatives, at December 31, 2003, proven and probable gold reserve estimates and the measured and indicated resource estimate at Jerritt Canyon had increased significantly, as detailed in Tables 4.2 and 4.3, respectively under "Item 4. Information on the Company-D) Property, Plant and Equipment-Mineral Reserve and Resource Estimates". The December 31,  2003 proven and probable reserves, were double the estimated June 30, 2003 reserves, net of depletion.

The Company plans to spend approximately $8 million on exploration programs, including approximately 350,000 feet of exploration drilling, through 2004.  The Company expects to fund these programs with cash generated by operations.

Gold production and unit costs

Quarterly production results vary cyclically with a number of factors, including the weather, the grade available for mining, the number of working places developed and the amenability of those areas to efficient mining.  When these factors compound in a positive way, such as in the third quarter of 2003 (see 4.1 above), production levels are well above average and when they compound in a negative way, production levels for a period may be low. Unit costs of production vary inversely with production levels.

E)  Off-Balance Sheet Arrangements

The company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F)  Tabular Disclosure of Contractual Obligations

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)  Directors and Senior Management

The following table sets forth the names of the directors and members of senior management of the Company, their positions and offices with the Company and their terms of office. Information about such persons' principal occupations is provided in the biographical information following the table.

Name	Office Held	Office Held Since
CHRISTOPHER DAVIE	President, Chief Executive Officer and Director	July 19, 1999
DORIAN (DUSTY) NICOL	Executive Vice President Director	July 23, 2003 July 19, 1999

ROD McKEEN	Corporate Secretary	May 12, 2004
JOHN ENGELE	Vice President Finance and Chief Financial Officer	September 1, 2003
COLIN SMITH	Vice President Operations	July 1, 2003
JAMES MANCUSO(2) (3)	Director	November 1, 1995
HUGH MOGENSEN(1) (3)	Director	January 17, 1992
MIKE SMITH(1)	Director	May 12, 2004
PETER BOJTOS(1) (2)	Director	June 16, 2000
ROBERT L. ZERGA(2) (3)	Non-Executive Chairman, Director	April 7, 2004

(1) Denotes a member of the Audit Committee

(2) Denotes a member of the Corporate Governance Committee

(3) Denotes a member of the Compensation Committee

Christopher Davie

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

John (Jack) Engele

Mr. Engele holds a B.Sc. in Accounting and an M.B.A., both from Regis University in Denver, Colorado. He is a member of the Society of Manangement Accountants at British Columbia. Prior to joining Queenstake Resources, Ltd he was Vice President of Finance and C.F.O. of Vista Gold Corp. Prior to joining Vista Gold Corp. in 2001 he held several senior accounting positions with Echo Bay Mines Ltd beginning in 1986.

Dorian (Dusty) Nicol

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

Colin Smith

Mr. Smith holds a B.Sc. in Mining Engineering from the Royal School of Mines (1958), a South African Mine Manager's Certificate of Competency, and is a Registered Professional Engineer in Colorado (USA) and Northwest Territories (Canada). He has over 40 years of mining, engineering and project management experience in diverse international mining and construction projects. Experience includes 12 years with Anglo American Corporation, 10 years with Murray and Roberts International Division, 10 years with Rio Tinto, and 10 years as an Independent Consultant working on mining projects in Southern and Central Africa, Northern and Western Canada, Colombia, India and 12 States in the USA.

Peter Bojtos

Mr. Bojtos graduated from the University of Leicester, England in 1972 and is a Professional Engineer registered in the Province of Ontario, with over 30 years of worldwide experience in the mining industry.  Mr. Bojtos has been a Vice Chairman, Vice President and Director of Fischer-Watt Gold Company Inc. since 1996. He is a Director of U.S. Gold Corp. since 2003, and also serves as an independent Director of several public mining companies.

James Mancuso

Mr. Mancuso completed his B.A. Geology at Carleton College, Northfield, Minnesota in 1953 and his M.S. Geology and Mining Engineering at South Dakota School of Mines, Rapid City, South Dakota in 1955. Until 1992, Mr. Mancuso was President of the Chevron Minerals Business Unit. From 1985 to 1990, Mr. Mancuso was Vice President, Exploration for Chevron Resources Company.  From November 1, 1995 to July 19, 1999 Mr. Mancuso was Chief Executive Officer of the Company.  Mr. Mancuso is Chairman and Director of Monterrico Metals PLC June 2001 to present.

Hugh Mogensen

Mr. Mogensen is a Professional Geologist (Alberta 1956).  Mr. Mogensen has operated his own private natural resources investment company for the last five years and more, and is a Director of several public natural resource companies.

Mike Smith

Mr. Smith holds a B.A. in Economics and Mathematics from Queen's University, Ontario. He has been a member of the Canadian Institute of Chartered Accountants since 1971. He is a retired partner with PricewaterhouseCoopers LLP. For the past 25 years his principal clientele have been in the mining industry.

Robert L. Zerga

 Mr. Zerga completed a B.S. in Electrical Engineering from Seattle University in 1964 and his M.B.A. from Arizona State University in 1974. Mr. Zerga was Executive Vice President & General Manager for Newmont Gold Company from November 1985 to November of 1989, Executive Vice President & Chief Operating Officer for Meridian Minerals Company from April 1989 to June 1990 and Chief Executive Officer of Independence Mining Company & Vice President of Minorco (USA) from July 1990 to January 1995 at which time he retired from full time employement. Since 1995 Mr. Zerga has served as an independent Director for several public companies.

B) Compensation

For purposes of this section "Named Executive Officers" or "NEO's" means an individual who at any time during the year was the Chief Executive Officer, the Chief Financial Officer and each of the Company's two most highly compensated executive officers or other individual at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000.

There were no other officers who earned more than $40,000 for services to the Company or any of its subsidiaries in all capacities during each of the three years ended December 31, 2003.

55

Summary Compensation Table
Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation(4) ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs granted (2) (#)	Restricted Shares r Restricted Share Units (3) ($)	LTIP Payouts ($)
Christopher Davie President and Chief Executive Officer	2003 2002 2001	$131,668 $120,000 $120,000	$40,000 - -	N/A N/A N/A	500,000 500,000 100,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
John (Jack) Engele Vice President Finance and Chief Financial Officer, since Sept 1, 2003	2003	$40,000	$10,000	N/A	500,000	N/A	N/A	US$2,250
Doris Meyer Chief Financial Officer to Sept 1, 2003 and Corporate Secretary to May 12, 2004	2003 2002 2001	C$100,000(5) C$91,797(5) C$100,000(5)	$90,000 - -	N/A N/A N/A	500,000 400,000 100,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Dorian (Dusty) Nicol Executive Vice President	2003 2002 2001	$111,667 $99,000 $96,000	$30,000 - -	N/A N/A N/A	500,000 500,000 100,000	N/A N/A N/A	N/A N/A N/A	US$3,375 N/A N/A
Colin Smith Vice President Operations, since July 1, 2003	2003	$59,500	-	N/A	100,000	N/A	N/A	N/A

(1)

Fiscal years ended December 31, 2003, 2002 and 2001.

(2)

Figures represent options granted during a particular year, See "Aggregate Option/SAR Exercises" table for the aggregate number of options outstanding at year end.

(3)

Of the options reported for each of Mr. Davie, Mr. Nicol and Ms. Meyer, 300,000 options were subject to shareholder approval to increase the number of common shares reserved for issuance under the Company's 1995 Stock Option Plan and for ratification of certain grants made thereunder. This approval was obtained at the Company's Annual General and Special Meeting of Shareholders, held on May 12, 2004.

(4)

This amount includes the Company's contributions to the executive's retirement plan (see discussion under "Retirement Plans," below).

(5)

Amounts have been paid to Golden Oak Corporate Services Ltd., a private British Columbia company 70% owned by Doris Meyer, pursuant to the terms of a contract services agreement in Canadian dollars.  The bonus was paid to Ms. Meyer directly in U.S. dollars. The average Canadian/U.S. dollar exchange rates for each of 2003, 2002 and 2001 were $1.3969, $1.5704 and $1.5488, respectively.

Retirement plans

The Company does not have any pension plans. Upon completion of the Jerritt Canyon acquisition (Note 3 to the consolidated financial statements), the Company assumed sponsorship,

from the prior owners of the Jerritt Canyon Mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees. The Company makes contributions of up to 7.5% of eligible employees' salaries. The Company's 2003 contributions since June 30, 2003, the date of assumption, were $602,702. The Company had no similar retirement plan prior to June 30, 2003.

Long-term incentive plan awards

The Company has not made any long-term incentive plan awards.

Options and SARs

The following table sets forth information concerning grants of stock options during the fiscal year ended December 31, 2003 to the Named Executive Officers. No stock appreciation rights ("SARs") were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended December 31, 2003.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Christopher Davie	200,000 300,000 (1)	9% 22%	$0.385 $0.385	$0.385 $0.385	July 27, 2008 July 27, 2008
John (Jack) Engele	500,000	22%	$0.385	$0.385	July 27, 2008
Doris Meyer	200,000 300,000 (1)	9% 22%	$0.385 $0.385	$0.385 $0.385	July 27, 2008 July 27, 2008
Dorian (Dusty) Nicol	200,000 300,000 (1)	9% 22%	$0.385 $0.385	$0.385 $0.385	July 27, 2008 July 27, 2008
Colin Smith	100,000	4%	$0.385	$0.385	July 27, 2008

(1)

The Board of Directors granted these options subject to shareholder approval which was obtained at the Company's Annual General and Special Meeting of Shareholders held on May 12, 2004.

(2)

In compliance with the Yukon Business Corporations Act, the high and low trading price of Queenstake Common Shares on the TSX for the 30 days prior to the date of grant of the Queenstake 1995 Plan options was $0.395 and $0.245 respectively.

The Company does not have any SARs (stock appreciation rights) agreements.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year to the Named Executive Officers and financial Year-End Options/SAR values

Options exercised during the most recently completed financial year to the Named Executive Officers and the monetary value of the in-the-money stock options unexercised at the end of the most recently completed financial year are in the following table.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)(3)	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable ($)(4)
Christopher Davie	100,000	$81,000	1,150,000/400,000	$375,250/$142,000
John (Jack) Engele	-	-	250,000/250,000	$88,750/$88,750
Doris Meyer	150,000	$108,250	950,000/400,000	$291,750/$142,000
Dorian (Dusty) Nicol	200,000	$134,750	1,000,000/400,000	$313,000/$142,000
Colin Smith	50,000	$14,250	25,000/25,000	$8,875/$8,875

(1)

Number of the Company's common shares acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of the Company's common shares on the TSX.

(3)

As freestanding SARs have not been granted, the number of shares relates solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of the Company's common shares on the TSX on December 31, 2003 of $0.74 per share, less the exercise price of in-the-money stock options.

Option and SAR Repricing

There were no repricing of options during the year ended December 31, 2003 and the Company has no SARs (stock appreciation rights).

Termination of Employment, Change of Responsibilities and Employment Contracts

Christopher Davie and Dorian Nicol have agreements with the Company in respect of their employment with the Company.  The base salary amounts payable under these employment agreements are reviewed annually by the Compensation Committee.

The employment agreement with Christopher Davie is for an indefinite term and may be terminated by the Company without cause provided that the Company pays in cash to Mr. Davie in a lump sum at the time of termination one and one half times his annual salary and an amount equal to six months of Mr. Davie's group health insurance premium.  If the agreement is terminated by either the Company or Mr. Davie within 90 days of a change of control Mr. Davie would be entitled to one year's salary in a lump sum within thirty days.

The employment agreement with Dorian (Dusty) Nicol is for an indefinite term and may be terminated by the Company without cause provided that the Company pays in cash to Mr. Nicol in a lump sum at the time of termination one and one half times his annual salary and an amount equal to six months of Mr. Nicol's group health insurance premium.  If the agreement is terminated by either the Company or Mr. Nicol within 90 days of a change of control Mr. Nicol would be entitled to one year's salary in a lump sum within thirty days.

John (Jack) Engele was appointed Vice President Finance and Chief Financial Officer on September 2, 2003.

Compensation of Directors

Each Director is granted stock options of the Company commensurate with his involvement and activity in the Company.  No director's fee or other compensation for serving as a director was paid in the fiscal year ended December 31, 2003.

C)  Board practices

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Shareholders unless that person ceases to be a Director before then.

Audit Committee

The Company has an Audit Committee which has the functions defined in applicable regulatory and stock exchange requirements. The Audit Committee is made up of three outside and unrelated directors, Hugh Mogensen, Peter Bojtos and Mike Smith. Mr. Smith, elected as a director on May 12, 2004, replaced Grant Edey, who resigned as a director on May 12, 2004, as a member of the Audit Committee and designated Audit Committee Financial Expert (see "Item 16A. Audit Committee Financial Expert."). The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

Corporate Governance Committee

The Corporate Governance and Nominating Committee consists of three outside and unrelated directors, Jim Mancuso, Peter Bojtos and Robert Zerga. The role of this committee is to identify individuals qualified to become Board members and select or recommend director nominees, develop and recommend to the Board corporate governance principles applicable to the Company, lead the Board in its annual review of the Board's performance and recommend to the Board director nominees for each committee.

Compensation Committee

The Compensation and Management Development Committee is made up of three outside and unrelated directors, Jim Mancuso, Hugh Mogensen and Robert Zerga. The role of this committee is to discharge the responsibilities of the Board relating to compensation of the Company's directors, Chief Executive Officer and other executive officers and to produce an annual report on executive compensation for public disclosure.

D)

 Employees

The number of employees at the end of each of the past three years, shown by location, follows:

2003

2002

2001

Denver office (USA)

  9

  4

  2

Jerritt Canyon Mine (USA)

387

  -

  -

Vancouver office (Canada)

  1

  1

  1

Mexico office

   -

  -

  3

The Jerritt Canyon Mine was acquired on June 30, 2003. The Company hired the existing work force immediately after the acquisition.

None of the Company's U.S. employees are unionized. The Company believes that labor relations at all locations are good.

E)

Share ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name, Province/State and Country of Residence	Holdings in Securities of the Company (4)		Beneficial Ownership Percentage	Exercise price of the Options (Cdn$)	Expiration Date of the Options
Christopher Davie(1)	Common Shares Options	312,481 200,000 50,000 500,000 200,000 300,000	(2)	0.25 0.155 0.315 0.385 0.385	09/16/04 06/15/05 06/02/07 07/27/08 07/27/08

Dorian (Dusty) Nicol(1)	Common Shares Options	26,754 100,000 500,000 200,000 300,000	(2)	0.090 0.315 0.385 0.385	12/08/06 06/02/07 07/27/08 07/27/08
James Mancuso	Common Shares Options	42,443 67,500 115,000	(2)	0.385 0.385	07/27/08 07/27/08
Peter Bojtos	Common Shares Options	8,000 50,000 50,000 250,000 85,000 115,000	(2)	0.155 0.090 0.315 0.385 0.385	06/15/05 12/18/06 06/02/07 07/27/08 07/27/08
Hugh Mogensen	Common Shares Options	439,944 50,000 200,000 85,000 115,000	(2)	0.090 0.315 0.385 0.385	12/18/06 06/02/07 07/27/08 07/27/08
Robert Zerga	Common Shares Options	- -	(2)
Mike Smith	Common Shares Options	- -	(2)

(1)

Of the options reported for each of Mr. Davie, Mr. Nicol and Ms. Meyer, 300,000 options were subject to shareholder approval to increase the number of common shares reserved for issuance under the Company's 1995 Stock Option Plan and for ratification of certain grants made thereunder. This approval was obtained at the Company's Annual General and Special Meeting of Shareholders, held on May 12, 2004.

(2)

Beneficial ownership is less than 1%.

Stock Option Plan

The Company has an Employees' & Directors' Share Incentive Plan (the "1995 Plan") for the purpose of enabling key personnel of the Company to participate in the growth of the Company and to provide effective incentives to such individuals. The Company amalgamated with Santa Cruz Gold Inc. in July 1999 and the existing Santa Cruz Plan will remain in place until all of the existing 165,000 options are exercised, expire or are cancelled.

The Company's 1995 Plan for directors, officers and full and part-time employees and consultants of the Company and its associated, affiliated, controlled and subsidiary companies was established on May 17, 1995 in accordance with The Toronto Stock Exchange (the "TSX") rules.  The 1995 Plan was amended with shareholder approval most recently on May 12, 2004 in order to increase the number of shares reserved thereunder to the current 30,000,000 Queenstake Common Shares.

Pursuant to the 1995 Plan, the Board may from time to time grant to directors, officers and full and part-time employees and consultants of the Company and its associated, affiliated, controlled and subsidiary companies, as the Board shall designate, the option to purchase from the Company such number of its common shares as the Board may designate.  Options may be granted on authorized but unissued common shares of the Company under the 1995 Plan, provided that the total number of common shares granted to any one optionee is not more than 5% of the issued common shares of the Company at the time of grant.  The purchase price per common share for any option granted under the 1995 Plan, as amended, shall not be less than the closing price of the Company's shares on the TSX on the trading day immediately preceding the date of grant.  Pursuant to the 1995 Plan, as amended, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 5 years from the time of grant, and will become exercisable as to 50% upon granting of the option and 50% one year later; and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

Any entitlement granted prior to the Participant, as defined in the 1995 Plan, becoming an Insider of the Company shall be excluded in determining the number of the Company's common shares issuable to Insiders.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A)  Major Shareholders

Sprott Asset Management Inc. owned 41,400,000 common shares at March 31, 2004, representing 11.2% of the Company's outstanding common shares. RBC Asset Management Inc. (a wholly-owned subsidiary of Royal Bank Holding Inc.) owned 33,000,000 common shares at March 31, 2004, representing 8.9% of the Company's outstanding common shares. To the

Company's knowledge, Sprott Asset Management and RBC Asset Management Inc. are the only major shareholders that beneficially own more than 5% of the Company's voting securities. Neither these nor any other shareholder has any special rights with respect to its common shares beyond those rights accorded to all shareholders of the Company's Common Shares.

Common Shares issued and outstanding at December 31, 2002 were 67,984,045. This amount increased by 430% to 360,312,493 at December 31, 2003 and to 369,336,868 at June 8, 2004, primarily reflecting the following issuances:  6,589,667 shares issued in a private placement in January 2003; an aggregate 2,194,531 shares issued in February and August 2003 in settlement of a Magistral joint venture note; 6,500,000 shares issued in a private placement in June 2003; 32,000,000 shares issued to the Sellers in connection with  the Company's acquisition of the Jerritt Canyon Mine in July 2003; 105,000,000 shares issued pursuant to a private placement in July 2003; 25,000,000 shares issued in another private placement in July 2003; and 11,200,000 shares issued to Midwest Mining Inc. ("Midwest") in December 2003 as part of the consideration for the Company's acquisition of Midwest's interests in Pangea and the MJV and settlement of loans owed to Midwest. These issuances are more fully discussed in Note 15 to the consolidated financial statements. As a consequence of this increase the relative ownership position of holders of 5% or greater of the Company's common shares as of December 31, 2002 or prior thereto, has been significantly reduced to levels well below 5%.

To the best of the Company's knowledge, at June 8, 2004 there were 54,414,899 common shares held by 760 registered holders in the U.S.

To the best the Company's knowledge, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B)  Related Party Transactions

See "Item 6. Directors, Senior Management and Employees - B. Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts," for information about contracts between the Company and Christopher Davie (President and Chief Executive Officer) and Dorian Nicol (Executive Vice President).

Other than as stated above, there were no material transactions that were effected within the past year (or are proposed) between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individual's family

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing an controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal year ended December 31, 2003.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8 FINANCIAL INFORMATION

A)    Consolidated Statements and Other Financial Information

This Form 20-F contains the audited consolidated financial statements of the Company for the years ended December 31, 2003, 2002 and 2001, including an Audit Report dated March 2, 2004, except as to Notes 11 and 25, which are as at March 26, 2004 with respect to the years ended December 31, 2003 and 2002; and an Audit Report dated March 8, 2002 with respect to the year ended December 31, 2001. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2003 and 2002; Consolidated Statements of Loss for the Years Ended December 31, 2003, 2002 and 2001; Consolidated Statements of Deficit for the Years Ended December 31, 2003, 2002 and 2001; and Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001. Also included are Notes to the Consolidated Financial Statements. The consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles. Except as described in Note 22 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal proceedings

There are and have been no legal proceedings that may have, or have had, significant effects on the Company's financial position or profitability.

Dividend policy

Management expects to use the Company's cash resources to expand reserves and resources, to further develop the Jerritt Canyon mine and to acquire and develop additional gold properties.  The Company does not pay dividends and does not anticipate changing this policy in the near term.

B)    Significant Changes

There have been no significant changes since the date of the audited financial statements, March 2, 2004 (except as to Notes 11 and 25, which are at March 26, 2004).

ITEM 9 THE OFFER AND LISTING

A)    Offer and Listing Details

The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange (the "TSX"), under the symbol "QRL".

The following table sets out the annual high and low market prices of the Common Shares on the TSX during the last five fiscal years.

	High (Cdn. $)	Low (Cdn. $)
2003	$0.980	$0.175
2002	$0.390	$0.090
2001	$0.140	$0.070
2000	$0.270	$0.060
1999	$0.670	$0.125

The following table sets out the high and low market prices of the Common Shares on the TSX for the last two years by fiscal quarter.

	High (Cdn. $)	Low (Cdn. $)
Fiscal 2004
First Quarter	$0.740	$0.640
Fiscal 2003
Fourth Quarter	$0.970	$0.550
Third Quarter	$0.980	$0.280
Second Quarter	$0.380	$0.175
First Quarter	$0.480	$0.250
Fiscal 2002
Fourth Quarter	$0.330	$0.180
Third Quarter	$0.300	$0.160
Second Quarter	$0.390	$0.220
First Quarter	$0.310	$0.090

The following table sets out the high and low market prices of the Common Shares on the TSX for the last six months:

	High (Cdn. $)	Low (Cdn. $)
May 2004	$0.650	$0.460
April 2004	$0.810	$0.630
March 2004	$0.790	$0.640
February 2004	$0.770	$0.650
January 2004	$0.880	$0.700
December 2003	$0.950	$0.650

The closing price of the Company's Common Shares on the TSX on June 17, 2004 was Cdn. $0.490.

B)  Plan of distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C)  Markets

The Company's Common Shares are traded on the Toronto Stock Exchange. The Company has recently applied to have its Common Shares traded on the American Stock Exchange.

D)  Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E)  Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F)  Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10 ADDITIONAL INFORMATION

A)  Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B)  Amalgamation and By-Laws

Objects and Purpose of the Company

Queenstake Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on May 3, 1977 under the name "Queenstake Resources Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. To facilitate the business combination of the Company and Santa Cruz Gold Inc. ("Santa Cruz") on June 24, 1999 the Company's shareholders passed a special resolution authorizing the continuance of the Company from the Company Act (British Columbia), R.S.B.C. 1996, as amended to Business Corporations Act (Yukon), R.S.Y. 1996, c.15, as amended (the "YBCA").  A certificate of arrangement, corporate access number 27217, dated July 19, 1999 certified the amalgamation of 18463 Yukon Inc., a wholly owned subsidiary of the Company, Santa Cruz and Queenstake, through an amalgamation by way of statutory arrangement under the YBCA as one company with the name "Queenstake Resources Ltd.".

Subject to the YBCA, there shall be no restrictions on the business which the Company may carry on or the powers it may exercise.

Interested Directors

With respect to directors, the By-Laws of the Company provide that a Director or Officer who is a party to, or who is a Director or Officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the YBCA.  Any such contract or proposed contract shall be referred to the Board or Shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or Shareholders, and a Director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as provided by the YBCA.

There is no requirement in the YBCA or in the Company's Articles of Amalgamation or By-Laws restricting the directors from voting compensation to themselves or any members of their body, whether in the absence of an independent quorum or otherwise.

Borrowing Powers

The By-Laws of the Company provide that, without limiting the borrowing powers of the Company as set forth in the Act, the Board of Directors is authorized from time to time:

a)

to borrow money upon the credit of the Company in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

b)

to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantees of the Company, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

c)

subject to the YBCA, to issue guarantees on behalf of the Company to secure the performance of the obligations of any person, and;

d)

to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Company, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Company.

There is no limit or restrictions on the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

The Board may from time to time delegate to such one or more of the Directors and Officers of the Company as may be designated by the Board all or any of the powers conferred on the Board by the By-Laws to such extent and in such manner as the Board shall determine at the time of each such delegation.

Mandatory Retirement and Share Qualification for Directors

There is no requirement in the Articles of Amalgamation or By-Laws of the Company or in the YBCA requiring retirement or non-retirement of directors under an age limit requirement nor is there any minimum shareholding required for a director's qualification.

Attributes of Common Shares

The following is a summary of the principal attributes of the Company's Common Shares (the "Shares"):

  Voting Rights.  The holders of the Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company.  The Shares carry one vote per share.  There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

  Dividends.  The holders of Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Board, out of funds or property legally available therefore or by issuing fully paid Shares of the Company.

  Profits.  Each Share is entitled to share pro-rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders on a winding up or liquidation.

  Rights on Dissolution.  In the event of the liquidation, dissolution or winding up of the Company, the holders of the Shares will be entitled to receive on a pro-rata basis all of the assets of the Company remaining after payment of all the Company's liabilities.

  Pre-Emptive, Conversion and Other Rights.  No pre-emptive, redemption, sinking fund or conversion rights are attached to the Shares, and the Shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of Shares.  There are no provisions discriminating against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

Required action to change rights of holders of Shares

The rights of holders of Shares may only be changed by a special resolution of holders of two-thirds of the issued and outstanding Shares in accordance with the requirements of the Act.

Annual and Special Meetings

The annual meeting of shareholders shall be held at such time in each year and, subject to the YBCA and to Section 10.04 of the Company's By-Laws, in Vancouver, British Columbia or at such place as the Board, the Chairman of the Board, the Managing Director or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the YBCA to be placed before the annual meeting, electing Directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.  The Board, the Chairman of the Board, the Managing Director or the President shall have power to call a Special Meeting of the shareholders at any time.  In addition, Section 144(1) of the YBCA provides that in certain circumstances the holders of not less than 5 percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the YBCA or the Articles of Amalgamation or By-Laws of the Company to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Limitations on the Right to Own Securities

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be  an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2004 WTO Review Threshold was $237,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO  investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $237,000,000 (in 2004) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economical and cultural policies;

(g)

 the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister).  On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Yukon Territory or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

Changes in Control

There are no provisions in the Company's Articles of Amalgamation or By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Disclosure of Ownership

The Company is a reporting issuer in certain Provinces and a Territory in Canada (collectively the Canadian Regulatory Authorities").  The Securities Acts of the Canadian Regulatory Authorities generally provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding voting securities is an "insider" and must, within ten days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the Company. These Securities Acts also provide for the filing of an insider report by an "insider" of a reporting issuer who acquires or transfers securities of the Company.  This insider report must be filed with the Canadian Regulatory Authorities within ten days after the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the Canadian Securities Acts.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C)  Material Contracts

The Company has entered into material contracts that are other than in the ordinary course of business during the previous two years as follows:

June 30, 2003, the Company entered into an Asset Purchase and Sale Agreement (the "Purchase and Sale Agreement") with certain subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc. ("Meridian") pursuant to which Queenstake acquired their respective 70% and 30% interests in the assets comprising the operating Jerritt Canyon Mine.  The terms of the Purchase and Sale Agreement are discussed above under "Item 4. Information on the Company-D) Property, Plant and Equipment." Assumed with the purchase of the Jerritt Canyon Mine were the following additional material contracts:

  Equipment Lease Agreement ("Master Lease") between Senstar Capital Corporation ("Lessor") and Independence-FMC Jerritt Canyon Joint Venture, dated December 29, 1995. Currently, there are two active supplements in effect as a part of the Master Lease. The first provides for an option to purchase the seven leased underground haul trucks for $338,345.55 on September 30, 2004, with monthly payments of $46,930.67 (excluding sales tax) in effect until that time. The second supplement provides for a lease for an underground loader and drill and expires in July 2007. Current and remaining monthly payments are $12,540.50 (excluding sales tax). There is an option to purchase the equipment on June 30, 2006 for $187,574.06 or to purchase the equipment at fair market value at the end of the lease term.

  Freeport-McMoRan Inc., now Crescent Technology, Inc., pursuant to that certain Patented Technology Agreement dated March 26, 1990, and that certain Unpatented Technology Agreement dated March 26, 1990.

  Oxygen Plant note to AngloGold (Jerritt Canyon) Corp. dated July 1, 2003. The note is a promise to pay to Anglogold (Jerritt Canyon) Corp. $2,000,000 according to the following schedule: $250,000 on or before the last business day of each of September, October and November of 2003; $250,000 on or before the last business day of each of March, June and September of 2004; and a $500,000 payment on or before August 31, 2005.

  Production Payment and Royalty Agreement between AngloGold (Jerritt Canyon) Corp. and AngloGold Mineral Ventures Company and Meridian Jerritt Canyon Corp. A Production Payment of $6,000,000 becomes due and owing (the payment may be paid in six quarterly installments of $1,000,000 each), at the earlier of (i) June 30, 2005 or (ii) the last day of the month following the month during which the initial Amaranth Senior Debt facility is fully repaid. At the time the production payment becomes due and owing, a Net Smelter Royalty payment goes into effect. The payment is based on a percentage, determined on a sliding scale based on the selling price of gold. That percentage is applied to the results of a calculation (Net Smelter Returns) based on sales, less allowable deductions. At the point that the Net Smelter Royalty payments equal $4,000,000 the Net Smelter Royalty converts to a Net Proceeds Interest of a perpetual 1% of net proceeds.

The Company entered into the following contracts in connection with the consolidation of its interest in the Magistral Mine and subsequent sale of Pangea Resources Inc. to Nevada Pacific Gold Ltd. Further discussion of these transactions is included in "Item 4. Information on the Company-D) Property, Plant and Equipment-Magistral Mine".

On December 15, 2003, the Company issued to Midwest Mining Inc. ("Midwest") 11,200,000 Common Shares of the Company, with an estimated fair value of $6.1 million, and 2,000,000 two-year warrants to acquire Common Shares of the Company at Cdn $1.00 each, and paid Midwest $0.9 million, all as consideration for Midwest's interest in the MJV and its 15% equity interest in Pangea Resources Inc. ("Pangea"), the Company's 85% owned subsidiary, which held the Company's interest in the MJV. As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.

On February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG, subject to a mandatory four month hold period, and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets.  Based on the fair value of the consideration received in the sale of  Pangea and related assets, the Company recognized a gain of $661,000 in fiscal 2004.  The shares of NPG trade on the TSX Venture Exchange.

D)  Exchange Controls

There are not any governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the Untied States. See "10E. Taxation," below.

E)  Taxation

Material Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act").  This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada from a fixed base therein if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to June 01, 2004.  It has been assumed that there will be no other relevant amendment of any governing law, although no assurance can be given in this respect.  This summary does not cover any provincial, local and foreign tax consequences (see "United States Income Tax Consequences" below).

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

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation - Material Canadian Federal Income Tax Consequences" above).

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

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it was not a PFIC for its fiscal years ending December 31, 1992 to 1994.  The Company believes that it was a PFIC for the fiscal years ended December 31, 1995 through to December 31, 2003.  Although it is considered unlikely, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

F)  Dividends and paying agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G)  Statement by experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H)  Documents on display

Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 999 18th Street, Suite 2940, Denver, CO 80202.

I)  Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gold Price

Changes in the market price of gold significantly affect the Company's profitability and cash flow. Gold prices can fluctuate widely due to numerous factors, such as demand; forward selling by producers; central bank sales, purchases and lending; investor sentiment; geopolitical events and global mine production levels. Based on estimates of the Company's 2004 production and expenses, a $10-per-ounce change in the gold price would result in an increase or decrease of approximately $3 million in cash flow from operations and approximately $3 million in pre-tax net income.

The Company sells its gold production at the prevailing market prices. The Company has no gold forward sales commitments.   At December 31, 2003, the Company had 265,014 gold put options, each with a strike price of $330 per ounce and a maximum settlement value of $40 per ounce.

The put options expire monthly through June, 2005 with a total of 209,202 puts expiring through 2004 and 55,812 puts expiring in the first six months of 2005.

The put options mitigate the risk of significant decreases in the market price of gold, over the term of the put options.  At December 31, 2003, because the prevailing market price of gold was significantly higher than the strike price of the put options, the total fair value of the put options represented an unrealized loss of $2.9 million.

Foreign Currency

All the Company's revenues and substantially all of the Company's expenses are denominated in U.S. dollars.  The Company's 2003 operating results and gold reserve estimates therefore are not subject to currency exchange risk.  Similarly, the Company's expected 2004 operating results and gold reserve estimates are not subject to currency exchange risk.

Historically, the Company's principal source of equity capital was Canada, and prospectively, Canada is expected to remain an important source of future equity, together with the United States.  Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars.  A $0.01 change in the Canadian/US dollar exchange rate would increase or decrease by approximately U.S. $5,000 the amount of U.S. dollars that can be purchased with Cdn. $1 million.  The Company believes that the risk of material loss as a result of an adverse prolonged change in the Canadian/U.S. dollar exchange rate is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use currency exchange contracts to fix exchange rates.

Interest Rate Risk

The Company currently has minimal debt and thus no material interest rate exposure related to debt.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor any persons has (i) modified materially any instrument defining the right of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2003, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2003, there were no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are Peter Bojtos, Hugh Mogensen and Mike Smith.  The Board has designated Mike Smith as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Smith is "independent" as that term is defined under the rules of the American Stock Exchange.

ITEM 16B CODE OF ETHICS

In 2003, the Company adopted a Code of Conduct (the "Code") that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Company is currently revising the Code so as more expressly to conform with components of a code of ethics as defined under the Sarbanes-Oxley Act of 2002.  The Company will provide to any person, without charge, upon request, a copy of the revised Code.  A person may request a copy by telephoning the Company at (303) 297-1557, or by writing to the Company at 999 - 18th Street, Suite 2940, Denver, Colorado 80202.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Staley, Okada & Partners, Chartered Accountants ("Staley Okada") to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$ 62,773	$ 52,774
Audit-Related Fees (2)	-0-	-0-
Tax Fees (3)	4,394	3,633
All Other Fees (4)	-0-	-0-
Totals	$ 67,167	$ 56,407

NOTES:

(1)  "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

(3)  "Tax Fees" represent fees for tax compliance and tax advice.

(4) Except as noted above, there were no other fees billed to the Company for each of the last two fiscal years ended December 31, 2003 and 2002 by Staley, Okada.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company's independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for 2003 were approved by the Audit Committee.  The Audit Committee reviews with Staley Okada whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, starting in 2004, fees paid to the independent auditors for non-audit services in any year should not exceed 50% of the total Audit Fees for that year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended December 31, 2003, which is the period covered by this Annual Report on Form 20-F.

ITEM 17 FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

ITEM 18  FINANCIAL STATEMENTS

See Item 17.

ITEM 19 EXHIBITS

The following exhibits are attached and incorporated herein:

*1.1

Certificate of Continuance of Queenstake Resources Ltd. to the Yukon dated June 24, 1999 as set out in the attached Articles of Continuance, under section 190 of the Business Corporations Act (Yukon)

*1.2

Certificate of Arrangement of Queenstake Resources Ltd., Santa Cruz Gold Inc. and 18463 Yukon Inc. effective June 29, 1999

*1.3

Certificate of Amalgamation of Queenstake Resources Ltd. dated July 19, 1999, Articles of Amalgamation and By-laws

4.1

Purchase Agreement, dated as of February 2, 2004, among the Company, Pangea Resources Inc. and Nevada Pacific Gold Ltd.

4.2

Credit Agreement, dated as of July 3, 2003, between Queenstake Resources U.S.A. Inc., as Borrower, and Amaranth LLC as Lender

4.3

Asset Purchase and Sale Agreement, dated as of May 30, 2003, by and among AngloGold Meridian Jerritt Canyon Joint Venture, AngloGold (Jerritt Canyon) Corp., AngloGold Mineral Ventures Company and Meridian Jerritt Canyon Corp., as Sellers, Queenstake Resources U.S.A. Inc. as Buyer, and the Company, as Guarantor

4.4

Amended and Restated Promissory Note, dated June 30, 2003, in the principal amount of US $2,000,000. made by Queenstake Resources U.S.A. Inc. in favor of AngloGold (Jerritt Canyon) Corp.

8

List of Subsidiaries

12.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Incorporated by reference to the exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as filed with the Commission.

MANAGEMENT'S REPORT

Management's Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements necessarily include some amounts that are based on management's best estimates, which have been made using careful judgment.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Queenstake Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting of non-executive directors.  The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the consolidated financial statements and financial reporting matters.

The consolidated financial statements have been audited by Staley, Okada & Partners, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management.  Their report follows.

/s/ Christopher Davie	/s/ John F. Engele
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

March 2, 2004

Report of Independent Registered Chartered Accountants

To the Shareholders of Queenstake Resources Ltd.:

We have audited the consolidated balance sheets of Queenstake Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003 and 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of the operations of the Company and its cash flows for the years ended December 31, 2003 and 2002 in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements as at December 31, 2001 and for the year then ended, prior to adjustment for the change in reporting currency as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 2, 2002.  We have audited the adjustments to the 2001 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ Staley, Okada & Partners

Vancouver, B.C.	STALEY, OKADA & PARTNERS
March 2, 2004, except as to Notes 11 and 25, which are as at March 26, 2004	CHARTERED ACCOUNTANTS

QUEENSTAKE RESOURCES LTD.

Notes to the Consolidated Financial Statements

Year ended December 31, 2001

Report of Independent Registered Chartered Accountants

To the Shareholders of

Queenstake Resources Ltd.

We have audited the consolidated statements of loss and deficit and cash flows of Queenstake Resources Ltd. for the year ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the operations of the Company and its cash flows for the year ended December 31, 2001 in accordance with accounting principles generally accepted in Canada.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia

March 8, 2002

CONSOLIDATED BALANCE SHEETS

Years ended December 31, 2003 and 2002

(In Thousands of U.S. Dollars)		**2003**		2002
ASSETS				
Current assets				
Cash and cash equivalents	$	**9,536**	$	112
Trade and other receivables		**209**		402
Inventories (note 4)		**4,858**		-
Prepaid expenses (note 5)		**4,097**		-
Deferred financing costs (note 6)		**3,345**		-
Assets to be disposed of by sale (note 7)		**8,074**		-
Loan to Magistral Joint Venture (note 9)		-		1,150
Total current assets		**30,119**		1,664
Restricted cash (note 8)		**26,338**		-
Investments (note 9)		-		2,928
Property, plant and equipment, net (notes 3 & 10)		**40,541**		43
Other (note 5)		**946**		-
Total assets	$	**97,944**	$	4,635
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**6,878**	$	66
Term loan (note 11)		**9,952**		-
Other current liabilities (note 12)		**4,057**		-
Total current liabilities		**20,887**		66
Other long-term obligations (note 13)		**6,498**		-
Reclamation and mine closure (note 14)		**25,771**		-
Total liabilities		**53,156**		66
Non-controlling interest		-		407
Shareholders' equity				
Common shares, no par value, unlimited number authorized				
Issued and outstanding 360,312,493 (2002 - 67,984,045) (note 15)		**84,774**		36,835
Contributed surplus		**152**		152
Convertible securities (note 16)		**483**		-
Stock option compensation		**2**		3
Deficit		**(40,623)**		(32,828)
Total shareholders' equity		**44,788**		4,162
Total liabilities and shareholders' equity	$	**97,944**	$	4,635

Commitments (note 23)

Subsequent events (note 25)

The accompanying notes form an integral part of these consolidated financial statements

Approved on behalf of the Board:

/s/ James Mancuso
Director

/s/ Christopher Davie
Director

(In Thousands of U.S. Dollars, except per share amounts)		**2003**		2002		2001
Gold sales	$	**54,912**	$	-	$	-
Costs and expenses						
Operating		**40,667**		-		-
Depreciation, depletion and amortization		**9,240**		7		7
General and administrative		**1,936**		982		568
		51,843		989		575
Earnings (loss) from operations		**3,069**		(989)		(575)
Other income, net of other expense		**(148)**		(431)		(36)
Interest expense (note 17)		**4,936**		3		116
Foreign exchange (gain) loss		**(172)**		43		240
Non-cash loss on early conversion of debt		-		439		-
Non-controlling interest		-		12		-
Loss on dilution of interest in mineral resource property		-		-		2,927
Provision for impairment of Magistral Joint Venture (note 9)		**6,248**		-		-
		10,864		66		3,247
Net loss	$	**(7,795)**	$	(1,055)	$	(3,822)
Net loss per share - basic and diluted		**($0.04)**		($0.02)		($0.08)
Weighted average number of shares outstanding (000's) - basic		**185,866**		62,191		46,751

(In Thousands of U.S. Dollars)		**2003**		2002		2001
Deficit, beginning of period	$	**(32,828)**	$	(31,684)	$	(27,862)
Net loss		**(7,795)**		(1,055)		(3,822)
Accretion of liability component of convertible note		-		(89)		-
Deficit, end of period	$	**(40,623)**	$	(32,828)	$	(31,684)

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.   Nature of operations

Queenstake Resources Ltd. ("Queenstake" or the "Company") engages in the production and sale of gold, including related activities such as mining, processing, developing and exploring.  The Company's principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003.  The Company also owns the Magistral gold mine in Sinaloa, Mexico, which was held for sale at December 31, 2003 and sold subsequent to the period end (Note 7).

 2.   Significant accounting policies and basis of presentation

Basis of presentation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For the purposes of these financial statements these principles conform, in all material respects, with generally accepted accounting principles in the United States, except as described in Note 22.

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine in Nevada, discussed more fully in Note 3. These financial statements and the accompanying notes include the effects of this purchase and related financing, the results of operations of the Jerritt Canyon Mine since July 1, 2003, and all adjustments necessary to present fairly, in all material respects, the financial position, results of operations, and cash flows.  The format and presentation of these financial statements have been altered from that used in previous periods to present the financial information on a basis that is consistent with the nature of operations (Note 1).  Accordingly, certain of the comparative numbers have been reclassified to conform to the current period's presentation.

Effective December 31, 2003, the Company's reporting currency was changed from Canadian dollars to U.S. dollars.  The Company's revenues are earned in U.S. dollars; substantially all of the Company's costs are incurred in U.S. dollars; and the Company's executive offices are located in the U.S.  The comparative financial statements from prior periods have been restated to reflect this change.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company").  All material intercompany transactions and balances have been eliminated.  The Company's active subsidiaries and percentage of ownership at December 31, 2003 are as follows:

  Queenstake Resources U.S.A. Inc. (Delaware) - 100%

  Castle Exploration Inc. (Colorado) - 100%

  Pangea Resources Inc. ("Pangea") (Arizona) - 100%   (85% at December 31, 2002)

Until December 15, 2003, the Company owned 85% of Pangea, which owned 50% of the Magistral Joint Venture (the "MJV"), which owned the Magistral mine in Sinaloa, Mexico.  Under the terms of the financing arrangement for the MJV, the Company had no significant influence over the operation of the MJV, consequently the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, and the accounts of the MJV were excluded from the Company's consolidated financial statements.  As more fully discussed in Note 7, on December 15, 2003, the Company acquired the remaining 15% of Pangea and the remaining 50% of the MJV.  On December 19, 2003, the Company agreed to the terms of a proposed sale of Pangea and its related assets including the Magistral mine in an arm's-length transaction, and the sale was completed on February 2, 2004.  Accordingly, at December 31, 2003, the Company's investment in Pangea and the Magistral mine was accounted for as assets to be disposed of by sale, valued at the lower of carrying value or fair value.

 Foreign currencies

Effective December 31, 2003, the Company's reporting currency was changed from Canadian dollars to U.S. dollars.  The Company's revenues are earned in U.S. dollars; substantially all of the Company's costs and liabilities are incurred in U.S. dollars; and the Company's executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.

For the restatement, the Company followed the method suggested by the Emerging Issues Committee ("EIC") in release number EIC-130 dated 24 July 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

Prospectively, the activities of Queenstake Resources Ltd., the Canadian parent company, are considered to be integrated.  Accordingly, for the conversion of the related Canadian dollar denominated accounts, the temporal rate method will be used, whereby monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses are included in the respective statement of operations.

Revenue recognition

Revenue from the sale of gold is recognized in the accounts when title and the risks and rewards of ownership pass to the buyer.

Inventories

Finished goods inventories are valued at the lower of cost or net realizable value. Cost valuations are based on the related three-month period's average costs.

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies inventories are valued at the lower of average cost or replacement cost, net of a provision for obsolescence.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and depletion.  Cost includes acquisition and related costs, exploration and development costs incurred on existing ore bodies and exploration and development costs incurred to further define reserves and resources deemed capable of commercial production.  Depletion of mine properties and intangible assets is charged on a units-of-production basis over proven and probable reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to six years.

Long-lived assets are evaluated for impairment at the end of each reporting period.  Estimated undiscounted future net cash flows for the Jerritt Canyon Mine are calculated using estimated production, gold sales prices, operating costs, capital costs, and reclamation and closure costs. If it is determined that the carrying value exceeds estimated undiscounted future net cash flows from an operation, then a write-down would be recorded, with a charge to operations.

Provision for reclamation and mine closure

Reclamation and mine closure obligations for the Jerritt Canyon Mine are recognized at fair value. The estimate of the fair value is based on the amount of cash exchanged in an arm's-length transaction in which these obligations have been effectively funded (Notes 3, 8 and 14). The fair value of the estimated reclamation and mine closure obligations for the Jerritt Canyon Mine were recorded as a liability on acquisition.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders' equity, revenue and expenses reported in these financial statements.  The most significant of these estimates and assumptions are those that use estimates of proven and probable gold reserves.  Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, and the rate at which amortization is charged to earnings.  The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments with terms to maturity of less than 90 days from the date of inception.

Loss per share

Earnings (Loss) per share is calculated by dividing the net earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.  Basic and diluted loss per share are the same because inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described more fully in Note 15.  In 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants, CICA 3870, for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, using a fair value based method. As permitted under the recommendations, the Company elected to adopt the disclosure-only provisions of the standard, whereby pro-forma net income (loss) and pro-forma earnings (loss) per share are disclosed in the notes to the consolidated financial statements, for stock options granted to directors and employees, using a fair-value based method. Any consideration paid by directors, employees and non-employees on the exercise of stock options or the purchase of stock is credited to capital stock. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of completion of performance or vesting of the options granted, using a fair value based method.  No compensation expense is recognized for these plans when stock options are issued to employees or members of the Board of Directors.  Any consideration paid by the optionees upon exercise of stock options is recorded as an increase to share capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company's stock-based plans when the options or incentives were granted.  Consideration paid by directors, officers and employees on exercise of stock options was credited to share capital.

Effective January 1, 2004, the Company is adopting the amended Canadian accounting standard for stock-based compensation, which will require the use of the fair value method to measure and recognize in the accounts on a retroactive basis all stock-based compensation associated with stock options granted from January 1, 2002.

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

Non-interest-bearing notes payable

Notes payable for which no interest rate has been defined, are recorded at fair value based on the Company's estimated cost of similar debt, and periodic accretion is recorded as interest expense.

Long-lived assets to be disposed of by sale

Long-lived assets or groups of assets available for immediate sale, include assets for which the Company has an approved plan to sell; which the Company is actively marketing for sale and expects to complete a sale within one year at a price that approximates current fair value; and for which a sale within one year would be considered probable.  Such assets are classified as assets to be disposed of by sale, and are measured at the lower of carrying value or fair value, less cost to sell. No amortization is recognized for assets to be disposed of by sale.  Interest and other expenses attributable to the liabilities of the disposal group will be accrued until disposal is completed.

Warrants

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities. Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares.  The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

Put options

The Company uses gold put options, as required under the conditions of a term loan, to reduce the risk of falling gold prices.   Option premiums paid are deferred and netted against gold sales revenue when the options expire or are exercised (Note 13).

Other recent accounting pronouncements

The Emerging Issues Task force of the U.S. Financial Accounting Standards Board ("FASB") has as part of its agenda a review of a broad range of accounting policies relating to the mining industry.  Should this result in changes to U.S. GAAP, the move to harmonize the two GAAP's may well result in changes to Canadian GAAP.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."  Such standard requires any gain or loss on extinguishments of debt to be presented as a component of continuing operations (unless specific criteria are met) whereas SFAS No. 4 required that such gains and losses be classified as an extraordinary item in determining net income.  Upon adoption of SFAS No. 145, the Company reclassified any extraordinary gains and losses on the extinguishments of debt recorded in prior periods to continuing operations.  The adoption of SFAS 145 did not have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan.  SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."  Under SFAS No. 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan.  The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS 146 did not have a material effect on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."  This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  This standard also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The disclosure requirements of SFAS No. 148 are required to be included in the summary of significant accounting policies.

In May 2003, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances).  In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment.  This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety.  For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not affect the Company's financial position or results of operations.

3.   Acquisition of the Jerritt Canyon Mine

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the "Purchase and Sale Agreement") with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc., (collectively the "Sellers") pursuant to which the Company agreed to acquire the Sellers' respective 70% and 30% interests in the assets comprising the Jerritt Canyon gold mine ("Jerritt Canyon"), located in the Independence Mountain Range, 50 miles north of Elko, Nevada. The acquisition closed on June 30, 2003.  The Jerritt Canyon Mine comprises four underground mines which, together with extensive stockpiles, feed ore to a 1.5 million ton per year capacity ore processing plant.  The Jerritt Canyon Mine includes a highly prospective, approximately 100 square mile land position, together with a geological data base compiled over the past 25 years.

The Jerritt Canyon acquisition was completed at arm's-length.  Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers: $1.5 million and issued 32  million common shares of the Company with a fair value of $4.1 million.  In addition, $6.0 million is payable to the Sellers in quarterly installments of $1.0 million, commencing on the earlier of repayment of the Company's term loan (Note 11), including any restructuring or refinancing thereof, or June 30, 2005.  The fair value of this series of payments was estimated at $4.5 million at the time of the acquisition.  A net smelter return royalty on the Jerritt Canyon Mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is also payable to the Sellers commencing on the earlier of the repayment of the term loan, including restructuring or refinancing thereof, or June 30, 2005.  The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.

The Company also assumed certain of the Sellers' liabilities associated with the Jerritt Canyon Mine and all of the Sellers' Jerritt Canyon related reclamation and environmental liabilities.  These liabilities are reported on a fair value basis and are more fully discussed in Notes 8 and 14.

The fair value of the reclamation liability was independently estimated at $25.8 million as at June 30, 2003 by American Insurance Group Environmental ("AIG"), a division of American International Companies. This amount has been fully funded through an environmental risk transfer program (the "ERTP") underwritten by AIG.

The Jerritt Canyon acquisition related costs and the ERTP were funded by issuing equity (Note 15) and by way of a term loan (Note 11).  The acquisition was accounted for using the purchase method.

Allocation of the purchase price is summarized in the table below.

4.

Inventories

All inventories are associated with the Jerritt Canyon Mine.

5.

Prepaid expenses

As a condition of the Jerritt Canyon term loan (Note 11), the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005, inclusive.  The puts each have a strike price of $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts was deferred and is being settled each month based upon the respective number of puts expiring or exercised in that month (Note 13).  The term loan lender has guaranteed these payments.  As consideration for the guarantee, the lender received 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 3, 2005 and 2,000,000 share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008. Fair value of these warrants has been estimated at $0.3 million.  This amount will be recognized as a financing cost over the term of the puts.

6.   Deferred financing costs

Direct costs incurred in arranging the Jerritt Canyon term loan have been deferred and will be amortized with the repayment of the term loan. The Company paid its financial adviser a cash fee of 4% of the principal amount of the term loan.  In addition, the Company paid the lender's direct costs and paid the lender a cash fee of 3% together with the issue of 35,000,000 five-year share purchase warrants with a nominal exercise price of Cdn  $0.01 per share expiring on July 7, 2008. Fair value of these warrants has been estimated at $5.7 million.  At December 31, 2003, the term loan (Note 11) had been reduced by 50% from the original loan amount.

7.   Assets to be disposed of by sale

Until December 15, 2003, the Magistral gold mine ("Magistral") in Sinaloa, Mexico, was a 50/50 joint venture between Midwest Mining Inc. ("Midwest"), and the Company's 85% owned subsidiary, Pangea Resources Inc. ("Pangea").  Midwest owned the remaining 15% of Pangea.

Midwest had provided project financing to the Magistral Joint Venture (the "MJV") as part of its joint venture earn-in, and had retained the right to preferential loan payback of $6.625 million, plus interest, from project cash flows.  Until this amount was fully repaid to Midwest, the Company had no significant influence over the operations of the MJV.

Magistral was constructed through 2002, and began commercial production on January 1, 2003.  Although the Company was the operator of the MJV, it had no significant influence over the operation of the MJV.  Accordingly, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment. The accounts of the MJV were not included in the Company's consolidated financial statements.  Similarly, the Company did not report gold production from the MJV during 2003.

In September 2003, an upward trend in repair costs for the mining equipment at the Magistral mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability.  After considering the resulting operating deficits, the apparent need for significant additional capital, and the preferential nature of the repayment of loans made by Midwest to the joint venture, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings (Note 9).

In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon Mine, the Company determined that it would no longer participate nor provide additional capital to the MJV.  Accordingly, the Company committed to a plan to sell its interest in the MJV.  In order to facilitate this sale, the Company recognized the need to consolidate ownership in Pangea and its related assets including the Magistral mine, and to eliminate the MJV debt, including the preferential loan payback.

On December 15, 2003, the Company issued to Midwest 11,200,000 common shares of the Company and 2,000,000 two-year warrants to acquire common shares of the Company for Cdn $1.00 each and paid Midwest $900,000, all in consideration for Midwest's 15% interest in Pangea, Midwest's 50% interest in the MJV, and full settlement of all of the MJV's loans and accrued interest owed to Midwest, including the preferential loan.  The fair value of the common shares has been estimated at $6.1 million; fair value of the warrants has been estimated at $0.2 million. As a result of this transaction, the Company owned 100% of Pangea and 100% of the Magistral mine, with no related project financing repayment obligations to Midwest.

In December 2003, the Company also settled or provided for all outstanding Pangea and/or Magistral mine debts to third parties.

On December 19, 2003, the Company agreed to terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell Pangea and all its related assets including the Magistral mine to NPG for a total of $7.0 million in cash and 2,000,000 common shares of NPG.  Subsequent to the period end, on February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets.  Accordingly, at December 31, 2003, the Company classified the group of assets sold to NPG as "assets to be disposed of by sale", a current asset.

The Company believes that fair value of the consideration received and receivable from NPG equals or exceeds the carrying value of the assets to be disposed of by sale.  Carrying value of the assets to be disposed of by sale at December 31, 2003 comprises:

Following are unaudited, condensed financial statements of the MJV, on a 100% basis, at December 31, 2002 which was the date on which Magistral mine construction and commissioning were deemed complete; and as at December 14, 2003, the day before the Company purchased Midwest's interest in the project, and classified the purchase as assets to be disposed of by sale.

Subsequent to the period end, on February 3, 2004, the $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan incurred for the Jerritt Canyon acquisition.  Cash which may be realized from the 2,000,000 common shares of NPG and the $3.0 million note issued by NPG will be used to further reduce the term loan and/or to support exploration and underground development activities at the Company's principal operation, the Jerritt Canyon Mine.   Accordingly, the Company believes that this disposition will have no material adverse effect on the Company's future operating results.

8.   Restricted cash

As part of the consideration for the Jerritt Canyon Mine, the Company assumed the liability for final reclamation and closure of the mine (Notes 3 and 14).  On June 30, 2003, the Company purchased from American Insurance Group ("AIG") an environmental risk transfer program (the "ERTP").  The total cost of the ERTP was $32.7 million. Of this $32.7 million, $25.8 million was deposited in an interest-bearing account with AIG (the "Commutation Account").  The Commutation Account principal plus interest earned on the principal are reserved exclusively to pay the Jerritt Canyon Mine's currently existing reclamation and mine closure liabilities.

The remaining $6.9 million comprises premiums paid to AIG and Nevada state taxes on the ERTP transaction.  This remaining amount is considered a non-current asset (Note 10) and will be amortized over the life of the mine on a units-of-production basis.

9.       Investments

In September 2003, based on operating deficits, the apparent need for significant additional capital, and the required preferential payback of the project loans made by Midwest Mining Inc., the Company concluded that its long-term investment in the Magistral Joint Venture was impaired and took a charge of $6.2 million to earnings.  See also Note 7.

On August 21, 2003 the Company sold its entire investment of 300,000 shares of Monterrico Metals PLC for net proceeds of $0.5 million, and realized a gain of $0.5 million on the sale.

10.   Property, plant and equipment, net

December 31, 2003			December 31, 2002		
	Cost	Accumulated depreciation & amortization	Net	Cost	Accumulated depreciation & amortization	Net
Mineral properties and deferred costs						
Jerritt Canyon (Nevada)	**$ 27,976**	**$ (5,912)**	**$ 22,064**	$ -	$ -	$ -
Environmental risk transfer program (Nevada)	**6,892**	**(1,617)**	**5,275**	-	-	-
Plant and equipment						
Jerritt Canyon (Nevada)	**14,885**	**(1,708)**	**13,177**	-	-	-
Subtotal Jerritt Canyon[1]	**49,753**	**(9,237)**	**40,516**	-	-	-
Mining equipment (Mexico)	-	-	-	44	(36)	8
Office equipment, U.S.A.	**36**	**(11)**	**25**	81	(46)	35
	$ 49,789	**$ (9,248)**	**$ 40,541**	$ 125	$ (82)	$ 43

[1] Jerritt Canyon cost basis

	Acquisition cost	2003 additions	**Cost basis**
Mineral properties and deferred costs	**$ 22,888**	**$ 5,088**	**$ 27,976**
Environmental risk transfer program	**6,892**	**-**	**6,892**
Plant and equipment	**14,100**	**785**	**14,885**
	$ 43,880	**$ 5,873**	**$ 49,753**

See Notes 3 and 8.

11.   Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC ("Amaranth"), the proceeds of which were used to partially fund the Jerritt Canyon acquisition (Note 3) and related ERTP (Note 8).   The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%.  The repayment term is two years, expiring June 30, 2005.  Minimum required quarterly repayments are $2.5 million plus accrued interest, with additional monthly "cash sweep" repayments equal to 85% of the cash on hand exceeding $3.5 million.  Prepayments can be made, without penalty, at any time.  The term loan is secured by all of the assets of the Company, and is subject to standard industry covenants for a loan of this size and nature.  Amaranth has also guaranteed the payment of the deferred put option premiums discussed in Note 5.

At December 31, 2003, the term loan balance is $9.95 million as a result of scheduled amortization, cash sweeps and voluntary prepayments.

Subsequent to the period end, on February 3, 2004, the term loan was reduced by a further amount of approximately $4.0 million, to approximately $6.0 million, as the cash proceeds received at the close of the sale of Pangea to NPG were applied to the term loan (Note 7).

Subsequent to the period end, on March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the current $6 million term loan, and to repay the approximately $1 million Oxygen plant note (Note 13); and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by current term loan lender, Amaranth (Note 5). The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral mine (Note 7). The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%.  The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

12.   Other current liabilities

13.   Other long-term obligations

As a condition of the Jerritt Canyon term loan (Note 11), the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005.  The puts each have a strike price of U.S. $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts was deferred and is being settled each month based upon the respective number of puts expiring or exercised in that month.

At December 31, 2003, the total put option premiums payable relate to 265,014 put options, maturing as follows:

As a part of the cost of the Jerritt Canyon acquisition the Company assumed a $2.0 million interest-free note owed to AngloGold for an oxygen plant.  The terms require payments of $250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005.  At December 31, 2003, $1.25 million remains to be paid. This amount has been valued at fair value, estimated at $1.1 million, applying a discount factor based on the current effective interest rate of the term loan (Note 11).  The note will be accreted by the implied interest cost over the life of the debt.

Also as a part of the cost of the Jerritt Canyon acquisition, the Company has agreed to pay the Sellers a $6.0 million production payment by way of quarterly payments of $1.0 million, to begin at the earlier of full repayment of the term loan (Note 11), including any restructuring or refinancing thereof, or June 30, 2005.  The production payment has been valued at fair value, estimated at $4.8 million at December 31, 2003, applying a discount factor based on the current effective interest rate of the term loan.  This amount will be accreted by the implied interest cost over the life of the debt.

14.   Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company's provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

As part of the consideration for the Jerritt Canyon Mine acquisition, the Company assumed the liability for final reclamation and closure of the mine (Notes 3 and 8).  On June 30, 2003, the Company purchased from American Insurance Group ("AIG") an environmental risk transfer program (the "ERTP").  The ERTP includes several components: a Commutation Account, reclamation cost cap insurance, pollution liability insurance, and surety bonds.

Commutation Account

Integral to the ERTP is the commutation account discussed in Note 8, the required amount of which was independently estimated by AIG. The terms of the ERTP (discussed below) contemplate that the currently existing Jerritt Canyon reclamation liability will not exceed the Commutation Account balance plus interest earned on the Commutation Account.  Therefore, the reclamation liability of $25.8 million now equals, and will continue to equal, the Commutation Account balance.  This is consistent with the intent of CICA Handbook section 3110, Asset Retirement Obligations.

Reclamation cost cap insurance

The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  The insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the defined maximum.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years.

Surety bonds

AIG has posted a total of $33.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection, to provide these agencies assurance that the Company will meet its reclamation obligations.

15.   Share Capital

The Company is authorized to issue an unlimited number of common shares.

Common shares

During the years ended December 31, 2002 and 2001, changes in share capital were as follows:

On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing, the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1.0 million.  The first tranche of 5,060,000 common share purchase warrants entitles the holder to purchase one common share at an exercise price of Cdn $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrants entitles the holder to purchase one common share at an exercise price of Cdn $0.30 at any time until January 30, 2004.  The Company paid a total cash finders' fee of $94,000 and issued 506,000 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.26 at any time until January 15, 2004 and 152,967 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.26 at any time until January 30, 2004.

On February 14, 2003 the Company issued 1,194,531 shares of the Company to settle a Magistral Joint Venture note for $250,000, which became due on January 30, 2003.  On August 28, 2003 the Company issued 1,000,000 shares of the Company to settle its 50% share of a Magistral Joint Venture note for $600,000, which became due on August 7, 2003.  In both cases, fair value of the shares issued was equal to the note amount settled.

On June 12, 2003 the Company issued 6,500,000 common shares and 6,500,000 common share purchase warrants for gross proceeds of $0.9 million.  Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until December 11, 2004. The Company paid a cash brokers' fee of $52,000 and issued 390,000 brokers' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until June 11, 2004.

On July 1, 2003 the Company issued 32,000,000 common shares to the Sellers; fair value has been estimated at $4.1 million.

On July 2, 2003, subscription receipts previously issued and sold on June 25, 2003, for gross proceeds of $15.7 million were exercised for no additional consideration, and the Company issued 105,000,000 common shares and 52,500,000 common share purchase warrants.  Each warrant will entitle the holder to purchase one common share at an exercise price of Cdn $0.25 until June 25, 2005.

On July 4, 2003 the Company issued 25,000,000 units at Cdn $0.20 each on a private placement basis for gross proceeds of  $3.7 million.  Each unit comprised one common share and one half a common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at an exercise price of Cdn $0.25 until June 25, 2005.  The Agents were issued broker warrants on the two equity financings entitling them to purchase at an exercise price of Cdn $0.22 per share, 6,300,000 common shares until June 25, 2004 and 1,500,000 common shares until July 3, 2004 in addition to receiving a 6% cash commission totalling $1.2 million.

On December 15, 2003, the Company issued to Midwest Mining Inc. 11,200,000 common shares of the Company and 2,000,000 two-year warrants to acquire common shares of the Company for Cdn $1.00 each, and as part of the consideration for the Company acquiring Midwest's 15% interest in Pangea, Midwest's 50% interest in the MJV, and full settlement of all of the MJV's loans and accrued interest owing to Midwest, including the preferential loan (Note 7).  The fair value of the common shares has been estimated at $6.1 million; fair value of the warrants has been estimated at $0.2 million.

Stock option plans

At December 31, 2003 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The 1995 Plan is the only active incentive stock option plan.  It was established on May 17, 1995, and amended most recently on June 5, 2003.  A maximum of 7,600,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting.  Shareholder approval is required to increase the number of options available for grant under the 1995 Plan.  One half of any options granted are exercisable immediately and the remainder vest and become exercisable one year later.

The following table sets out the activity in Company's incentive stock option plans for the years ending December 31, 2003, 2002 and 2001:

Options outstanding at December 31, 2003 are exercisable in the following amounts and exercise prices:

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"), encourages, but does not require, companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning before January 1, 2004, based on the fair value of options granted.  For fiscal 2003, the Company has elected to continue to measure stock-based compensation using the fair value method prescribed in CICA 3870 on a disclosure-only basis, and to provide such disclosures of the pro forma effects on earnings (loss) and earnings (loss) per share in the notes to the consolidated financial statements.  In the twelve months ended December 31, 2003, the Company issued 3,900,000 options to employees and directors under its Stock Option Plan.  50% of this total vested and became exercisable immediately, while the remaining 50% vest one year from the issue date.  1,360,000 of these options are subject to shareholder approval.  The following is the pro-forma effect on the Company's consolidated statement of operations, had the Company recorded compensation expense under the fair-value method for the vested portion of the options granted in 2003 together with the related compensation expense for the vested portion of options granted in 2002.

In preparing these fair value estimates for 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Warrants

In addition to the warrants issued as described above, on March 4, 2003 the Company issued Standard Bank London ("Standard") 500,000 share purchase warrants at an exercise  price of Cdn $0.30 and expiring on March 5, 2007 and 500,000 share purchase warrants at an exercise price of Cdn $0.315 and expiry of September 26, 2007.  Standard was acting as financial advisor to Queenstake and the warrants are a part of their fee for services.  On June 11, 2003, the Company issued Westwind Partners Inc. 1,000,000 share purchase warrants at an exercise price of Cdn $0.20 and expiry of June 11, 2004.  Westwind was a financial advisor to Queenstake and the warrants are a part of their fee for services. The fair value of these warrants has been recorded as share issuance costs.

On July 8, 2003, the Company issued Amaranth, the Jerritt Canyon term loan lender, 35,000,000 five-year share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008, as a component of Amaranth's fees. Fair value of these warrants has been recorded as deferred financing cost (Note 6).  Also on July 8, 2003, the Company issued Amaranth 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 3, 2005 and 2,000,000 share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008, as consideration for their guarantee of the Company's gold put option premiums. Fair value of these warrants has been recorded as a prepaid expense (Note 5).

For the year ended December 31, 2003, warrants issued and exercised were:

Subsequent to the year ended December 31, 2003,  6.6 million warrants have been exercised for total proceeds of $1.2 million.

Shareholder rights plan

Effective September 26, 2003 the Company adopted a Shareholder Rights Plan, subject to the ratification by the Company's shareholders at a meeting within six months.  This Shareholder Rights Plan expired March 26, 2004.

16.   Convertible securities

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities.  Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares. Warrants issued for goods and services are discussed in Notes 5, 6, 7 and 15.  The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

17.   Interest expense

See Notes 6, 11 and 13.

18.   Income taxes

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at December 31, 2003 are as follows:

The Company has income tax loss carry-forwards of approximately $16.9 million, which may be used to reduce future income taxes otherwise payable and which expire principally in the years 2005 to 2011. The tax benefit of the above noted loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

19.   Segmented information

The Company operates only in the gold sector within two geographic segments: the Jerritt Canyon Mine in the United States and the Magistral Joint Venture, in Mexico.  Currently, revenues are earned exclusively at the Jerritt Canyon Mine.  Notes 7 and 10 provide disclosure of geographic location of assets.

20.   Supplemental cash flow disclosure

1.

Financial instruments

The fair value of the Company's current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

Foreign currency risk management

All revenues and substantially all of the Company's expenses are incurred in U.S. dollars.  In 2003, the Company's principal source of equity capital was Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity risk management

In July 2003, as required by the term loan lender, the Company purchased gold put options to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005 (Note 5).   The Company does not use gold forward sales contracts to fix future gold prices realized.

22.   Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. For the purposes of these financial statements these principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP").

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of loss for the years ended December 31, 2003, 2002 and 2001 would be as follows:

The adjustments to comply with U.S. GAAP, with respect to the consolidated balance sheets for the years ended December 31, 2003 and 2002 would be as follows:

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001 would have no material effect on net cash provided by / (used in) operations, cash used in investing activities and cash provided by / (used in) financing activities.

(a)

Under U.S. GAAP, unrealized gains and losses on investments held for re-sale are required to be shown separately in the derivation of comprehensive income.  After the investment is sold, the related gain and loss amounts in comprehensive income are reclassified to the statement of loss.

(b)

The Company has purchased gold put options (Note 13), as required by the Jerritt Canyon term loan to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan.  These contracts do not qualify as designated hedges under FAS 133 and FAS 137, accordingly for U.S. GAAP, changes in the fair value of the outstanding puts are recognized as a component of net loss.

Under U.S. GAAP, stock-based compensation is accounted for based on a fair value methodology, and the effects may either be disclosed in the notes to the consolidated financial statements or in the statement of operations.  The method is comparable to Canadian GAAP adopted in 2002.  However, as a result of Canadian GAAP not requiring retroactive application, details of the fair value of options granted and vested during 2001 must be disclosed for United States regulatory purposes. Consistent with the method described in SFAS No. 148, the Company would have recorded compensation stock option expense and resulting net losses as follows:

In preparing these fair value estimates, the Company used the Black-Scholes Option Pricing Model, for 2003 and 2002, the Company assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.  The 2001 assumptions were: risk-free rate of 4.0%, expected volatility of 75%, expected option life of two years, and no dividend payments.

Effective January 1, 2004, the Company is adopting the amended Canadian accounting standard for stock-based compensation, which will require the use of the fair value method to measure and recognize in the accounts on a retroactive basis all stock-based compensation associated with stock options granted from January 1, 2002.

For purposes of the reconciliation to U.S. GAAP, the Company plans to adopt SFAS No. 148, which is similar to the new amended Canadian standards, in fiscal 2004.  Accordingly, adoption of these new Canadian and U.S. standards is not expected to result in a significant difference.

23.   Commitments

The Company has obligations under operating leases for its corporate offices and office equipment.  Future minimum lease payments for non-cancelable leases with initial or remaining lease terms in excess of one year at December 31, 2003 are: 2004 - $135,000, 2005 through 2008 - $148,000 per year.

A net smelter return royalty on the Jerritt Canyon Mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is payable to the Sellers commencing on the earlier of the repayment of the term loan, including any restructuring or refinancing thereof, or June 30, 2005.  The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.

24.   Retirement plans

Upon completion of the Jerritt Canyon acquisition (Note 3), the Company assumed sponsorship, from the prior owners of the Jerritt Canyon Mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees. The Corporation makes contributions of up to 7.5% of eligible employees' salaries. The Company's 2003 contributions since June 30, 2003, the date of assumption, were $602,702. The Company had no similar retirement plan prior to June 30, 2003.

25.   Subsequent events

On February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets (Note 7).

On February 3, 2004, the term loan to fund the acquisition of the Jerritt Canyon Mine was reduced by a approximately $4.0 million, to approximately $6.0 million, as the cash proceeds received at the close of the sale of Pangea and all related assets to NPG were applied to the term loan (Note 11).

On March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the current $6 million term loan (Note 11), and to repay the approximately $1 million Oxygen plant note (Note 13); and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by current term loan lender, Amaranth (Note 5). The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral mine (Note 7). The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%.  The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

Subsequent to December 31, 2003, 6.6 million warrants have been exercised for total proceeds of $1.2 million (Note 15).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEENSTAKE RESOURCES LTD.

Registrant

By:

/s/ Christopher J. Davie

Name:

Christopher J. Davie

Title:

President and Chief Executive Officer

Date:

June 29 , 2004

Table of Exhibits

*1.1

Certificate of Continuance of Queenstake Resources Ltd. to the Yukon dated June 24, 1999 as set out in the attached Articles of Continuance, under section 190 of the Business Corporations Act (Yukon)

*1.2

Certificate of Arrangement of Queenstake Resources Ltd., Santa Cruz Gold Inc. and 18463 Yukon Inc. effective June 29, 1999

*1.3

Certificate of Amalgamation of Queenstake Resources Ltd. dated July 19, 1999, Articles of Amalgamation and By-laws

4.1

Purchase Agreement, dated as of February 2, 2004, among the Company, Pangea Resources Inc. and Nevada Pacific Gold Ltd.

4.2

Credit Agreement, dated as of July 3, 2003, between Queenstake Resources U.S.A. Inc., as Borrower, and Amaranth LLC as Lender

4.3

Asset Purchase and Sale Agreement, dated as of May 30, 2003, by and among AngloGold Meridian Jerritt Canyon Joint Venture, AngloGold (Jerritt Canyon) Corp., AngloGold Mineral Ventures Company and Meridian Jerritt Canyon Corp., as Sellers, Queenstake Resources U.S.A. Inc. as Buyer, and the Company, as Guarantor

4.4

Amended and Restated Promissory Note, dated June 30, 2003, in the principal amount of US $2,000,000. made by Queenstake Resources U.S.A. Inc. in favor of AngloGold (Jerritt Canyon) Corp.

8

List of Subsidiaries

12.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Incorporated by reference to the exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as filed with the Commission.