Form 40-F
period 2004-12-31
QUEENSTAKE RESOURCES LTD
filed 2005-03-31
CIK 904121

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/04

Commission File Number

0-24096

Queenstake Resources Ltd.

(Exact Name of Registrant as Specified in its Charter)

Yukon Territory, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

999 - 18th Street, Suite 2940

Denver, Colorado 80202

(303) 297-1557

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street, Boston, MA 02108

(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
__Common Shares without Par Value__	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____None_____

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

queen40f.doc

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form  [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

410,404,627 Common Shares without Par Value

queen40f.doc

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES        NO  X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X    NO    __

queen40f.doc

USE OF MINERAL RESERVE AND RESOURCE TERMINOLOGY

All resource estimates included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies.

ANNUAL INFORMATION FORM

The Annual Information Form of Queenstake Resources Ltd. (the “Company”) for the year ended December 31, 2004 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, including the auditors’ report thereon dated February 4, 2005, except as to Notes 1b and 28, which are as at March 23, 2005, are included herein as Exhibit 2.  Please refer to Note 3 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

queen40f.doc

1

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are Peter Bojtos, Hugh Mogensen and Michael Smith.  The Board has designated Michael Smith as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Smith is “independent” as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer and Chief Financial Officer.  The Company will provide to any person, without charge, upon request, a copy of the Code.  A person may request a copy by telephoning the Company at (303) 297-1557, or by writing to the Company at 999 - 18th Street, Suite 2940, Denver, Colorado 80202.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Staley, Okada & Partners, Chartered Accountants (“Staley Okada”) to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$ 147,289	$ 62,773
Audit-Related Fees (2)	6,931	-0-
Tax Fees (3)	44,071	4,394
All Other Fees (4)	-0-	-0-
Totals	$ 198,291	$ 67,167

NOTES:

queen40f.doc

2

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

(3)  “Tax Fees” represent fees for tax compliance and tax advice.

(4) Except as noted above, there were no other fees billed to the Company for each of the last two fiscal years ended December 31, 2004 and 2003 by Staley Okada.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for 2004 were approved  by the Audit Committee.  The Audit Committee reviews with Staley Okada whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. The Board has determined that, starting in 2004, fees paid to the independent auditors for non-audit services in any year should not exceed 50% of the total Audit Fees for that year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

queen40f.doc

3

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2004

2.

Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003, together with the auditors’ report thereon dated February 4, 2005, except as to Notes 1b and 28, which are as at March 23, 2005 (Note 3 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004

4.

Consent of Staley, Okada & Partners, Chartered Accountants

5.

Consent of Pincock Allen & Holt

6.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

queen40f.doc

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.

Registrant

By:

/s/ Dorian (Dusty) Nicol

Name:

Dorian (Dusty) Nicol

Title:

President and Chief Executive Officer

Date:

March  29, 2005

queen40f.doc

5

Exhibit 1

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940

Denver, Colorado, USA 80202

(303) 297-1557

March 29, 2005

RENEWAL ANNUAL INFORMATION FORM

For

the financial year ended December 31, 2004

TABLE OF CONTENTS

PRELIMINARY NOTES

3

Incorporation of Financial Statements and Management Discussion and Analysis

3

Date of Information

3

Currency and Exchange Rates

3

Metric Equivalents

3

Forward-Looking Statements

3

GLOSSARY OF TERMS

5

CORPORATE STRUCTURE

8

Name and Incorporation

8

Intercorporate Relationships

8

GENERAL DEVELOPMENT OF THE BUSINESS

9

Three-Year History

9

Acquisitions and Dispositions

10

NARRATIVE DESCRIPTION OF THE BUSINESS

11

General

11

Principal Operating Property – Jerritt Canyon Mine

13

RISK FACTORS

27

CAPITAL STRUCTURE

31

MARKET FOR SECURITIES

32

DIRECTORS AND OFFICERS

33

Name, Address, Occupation and Security Holding

33

Corporate Cease Trade Orders and Bankruptcies

35

Conflicts of Interest

36

LEGAL PROCEEDINGS

36

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

36

TRANSFER AGENT AND REGISTRAR

36

MATERIAL CONTRACTS

36

INTEREST OF EXPERTS

36

ADDITIONAL INFORMATION

37

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Discussion and Analysis

Incorporated by reference into this Renewal Annual Information Form ("AIF") are the consolidated financial statements of the Company for the year ended December 31, 2004, and the accompanying management's discussion and analysis ("MD&A") with respect to such year.  All financial information in this AIF has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Copies of all materials incorporated by reference herein may be obtained from SEDAR, under the Company's name, at www.sedar.com.

Date of Information

All information contained in this AIF is as of March 29, 2005, unless otherwise stated.

Currency and Exchange Rates

Effective December 31, 2003, the Company changed its reporting currency from Canadian dollars to U.S. dollars.  Accordingly, dollar amounts in this AIF are expressed in United States dollars unless otherwise indicated.  "Cdn" is used to indicate Canadian dollar values.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year Ended December 31
Canadian Dollars to U.S. Dollars	2004	2003	2002
Rate at end of period	US$0.8308	US$0.7713	US$0.6339
Average rate for period	US$0.7721	US$0.7200	US$0.6369
High for period	US$0.8440	US$0.7713	US$0.6654
Low for period	US$0.7249	US$0.6350	US$0.6179

The noon rate of exchange on March 29, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.8240.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Forward-Looking Statements

This AIF contains certain statements, which may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of the United States.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves.  In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements involve known and unknown risks and uncertainties and other factors, including those described under the heading "Risk Factors", which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  These factors include, among others, gold price volatility; volatility of commodity prices; mining industry operational hazards and environment concerns; uncertainty of estimates of mineral deposits; requirements for additional financing which may not be available; government regulation and requirements for permits and licenses and competition. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein shall have the following meaning

"Company" or " Queenstake"	Queenstake Resources Ltd., including, unless the context otherwise requires, the Company's subsidiaries.
"carbonaceous"	Containing carbon or coal or other rock containing small particles of carbon distributed throughout the whole mass.
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

"development" or “mine development”	Driving openings to access the mineral reserve in an underground mine.
"diamond drill"

A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of a long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

"feasibility study"

A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

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

"inferred mineral resource"

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings

" measured mineral resource"

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

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM"), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the "CIM Standards").

"mineral resource"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.  The term "mineral resource" used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 – under the guidelines set out in the CIM Standards.

"mineralization"	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.
"mineralized"	Metallic mineral-bearing material; the minerals may have been either a part of the original rock unit or injected at a later time.
"NI 43-101"	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

"net smelter return royalty/NSR royalty"

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"net proceeds interest"	The right to receive a portion of the net proceeds, based on gross revenues less all operating, capital and similar expenses, from the production and sale of metal from the property.
"ounces"	Troy ounces.
" probable mineral reserve"

The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"proven mineral reserve"

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"put option"

An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date).  Also called a "put".

"Qualified Person"

An individual who, in accordance with NI 43-101:

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

CORPORATE STRUCTURE

Name and Incorporation

Queenstake Resources Ltd. (the "Company") was incorporated under the laws of the province of British Columbia on May 3, 1977 under the name "Queenstake Resources Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  To facilitate a business combination of the Company and Santa Cruz Gold Inc. ("Santa Cruz") on June 24, 1999, the Company continued its corporate jurisdiction from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon), as amended (the "YBCA").   Effective July 19, 1999, the Company merged with Santa Cruz through an amalgamation by way of statutory plan of arrangement under the YBCA to form one continuing company with the name "Queenstake Resources Ltd."

The registered office of the Company is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2.  The executive offices of the Company are located at 999 Eighteenth Street, Suite 2940, Denver, Colorado U.S.A. 80202.

Intercorporate Relationships

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.  The following chart illustrates the inter-corporate relationships of the Company and its principal subsidiaries and their jurisdictions of incorporation.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Effective with the Santa Cruz business combination in July, 1999 (see "Corporate Structure – Name and Incorporation"), the Company acquired Santa Cruz's 100% interest in the Magistral gold deposit located in Sinaloa, Mexico.  The Company's activities in 2000 and 2001 concentrated on studying the feasibility of the Magistral project, performing additional exploration drilling on the project and evaluating financing alternatives.  In 2001, the Company partially financed the Magistral project through the formation of a joint venture known as the Magistral Joint Venture ("MJV") with the financing party, Midwest Mining Inc. ("Midwest").  Terms of the joint venture financing included preferential loan payback to Midwest and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid to Midwest. The Magistral mine was constructed through 2002 and began small-scale commercial production on January 1, 2003. Because the Company had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, until November 2003. The accounts of the MJV were therefore not consolidated in the Company's financial statements.

On June 30, 2003, the Company acquired 100% of the operating Jerritt Canyon gold mine, 50 miles north of Elko, Nevada, and thus transformed itself from an emerging small-scale gold producer to a mid-tier gold producer. The Jerritt Canyon mine is a large-scale underground gold mining operation with significant exploration potential.  Full details of this acquisition and related financing transactions are discussed under "General Development of the Business - Acquisitions and Dispositions - Jerritt Canyon Acquisition".

In September 2003, based on an upward trend in costs at the Magistral mine and the apparent need for significant additional capital, the Company wrote off its investment in the MJV. In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon mine, the Company determined that it would no longer participate in the MJV.  Accordingly, the Company committed to a plan to sell its interest in the MJV.  In order to facilitate this sale, the Company recognized the need to eliminate the MJV preferential loan payback to Midwest, and consolidate ownership of the MJV.  On December 15, 2003, the Company acquired Midwest's entire interest in the MJV. As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.  On December 19, 2003, the Company agreed to arm's length terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell Pangea Resources Inc. ("Pangea"), the Company's 100% owned subsidiary that owned the Magistral mine, to NPG.  On February 2, 2004, the Company completed the sale of Pangea and all related assets including the Magistral mine to NPG.  Full details of these transactions are discussed under "General Development of the Business - Acquisitions and Dispositions - Magistral Mine".

In July 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $12.9 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant is exercisable at a price of Cdn $0.65 until February 10, 2006.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company issued the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit until August 10, 2005.  Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms as the private placement warrants described above.

During December 2004, the Company’s common shares were approved for listing on the American Stock Exchange (“AMEX”) and commenced trading under the ticker symbol “QEE”.

On March 23, 2005, the Company successfully closed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of Cdn $30.0 million.  The aggregate cash proceeds included Cdn $10.0 million issued and sold pursuant to exercise by the Agents of an over-allotment option.  The total Offering consisted of 100 million units (the “Units”), including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  If at any time after six months from the closing of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn$0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering.  The net proceeds of the Offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

Acquisitions and Dispositions

Jerritt Canyon Acquisition

On May 30, 2003, pursuant to a May 20, 2003 letter-of-intent, the Company entered into a definitive asset purchase and sale agreement (the "Purchase and Sale Agreement") with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc. ("Meridian") (collectively the "Sellers") pursuant to which the Company agreed to acquire the Sellers' respective 70% and 30% interests in the assets comprising the operating Jerritt Canyon gold mine ("Jerritt Canyon"), located in the Independence Mountain Range of Nevada, USA, 50 miles north of Elko, Nevada. The acquisition closed on June 30, 2003.

The Jerritt Canyon mine is an operating gold property with four producing underground mines and ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant.  The Company acquired and integrated the Jerritt Canyon mine without interruption to mining operations.

The Jerritt Canyon acquisition was an arm's-length transaction.  Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers $1.5 million cash, together with the issuance of 32 million common shares of the Company with an estimated fair value of $4.1 million.  In addition, the Company agreed to pay $6 million to the Sellers in quarterly instalments of $1 million and a deferred net smelter return royalty on Jerritt Canyon production, capped at $4.0 million, at which time the royalty converted to a 1% net proceeds interest royalty.

On August 26, 2004 the Company settled the $6.0 million of deferred quarterly instalments with a lump sum payment of $5.6 million and settled the deferred $4.0 million capped net smelter royalty with a lump sum payment of $3.5 million.  This settlement excluded the 1% net proceeds interest royalty payable to AngloGold, which in management’s opinion, based on current reserve estimates and operating cost assumptions represents nominal, if any, future payments.

Under the terms of the Purchase and Sale Agreement, the Company also assumed $4.2 million of the Sellers' operating liabilities and the Sellers’ entire Jerritt Canyon mine related reclamation and environmental liabilities.  The fair value of the Jerritt Canyon mine reclamation and environmental liabilities, at the time of acquisition, was independently estimated at $25.8 million, and this amount was funded through an environmental risk transfer program (the "ERTP") underwritten by American Insurance Group Environmental ("AIG"), a division of American International Companies. Under the terms of the ERTP, the Company deposited $25.8 million into an interest-bearing account with AIG (the "Commutation Account").  The Commutation Account principal, plus interest earned, will be used to pay for mine closure and reclamation liabilities. The ERTP also includes a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  The insurance component provides insurance coverage in the event that reclamation costs exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that the reclamation cost is more than the Commutation Account balance, the insurance portion of the ERTP is activated and AIG would pay the excess costs up to a defined maximum. The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions.  In addition to reclamation insurance, AIG has posted a total of $35.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection.  For these services, the Company paid AIG premiums totalling $5.9 million in addition to establishing the Commutation Account.  Management of the Company believes that the ERTP effectively limits the Company's Jerritt Canyon reclamation and mine closure liabilities to the amount of the Commutation Account.

As a result of the Jerritt Canyon acquisition, the Company controls a large and historically prolific gold producing district. Related environmental and reclamation costs have been funded and insured.

Magistral Mine Disposition

The Magistral Joint Venture (“MJV”) was formed in 2001 to facilitate financing for the construction of the Magistral mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to Midwest as the funding joint venture partner, and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid.

The Magistral mine was constructed through 2002, and began small-scale commercial production on January 1, 2003.  Because the Company had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on a cost basis, as a long-term investment, until November 2003. The accounts of the MJV were therefore not consolidated in the Company's financial statements.

By September 2003, it had become evident that the upward trend in repair costs for the mining equipment at the mine together with a decreasing trend in gold production, mainly as a result of low equipment availability, required management to assess the carrying value of the investment.  After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and wrote down its investment by $6.2 million.

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

On December 15, 2003, the Company paid Midwest $0.9 million, issued to Midwest 11,200,000 common shares of the Company, with an estimated fair value of $6.1 million and 2,000,000 two year warrants exercisable at Cdn$1.00 per share, over a period of two years, as consideration for Midwest’s interest in the MJV and its 15% equity interest in Pangea Resources Inc. (“Pangea”).  As part of the transaction, Midwest agreed to eliminate the Company’s preferential loan repayment obligations due to Midwest.

On December 19, 2003, the Company agreed to arm's length terms proposed by Nevada Pacific Gold Ltd. (“NPG’) to sell 100% of Pangea and all its related assets including the Magistral mine to NPG. At December 31, 2003 the Company classified the group of assets to be sold by NPG as “assets to be disposed of by sale,” a current asset.

On February 2, 2004, the Company completed the sale of Pangea and all related assets to NPG. In consideration of the sale, the Company received from NPG $4 million in cash, 2,000,000 common shares of NPG and a $3 million promissory note (the “Promissory Note”) payable on August 2, 2004, secured by a general security agreement over all of NPG's assets. The Company has since sold all of the NPG shares. NPG has now fully paid the Promissory Note with cash payments of $2.5 million and 669,485 common shares of NPG, of which the Company has since sold 214,000 and currently holds 455,485 NPG shares. The shares of NPG trade on the TSX Venture Exchange.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company

Queenstake is a gold mining and exploration company..  The Company's principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003. See “General Development of the Business – Acquisitions and Disposals – Jerritt Canyon Acquisition”.  Jerritt Canyon is an operating gold complex with four producing underground mines and a 1.5 million ton per year capacity processing plant. The Jerritt Canyon Mine acquisition effectively transformed the Company from an emerging small-scale gold producer to a mid-tier gold producer with anticipated gold production of approximately 275,000 ounces in 2005.  In addition, the approximately 100 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets, and potential to expand the currently defined reserves and resources proximal to the producing mines.

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

The Company's gold production is currently refined to market delivery standards by Johnson Matthey Inc., at a refinery in Salt Lake City, Utah.  The Company believes that because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of Johnson Matthey Inc.

At December 31, 2004, the Company held 55,812 gold put options with a strike price of $330 per ounce and 105,000 gold put options with a strike price of $400 per ounce.  The put options with a strike price of $330 were purchased as a condition of a term loan related to the Jerritt Canyon acquisition.  The gold put options expire monthly and evenly through the first six months of 2005.  The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totalled $2.5 million and $0.6 million during the years ended December 31, 2004 and December 31, 2003, respectively.

Employees

As at December 31, 2004 , the Company had approximately  442 full-time employees in the United States, of which  approximately 431 were at the Jerritt Canyon mine and 11 at the Company’s executive head offices in Denver, Colorado.   None of the Company’s U.S. employees are unionized.  The Company believes that labour relations at all locations are good.

Social and Environmental Policies

Queenstake’s success is firmly entrenched in the concept of multiple use of lands which integrates land use for mining, agriculture, ranching, wildlife and sustainable public development.  We are committed to land use that strengthens and enhances the social and environmental quality of northern Nevada.

Regulatory approvals and permits for the Jerritt Canyon mines were seamlessly transferred to Queenstake on July1, 2003.  In the ensuing 18 months Queenstake has sought to communicate to the public and to the regulatory agencies that all of the high standards of environmental performance at Jerritt Canyon would be continued and expanded under Queenstake’s leadership.

Pursuant to changing permitting strategies from closure planning to sustaining and increasing production for the foreseeable future, all three major operating permits for the Jerritt Canyon Mine were renewed or reissued in 2004.  The Nevada mining permit which regulates water pollution control was renewed on September 17, 2004 for five years.  A site wide Title V Air Quality Permit was issued on March 10, 2004 for a five year term.  On April 2, 2004 a site wide Reclamation Permit was reissued to include all current activities ongoing at Jerritt Canyon.  In addition to obtaining the three major operating permits Queenstake also permitted the Steer Portal and surface facilities area in January 2004 and initiated the U.S. Forest Service permitting process for the next five-year exploration plan. The Company maintained active participation in the Nevada Voluntary Mercury Emission Reduction Program and exceeded all 2004 goals of the program.  It was further honored by the State of Nevada when it received the 2004 Nevada Reclamation Award for closure and reclamation work at the Burns Basin surface mine area.

A large portion of the Jerritt Canyon Mine is located on public land administered by the U.S. Forest Service.  The Jerritt Canyon staff maintains a proactive relationship with the U.S. Forest Service Administrators, which includes weekly site inspections and updates.  A majority of the Jerritt Canyon mining district has undergone formal National Environmental Policy Act (NEPA) review as part of the 25-year mining and exploration history of the District.  Environmental issues are well defined in this documentation and appropriate mitigation strategies are in place to support and expand operations.

Reclamation projects are scheduled annually and are completed concurrent with the completion of mining activities.  To date, over 1,500 acres of mined lands have been reclaimed.  Reclamation and closure activities are defined and associate costs are bonded with the Federal Government and the State of Nevada.  These bonded activities are also insured by a reclamation and closure policy independently administered by AIG.  As reclamation is completed, payment for completing the insured activity is paid to the Company from a pre-funded Commutation Account administered by AIG. This program has shown to be workable during the 2004 reclamation season.

The Company is committed to conducting its operations with consideration to environmental values and ethics as well as to social issues. The Company will therefore:

  Comply with applicable laws, regulations, and permit conditions and, where appropriate, exceed their minimum requirements;

  Establish and maintain management systems to monitor all environmental aspects of its activities;

  Review these management systems regularly to evaluate their effectiveness and modify them as appropriate to optimize their effectiveness;

  Proactively pursue and evaluate engineering alternatives to best address closure and reclamation issues;

  Assure that financial resources are available to meet environmental and reclamation obligations;

  Ensure that the Company’s employees and contractors are aware of this policy and understand their relevant responsibilities;

  Participate in the ongoing public and private sector debate on environmental and social matters that relate to the mining industry.

The Company will continually strive to improve its environmental performance.

Environmental Protection Requirements

For a discussion of the current and future effects of environmental protection requirements, see "Narrative Description of the Business - Operating Property – Jerritt Canyon Mine Environmental", below.

See also "Risk Factors" below.

Principal Operating Property – Jerritt Canyon Mine

Introduction

On June 30, 2003, the Company acquired the Jerritt Canyon mine, in Nevada. See "General Development of the Business - Acquisitions and Dispositions  - Jerritt Canyon Acquisition", The Jerritt Canyon mine is an operating gold property with four  producing underground mines and ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant.  Transition of the mine to Queenstake was effected without interruption to mining operations, and as a result the Company was not exposed to any start-up or project completion risks.

The Jerritt Canyon area is a large and historically prolific gold producing district, having produced over seven million ounces of gold over the past 23 years. The Jerritt Canyon acquisition effectively transformed the Company from an emerging small-scale gold producer to a mid-tier gold producer with anticipated gold production of 275,000 ounces in 2005.

Recent operations

Following the closing of the acquisition on June 30, 2003, the Company integrated the Jerritt Canyon mine without interruption to mine operations.  The skilled work force and mine management team at Jerritt Canyon, which the Company hired immediately following the acquisition, provided the Company with sufficient operating depth.

Gold production during the three-month period ended March 31, 2004 was  negatively affected by unusually wet and heavy snowfall throughout the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.  Process recoveries were also affected by characteristics of some of the ores milled and by variations in mill feed rates caused by the severe weather.

Gold production during the three-month period ended June 30, 2004 increased 26% over the previous quarter. Production for the period was still however approximately 11% below expectations.  Weather conditions in April 2004 continued to adversely affect production, while some difficulties were experienced in mining dilution and in maintaining mine development sequencing. These issues were substantially resolved by June 2004.

Gold production for the three-month period ended September 30, 2004 was 73,070 ounces compared to 81,590 ounces for same period in 2003.  Third quarter 2004 production was lower principally due to the metallurgical characteristics of the ore mined, which required lower mill throughput to better control roaster temperature.

Gold production for the three-month period ended December 31, 2004 decreased 12% as compared to gold production for the same period in 2003. Fourth quarter 2004 production was lower principally due to the metallurgical characteristics of the ore mined, which required lower mill throughput to better control roaster temperature, and negatively impacted process recovery.

Gold production in 2005 is expected to increase to approximately 275,000 ounces, a projected 13% increase over 2004 gold production.

Table 1, below, summarizes certain Jerritt Canyon production information for the six quarters under the Company's ownership.

Table 1

1 The Company has adopted the Gold Institute Production Cost Standard (the "Standard") to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce are a useful indicator of a mine's performance.  Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided in the Company's Management Discussion and Analysis for each respective period.

Immediately following the acquisition of the Jerritt Canyon mine, the Company began to pursue two principal priorities: (1) the expansion of the underground development at Jerritt Canyon to provide the mines with more operating flexibility; and (2) beginning exploration focused on resource-to-reserve conversion and resource expansion as well as on district-wide target generation and follow-up on the approximately 100 square-mile Jerritt Canyon property.

Underground mine development at Jerritt Canyon had been severely curtailed for several years and through the first half of 2003 by the former owners, based on their plans to close the mine at the end of 2004, a decision made at a time when gold prices were significantly lower. The Company initiated a comprehensive analysis of resources accessible for conversion to reserves, and of areas with strong potential for extension of resources immediately after acquisition. During the latter half of 2003, the Company invested approximately $5.1 million,  in underground mine development to expand the inventory of resources and reserves, which included  approximately $1.4 million  for underground drilling proximal to current workings, and was focused on expanding resources and graduating measured and indicated resources to proven and probable reserves. During 2004, the Company invested approximately a further $17.6 million   in underground mine development.

Much of the exploration done throughout the Jerritt Canyon district in past years was in search of either shallow open pit targets or multi-million ounce targets.  During the few years prior to the Company's acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up.  Management of the Company believes that there is potential for significant reserve and resource expansion that would essentially represent extensions of the known ore bodies.   In addition, management of the Company believes that the property offers potential for discovery of significant new ore bodies that would result from systematic district scale exploration.

Through the latter six months of 2003,  extensive mine planning was performed in order to bring into the reserve category that portion of resources that had sufficient drill density to meet reserve criteria, but lacked only a mine plan. This program was continued in 2004. As a result of these initiatives, at December 31, 2004, proven and probable gold reserve estimates and the measured and indicated resource estimate at Jerritt Canyon have increased significantly. See "Narrative Description of the Business – General – Mineral Reserve and Resource Estimates". The Company engaged Pincock, Allen & Holt of Denver, Colorado to prepare a technical report (“the PAH Report”) involving review and verification of the Company’s annual reserve and resource estimate of Jerritt Canyon as at

December 31, 2004. The PAH Report reviewed the Company's reserve and resource estimates in conformance with NI 43-101, and was filed on SEDAR on February 25, 2005.  This report is available under the Company's name at www.sedar.com.

Property Description and Location

The Jerritt Canyon mine is located in Elko County, Nevada within the Independence Mountain Range, approximately 50 miles north of the City of Elko, Nevada.  Elko, has a population of approximately 34,000 and is serviced by regular scheduled air service from Reno, Nevada and Salt Lake City, Utah.  All services required by the Jerritt Canyon Mine operation are readily available in the surrounding area.  Access to the property is by means of State Road 225, a paved road, to the main entrance road to the mine where the administrative offices are located.

Jerritt Canyon operations are conducted on a combination of public and private lands, with the mines and mining related surface facilities located primarily on public lands and the process plant, administrative facilities and tailings impoundment located on private lands.  The Company's 100% owned Jerritt Canyon property interests cover an area of approximately 100 square miles, containing a total of 2,975 owned and leased mineral claims, 12,433 acres of fee surface lands,  1,011 acres of patented mineral claims and 10,671 acres of leased fee land with mineral rights.

The climate is characterized by winters with temperatures between 0 and 40 degrees Fahrenheit and summer temperatures between 35 and 85 degrees Fahrenheit.  Average annual precipitation at the tailings impoundment area is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches.  A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas.  The administration offices, process plant and tailings impoundment are located at an elevation of approximately 6,400 feet; the mines are located at elevations up to 8,000 feet.

The primary regulatory oversight of the Jerritt Canyon Mine is by the U.S. Forest Service (USFS), due to the mining activity being located on a combination of public and private lands, and by the Nevada Division of Environmental Protection (NDEP).

Since the initial Plan of Operations was approved in 1980, there have been at least 45 submittals to the USFS, including three subsequent Plans of Operation and Amendments or Modifications to approved Plans of Operation. Development of identified ore bodies from the existing underground mine surface facilities is expected to require only administrative approval. However, opening an open-pit mine at the Wright Window deposit, as planned by the Company, will require permitting through the USFS. Initial discussions with the USFS indicate that the project can be permitted under an Environmental Analysis and would not need a more time-consuming and costly Environmental Impact Statement.

The NDEP regulates the approval of the Jerritt Canyon’s Water Pollution Control Permit, Air Quality Permit, Stormwater Discharge Permit, Underground Injection Control Permit, Dams Safety Permit and Reclamation Permit. All permits are current and in good standing.

Sierra Pacific Power Company, the only electric public utility in the area, provides electric power to the mine.

Government Regulation

Mining operations and exploration activities are subject to various federal and state laws and regulations in the United States which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Company has obtained those licenses, permits or other authorizations currently required to conduct its exploration and other programs. The Company believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed there under in jurisdictions in which the Company operates. There are no current orders or directions relating to the Company with respect to the foregoing laws and regulations.

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

ERTP

An integral element of the Jerritt Canyon Mine acquisition was the ERTP, an innovative insurance/assurance product purchased from AIG.  The Company believes the ERTP effectively limits financial exposure for environmental and reclamation liabilities and risks associated with the Jerritt Canyon mine to the amount in the Commutation Account.

The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by AIG at $25.8 million as at June 30, 2003. This amount was fully funded by the Company by means of a cash Commutation Account in the amount of $25.8 million deposited with AIG. The cash plus interest earned in the Commutation Account will be used to pay for Jerritt Canyon's reclamation and mine closure liabilities. In addition, the ERTP provides to government regulators the surety bonds, totalling $35.5 million, which allow the Company to operate the Jerritt Canyon mine under the existing operating permits. The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company.  This cost cap insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the defined maximum.

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

Pursuant to the Purchase and Sale Agreement, the Company acquired the Jerritt Canyon Mine from the Sellers.  See "General Development of the Business – Acquisitions and Dispositions – Jerritt Canyon Acquisition".

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

Mineral Reserve and Resource Estimates

In February 2005, the Company engaged Pincock, Allen & Holt (“PAH”) of Denver, Colorado to prepare a technical report  (the “PAH Report”) reviewing and verifying the Company’s annual reserve and resource estimates for Jerritt Canyon as at December 31, 2004.  The PAH Report is entitled “Jerritt Canyon Mine, Elko County, Nevada – Technical Report” and is dated February 23, 2005. The PAH Report complies with the requirements of NI 43-101, and has been filed on SEDAR under the Company’s name at www.sedar.com.

The PAH Report indicates that the present defined mineral reserve will permit approximately one year of mining at an annual rate of 1.5 million tons beyond 2005.  The PAH Report provides that beyond that time, possible extensions to the mining schedule would be based on the conversion of resources to reserves. Based on the exploration and development drilling data available to PAH, PAH found that there is a reasonable expectation of converting some of Jerritt Canyon’s currently defined geologic resources to mineral reserves to extend the production forecast beyond the year 2006.

As the Company’s five year mining plan is predicated on mining mineralized material which is not currently classified as reserves and requires continued success in converting resources to reserves, there can be no assurance that the Company’s anticipated mining plan will be achieved.

On February 7, 2005, the Company released its most recent estimate of gold reserves and resources at Jerritt Canyon.  Estimated proven and probable reserves have increased from December 31, 2003 to approximately 875,000 contained ounces (3,510,483 short tons (“st”) at an average grade of 0.249 ounces per ton gold) while estimated measured and indicated resources have increased to approximately 2.4 million contained ounces (9,987,840 st at an average grade of 0.241 ounces per ton gold). An additional 888,000 contained ounces of inferred resources (4,058,719 st at an average grade of 0.219 ounces per ton gold) is also estimated.

The following tables provide a breakdown of estimated resources and reserves at Jerritt Canyon as at December 31, 2004 broken down by area, as calculated by the Company.  These estimates have been reviewed and approved by PAH who confirm that the reserve and resource estimates meet the criteria of NI 43-101, and that they agree with each component of the estimates.

Reserve and resource estimates have been developed from extensive surface and underground drilling data using geology-constrained standard kriging and polygonal methods using MineSight modeling and planning software. Mineral resources are contained in about 20 mineral deposits in the Jerritt Canyon area.  Block modeling techniques supported by relatively small block sizes are used.  Cutoff grades have been calculated for each of the mines using cost estimates and plant recovery estimates derived from December 2004 actual year-to-date values.  Factors for mining dilution were included.  An average gold price of $360 per ounce was assumed.

Most of the assays on which these estimates are based were performed by ALS Chemex or BSI Inspectorate labs for surface drilling using standard fire assay techniques and subject to internal Quality Assurance/Quality Control (“QA/QC”) procedures; samples from underground drilling are analyzed by Jerritt Canyon’s laboratory using standard fire assay techniques and industry accepted QA/QC procedures.

As a result of the Company’s success in adding to existing reserves during its first 18 months of operation of Jerritt Canyon, management considers that a minimum mine life of five years may be expected from a continuation of converting resources to reserves, with potential extension if additional resources are defined and converted to reserves. In order to continue to operate the Jerritt Canyon mine efficiently and to fully satisfy the mill capacity of approximately 1.5 million tons of ore per year, additional capital expenditures are required in order to develop new areas of mineralization for mining and to replace and expand the equipment fleet.

Table 2

(1) Based on a gold price of $360 per ounce.

(2) Contained metal is subject to recovery losses.

Table 3, below summarizes the estimated measured, indicated and inferred resources, calculated in accordance with NI 43-101.  Gold reserves, see Table 2 above, are included in measured and indicated resources.  Underground resources are calculated using a cut-off grade of 0.150 ounces of gold per ton; open pittable resources are calculated using a cut-off grade of 0.075 ounces of gold per ton.

Table 3

 (1)

Contained metal is subject to mining dilution and recovery losses.

Although the Company has carefully prepared and verified the mineral resource and reserve figures above (and elsewhere in this document), such figures are estimates, and there can be no assurance given that the indicated amount of gold will actually be mined and processed.  See also "Risk Factors".

The net change in reserves relative to the previously estimated reserves at December 31, 2003 is comprised of depletion due to production, additions due to increased definition drilling and inclusion of some blocks of resource which previously met reserve drill density criteria but which were not included in the December 31, 2003 reserve estimate because they were not included in the mine plan.

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

Resources at Jerritt Canyon have been developed from the extensive drilling data, using geology-constrained standard kriging and polygonal methods using a mine modeling and planning software package.  Mineral resources are contained in 16 mineral deposits in the Jerritt Canyon area.  The operation employs block modeling techniques supported by relatively small block sizes.

Exploration drilling programs at Jerritt Canyon are predominantly reverse circulation surface drilling and occasionally, surface core drilling, followed by underground drilling with core holes. Underground production sample drilling consists of reverse circulation and rotary percussion drilling.

All assaying at Jerritt Canyon follows accepted industry standards using industry practices at recognized laboratories. Samples from surface drilling both core and reverse circulation are sent to an outside laboratory for assaying. Blanks or standards are routinely submitted with these samples. Underground drill samples are sent to the Jerritt Canyon (the “JC Laboratory”) laboratory on site. The JC Laboratory has all the normal sample preparation equipment and facilities. The laboratory operates continually with a crew of 16 and does about 500 fire assays per day with a 24-hour turn around from receipt of sample to reporting of assays. Several programs are followed to track assay quality including internal checks, check samples sent in by the mine department, weekly dispatch of samples to other laboratories, and participation in a round-robin program with other mining laboratories with other mining laboratories in the area where random samples are sent out and others received. Blanks, standards, and/or pulps are routinely submitted with the sample stream. Check samples of core holes (pulps) are sent to outside laboratories for analysis. Pulps and coarse rejects form one outside laboratory are routinely submitted to another outside laboratory for analysis.

The vast majority of drill holes (except rotary percussion holes) are measured for downhole deviations and recorded in the database. Very few exploration holes do not get measured for deviation. This may occur in shallow vertical holes, when holes collapse or when logistics are such that timely measurement is not permitted.

The geological data is normally maintained in MineSight software for interpretation and mine plan modeling at each mine.

Mining

The Jerritt Canyon mine currently consists of four underground mines, Steer, SSX, Murray and Smith, all located several miles west of an ore processing plant and administration complex.  The safety record at all mines is excellent. Access to all underground mines is by inclined ramp. Typical openings underground are 15 feet x 15 feet in cross-section, with ramps of 12% to 15% inclination. All openings underground must be supported with rockbolts and wire mesh, and shotcrete where conditions are more severe, or where traffic is concentrated. Generally, the mines are relatively dry, except for the Smith mine which has underground water inflows of about 850 gallons per minute (gpm). A dewatering system with the capacity to handle 1,500 gpm has been installed and the water table in the Smith mine is being lowered. Interior development includes haulage levels, stope access ramps, crosscutting, and drifting alongside the ore. Ventilation boreholes connect the underground mine workings with the surface.

Mechanized, trackless underground mining is employed together with cemented backfill for ground control and to increase ore recovery.  Almost half the ore is mined by long-hole benching, the remainder is mined by drift-and-fill methods.  Underground trucks deliver ore to windrows on the surface at each mine portal, where the ore is sampled before being delivered by 150-ton haul trucks to the processing plant.  Good, wide, haul roads connect the individual mines to the processing plants and to the administration area next to the plant. All of the mines feed the same processing plant, with the four mines typically producing and trucking about 3,200 tons per day to the plant.

Mine drilling, mucking, and hauling equipment maintenance is typically performed in small surface shops located at each mine, or at the central shop located adjacent to the processing plant.

Processing

The ore processing facility at Jerritt Canyon, as originally built, processed oxide and mildly refractory ores by conventional cyanide leaching in conjunction with chlorine-gas pre-oxidation of the mildly refractory fraction.  This process continued to operate until 1997.  With ores becoming more carbonaceous and refractory, and with the introduction of higher-grade ore from underground operations, a dry mill with dual ore roasting circuits was added in 1989 and is currently in operation.  Mill feed is subjected to primary and secondary crushing before being dried, milled and roasted to prepare the refractory ores for gold recovery in a carbon-in-leach circuit.  Gold is recovered using a Merrill-Crowe process, is smelted on site and shipped to the refinery as high quality doré bars. The plant has a processing capacity of 1.5 million tons per year.

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

During fiscal 2004, the Company spent $17.6 million for development access, stope preparation, ventilation raises, definition drilling, and related activities to access and convert current resource blocks to reserves in 2004. In addition, sustaining capital costs during that period were $7.2 million. The Company anticipates investing approximately $13.2 million in additional capital in mine development and in capitalized reserve expansion program in 2005. In addition, the Company anticipates investing approximately $11.5 million in sustaining capital during 2005. The Company anticipates funding these programs from cash generated from operating activities and existing working capital.  For life-of-mine capital requirements, the Company expects to seek appropriate debt and/or equity financing.

Major development of the new Steer Mine commenced in April 2004 with development of the Steer decline and subsequent definition drilling of the known ore shapes.  Shop and office construction was initiated and electrical and communications infrastructure was installed in 2004.  Prior to starting commercial production from this mine, a second escape way must be provided by a connection to the existing SSX Mine.  This connection is scheduled for completion early in the second half of 2005.  The Company has estimated completion costs of approximately $2.1 million prior to the commencement of commercial production.

Major access development to the Mahala reserve was largely completed from the existing Smith Mine in 2004.  Completion of a ventilation and escape raise to surface is underway and will allow production from this high-grade ore body to commence in the later part of 2005.  The Company has estimated completion costs of approximately $2.9 million prior to commencement of commercial production from the Mahala reserve.  The average grade at Mahala is expected to be 0.371opt and this will have a positive effect on mill grade as production starts in the later part of 2005.

At Zone 5 of the SSX Mine new pods of ore were discovered and have been developed for 2005 production.  Development was also carried out in Zone 1 to the east for production during 2005.

Capital mine development costs for Steer, Smith and SSX are estimated to total $8.6 million during 2005.  The Company currently expects to finance this development with cash flows generated from operations.

Production outlook

The operating practice since the year 2000 at the Jerritt Canyon Mine has been to blend ore mined from underground with ore stockpiled from earlier open pit operations.  The resulting mill feed averaged 1.4 million tons per year.

The primary focus of production during 2005 and succeeding years will be to increase the rate at which underground ore is mined and fed to the mill.  Additional underground ore will reduce the component of low-grade stockpile fed to the mill resulting in an increase of mill feed grade during 2005, which is anticipated to have the effect of reducing unit operating costs.  This is expected to result in an increase in gold production by approximately 13% during 2005, with no additional costs to the mill plant nor any increase in mill operating costs.

The Company expects 2005 gold production to be approximately 275,000 ounces with approximately 45% of the production occurring in the first half of 2005 and 55% in the latter half of 2005.  The Company’s expected 2005 gold production represents an increase of 13% over 2004 production.  Gold production in 2005 will primarily occur from the SSX Mine with additional contributions from the Murray, Smith, Mahala and Steer mines.  Mill capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.  In an effort to minimize the seasonal impacts on mining and processing, the Company plans to continue concentrating on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months.

As discussed above, 2005 production will largely be achieved by introducing new mill feed in the latter part of the year from the Steer and Mahala mines.

Exploration and Development

The Company intends to expand its mineral resources and reserves at Jerritt Canyon through focused exploration on its 100 square mile Jerritt Canyon district landholdings.  Management of the Company believes much of the exploration work done in past years was in search of either shallow open pit targets or multi-million ounce underground targets.  Known reserves were not aggressively expanded; and advanced stage targets were not systematically followed-up.

The Company has initiated a district-wide evaluation and exploration process using current target concepts and geologic understanding in 2004, after previous owners had essentially ceased district exploration for several years. Based on a preliminary review of the Jerritt Canyon geologic database, the objective of which was to identify and prioritize targets for follow-up drilling. Several dozen distinct targets have been identified.  These targets broadly fall into 4 categories.

1.

Targets where work by previous owners identified mineralization that was so clearly high priority that Queenstake began aggressive follow-up during 2004. The best example of this type of target is Starvation Canyon, where an aggressive drilling program led to the recognition of a high-grade mineralized system that remains open.

2.

Targets in the southern part of the district, where drilling by prior owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes. Some of these targets are Waterpipe Canyon, and Pie Creek.

3.

Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings, such as Winters Creek Window and Mahala Creek, where there is potential to establish both continuity and extension by further drilling. These targets are on structural trends from orebodies that are currently in production or have previously been mined.

4.

Numerous areas where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology. In some cases, some additional work is required to define specific drilling targets.

The Company continued its district-scale exploration program during 2004.  Promising targets were explored throughout the 100 square mile Jerritt Canyon district. The near mine program was successful in adding to the Company’s proven and probable reserves net of depletion during the year. The district scale program tested a number of promising targets. The most significant results were obtained at Starvation Canyon, where high-grade gold mineralization was located in a system that remains open in all directions.  Starvation Canyon is believed to be a part of a larger mineralized trend with a strike length of at least 4.5 miles.

The 2005 development and exploration program will continue to focus on both near-mine exploration, with the objective of short-term reserve replacement, and subject to the availability of financing, district-scale exploration with the objective of discovery of new ore bodies.  A priority of district-scale exploration during 2005 will be the Starvation Canyon deposit, where the Company announced a discovery during 2004.  Other targets will also continue to be explored.

The following map illustrates the Jerritt Canyon property in Elko County, Nevada.

JERRITT CANYON
Elko County, Nevada

Winters Ck
MCE MINE
West Murray
Zn 7
Wright Window
MURRAY MINE
Mill site
East Dash
Steer
SSX MINE
SMITH MINE
Mahala
Pie Creek
Starvation
Water Pipe
0
2.5
5
10 Miles
N

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties.  The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial may also impair the Company's operations.  The order in which the following risk factors appear does not necessarily reflect management’s opinion of their order or priority.

Gold price volatility

The Company's business is affected by the world market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Company's control. These include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. The profitability of the Company's operations is directly related to the price of gold. If the world market price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, this would materially and adversely affect the Company's profitability and cash flow.

A decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material and adverse effect on its earnings and financial position. Should any significant write-down in reserves be required, material write-downs of the Company's investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required.  Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development, which would materially and adversely affect future production, earnings, and the Company's financial position.

Price volatility of other commodities

The Company's profitability is also affected to a lesser extent by the market prices of commodities, which are consumed or otherwise used in connection with operations, such as diesel fuel, natural gas and electricity. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control.

Mining risks and insurance risks

The operations of the Company are subject to significant risks and hazards, incidental to the exploration, development and production of gold including environmental hazards, industrial accidents, unusual or unexpected rock formations, pressures, cave-ins and flooding, some of which are beyond the Company's control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability for such damage. Although the Company maintains and intends to continue to maintain insurance which it considers adequate to cover some of these risks and hazards to the extent available and consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums.  The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons.

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

Mine development

The Company's ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Production and cost estimates

The Company prepares estimates of future production and cash costs of production for its operations. No assurance can be given that such estimates will be achieved. The failure by the Company to achieve production or cost estimates could have an adverse impact on any or all of the Company's future cash flows, results of operations and financial condition.  The Company's actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages. Cash costs of production may be affected by a variety of factors, including: ore grade, metallurgy, labor costs, the cost of supplies and services. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

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

Dependence on management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, a small group of individuals.  Investors must be willing to rely to a significant extent on management's discretion and judgment.  The Company does not have in place formal programs for the succession of management and training of management.  The Company does not maintain any key man insurance on any of its employees.  The loss of any one member of the management group could have a material adverse effect on the Company's business. The Company has recently undergone a succession in its top management positions of CEO and CFO. There will likely be a period of adjustment for these individuals in their new positions.

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

Directors and assets outside Canada

Since certain of the Company's directors are resident outside of Canada it may not be possible to effect service of process upon such directors and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts.  Similarly, essentially all of the Company's assets are located outside Canada and there may be difficulties in enforcing against the Company judgments obtained in Canadian courts.

Dilution

The Company frequently issues common shares to finance asset acquisitions and working capital, to settle liabilities, to acquire services and to compensate employees.  As at March 24, 2005, approximately 510.5 million common shares were outstanding; approximately 81.3 million common shares were issuable upon the exercise of warrants and approximately 11.1 million common shares were issuable upon the exercise of stock options. If all of the current warrants and options are exercised, the number of outstanding shares would increase by approximately 18.1% to approximately 602.9 million shares.  It is possible that the Company will enter into more agreements to issue common shares and warrants and options to purchase common shares.  The impact of the issuance of a significant amount of common shares from these warrant and option exercises could place downward pressure on the market price of the Company's common shares.

Future Capital Requirements

The Company anticipates investing additional capital in mine development, new mining equipment and in capitalized reserve expansion programs in 2005. The Company intends to use cash on hand and cash generated from operating activities and equity and/or debt financing to fund these expenditures.

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

Estimates and assumptions employed in the preparation of financial statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s accounting policies are described in Note 3 to its December 31, 2004 consolidated financial statements. The Company’s accounting policies related to work-in-progress inventory valuation, depletion and amortization of property, plant and equipment including mine development costs, asset retirement obligations are critical accounting policies, which are subject to estimates and assumptions regarding reserves, process recoveries, future gold prices, environmental laws and regulations and future mining activities.

The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in ore stockpiles and in the recovery circuit and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write- down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

A significant portion of the Company’s property, plant and equipment is depleted and depreciated on units-of- production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its property, plant and equipment and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

The Company also assesses its property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of its property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation standards. The estimate of the fair value of these costs was based on existing environmental laws and regulations, the life of the various mines, interest rates and estimated future costs.

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

CAPITAL STRUCTURE

The Company has one class of equity: common shares without par value.  The Company is authorized to issue an unlimited number of common shares.  Each common share is entitled to one vote and to participate equally on a distribution of assets or a winding up of the Company.

As at March 24, 2005, approximately 510.5 million common shares were issued and outstanding.  An additional 81.3 million common shares were issuable upon the exercise of the warrants, and 11.1 million common shares were issuable upon the exercise of stock options.

MARKET FOR SECURITIES

The Company's common shares are currently listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol QRL. The Company’s common shares began trading on the American Stock Exchange under the trading symbol QEE on December 14, 2004.

Trading History on the TSX in 2004 is as follows:
2004	Sales price (Cdn$)		Average Daily Volume
	High	Low
January	0.88	0.70	2,170,305
February	0.77	0.65	1,366,085
March	0.79	0.64	1,551,422
April	0.81	0.63	1,499,610
May	0.65	0.46	1,712,470
June	0.60	0.48	1,123,986
July	0.59	0.39	1,203,781
August	0.48	0.42	1,446,581
September	0.68	0.46	1,857,371
October	0.67	0.53	1,244,955
November	0.61	0.50	1,832,368
December	0.52	0.42	1,573,948
Trading History on the American Stock Exchange in 2004 is as follows:
2004	Sales price		Average Daily Volume
	High	Low
December	0.42	0.34	558,000

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The names, province or state,  country of residence, positions held and principal business occupations in which each of the Company's current directors and executive officers of the Company has been engaged during the immediately preceding five years is as follows:

Name, Province or State and Country(1)	Position & Term of Service	Principal Occupation or Employment for Past Five Years(1)

DORIAN (DUSTY) NICOL Colorado, USA	President and CEO since March 2005, Executive Vice President since July 2003, and Director since July, 1999

President and CEO of Queenstake since March 2005; Executive Vice President of Queenstake, since July 2003, Vice President Exploration of Queenstake, July 19, 1999 to July, 2003; Vice President of Santa Cruz, December 1998 to July , 1999; Vice President of Castle Exploration Inc. from 1997 to present.

ROD McKEEN British Columbia, Canada	Corporate Secretary since May 2004

Lawyer, Partner of law firm Axium Law Group, January 2004 to present; Partner of law firm Gowling LaFleur Henderson LLP, April 2000 to December 2003. Partner of law firm Montpellier, McKeen, July 1996 to March 2000.

ERIC EDWARDS Alaska, USA	Vice President Finance and Chief Financial Officer since March, 2005

Vice President Finance and Chief Financial Officer of the Company, March, 2005 to present; Manager, Administration, Kinross Gold Corporation, 2002 to 2005; Vice President Finance, EHS Capital Partners, LLP, 2001 to 2002; Vice President and Chief Financial Officer, Viceroy Resource Corporation, 1998 to 2001; Senior Vice President Finance and Chief Financial Officer, Ivanhoe Mines Ltd, 1995 to 1998.

JOHN RICE Colorado, USA	Vice President Operations since July, 2003

Vice President Operations of the Company, since August 2004. Project Manager for the Steer Mine Development Project at Jerritt Canyon Mine, February 2004 to August 2004. Vice President and General Manager of Magistral Mine, June 2003 to February 2004. Staff Engineer for the State of Nevada’s Bureau Air Pollution Control and Contracts Administration Engineer in the Construction Division of the Nevada’s Department of Transportation from December 2001 to June 2003. Mining consultant 1997 to 2002.

Name, Province or State and Country(1)	Position & Term of Service	Principal Occupation or Employment for Past Five Years(1)

PETER BOJTOS(2) (3) Colorado, USA	Director since June, 2000	Director of the Company, June, 2000 to present. A Professional Engineer and director of several public mining companies.
HUGH MOGENSEN(2) (4) British Columbia, Canada	Director since January 1992	Director of the Company, January , 1992 to present, Independent investor and director of several public natural resource companies.
MICHAEL SMITH(2) British Columbia, Canada	Director since May 2004	Director of the Company May, 2004 to present. Chartered Accountant. Retired partner with PricewaterhouseCoopers LLP, a public accounting firm, 1982 to 2004.
ROBERT L. ZERGA(3) (4) Nevada, USA	Non-Executive Chairman, Director since April 2004	Director of the Company, April, 2004 to present. Retired mining executive.

(1) The information as to province or state and country of residence and principal business occupation during the past five years is not within the Company's knowledge and has been furnished by the respective directors and officers.

(2) Denotes a member of the Audit Committee;

(3) Denotes a member of the Corporate Governance Committee;

(4) Denotes a member of the Compensation Committee

As at the date of this AIF, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 75,000 common shares, representing less than 1% of the issued common shares of the Company.  In addition, such individuals hold stock options to acquire an additional 3.9 million common shares of the Company.

Material changes in the management structure of the Company occurring after December 31, 2004 include the resignations of Christopher Davie as President, Chief Executive Officer and as a member of the Board of Directors, and John “Jack” Engele, Vice-President of Finance and Chief Financial Officer.

On March 9, 2005, Mr. Davie resigned from his position with the Company as a result of certain health issues.  In connection with the resignation of Mr. Davie, the Company has agreed to pay Mr. Davie a $1.0 million payment and reimbursement of certain expenses.  Dorian “Dusty” Nicol was appointed President and Chief Executive Officer in addition to his current duties as Executive Vice President, Director of Exploration and a member of the Company’s Board of Directors

On February 25, 2005, Mr. Engele resigned his position with the Company to accept an opportunity with a major mining company in a senior position.  Eric H. Edwards joined the Company on March 14, 2005 accepting the position of Vice President of Finance and Chief Financial Officer.  Mr. Edwards has more than 25 years of experience in gold mining as a financial executive and specific experience with the Jerritt Canyon Mine as an Operations Controller.

The term of the directors of the Company expires at each annual general meeting of the shareholders and the term of the officers expires at the discretion of the board of directors, or upon resignation from the position.

Corporate Cease Trade Orders and Bankruptcies

Other than as set out below, no director or executive officer of the Company or shareholder holding enough securities to materially affect the control of the Company is,

(a)

Is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company), that while that person was acting in their capacity:

(i)

was the subject of a cease trade order or similar order that denied such issuer access to any  exemption  under securities legislation for a period of more than 30 consecutive days.

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company  being the object of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt  made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

In June 2000, the Ontario Securities Commission ordered that the management and certain insiders of Link Minerals Ventures Inc. ("Link"), be prohibited from trading in securities until Link's annual financial statements were filed.  As a director of Link at the time, Mr. Peter Bojtos, a director of Queenstake, was subject to the order.

The British Columbia Securities Commission issued a cease trade order against Link Minerals Ventures Inc. ("Link") in August, 2001 for the failure to file annual financial statements.  Mr. Peter Bojtos, a director of Queenstake, was a director of Link at the time.

Mr. Bojtos was a director of Sahelian Goldfields Inc. ("Sahelian") when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001.  Sahelian is now reorganized.

Mr. Bojtos was a director of Sahelian in May, 1999 when a cease trade order was issued by the British Columbia Securities Commission, and in June, 2000 when the Ontario Securities Commission issued a cease trade order against Sahelian for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements, within the time required. Sahelian was reorganized under the Bankruptcy and Insolvency Act (Canada) in 2002, and both the cease trade orders have since been lifted.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or c. transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contractor transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation which has a material interest in the contractor transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party to or to which any of its property is subject, and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2004, 2003 and 2002 except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year, or since January 1, 2002, and which are still in full force and effect, and which may reasonably be regarded as presently material.

INTERESTS OF EXPERTS

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company’s most recently completed financial year ended December 31, 2004:

Name	Qualified Person with Respect to	# of Securities Held
Staley, Okada & Partners	The audit report dated February 4, 2005, relating to the financial statements of the Company for the financial year ended December 31, 2004.	0%
Pincock Allen & Holt	Consent to disclosure with respect to the technical report titled “Jerritt Canyon Mine Elko County, Nevada Technical Report” dated February 17, 2004, amended by the technical report titled “Jerritt Canyon Mine Elko County, Nevada Technical Report” dated July 26, 2004 and the technical report titled "Jerrit Canyon Mine, Elko County, Nevada - Technical Report" dated February 23, 2005 (collectively, the “Technical Report”).	0%
Raul H. Borrastero	Qualified Person with respect to the Technical Report.	0%
Darrell L. Buffington	Qualified Person with respect to the Technical Report.	0%
Nelson D. King	Qualified Person with respect to the Technical Report.	0%
Thomas M. McNamara	Qualified Person with respect to the Technical Report.	0%
Steve Milne	Qualified Person with respect to the Technical Report.	0%
Susan R. Poos	Qualified Person with respect to the Technical Report.	0%

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com.  Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2004.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular dated April 7, 2004 for its annual general meeting of shareholders held on May 12, 2004, and once completed, will be available in its information circular for its upcoming annual general meeting of shareholders for 2005.

If you wish to receive a copy of the Company's annual financial statements, interim financial statements, related management and discussion analysis, or previous copies of Annual Information Forms, please contact the Company (see the cover page for contact information) and a copy of the documents you requested will be forwarded to you without charge.

Exhibit 2

QUEENSTAKE RESOURCES LTD.

MANAGEMENT’S REPORT

Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements necessarily include some amounts that are based on management’s best estimates, which have been made using careful judgment.

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

Although no cost effective system of internal control will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

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

/s/ Dorian (Dusty) Nicol

/s/ Eric H. Edwards

President and Chief Executive Officer

Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Queenstake Resources Ltd.:

We have audited the accompanying consolidated balance sheets of Queenstake Resources Ltd. (the “Company”) as at December 31, 2004 and 2003 and the related consolidated statements of loss, deficit, and cash flows for each of the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

/s/ Staley, Okada & Partners

Vancouver, B.C.	STALEY, OKADA & PARTNERS
February 4, 2005, except as to Notes 1b and 28, which are effective March 23, 2005	CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)		December 31, 2004		December 31, 2003
ASSETS				Restated - Note 2
Current assets				
Cash and cash equivalents	$	**6,132**	$	9,536
Trade and other receivables		**117**		209
Inventories - Note 4		**5,084**		4,858
Marketable securities - Note 5		**500**		-
Prepaid expenses - Note 6		**4,965**		4,097
Deferred financing costs - Note 7		-		3,345
Assets to be disposed of by sale - Note 8		-		8,074
Total current assets		**16,798**		30,119
Restricted cash - Note 9		**26,379**		26,338
Mineral property, plant and equipment, net - Note 10		**42,514**		35,266
Other - Note 11		**2,240**		6,221
Total assets	$	**87,931**	$	97,944
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**20,580**	$	6,878
Term loan - Note 12		-		9,952
Other current liabilities - Note 13		**2,126**		4,057
Total current liabilities		**22,706**		20,887
Other long-term obligations - Note 14		**1,093**		6,498
Reclamation and mine closure - Note 15		**25,766**		25,771
Total liabilities		**49,565**		53,156
Shareholders' equity				
Common shares, no par value, unlimited number authorized				
Issued and outstanding 410,404,627 (2003 - 360,312,493) - Note 16		**100,139**		84,817
Contributed surplus - Note 17		**1,053**		551
Convertible securities - Note 18		**363**		483
Deficit		**(63,189)**		(41,063)
Total shareholders' equity		**38,366**		44,788
Total liabilities and shareholders' equity	$	**87,931**	$	97,944

Nature of operations and going concern - Note 1
Commitments and contingencies - Note 24
Subsequent events - Note 28

Approved on behalf of the Board:

/s/ Robert Zerga
Director

/s/ Dorian Nicol
Director

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tabular information set out below is in thousands of United States dollars, except as otherwise stated.

1.

Nature of operations and liquidity

(a)

Nature of operations

Queenstake Resources Ltd. (“Queenstake” or the “Company”) engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003.

(b)

Liquidity

At December 31, 2004, the Company had negative working capital of $5.9 million, which together with expected cash flow from operations, would not be sufficient to satisfy current general and administrative activities, mining operations, capital expenditures and property obligations for the 2005 fiscal year.

During the first quarter of 2005, the Company successfully completed an equity financing for gross proceeds of Cdn $30.0 million (Note 28).  The pre-existing working capital deficit at December 31, 2004 has been mitigated by the net proceeds from the equity financing.  The net proceeds of the offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

2.

Changes in accounting policy

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003.

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004.  This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred, added to the carrying value of the asset and amortized into income on systematic basis over its useful life.  Since the Company early adopted these recommendations upon acquisition of the Jerritt Canyon Mine during 2003, there is no material impact on the consolidated financial statements in the current or prior years presented.

3.

Summary of significant accounting policies

(a)

Basis of presentation

The consolidated financial statements of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For the purposes of these financial statements these principles conform, in all material respects, with generally accepted accounting principles in the United States, except as described in Note 27.

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine in Nevada.  These financial statements and the accompanying notes include the effects of this purchase and related financing, the results of operations of the Jerritt Canyon mine since July 1, 2003, and all adjustments necessary to present fairly, in all material respects, the financial position, results of operations, and cash flows.  The format and presentation of these financial statements have been altered from that used in previous periods to present the financial information on a basis that is consistent with the nature of operations (Note 1a).  Accordingly, certain of the comparative numbers from prior periods have been reclassified to conform to the current financial statement presentation.

(b)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances have been eliminated.  The Company’s subsidiaries and percentage of ownership at December 31, 2004, are as follows:

  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

  Castle Exploration Inc. (Colorado) – 100%

On February 2, 2004, the Company sold its 100% owned subsidiary, Pangea Resources Inc. in an arm’s length transaction (Note 8).

(c)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders’ equity, revenue and expenses reported in these financial statements.  The most significant of these estimates and assumptions are those that use estimates of proven and probable gold reserves.  Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, and the rate at which amortization is charged to earnings.  The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates.

(d)

Foreign currencies and foreign currency translation

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.  The comparative financial statements from prior periods have been restated to reflect this change.

For the restatement of prior years, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The activities of Queenstake Resources Ltd., the Canadian parent company, are considered to be integrated.  Accordingly, the temporal rate method is used for the conversion of related Canadian dollar denominated accounts.

Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at average rates approximating exchange rates in effect during the prescribed time of the transactions.  Exchange gains or losses are included in the respective statement of operations.

(e)

Cash and cash equivalents

Cash and cash equivalents is considered to include cash on hand, demand balances held with banks, money market funds, certificates of deposit and highly liquid deposits with maturities of three months or less from the date of inception.

(f)

Inventories

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs.

Finished goods inventories are valued at the lower of cost or net realizable value.  Cost valuations are based on the related three-month period’s average costs.

Materials and supplies inventories are valued at the lower of average cost or replacement cost, net of a provision for obsolescence.

(g)

Marketable securities

Short-term investments in publicly traded marketable securities are recorded at the lower of cost or quoted market value.  The investment is written down to quoted market value when a decline in market value is other than temporary and the loss is included with other income and expense.

(h)

Long-lived assets to be disposed of by sale

Long-lived assets or groups of assets available for immediate sale include assets for which the Company has an approved plan to sell; which the Company is actively marketing for sale and expects to complete a sale within one year at a price that approximates current fair value; and for which a sale within one year would be considered probable.  Such assets are classified as assets to be disposed of by sale, and are measured at the lower of carrying value or fair value, less cost to sell.  No amortization is recognized for assets to be disposed of by sale.  Interest and other expenses attributable to the liabilities of the disposal group will be accrued until disposal is completed.

(i)

Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost less accumulated depreciation and depletion.  Cost includes acquisition and related costs, capitalized asset retirement costs and development costs incurred on existing ore bodies and development costs incurred to further define reserves deemed capable of commercial production.  Depletion of mine properties and intangible assets is charged on a units-of-production basis over proven and probable reserves.  Depreciation for property, plant and equipment commences when they are placed in service.  Projects and assets considered to be Construction in Progress are not depreciated until the projects are complete and placed in service.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to six years.

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

(j)

Asset retirement obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations, became effective on January 1, 2004.  This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

(k)

Non-interest bearing notes payable

Notes payable for which no interest rate has been defined are recorded at fair value based on the Company’s estimated cost of similar debt, and periodic accretion is recorded as interest expense.

(l)

Obligations under capital leases

Leases are classified as either capital or operating.  Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases.  At the time a capital lease is entered into, an asset is recorded with its related long-term financing.  Payments made under operating leases are expensed as incurred.

(m)

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

(n)

Stock-based compensation

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock-based plans when the options or incentives were granted.  In 2002, the Company adopted the recommendations of the CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, using a fair value based method.  As permitted under the recommendations, the Company elected to adopt the disclosure-only provisions of the standard, whereby pro-forma net income (loss) and pro-forma earnings (loss) per share are disclosed in the notes to the consolidated financial statements, for stock options granted to directors and employees, using a fair-value based method.  Stock-based compensation on options granted to non-employees is recorded as an expense and the credit recorded to share capital at the earlier of completion of performance or vesting of the options granted, using a fair value based method.

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA 3870.  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870, as the options vest; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003.  The fair value of stock options is credited to contributed surplus as the options vest and is subsequently transferred to share capital on exercise of the related option.

Consideration paid by directors, officers, employees and non-employees on exercise of stock options or the purchase of stock is credited to common shares.

(o)

Revenue recognition

Revenue from the sale of gold is recognized when there is pervasive evidence that an arrangement exists, the selling price is fixed and determinable, collectibility is reasonably assured, and when title and the risks and rewards of ownership pass to the buyer.

(p)

Commodity contracts

Put option contracts are purchased in order reduce commodity risk related to falling gold prices.  Put option premiums accrued or paid are deferred and netted against gold sales revenue when the options expire or are exercised.

(q)

Future income taxes

The future income tax asset and liability method of accounting for income taxes is used, whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases.  Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not such losses ultimately will be utilized.  This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

(r)

Loss per share

Loss per share is calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.  Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

(s)

Other recent accounting pronouncements

The Emerging Issues Task force of the U.S. Financial Accounting Standards Board (“FASB”) conducted a review of a broad range of accounting policies relating to the mining industry during 2004.  The topics addressed during the review included mineral rights as tangible or intangible assets, impairment and business combinations, goodwill allocation to reporting units for mining enterprises and stripping cost incurred during production in the mining industry.  Should the review result in changes to U.S. GAAP, action to harmonize U.S. GAAP and Canadian GAAP may result in changes to Canadian GAAP.

4.

Inventories

All inventories are associated with the Jerritt Canyon mine.

5.

Marketable securities

The Company received 2,000,000 shares from Nevada Pacific Gold Ltd. (“NPG”) as consideration for the sale of Pangea Resources Inc. (Note 8).  During 2004, the Company sold the NPG shares received as consideration for proceeds of $1.5 million.  In addition, the Company received 669,485 shares, valued at $0.5 million, in lieu of payment for the note receivable from NPG.  As at December 31, 2004, the market value of the remaining NPG shares is equal to their book value.  Subsequent to the period end, the Company sold 102,000 of the remaining shares of NPG for proceeds of approximately $0.1 million.

6.

Prepaid expenses

As a condition of the Jerritt Canyon term loan (Note 12), the lender required the Company to purchase a total of 394,591 gold put options, with a carrying value at approximately $4.1 million, with a series of monthly expiries from July 2003 through June 2005, inclusive.  At December 31, 2004, 55,812 gold put options, with a carrying value at approximately $0.9 million remained.  The puts each have a strike price of $330 per ounce with a maximum settlement value of $40 per ounce.  Payment of the premium for these puts was deferred and premiums were being settled each month based upon the respective number of put options expiring or exercised in that month.  On August 30, 2004, the Company paid approximately $2.0 million to settle all deferred outstanding gold put option premiums.

During December 2004, the Company purchased 105,000 gold put options, with a carrying value at approximately $0.7 million, with a series of monthly expiries from January 2005 through December 2005, inclusive.  The put options each have a strike price of $400 per ounce.  Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.

Put options remaining for 2005 are as follows:

7.

Deferred financing costs

Direct costs incurred in arranging the Jerritt Canyon term loan (Note 12) were deferred and amortized in conjunction with the repayment of the term loan.  On August 20, 2004, the term loan was paid in full and the balance of the deferred financing costs have been amortized accordingly.

8.

Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.

Fair value of the consideration received in the sale of the assets to be disposed of by sale, itemized in the table below, has been estimated at $8.7 million.  The Company recognized a gain of $661,000 as a result of this transaction.

The $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan (Note 12), as required by the loan terms.

The $3.0 million note receivable issued by NPG to the Company as part of the consideration was originally non-interest bearing and due in full on August 2, 2004.  As required by the terms of the term loan agreement, payments received from NPG towards repayment of the note were applied against the balance owing at that time on the term loan.  Agreements reached on July 28, 2004, August 20, 2004, and October 25, 2004 amended the terms of the note, which included aggregate interim payments of $1.5 million, which were applied against the balance owing on the term loan at the time of the payment.  In lieu of cash payment for the NPG note receivable, the Company agreed to accept 669,485 NPG shares valued at $0.5 million which are held as marketable securities at December 31, 2004 (Note 5).  On November 12, 2004, the Company received $1.5 million from NPG in full payment of the remaining principal balance of the note.

Cash realized from the sale of the common shares of NPG and payments towards the $3.0 million note issued by NPG have been used to reduce and pay out the term loan, and subsequent to the repayment of the loan, to support exploration and underground development activities at the Company’s principal operation, the Jerritt Canyon Mine.  Accordingly, the Company believes that the sale of the Company’s subsidiary will have no material adverse effect on the Company’s future operating results.

9.

Restricted cash

As part of the consideration for the Jerritt Canyon mine, the Company assumed the liability for the asset retirement obligations of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal will be used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program.

10.

Mineral property, plant and equipment

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine and its related assets, in an arm’s length transaction, from AngloGold Limited (“AngloGold”) and Meridian Gold, Inc. (collectively the “Sellers”).  In satisfaction of the terms of the agreement, the Company has paid to the Sellers $1.5 million in cash, issued 32 million common shares of the Company with a fair value of $4.1 million, agreed to a deferred production payment of $6.0 million, which was settled in full during fiscal 2004 with a cash payment of $5.6 million and agreed to a net smelter return royalty capped at an aggregate of $4.0 million, which was settled in full during fiscal 2004 with a cash payment of $3.5 million.  A 1% net profits interest royalty, payable only to AngloGold, remains in perpetuity for the life of the Jerritt Canyon Mine.

The Company also assumed all of the Sellers’ Jerritt Canyon related asset retirement obligations.  The fair value of the asset retirement obligations were independently estimated at $25.8 million as at June 30, 2003 by American Insurance Group Environmental (“AIG”), a division of American International Companies (Note 15).  This amount has been fully funded through an environmental risk transfer program underwritten by AIG (Note 9).

11.

Other assets

12.

Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”) bearing interest at the U.S. prime rate of 7%, the proceeds of which were used to partially fund the acquisition of the Jerritt Canyon Mine.  At December 31, 2003, the term loan balance was $10.0 million as a result of scheduled amortization, cash sweeps and voluntary prepayments.  On February 3, 2004, $4.0 million received in the sale of assets to be disposed of by sale (Note 8), were used to repay a portion of the term loan and accrued interest thereon, as required by the loan terms.  On March 31, 2004 and June 30, 2004, the Company made scheduled payments of $2.5 million on each date respectively, plus accrued interest, reducing the term loan to approximately $1.1 million.  On July 29, 2004 and August 20, 2004, the Company paid $0.5 million and $0.6 million, respectively, paying the balance of the term loan in full.

13.

Other current liabilities

14.

Other long-term liabilities

As a part of the cost of the Jerritt Canyon acquisition, the Company had agreed to pay the Sellers a $6.0 million production payment by way of quarterly payments of $1.0 million, to begin at the earlier of full repayment of the term loan (Note 12) or June 30, 2005.  On August 20, 2004, the Company paid the term loan in full, thus triggering the commencement of the $6.0 million production payments.  On August 30, 2004, the Company paid approximately $5.6 million to settle in full the deferred production payments with an undiscounted value of $6.0 million.  The Company’s estimated fair value of this liability was $5.1 million; thus a loss of $0.5 million on the early payment of debt was reflected as interest expense.

Also as a part of the cost of the Jerritt Canyon acquisition the Company assumed a $2.0 million interest-free note owed to AngloGold for an oxygen plant located at the Jerritt Canyon Mine.  The terms required payments of $250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005.  On August 30, 2004, the Company paid approximately $0.7 million to settle in full the remaining note payable balance associated with the oxygen plant.

Also as a part of the Jerritt Canyon acquisition, the Company agreed to a net smelter royalty on future Jerritt Canyon production.  The royalty commenced on the earlier of the full repayment or refinancing of the term loan (Note 12) and was capped at $4.0 million, at which time the royalty converted to a 1% net proceeds interest (Note 24a).  On August 30, 2004, the Company paid approximately $3.5 million to settle in full the $4.0 million net smelter royalty.

15.

Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property has been estimated based upon existing reclamation standards.  The original $25.8 million estimate of the fair value of these costs was based on a present value analysis of the future asset retirement costs conducted by the American Insurance Group Environmental (“AIG”).  As at December 31, 2004, management believes that the total reclamation liability estimate has not materially changed.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”).  The ERTP includes several components: a Commutation Account, reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the years ending December 31, 2004 and 2003:

Commutation Account

Integral to the ERTP is the Commutation Account discussed in Note 9, the required amount of which was independently estimated by AIG.  The terms of the ERTP (discussed below) contemplate that the currently existing Jerritt Canyon reclamation liability will not exceed the Commutation Account balance plus interest earned on the Commutation Account.  This is consistent with the intent of CICA Handbook section 3110, Asset Retirement Obligations.

Reclamation cost cap insurance

The ERTP also includes a reclamation and mine closure cost cap insurance policy, which will serve to fund reclamation and post-closure site management by the Company.  The insurance provides coverage for future reclamation and mine closure costs if they exceed those funded by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that the ultimate reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum.  The Company does not currently anticipate reclamation costs in excess of the Commutation Account.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing in 2003.

Surety bonds

AIG has posted a total of $35.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection, to provide these agencies assurance that the Company will meet its reclamation obligations.

16.

Common Shares

On October 7, 2004, the Company issued 34,254,000 common shares and 17,127,000 common share purchase warrants in an equity offering for gross proceeds of approximately $13.0 million.  Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006.  The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million and issued 1,712,700 Compensation Options to the underwriters.  Each Compensation Option entitles the holder to purchase one unit of the Company at an exercise price of Cdn $0.50, at any time before October 8, 2005; each unit purchased will consist of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006.

17.

Contributed surplus

18.

Convertible securities

On October 7, 2004, the Company issued 17,127,000 common share purchase warrants in relation to the completed equity offering for gross proceeds of approximately $13.0 million.  Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006.  The Company issued to the underwriters 1,712,700 Compensation Options.  Each Compensation Option entitles the holder to purchase one unit of the Company at a price of Cdn $0.50, at any time before October 8, 2005; each unit will consist of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006.  The Company used the Black-Scholes Option Pricing Model to determine a fair value of $137,345 for the Compensation Options.

During the twelve months ended December 31, 2004, 15,313,134 of the warrants issued have been exercised for total gross proceeds of $2.9 million.

19.

Stock options

At December 31, 2004 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan.  The 1995 Plan was established on May 17, 1995, amended most recently on May 12, 2004 and is the Company’s only active incentive stock option plan.  A maximum of 30,000,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting.  Shareholder approval is required to increase the number of options available for grant under the 1995 Plan.  One half of any options granted are exercisable immediately and the remainder vest and become exercisable one year later.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled.

The following table sets out the activity in Company’s incentive stock option plans for the years ending December 31, 2004, 2003 and 2002:

Options outstanding at December 31, 2004 are exercisable in the following amounts and exercise prices:

Under the 1995 Plan, 5,050,000 stock options were granted to directors, officers and employees of the Company during 2004.  Of the options granted 2,525,000 vested immediately upon granting and the remaining 2,525,000 will vest one year from the date of grant.

The Company has retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870 and recording a credit to contributed surplus; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003, previously disclosed on a pro-forma basis.

In preparing these fair value estimates for 2004, 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Stock based compensation of $537,637 recorded for the year ended December 31, 2004, is related to the issuance and vesting of stock options to directors, officers, and employees in 2003 and 2004.

Restatement

Prior period financial statements are restated for the fair value of stock-based compensation for the years 2003 and 2002, consistent with CICA 3870 (Note 2), based on stock based compensation for 2003 and 2002 of $347,000 and $93,000 respectively.

20.

Interest expense

21.

Income taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at December 31, 2004 are as follows:

The Company has income tax loss carry forwards of approximately $7.3 million, which may be used to reduce future income taxes otherwise payable and which expire principally in the years 2005 to 2011. The tax benefit of the above noted loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

22.

Supplemental cash flow disclosure

23.

Financial instruments

Fair value

The fair value of the Company’s current financial assets and liabilities approximates their carrying values, due to their short-term maturities.

Foreign currency risk management

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars.  In 2003 and 2004, the Company’s principal source of equity capital was Canada.  Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars.  The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity risk management

In July 2003, as required by the term loan lender (Note 12), the Company purchased gold put options to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005 (Note 6).  The Company has continued to enter into gold put options for the fiscal year 2005 in order to reduce exposure to the risk of falling gold prices (Note 6).  Put options are not considered financial instruments and thus, are not marked to market consistent with Canadian GAAP.

The Company does not use gold forward sales contracts to fix future gold prices realized.

24.

Commitments and contingencies

(a)

Commitments

The Company has obligations under operating leases for its corporate offices, office equipment and operating equipment.  Future minimum lease payments for non-cancelable leases with initial or remaining lease terms in excess of one year at December 31, 2004 are as follows:

The Company is required to pay a perpetual 1% net proceeds interest to AngloGold Corp as a condition of the purchase of the Jerritt Canyon Mine.  The net proceeds consist of gross revenue received less all operating expenses; all advance minimum royalty, lease, purchase, rental and claim maintenance; all post-production capital expenditures; all anticipated post-closure reclamation costs; all production royalties; and all qualifying taxes.  At December 31, 2004, the Company has incurred no current or long-term obligation for the net proceeds interest nor have any payments been made in lieu of this requirement.

(b)

Legal

The Company may be involved in various claims, legal proceedings and complaints arising in the ordinary course of business.  The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which the Company may be required to pay by reason thereof, will have a material effect on the future conditions or future results of operations for the Company.

(c)

Environmental

The Company engages in mining, development and exploration activities, which are subject to various federal and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and may become more restrictive.  The Company conducts its operations in a manner to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.

25.

Retirement plans

Upon completion of the Jerritt Canyon acquisition, the Company assumed sponsorship, from the prior owners of the Jerritt Canyon mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees.  The Company makes defined contributions of up to 7.5% of eligible employees' salaries and is not responsible for the performance of investment vehicles selected by employees.  The Company contributed $1,372,206 for the twelve-month period ended December 31, 2004 and contributed $602,702 during the six months ended December 31, 2003.  The Company had no similar retirement plan prior to June 30, 2003.

26.

Segment information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon mine in Nevada.

27.

Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  For the purposes of these financial statements these principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The adjustments to comply with U.S. GAAP, with respect to the consolidated balance sheets for the years ended December 31, 2004 and 2003 would be as follows:

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of loss for the years ended December 31, 2004, 2003 and 2002 would be as follows:

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 would have no material effect on net cash provided by / (used in) operations, cash used in investing activities and cash provided by / (used in) financing activities.

The significant differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States, as they relate to these financial statements are as follows:

(a)

Certain income and expense items may be disclosed after income (loss) from operations for Canadian GAAP.  These items are included in income (loss) from operations for U.S. GAAP.

(b)

The Company purchased gold put options (Note 6), as required by the Jerritt Canyon term loan (Note 12) to establish a minimum price, which the Company would receive for a significant portion of its gold production during the amortization period of the term loan.  During fiscal 2004, the Company has also entered into additional put option agreements for the 2005 fiscal year.  These contracts do not qualify as designated hedges under FAS 133 and FAS 137, accordingly for U.S. GAAP, changes in the fair value of the outstanding puts are recognized as a component of net loss.

(c)

Under U.S. GAAP, unrealized gains and losses on investments held for re-sale are shown separately in the derivation of comprehensive income.  After the investment is sold, the related gain and loss amounts in comprehensive income are reclassified to the statement of loss.

28.

Subsequent Events

On March 23, 2005, the Company successfully closed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of Cdn $30.0 million.  The aggregate cash proceeds included Cdn $10.0 million issued and sold pursuant to exercise by the Agents of an over-allotment option.  The total Offering consisted of 100 million units (the “Units”), including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  If at any time after six months from the closing of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn$0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering.  The net proceeds of the Offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

Exhibit 3

QUEENSTAKE RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at March 29, 2005 unless otherwise indicated, and it should be read in conjunction with the audited consolidated financial statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") as at December 31, 2004 and the notes thereto, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Differences from generally accepted accounting principles in the United States (“U.S. GAAP”) and Canadian GAAP are described in Note 27 to the consolidated financial statements.  All dollar figures are in U.S. dollars, unless otherwise indicated.

OVERVIEW

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, 50 miles north of Elko, Nevada.  The Jerritt Canyon Mine complex consists of four underground mines, which together with ore stockpiles, feeds ore to a 1.5 million ton per year capacity ore processing plant.  Jerritt Canyon has extensive exploration potential, comprised of an approximately 100 square mile land position, together with a geological database compiled over the past 25 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.  Consequently, comparisons of production and operating results to periods prior to June 30, 2003 are not meaningful.

Highlights of the Company’s activity in the year ended December 31, 2004 are as follows:

In February 2004 the Company completed the sale of Pangea Resources Inc. (“Pangea”) and all of its related assets, including the Magistral Mine, to Nevada Pacific Gold (“NPG”) for an initial payment of $4.0 million in cash, a note receivable of $3.0 million due in the current year and 2,000,000 common shares of NPG.  Subsequently to the sale during 2004, the Company collected $2.5 million in cash and agreed to accept an additional 669,485 shares of NPG with a fair value of $0.5 million to settle the balance of the note receivable.  The Company sold 2,000,000 of the 2,669,485 shares of NPG for proceeds of $1.5 million.  The cash proceeds from the sale of Pangea and cash realized from the sale of the 2,000,000 common shares were used to reduce the balance of an existing term loan and support exploration and underground activities at the Jerritt Canyon Mine.

In August 2004, the Company successfully completed the closing of a private placement for aggregate cash proceeds of approximately $12.9 million and reached agreements to settle all material obligations connected with the Company’s June 2003 acquisition of the Jerritt Canyon Mine.  From the proceeds of the offering the Company paid approximately $11.9 million to settle deferred production payments, a net smelter royalty, notes payable and the remaining balance of a term loan.

During 2004, the Company’s mining activities resulted in the depletion of estimated proven and probable reserves from production by 243,000 ounces.  Total additions to the estimated reserve during 2004 were 298,000 ounces exceeding the ounces depleted during the year by approximately 55,000 ounces.  Estimated proven and probable reserves as at December 31, 2004 are reported to be 875,000 contained ounces as compared to 820,000 at December 31, 2003.

The Company initiated a district-scale exploration program during 2004.  Expenditures during the year were $6.6 million.  Promising targets were explored throughout the 100 square mile Jerritt Canyon district.  The most significant results were obtained at Starvation Canyon, where high-grade gold mineralization was

QUEENSTAKE RESOURCES LTD.

located in a system that remains open in all directions.  Management believes Starvation Canyon to be a part of a larger mineralized trend with a strike length of at least 4.5 miles.

During December 2004, the Company’s common shares were approved for listing on the American Stock Exchange (“AMEX”) and commenced trading under the ticker symbol “QEE”.

Material changes in the management structure of the Company occurring after December 31, 2004 include the resignations of Christopher Davie as President, Chief Executive Officer and as a member of the Board of Directors, and John “Jack” Engele, Vice-President of Finance and Chief Financial Officer.

On March 9, 2005, Mr. Davie resigned from his position with the Company as a result of certain health issues.  In connection with the resignation of Mr. Davie, the Company has agreed to pay Mr. Davie a $1.0 million payment and reimbursement of certain expenses.  Dorian “Dusty” Nicol was appointed President and Chief Executive Officer in addition to his current duties as Executive Vice President, Director of Exploration and a member of the Company’s Board of Directors

On February 25, 2005, Mr. Engele resigned his position with the Company to accept an opportunity with a major mining company in a senior position.  Eric H. Edwards joined the Company on March 14, 2005 accepting the position of Vice President of Finance and Chief Financial Officer.  Mr. Edwards has more than 25 years of experience in gold mining as a financial executive and specific experience with the Jerritt Canyon Mine as an Operations Controller.

On March 23, 2005, the Company successfully closed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of Cdn $30.0 million.  The aggregate cash proceeds, included Cdn $10.0 million issued and sold pursuant to exercise by the Agents of an over-allotment option.  The total Offering consisted of 100 million units (the “Units”), including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months.  If at any time after six months from the March 23, 2005 closing date of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn $0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering.  The net proceeds of the Offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations.  Any additional net proceeds will be used for general corporate working capital.

OUTLOOK

Reserves and Resources

The December 31, 2004 Jerritt Canyon year-end reserves and resource estimate demonstrates that fiscal 2004 to increase and replace the mined reserves has been successful.  The Company has established 298,000 ounces of new reserves during 2004, which exceeds the current year production of 243,000 for a net increase in reserves of approximately 55,000 ounces.

Reserves were increased in and around existing work areas at the Smith and SSX Mines.  Development at Steer and Mahala, which were added to reserves in 2003, provided locations for underground drilling which increased reserves at Steer to 95,000 contained ounces and increased the Mahala reserves by 62% to 81,000 contained ounces.  New reserve areas include Zone 5 (B-Pit) of Smith, Saval 4, and Murray Zone 7.  Additional drilling into Zone 5 of Smith resulted in upgrading the resource to a reserve of 38,000 ounces.  Surface drilling in the Saval mineralization northwest of SSX resulted in increasing and upgrading the

QUEENSTAKE RESOURCES LTD.

resource at Saval 4 to reserve status.  At Murray, Zone 7 was added to reserve and development will allow underground drilling to commence in March.  Surface drilling at Murray Zone 9 significantly increased the resource and additional drilling is planned for 2005.  Further development and the preparation of secondary escape ways will be completed at Mahala and Steer during early 2005, resulting in expected increases in both mined tons and mill feed grade during the latter part of the year.

Development and Exploration

Drilling results since the completion of the December 31, 2004 reserve estimate continue to be encouraging, with significant grade and width intercepts outside the current resource envelope, but near current workings.  Management believes these results are indicative of additional mineral inventory which it anticipates converting to reserves and/or mining during the next year.  Management believes that measured and indicated resources and proven and probable reserves can be generated in the immediate mine areas at a rate that will keep pace with mining depletion for the foreseeable future.

Development of two new reserve areas, Steer and Mahala, at Jerritt Canyon is well underway.  Mineralization for the Steer and Mahala reserves are accessed via a new portal collared in April 2004 and from the Smith Mine, respectively.  Both Steer and Mahala reserve development have progressed to the proximity of the underground ore zones and underground drilling has both expanded and added continuity to ore shapes.  Results received for 2004 underground drilling were incorporated in the December 31, 2004 reserve estimate.

The 2005 development and exploration program will continue to focus on both near-mine exploration, with the objective of short-term reserve replacement, and district-scale exploration with the objective of discovery of new ore bodies.  A priority of district-scale exploration during 2005 will be the Starvation Canyon deposit, where the Company announced a discovery during 2004.

New Mine Production

Major development of the new Steer Mine commenced in April 2004 with development of the Steer decline and subsequent definition drilling of the known ore shapes.  Shop and office construction was initiated and electrical and communications infrastructure was installed in 2004.  Prior to starting commercial production from this mine, a second escape way must be provided by a connection to the existing SSX Mine.  This connection is scheduled for completion early in the second half of 2005.  The Company has estimated completion costs of approximately $2.1 million prior to the commencement of commercial production.

Major access development to the Mahala reserve was largely completed from the existing Smith Mine in 2004.  Completion of a ventilation and escape raise to surface is underway and will allow production from this high-grade ore body to commence in the later part of 2005.  The Company has estimated completion costs of approximately $2.9 million prior to commencement of commercial production from the Mahala reserve.  The average grade at Mahala is expected to be 0.371opt and this will have a positive effect on mill grade as production starts in the later part of 2005.

At Zone 5 of the SSX Mine new pods of ore were discovered and have been developed for 2005 production.  Development was also carried out in Zone 1 to the east for production during 2005.

Capital mine development costs for Steer, Smith and SSX are estimated to total $8.6 million during 2005.  The Company currently expects to finance this development with cash flows generated from operations.

Other Mines

As expected, the MCE Mine was depleted during 2004 and mining operations have been discontinued.  The equipment used at the MCE Mine has been redeployed to other mining operations.  The Murray Mine, which in the past was a major component of production, is nearing the end of its life with the main ore body to be depleted this year.  However, Zone 7 at Murray was added to reserves, and drilling significantly increased the resource at Zone 9.  Replacement of the Murray ore mill feed will be provided by Steer and Mahala in the near term and from the area to the north of SSX known as Saval in later years.

QUEENSTAKE RESOURCES LTD.

2005 Production

The operating practice since the year 2000 at the Jerritt Canyon Mine has been to blend ore mined from underground with ore stockpiled from earlier open pit operations.  The resulting mill feed averaged 1.4 million tons per year.

The primary focus of production during 2005 and succeeding years will be to increase the rate at which underground ore is mined and fed to the mill.  Additional underground ore will reduce the component of low-grade stockpile fed to the mill resulting in an increase of mill feed grade during 2005, which is anticipated to have the effect of reducing unit operating costs.  This is expected to result in a increase in gold production by approximately 13% during 2005, with no additional costs to the mill plant nor any increase in mill operating costs.

The Company expects 2005 gold production to be approximately 275,000 ounces with approximately 45% of the production occurring in the first half of 2005 and 55% in the latter half of 2005.  The Company’s expected 2005 gold production represents an increase of 13% over 2004 production.  Gold production in 2005 will primarily occur from the SSX Mine with additional contributions from the Murray, Smith, Mahala and Steer Mines.  Mill capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.  In an effort to minimize the seasonal impacts on mining and processing, the Company plans to continue concentrating on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months.

As discussed above, 2005 production will largely be achieved by introducing new mill feed in the latter part of the year from the Steer and Mahala Mines.

Life of Mine Plan

A life of mine plan has been prepared based on management’s expectation of the future conversion of resources to reserves at a rate commensurate with that achieved during 2004 and the second half of 2003. The discovery of additional resources, should it occur, would provide the potential for additional mine life.

The life-of-mine plan envisages that underground ore production will increase to approximately 1.4 million tons per year by mid 2005 and continue at this rate through 2009.  The plan is predicated on the continuing conversion of measured and indicated resources to proven and probable reserves at rates achieved in the past, but does not assume additional exploration success.  Management believes that these assumptions are reasonable.

The SSX Mine is expected to continue to produce at a rate of 500,000 to 600,000 tons of ore per year, while Smith production, with the addition of Mahala ore, is expected to continue to produce at a rate of 300,000 tons per year.  Initially, Steer production is expected to be initially 150,000 tons per year rising to approximately 300,000 to 350,000 tons per year.  Additional ore tons of approximately 150,000 with be provided by other target zones and low grade stock piles.

RESULTS OF OPERATIONS

Gold production

The Company began commercial scale gold production from the Jerritt Canyon Mine, its only producing gold mine, on June 30, 2003.  Gold production during the year ended December 31, 2004 was 243,333 ounces, while gold production for the year ended December 31, 2003 was 302,096 ounces, of which 152,095 ounces were to the account of the former owners and 150,001 ounces were to the Company’s account.  Key quarterly production statistics are illustrated in Table 1 below.

QUEENSTAKE RESOURCES LTD.

Table 1 – Jerritt Canyon Production Statistics

Ounces of gold produced decreased 11% in the final two quarters of 2004 as compared to the same period in 2003.  The decrease was attributable to a decline in the grade of ore mined in the period and a decrease in process recovery in the fourth quarter of 2004.  The Company believes that the decline in the grade of mined ore resulted from a lack of available working faces caused by a prolonged decline in development work over the past years.

Gold production for 2004 was approximately 13% below expectations.  Weather conditions affected gold production early in the year, and some difficulties were experienced in mining dilution and in maintaining mine development sequencing during the second quarter of 2004.  Process recoveries were also affected by characteristics of some of the ores milled, a transient situation, and by variations in mill feed rates.  Several factors that affect production levels, such as the number of available working faces in the mines, equipment availability and productivity improved during the third and fourth quarters of 2004.

Total cash operating costs for the twelve months ended December 31, 2004 were $336 per ounce compared to $270 per ounce for the six months of Company mining operations during the year ended December 31, 2003.  Increased costs including electricity and commodity prices, together with one-time processing plant maintenance costs resulted in approximately a 10% increase in total cash operating costs through the twelve-month period ended December 31, 2004.  The remaining unit cost increase is attributed to lower gold production and the decrease in the average grade of ore mined during 2004.

Statements of loss

The Company reported a net loss of $22.1 million ($0.06 per share) and $8.1 million ($0.04 per share) for the twelve-month periods ended December 31, 2004 and 2003, respectively.  The principal components of the loss for the year ended December 31, 2004 are: a loss from operations of $17.1 million, interest expense of $4.9 million and stock-based compensation expense of $0.5 million which are offset by net other income of $0.5 million, including the $0.7 million gain from the disposition of Pangea Resources Inc. in February 2004.  The principal components of the loss for the year ended December 31, 2003 are: interest expense of $4.9 million and a $6.2 million write-down of the Company’s investment in the Magistral Joint Venture, offset by income from operations of $3.1 million.

Income (loss) from operations in 2004, 2003 and 2002 are illustrated in the Table 2 below.

QUEENSTAKE RESOURCES LTD.

Table 2

During the year ended December 31, 2004, revenues were generated from the sale of 245,651 ounces of gold compared to 146,823 during the six months of mine operations during the year ended December 31, 2003.  Average gold sale prices increased $24 per ounce during the twelve-month period ended December 31, 2004 to $398 per ounce compared to $374 per ounce for the six months of mine operations during the year ended December 31, 2003.

Operating costs and depreciation, depletion and amortization costs are substantially all associated with the Jerritt Canyon Mine.  Operating costs were substantially as expected for the year ended December 31, 2004 with the exception of increased electricity and commodity prices.  The increases in electricity and commodity costs and lower gold production contributed to the increase in cash cost per ounce during 2004.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5 on page 9 below.

Depreciation, depletion and amortization expense are substantially all attributed to the Jerritt Canyon mineral property, plant and equipment.  Depreciation of the processing plant and mining equipment comprises $4.4 million and $1.7 million of the totals for the year ended December 31, 2004 and the six months of Company mine operations during the period ended December 31, 2003, respectively; amortization and depletion expenses comprise the remaining $15.2 million and $7.5 million for the same periods.  Reference should be made to Note 3 of the financial statements where accounting policies for depreciation, depletion and amortization are discussed.

Exploration expense for the year ended December 31, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District.  The Jerritt Canyon District exploration program was not in process during the six months of Company mine operations during the year ended December 31, 2003.

General and administrative costs are associated with the Company’s executive offices in Denver, Colorado and are substantially as expected and comparable for the years ended December 31, 2004 and December 31, 2003, respectively.  General and administrative costs include wages and salaries of $1.2 million, facilities expense of $0.2 million, legal and professional fees of $0.9 million and general operating expenses of $1.3 million, which includes supplies, travel and entertainment, corporate filing fees and other miscellaneous operating expenses.

The principal remaining components of the Company’s net loss, other income, net of other expense and interest expense, are illustrated in Table 3 below.

QUEENSTAKE RESOURCES LTD.

Table 3

Other income, net of other expense includes a one-time gain of $0.7 million during the first three months of 2004 resulting from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico.  During 2003, the Company had recorded a provision for impairment of the Magistral Joint Venture of $6.2 million.  This group of assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003.  On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG, and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.  The value of the consideration received was estimated at the actual cash received plus the fair value of the note receivable and the shares in NPG.

Stock-based compensation expense of $0.5 million is attributable to 5,050,000 stock options issued to directors, officers and employees of the Company during the year ended December 31, 2004 as compared to 3,900,000 options issued during the year ended December 31, 2003.  Stock-based compensation expense of $0.3 million for the year ended December 31, 2003 is reflected as a restatement after adoption of the transitional rules of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Reference should be made to Notes 2 and 3 of the financial statements where changes in accounting policy and significant accounting policies for stock-based compensation are discussed.

Interest expense for the years ended December 31, 2004 and December 31, 2003, respectively, results principally from amortization of deferred financing costs related to the term loan, amortization of deferred financing costs related to the financing of the put options, accretion of interest on the deferred production payment and interest paid on the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The interest rate on the term loan was at the stated U.S. prime rate plus 7%.  Interest expense during the years ended December 31, 2004 and December 31, 2003, included a $4.5 million and a $3.7 million, respectively, non-cash component comprised principally of amortization of costs incurred in arranging the term loan.

The trend in quarterly revenues and net income (loss) is illustrated in Table 4 below.

Table 4 - Summary of Quarterly Results

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1.  The Company sells its gold production at the spot price and has no forward sales commitments.

QUEENSTAKE RESOURCES LTD.

At December 31, 2004, the Company had 55,812 gold put options with a strike price of $330 per ounce and 105,000 gold put options with a strike price of $400 per ounce.  The put options with a strike price of $330 were purchased as a condition of the term loan related to the Jerritt Canyon acquisition.  They expire monthly with the balance of these options expiring evenly in the first six months of 2005.  The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $2.5 million and $0.6 million during the years ended December 31, 2004 and December 31, 2003, respectively.  The gold put options with a strike price of $400 expire monthly throughout 2005 in correlation to the amount of put options purchased/expiring for each respective month.

The trend in the net loss through the six most recent fiscal quarters correlates with the trend in gold production and the associated changes in the cash operating costs per ounce of production.  Cash operating costs have been higher with increases in commodity prices, including propane, concrete and electricity, during the third and fourth quarters of 2004.  With the relatively lower than expected gold production and higher cash operating costs, cash operating costs per ounce were higher than expected during 2004.  The Company continues to focus on addressing operational issues in order to lower cash operating costs to offset the sustaining trend of high commodity costs.  The net loss during the six-month period ended December 31, 2003 includes a one-time $6.2 million write-down of the Company’s investment in the Magistral Joint Venture which owned and operated the Magistral Mine.

Development and exploration

Development of two new reserve areas, Steer and Mahala, at Jerritt Canyon is well underway.  The Steer reserves are accessed via a new portal collared in April 2004, and the Mahala reserves are accessed from the Smith Mine.  Both the Steer and Mahala reserve development have progressed to the proximity of the underground ore zones and underground drilling has both expanded and added continuity to ore shapes.  Results received for 2004 underground drilling were incorporated in the December 31, 2004 reserve estimate.

Approximately 689,684 feet were drilled during 2004 in surface and underground exploration holes.  The near mine program was successful in adding to the Company’s proven and probable reserves net of depletion during 2004.  The district scale program tested a number of promising targets, achieving its most notable success with the discovery of high-grade gold mineralization at Starvation Canyon.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. If the price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

QUEENSTAKE RESOURCES LTD.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of purchased gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Reconciliation of non-GAAP measures

Table 5 below provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

Table 5

SELECTED ANNUAL INFORMATION

As a result of the acquisition of the Jerritt Canyon Mine on June 30, 2003, the Company began to report revenues from gold production in 2003, and significantly increased its assets and long-term financial liabilities.

Table 6 – Selected Annual Information

Total assets decreased by approximately $10.0 million during the twelve months ended December 31, 2004.  The principal components of the 2004 decrease in assets are the disposal of assets held for sale of $8.1 million, the expense of deferred financing costs of $3.3 million and a decrease in cash and cash equivalents of $3.4 million.  During the year the Company added cash assets from common share issuance proceeds aggregating $15.2 million, which were used to pay out long term liabilities and fund exploration, development and general and administrative activities in aggregate of approximately $18.6 million.  Consideration received for the disposal of assets was used to reduce the balance of the term loan which included an initial cash payment of $4.0 million, payments received for repayment of a $2.5 million note receivable and $1.5 million received from the sale of 2,000,000 shares received from NPG.  These decreases

QUEENSTAKE RESOURCES LTD.

were offset by increases of $0.2 million in inventories, $0.5 million in marketable securities and an increase of $4.3 million in mineral property, plant and equipment.

The principal components of the 2004 decrease in long-term liabilities are a $5.6 million payout during 2004 of the Jerritt Canyon production payment and the repayment of the oxygen plant note payable, which had a balance of $1.1 million at December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2004, the Company’s current assets decreased $13.3 million to $16.8 million from $30.1 million as at December 31, 2003.  The decrease consists primarily of a reduction in cash of $3.4 million, amortization of deferred financing costs of $3.3 million and the disposal of assets held for sale of $8.1 million.  The decreases to current assets are offset by increases in inventories of $0.2 million, marketable securities of $0.5 million and prepaid expenses of $0.8 million.  Current liabilities increased $1.8 million due to increases in accounts payable and accrued liabilities of $13.7 million offset by decreases in other current liabilities of $1.9 million and the payout of the $9.9 million remaining balance for the term loan.

The Company generated cash from operating activities, before changes in non-cash working capital, of $2.5 million from gold production and related gold sales at the Jerritt Canyon Mine during the year ended December 31, 2004 as compared to cash generated from operating activities, before changes in non-cash working capital, of $11.5 million during the year ended December 31, 2003.  Gold production was lower than expected during the year and approximately 11% lower than total production for the Jerritt Canyon Mine during the last six months of 2004 as compared to the comparable period in 2003.  Lower relative cash from operating activities from the prior year can be attributed to the lower than expected gold production and related sales.  The Company also generated cash from operating activities of $9.5 million in 2004, mainly due to an increase in trade payables to suppliers of $10.4 million as compared to $4.0 million in 2003.

In February 2004 the company completed the sale of Pangea Resources Inc. (“Pangea”) and all of its related assets, including the Magistral Mine, to Nevada Pacific Gold (“NPG”) for a total of $4.0 million in cash, a $3.0 million note payable and 2,000,000 common shares of NPG.  During 2004, the Company sold 2,000,000 shares of NPG, obtained as payment in the sale of Pangea, for net proceeds of approximately $1.5 million and realized an insignificant loss.  In addition, the Company collected $2.5 million of the note receivable and agreed to accept 669,485 shares of NPG, valued at $0.5 million, in lieu of the remaining $0.5 million owing on the note receivable from NPG.  The cash proceeds from the sale of Pangea and cash realized from the sale of the 2,000,000 common shares were used to reduce the balance of an existing term loan, support exploration and underground activities at the Company’s principal operation, the Jerritt Canyon Mine.

During 2004, the Company completed payments in full for the $10.0 million balance of the term loan outstanding at December 31, 2003.  The entire $4.0 million cash consideration received from NPG on the completion of the sale of Pangea Resources Inc. together with the $0.5 million paid on July 29, 2004, as discussed above, were used to reduce the term loan, as required by the loan terms.  In addition, the Company made scheduled payments of $2.5 million each on March 31, 2004 and June 30, 2004.  A final installment of $0.6 million was made in August 2004 to pay the December 31, 2004 balance of the term loan in full.

In July 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $12.9 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of the Company.  Each whole common share purchase warrant is exercisable at a price of Cdn $0.65 until February 10, 2006.  The Company paid the underwriters a cash commission equal to 5.0%

QUEENSTAKE RESOURCES LTD.

of the gross proceeds of the offering, or approximately $0.6 million.  In addition, the Company issued the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options are exercisable to acquire 1,712,700 units of the Company at a price of $0.50 per unit until August 10, 2005.  Each unit will consist of one common share and one-half of one warrant with the warrants having the same terms as the private placement warrants described above.

On August 30, 2004, the Company paid approximately $5.6 million to settle in full deferred production payments with an undiscounted value of $6.0 million; approximately $3.5 million to settle in full a net smelter return royalty capped at $4.0 million; and approximately $0.7 million to settle in full a note payable associated with the oxygen plant acquired with the Jerritt Canyon facilities.  In addition, the Company paid approximately $2.0 million to Standard Bank London Limited, to settle all outstanding gold put option premiums.  The acquisition of gold put options, with an original cost of approximately $4.1 million, had been a condition of the acquisition term loan.

During the year ended December 31, 2004, approximately 15.3 million warrants were exercised, providing the Company with approximately $2.9 million of cash.  The Company currently has approximately 10.5 million in-the-money share purchase warrants outstanding, which, if exercised would provide the Company with an additional approximately $2.1 million in cash.  However, there can be no assurance these warrants will be exercised.

For the year ended December 31, 2004, operating activities provided cash of $11.9 million, including $10.4 million related to an increase in accounts payable to suppliers.  A $3.3 million increase in accounts payable has been offset against investing activities regarding property plant and equipment.  During the year ended December 31, 2003, operating activities provided cash of $13.5 million, including $4.0 million related to an increase in accounts payable to suppliers.  The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized (Table 1).  The relative decrease in cash provided by operating activities from the prior year is the result of lower gold production and related gold sales.  Gold production for 2005 is expected to be higher than the production levels achieved during the twelve months ended December 31, 2004; consequently the Company believes that cash from operating activities will also increase in 2005, relative to the prior year.

The Company invested $24.8 million, including $3.3 million included in year-end accounts payable, in the Jerritt Canyon Mine during the year ended December 31, 2004, principally in underground mine development, reserve expansion programs and in purchasing and refurbishing plant and equipment. The Company anticipates investing additional capital in mine development, new mining equipment and in capitalized reserve expansion programs referred to under “Development and exploration” above.  The Company anticipates funding these programs from cash generated from operating activities and equity and/or debt financing.

At December 31, 2004, the Company had a negative working capital of $5.9 million, which , together with expected cash flow from operations, would not be sufficient to satisfy current general and administrative activities, mining operations, capital expenditures and property obligations for the 2005 fiscal year.  On March 23, 2005, the Company completed an equity financing, through a syndicate of Agents, for aggregate gross proceeds of Cdn $30.0 million.  Details of the equity financing are outlined in the Company’s Overview above.  The agents received a 5% commission on the gross proceeds of the offering.  The net proceeds of the offering will be used to fund the Company’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

QUEENSTAKE RESOURCES LTD.

The Company’s material contractual obligations at December 31, 2004 are illustrated in Table 8 below.

Table 7 – Material Contractual Obligations

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no material off balance sheet arrangements and had none as at December 31, 2004.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and asset retirement obligations.  The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.  For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated July 24, 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice.  A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis.  Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 23, 2005.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company would be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

QUEENSTAKE RESOURCES LTD.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which would reduce the Company’s earnings and net assets.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted.  CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has restated the results of 2003 and 2002 by recognizing stock-based compensation expenses of $0.3 million and $0.1 million, respectively.  In addition, the Company has reported a $0.5 million charge to earnings for the year ended December 31, 2004, reflecting the cost related to the issuance and vesting of stock option grants during the 2004.  The affect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004.  This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred, added to the carrying value of the asset and amortized into income on a systematic basis over its useful life.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  The original $25.8 million estimate of the fair value of these costs was based on a present value analysis of the future asset retirement costs conducted by the American Insurance Group Environmental (“AIG”).  As at December 31, 2004, management believes that the total reclamation liability estimate has not materially changed.

The current asset retirement obligation has been fully funded by the Company by means of a Commutation Account established with AIG. The cash plus interest earned in the Commutation Account will be used to fund Jerritt Canyon’s ongoing reclamation and mine closure obligations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars.  Currently, the Company’s principal source of equity capital is Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to hedge exchange rates.

The Company does not use gold forward sales contracts to fix future gold prices realized.

In July 2003, as required by the Company’s term loan lender, the Company purchased 394,591 gold put options, each with a strike price of $330 per ounce and a maximum settlement amount of $40 per ounce, to

QUEENSTAKE RESOURCES LTD.

establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005.  At December 31, 2004, 55,812 put options remained outstanding. The cost of the put options has been deferred and is reflected as a reduction to revenue in conjunction with the number of options expiring each month.  The book value of the put options as recorded at December 31, 2004 is $0.9 million; the market value of the outstanding options is $nil.  Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP.  However, for US GAAP reporting purposes, the $0.9 million loss is expensed in the current year as described in Note 27.

During late December 2004, the Company arranged 105,000 gold put options with a strike price of $400 per ounce.  The gold put options expire monthly throughout 2005 corresponding to the amount of put options purchased/expiring for each respective month and provide the Company with downside price protection.  As these puts expire or are exercised the related cost is reflected as a reduction to revenue.  Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP.  For US GAAP reporting purposes, there is no material difference on a mark to market basis at December 31, 2004.

Marketable securities, consisting of 500,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed company, are carried at the lower of cost or quoted market value.  Cost has been determined as the value of the stock on the date on which it was issued to the Company.  At December 31, 2004, quoted market value and recorded costs were identical and thus, no write-down was required.  Under Canadian GAAP, unrealized gains are not recognized whereas unrealized losses of a permanent nature are recognized. Subsequent to the period end, the Company sold 102,000 of the remaining shares of NPG for proceeds of approximately $0.1 million.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. Outstanding share data as at December 31, 2004 are illustrated in Table 8 below.

Table 8

QUEENSTAKE RESOURCES LTD.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statements - This document contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake's future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

Exhibit 4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated February 4, 2005 (except as to Notes 1b and 28, which are as at March 23, 2005) (the “Report”), with respect to the consolidated financial statements of Queenstake Resources Ltd. included in this Annual Report on Form 40-F for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission, and we further consent to the incorporation by reference of the Report in the Company’s Registration Statement on Form S-8 (No. 333-119779).

/s/ Staley, Okada & Partners

Staley, Okada & Partners

Chartered Accountants

Vancouver, British Columbia, Canada

March 24, 2005

queen40f.doc

Exhibit 5

CONSENT OF PINCOCK ALLEN & HOLT

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2004 (the “Annual Report”) of Queenstake Resources Ltd. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the headings “Narrative Description of the Business -- Principal Operating Property -- Jerritt Canyon Mine -- Geology” and “ -- Mineral Reserve and Resource Estimates” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report and in the Company’s Registration Statement on Form S-8 (No. 333-119779) (the “Registration Statement”) and we further consent to the reliance in the Annual Report on our independent technical report dated February 23, 2005, entitled “Jerritt Canyon Mine, Elko County, Nevada, Technical Report,” which the Company used, or directly quoted from, in preparing summaries concerning the Jerritt Canyon Mine, which appear in such Annual Report and are accordingly incorporated by reference in the Registration Statement.

PINCOCK ALLEN & HOLT

By:

/s/ Raul H. Borrastero, C.P.G.

        Name:  Raul H. Borrastero, C.P.G.

        Title:    Senior Geologist

March 25, 2005

queen40f.doc

Exhibit 6.1

CERTIFICATION

I, Dorian L. Nicol, certify that:

1.  I have reviewed this annual report on Form 40-F of Queenstake Resources Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

queen40f.doc

Date:  March  29, 2005

/s/ Dorian L. Nicol

Dorian L. Nicol, President and Chief Executive Officer

queen40f.doc

Exhibit 6.2

CERTIFICATION

I, Eric H. Edwards, certify that:

1.  I have reviewed this annual report on Form 40-F of Queenstake Resources Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

queen40f.doc

Date:  March 29, 2005

/s/ Eric H. Edwards

Eric H. Edwards, Vice President Finance and Chief Financial Officer

queen40f.doc

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Queenstake Resources Ltd. for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 29, 2005

/s/ Dorian L. Nicol

Dorian L. Nicol, President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

queen40f.doc

Exhibit 7.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Queenstake Resources Ltd. for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 29, 2005

/s/ Eric H. Edwards

Eric H. Edwards

Vice President Finance and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

queen40f.doc