Form 40-F
period 2005-12-31
QUEENSTAKE RESOURCES LTD
filed 2006-04-03
CIK 904121

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                                 Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/05   Commission File Number     1-32368

Queenstake Resources Ltd.

(Exact Name of Registrant as Specified in its Charter)

Yukon Territory, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

999 - 18th Street, Suite 2940

Denver, Colorado 80202

(303) 297-1557

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson LLP

125 Summer Street, Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
Common Shares without Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form                                                                                              ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

550,021,360 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ☐                                                       NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒                                                       NO ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F of Queenstake Resources Ltd. (the “Company”) and the Exhibits included herein may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. Forward-looking statements involve known and unknown risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Renewal Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, gold price volatility; volatility of commodity prices; mining industry operational hazards and environment concerns; uncertainty of estimates of mineral deposits; requirements for additional financing which may not be available; government regulation and requirements for permits and licenses and competition. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESERVE AND RESOURCE ESTIMATES

Proven and Probable Reserves. The estimates of proven and probable mineral reserves incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 or the U.S. Securities and Exchange Commission (SEC). Accordingly, the Company’s disclosure of mineral reserves in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Measured and Indicated Resources. This Annual Report uses the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability.

Inferred Resources:  This Annual Report uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

For further information, please refer to the definitions of reserves and resources and discussion under the heading “Risk Factors” in the Renewal Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are expressed in United States dollars.

ANNUAL INFORMATION FORM

The Renewal Annual Information Form of the Company for the year ended December 31, 2005 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, including the auditors’ report thereon dated March 30, 2006, are included herein as Exhibit 2. Please refer to Note 23 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.                                    Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.                                    Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of Audit Committee; Independence

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Peter Bojtos, Michael Smith, and Doris Meyer. Each of Mr. Bojtos and Mr. Smith is “independent” as that term is defined under the rules of the American Stock Exchange (the “AMEX”), but Ms. Meyer is not considered “independent” under AMEX rules. Please see below for a discussion of Ms. Meyer’s status under AMEX listing standards applicable to members of audit committees.

Audit Committee Financial Expert

The Board has designated Michael Smith as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.

Exemption from Listing Standards for Audit Committees

Doris Meyer is “independent” within the meaning of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) but is not “independent” within the meaning of Section 121A of the AMEX Company Guide because she was employed by the Company during the past three years. Until her resignation as an employee of the Company in May 2004, she was an executive officer of the Company, most recently as Vice President Finance and Corporate Secretary. With permission of the AMEX, the Company is currently relying on the exemption to AMEX Audit Committee composition requirements pursuant to Section 121B(2)(b) of the AMEX Company Guide in view of the “exceptional and limited circumstances” relating to Ms. Meyer’s service on the Audit Committee.

The Company’s Board of Directors has determined that Ms. Meyer’s membership on the Audit Committee was and is required by the best interests of the Company and its shareholders because of her qualifications as a Certified General Accountant and because she has considerable experience in the provision of financial and corporate compliance services to publicly-traded mining companies. As well, she is a member of the Associations of the Certified General Accountants of British Columbia and Canada. It is difficult to find individuals with the required skills and knowledge to serve on audit committees, and Ms. Meyer’s accounting, corporate and financial experience is very important to the Company’s Audit Committee in order to fulfill its mandate of overseeing the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements.

In accordance with the requirements for reliance on the exemption from AMEX listing standards under Section 121B(2)(b) of the AMEX Company Guide, Ms. Meyer is not a current officer or employee of the Company, nor is she an immediate family member of any officer or employee of the Company. She is not the Chairman of the Audit Committee.

The Company does not believe that reliance on the foregoing exemption has or would materially affect the ability of the Audit Committee to act independently and otherwise to satisfy the requirements of Rule 10A-3 under the Exchange Act.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Staley, Okada & Partners, Chartered Accountants (“Staley Okada”) to the Company for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005		Year Ended December 31, 2004
Audit Fees (1)	$204,859		$147,289
Audit-Related Fees (2)	-0	-	6,931
Tax Fees (3)	27,659		44,071
All Other Fees (4)	-0	-	-0	-
Totals	$232,518		$198,291

NOTES:

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

(4)  Except as noted above, there were no other fees billed to the Company for each of the last two fiscal years ended December 31, 2005 and 2004 by Staley Okada.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services. Pursuant to its Charter, the Audit Committee is required to pre-approve all auditing services and related fees and the terms thereof, including the scope of the auditors’ audit examination plan, procedures and timing of the audit, and pre-approve any non-audit services (i.e., any services provided other than in connection with the audit or review of financial statements) to be rendered by the Company’s auditors, including the terms thereof, and the fees to be paid in connection therewith. The Committee may delegate to one or more members of the Committee the authority to pre-approve services to be provided by the auditors. Any such pre-approval by one or more members of the Committee must be reported to the full Committee at the next scheduled meeting. The pre-approval of auditing and non-auditing services can be done with input from, but no delegation of authority to, management. All of the engagements and fees for 2005 were pre-approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
(In millions of U.S. dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.5	$1.4	$2.1	$—	$—
Operating leases	0.6	0.2	0.4	—	—
Non-hedge derivative financial instruments	1.1	1.0	0.1	—	—
Total Material Contractual Obligations	$5.2	$2.6	$2.6	$—	$—

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.queenstake.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

EXHIBITS

The following exhibits are filed as part of this report:

1.                                       Renewal Annual Information Form for the year ended December 31, 2005

2.                                       Audited Consolidated Financial Statements for the years ended December 31, 2005 and 2004, together with the auditors’ report thereon dated March 13, 2006, except as to Note 24, which is as of March 30, 2006 (Note 23 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.                                       Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005

4.                                       Consent of Staley, Okada & Partners, Chartered Accountants

5.1                                 Consent of SRK Consulting (U.S.), Inc.

5.2                                 Consent of Landy Stinnet

5.3                                 Consent of Dorian L. (Dusty) Nicol

5.4                                 Consent of Robert Todd

5.5                                 Consent of Donald G. Colli

31.1                           Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

31.2                           Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

32.1                           Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2                           Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
Registrant

		By:	/s/ Dorian L. Nicol
			Name:	Dorian L. (Dusty) Nicol
			Title:	President and Chief
Executive Officer

Date:	March 30, 2006