Form 40-F
period 2006-12-31
QUEENSTAKE RESOURCES LTD
filed 2007-03-30
CIK 904121

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/06                 Commission File Number 1-32368

Queenstake Resources Ltd.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada
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

583,706,000 Common Shares without Par Value

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

YES ☒                   NO ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F of Queenstake Resources Ltd. (the “Company”) and the Exhibits included herein may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of the United States.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings, cost reductions and mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of mineral reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, (vii) estimates of reclamation and closure costs, and(viii)  statements relating to the proposed combination of the Company and YGC Resources Ltd.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development, production and cost estimate risks, risks relating to the proposed combination of the Company and YGC Resources Ltd. and other risks, including those described under the heading “Risk Factors” in the Renewal Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

ANNUAL INFORMATION FORM

The Renewal Annual Information Form of the Company for the year ended December 31, 2006 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2006, including the independent auditors’ report thereon dated March 29, 2007, and for the years ended December 31, 2005 and 2004, including the independent auditors’ report thereon dated March 13, 2006, except as to Note 24, which is as of March 30, 2006, are included herein as Exhibit 2.  Please refer to Note 24 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.            Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.            Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

•  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•  provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.  In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During the course of evaluating controls and procedures relating to financial reporting, management identified and corrected a material weakness in internal controls where the review, approval and quality control of critical financial accounting spreadsheets were not effective.  Additional controls and procedures to strengthen internal controls in this area were implemented by the Company to prevent a similar material error from occurring in the future.

Based on the Company’s evaluation under the COSO framework, except for the material weakness noted above, which has been remediated, we have concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

C.            Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of Audit Committee; Independence

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are John W.W. Hick, Peter Bojtos and Doris Meyer.  Each of Mr. Hick and Mr. Bojtos is “independent” as that term is defined under the rules of the American Stock Exchange (the “AMEX”), but Ms. Meyer is not considered “independent” under AMEX rules.  Please see below for a discussion of Ms. Meyer’s status under AMEX listing standards applicable to members of audit committees.

Audit Committee Financial Expert

The Board has designated John W.W. Hick as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP and the predecessor auditors, Staley, Okada & Partners, Chartered Accountants (“Staley Okada”) to the Company for each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$215,308	$204,859
Audit-Related Fees (2)	0	0
Tax Fees (3)	22,086	27,659
All Other Fees (4)	0	0
Totals	$237,394	$232,518

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(3)  “Tax Fees” represent fees for tax compliance,  tax advice and tax planning services.

(4)  Fees for services other than disclosed in any other column.  Except as noted above, there were no other fees billed to the Company for each of the last two fiscal years ended December 31, 2006 and 2005 by Staley Okada or its successor PricewaterhouseCoopers LLP.

Effective September 19, 2006, the Company appointed PricewaterhouseCoopers LLP, Chartered Accountants as its independent registered auditor following a transaction in which Staley Okada joined their practice with PricewaterhouseCoopers LLP Chartered Accountants.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.  Pursuant to its Charter, the Audit Committee is required to pre-approve all auditing services and related fees and the terms thereof, including the scope of the auditors’ audit examination plan, procedures and timing of the audit, and pre-approve any non-audit services (i.e., any services provided other than in connection with the audit or review of financial statements) to be rendered by the Company’s auditors, including the terms thereof, and the fees to be paid in connection therewith.  The Committee may delegate to one or more members of the Committee the authority to pre-approve services to be provided by the auditors.  Any such pre-approval by one or more members of the Committee must be reported to the full Committee at the next scheduled meeting.  The pre-approval of auditing and non-auditing services can be done with input from, but no delegation of authority to, management.  All of the engagements and fees for 2006 were pre-approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
(In millions of dollars)	Total	Less than 1 year	1 -3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.3	$1.2	$1.8	$0.3	$—
Operating leases	0.4	0.2	0.2	—	—
Non-hedge derivative financial instruments	0.1	0.1	—	—	—
Total Material Contractual Obligations	$3.8	$1.5	$2.0	$0.3	$—

At the end of the third quarter, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  As a result of this process, on March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation.  Upon completion of the merger, the Company is obligated to pay Blackmont a success fee equal to 1.25 percent of the transaction value.

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

B.            Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2006.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Renewal Annual Information Form for the year ended December 31, 2006

2.

Audited Consolidated Financial Statements for the years ended December 31, 2006, together with the independent auditors’ report thereon dated March 29, 2007 issued by PricewaterhouseCoopers LLP, and audited Consolidated Financial Statements for the years ended December 31, 2005 and 2004, together with the independent auditors’ report thereon dated March 13, 2006, except as to Note 24 which is as of March 30, 2006 issued by Staley Okada (Note 24 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006

4.1	Consent of PricewaterhouseCoopers LLP, Chartered Accountants, registered public accounting firm

4.2	Consent of Staley, Okada & Partners, Chartered Accountants, registered public accounting firm

5.1	Consent of SRK Consulting (U.S.), Inc.

5.2	Consent of Landy Stinnet

5.3	Consent of Dorian L. (Dusty) Nicol

5.4	Consent of Robert Todd

5.5	Consent of Donald G. Colli

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
Registrant

		By:	/s/ Dorian L. Nicol
Name: Dorian L. (Dusty) Nicol
Title: President and Chief Executive Officer

Date:	March 29, 2007